
12026823


TRAVELERS

Committed to Opportunity

2011 Annual Report and Form 10-K

Travelers at a glance

The Travelers Companies, Inc. (NYSE: TRV) is a leading provider of property and casualty insurance for auto, home and business. The company's diverse business lines offer customers a wide range of coverage predominantly through independent agents and brokers. A component of the Dow Jones Industrial Average, Travelers has more than 30,000 employees and operations in the United States and selected international markets.

Financial highlights

At and for the year ended December 31. Dollar amounts in millions, except per share amounts.

	2011	2010	2009	2008	2007
Earned Premiums	**$ 22,090**	$ 21,432	$ 21,418	$ 21,579	$ 21,470
Total Revenues	**$ 25,446**	$ 25,112	$ 24,680	$ 24,477	$ 26,017
Operating Income	**$ 1,390**	$ 3,043	$ 3,600	$ 3,195	$ 4,500
Net Income	**$ 1,426**	$ 3,216	$ 3,622	$ 2,924	$ 4,601
Net Income Per Diluted Common Share	**$ 3.36**	$ 6.62	$ 6.33	$ 4.81	$ 6.85
Total Investments	**$ 72,701**	$ 72,722	$ 74,965	$ 70,738	$ 74,818
Total Assets	**$104,602**	$105,656	$110,035	$110,107	$115,699
Shareholders' Equity	**$ 24,477**	$ 25,475	$ 27,415	$ 25,319	$ 26,616
Return On Equity	**5.7%**	12.1%	13.5%	11.4%	18.0%
Operating Return On Equity	**6.1%**	12.5%	14.0%	12.4%	17.7%
Book Value Per Share	**$ 62.32**	$ 58.47	$ 52.54	$ 43.12	$ 42.22
Dividends Per Share	**$ 1.59**	$ 1.41	$ 1.23	$ 1.19	$ 1.13

ABOUT THE COVER: Committed to Opportunity: Travelers EDGE Increases Access to Higher Education

To ensure a qualified workforce for tomorrow, Travelers is supporting initiatives today that increase access to education, break down barriers to success and create opportunities for underrepresented youth. Travelers' signature education program, Travelers EDGE®: Empowering Dreams for Graduation and Employment, has reached more than 23,000 students over the past four years to improve academic and career success and increase attainment of bachelor's degrees for low-income and first-generation college students.

Through Travelers EDGE, students participate in job shadowing, career counseling, mentorship opportunities and many other activities that prepare them to transition from middle and high school to college and then from college to a career. Travelers EDGE also provides direct financial support through scholarships and stipends, and scholarship recipients are often hired for internship and full-time opportunities.

Travelers has partnered with 14 universities, colleges and community-based programs since the program's inception, including the University of Connecticut and the University of Minnesota-Carlson School of Management.

For more information about Travelers EDGE, go to travelers.com/community.

On the cover are participants in Travelers EDGE and High School, Inc., an insurance and finance career-themed academy within the Hartford Public Schools. From left to right are Melissa Rodriguez, Cameron Evans, Teresa Frausto, Sanchez Anderson, Tracy Wright, Darrell Williams, Jessica Ugbo, Camron Rafiee, Dunnia Ulloa, Jovawn Evans, Azra Hodzic, Sandra Walker, Angelique Ayala and Richard Hernandez.



"We take seriously our customers' reliance on us to serve them in times of need. Indeed, our reliability in responding to customers during the century and a half that we have been in business is a source of great pride to all who work here."

JAY S. FISHMAN — Chairman and Chief Executive Officer

» TO OUR SHAREHOLDERS

One measure of a great company is how it performs in challenging times. The year 2011, the costliest natural catastrophe year on record, proved to be challenging for both Travelers and the insurance industry globally. Weather events in the United States were astonishing in their breadth and intensity — devastating April tornadoes in Alabama and Missouri, Hurricane Irene's onslaught along the East Coast, wildfires in Texas and an October snowstorm dubbed "Storm Alfred" in the Northeast.

Many of our customers lost their homes, their cars and their businesses. And Travelers stood by them.

In the insurance business, we recognize that there will be years — hopefully, not too many — in which bad weather significantly affects our results. This was one of those years.

Travelers also continued to face a challenging economic environment in 2011. In particular, yields on both treasury securities and short-term investments reached record lows, which adversely affected our investment income.

Given this backdrop, we are proud of how our company performed in 2011. Despite the punishing weather and low interest rates, the strength and competitive advantages of our businesses enabled us to generate 2011 operating income of $1.4 billion, a return on equity of 5.7 percent and an operating return on equity of 6.1 percent. We also produced net income per diluted share of $3.36.

Performance is never revealed in numbers alone. We must also assess how we arrived at a particular result and ask ourselves if we did all we could do for the long-term success of our franchise. In this most challenging year, we believe that we did so.

Our catastrophe response strategy

It was not by luck or by accident that we were able to respond so well to this year's natural catastrophes. Several years ago, we took the bold step of implementing an industry-leading catastrophe response strategy through which our customers are served almost exclusively by Travelers employees. This approach differs from the common industry practice of employing third party claim adjusters to fill in during periods of heavy claim volume. Outside adjusters can be in demand during a large-scale event, so we believe that drawing on our own employee population allows us to respond more quickly and efficiently. Furthermore, as our employees benefit from Travelers' extensive technical and customer service training, the service our employees deliver meaningfully distinguishes Travelers in the marketplace. Our response strategy, together with the expertise and commitment of our dedicated employees, allowed us to provide an exceptional response to these catastrophic events.

We have received a great deal of positive feedback from our agents and customers about our response to the natural disasters in 2011. We would like you to be able to hear directly from them — in their own words. On our website, we are providing brief video accounts of their ordeals and our response specifically to the April 27 tornadoes in Alabama. (See 2011 Alabama Tornadoes on page 2 of this report.)

We take seriously our customers' reliance on us to serve them in times of need. Indeed, our reliability in responding to customers during the century and a half that we have been in business is a source of great pride to all who work here, and we believe this is critical to the foundation of our successful future.

Financial results over time

The challenges presented in 2011 highlight the importance of our commitment to a long-term perspective — one of Travelers' hallmarks.

- **Operating return on equity** As I have consistently stated, our financial goal is to achieve a mid-teens operating return on equity over time. In that regard, our average annual operating return on equity was approximately 13 percent over the past seven years — years that included Hurricanes Katrina, Rita and Wilma in 2005; Ike, Gustav and Dolly in 2008; the economic crisis that began in 2008; and the spring tornadoes of 2011 — tornadoes that if viewed as a single event and compared in today's dollars, would represent the fifth costliest weather event in U.S. history. In that environment, we are pleased with our long-term results.

  As long as the interest rate environment or the frequency and severity of catastrophe losses that the industry experienced in 2011 persists, a firm such as ours would be hard-pressed to earn a mid-teens operating return on equity. However, we expect that a mid-teens return should be achievable if conditions return to more normalized levels by historical standards. In any event, we believe that we are well-positioned to perform among the very best in the industry.

- **Financial strength ratings** Travelers is one of the top-rated insurance companies in the property and casualty industry. Since 2006, Travelers has improved its financial strength ratings substantially as a result of a number of rating increases during a time when several of our competitors suffered rating downgrades — and some substantially so.

» 2011 ALABAMA TORNADOES

In our customers' own words

On April 27, 2011, a series of F-5 tornadoes devastated cities and towns across central Alabama. Within 24 hours, Travelers claim professionals were on the ground, going door to door in many of the most heavily affected areas, to help our customers and agents.

Travelers' operational expertise enables us to quickly dispatch needed personnel and resources to assist our customers and agents in disaster areas. Thousands of Travelers employees specially trained in catastrophe response are prepared to deploy to a disaster site within 24 hours or less. The company's Catastrophe Management Center directs response activities, while multiple call centers across the country and online loss reporting ensure that customers can report their losses any time, day or night. Travelers' mobile claim offices — custom-built RVs — immediately deploy to affected communities so that responding claim specialists can best attend to customer needs.

Visit travelers.com/stormstories to view a series of brief videos that capture our customers' stories from the 2011 Alabama tornadoes — in their own words.



"Still Standing with You" is the story of how the storm affected the communities of Tuscaloosa, Birmingham and Cullman, told from the point of view of Travelers Business and Personal Insurance customers, agents and employees.



"The View from Main Street" provides the perspective of our agents as they discuss the storm and their partnership with Travelers.



Debbie and Eric Jackson, Pleasant Grove homeowners



Bruce and Shirley Stephenson, Cullman homeowners



Glenn Wilson, Pastor, The Church Without Walls, Tuscaloosa



Kim Arndt, commercial property owner, Cullman



Kim Weaver, co-owner, Al's Dog House, Cullman



Jon and Lisa Stewart, Pleasant Grove homeowners

» GROWING BOOK VALUE PER COMMON SHARE

In the seven-year period between Dec. 31, 2004 and Dec. 31, 2011, Travelers increased its book value per common share (BVPS) from $31.35 to $62.32, which represents a compound annual growth rate (CAGR) of 10.3 percent.

Stock price

Book value per common share


BVPS CAGR: 10.3%
$31.35
$31.94
$36.86
$42.22
$43.12
$52.54
$58.47
$62.32
04
05
06
07
08
09
10
11
Price to Book Ratio
1.18
1.40
1.46
1.27
1.05
0.95
0.95
0.95

- **Book value per share** Our long-term capital management strategy has been to use the capital we generate to fund the needs of our insurance business. When our capital exceeds those needs, we return the excess to our shareholders. Since we began our share repurchase program in May 2006, we have repurchased 49 percent of the company's then outstanding shares and over that time paid dividends that have grown at an 11 percent compound annual growth rate on a per share basis. In all, the company has returned almost $21.5 billion to shareholders during this period.

As reflected in the chart above, the resulting growth in book value per share has been notable — from $31.35 per common share on December 31, 2004, to $62.32 per common share on December 31, 2011.

Long-term investments in our business

In our insurance businesses, 2011 net written premiums were $22.2 billion, up 3 percent from the prior year. Within our business, we continue to focus on a number of long-term investments:

- **Personal Insurance Direct** The development of this business not only enables us to reach another market sector, but also allows us to focus on online services that today's more connected world demands. Customers are expecting more efficient and intuitive technological solutions for interacting with the company. Because they are forming their impressions of Travelers from those experiences, we are implementing new technological capabilities to enable customer choice as well as to provide improved service.

> It is a fascinating time in the insurance industry — one that is full of opportunities and challenges. In this dynamic environment, our shareholders can rely on Travelers to identify emerging issues early, take action to capitalize on opportunities and respond to challenges as they arise.

- **International** Over the past few years, we have worked to develop the company's international operations and capabilities. Our investments and efforts have provided a stronger foundation upon which to grow. One example of this is our 2011 joint venture with J. Malucelli Participações em Seguros e Resseguros S.A., Brazil's market leader in surety. This is Travelers' first significant venture into an emerging international market, and, with Travelers' assistance, JMalucelli is entering Brazil's growing property and casualty market. We are pleased with our progress to date.

- **Public Policy** In 2011, our commitment to contributing to public policy dialogue remained steadfast. Advocating for economic opportunity, the Travelers Institute® held a series of small business symposia, entitled "Small Business — Big Opportunity," to raise awareness of issues affecting small business owners. The Travelers Institute has partnered with organizations and business groups across the country to elevate the discussion. Additionally, the Travelers Institute continues to address the issue of the availability and affordability of insurance along the Gulf and Atlantic coasts.

• **Community** The cover of this year's annual report says it best — Travelers is committed to opportunity. The company's community giving is primarily focused on improving academic and career success for underrepresented youth. In the past five years, more than $35 million of our community support — $9.5 million of our $21 million in 2011 — went to education, and our employees continue to lead the way in supporting educational institutions and nonprofit organizations in the communities where they live and work. A 2011 Pell Institute study identified our signature program, Travelers EDGE℠: Empowering Dreams for Graduation and Employment, as one of a few corporate initiatives that applies a comprehensive approach, making a distinctive and significant contribution to college access and workforce development programming. We continue to work with our community, government and nonprofit partners to develop our future workforce, creating economically vibrant communities.



» TRAVELERS 2011 ADVERTISING CAMPAIGN

It's Better Under the Umbrella℠

Launching five new commercials in 2011, the Travelers advertising campaign continued to reinforce the company's commitment to protecting customers and keeping their trust through the theme, *It's better under the umbrella.*℠ This year's commercials featured the very popular Travelers dog.

The Travelers commercials were ranked among the most memorable or best liked new ads during 2011 by Nielsen. Also, one of the company's commercials was integrated into the story of the season premiere of NBC's "The Office."

To view the commercials, go to travelers.com > About Travelers > TV Commercials.

Looking ahead

It is a fascinating time in the insurance industry — one that is full of opportunities and challenges. In this dynamic environment, our shareholders can rely on Travelers to identify emerging issues early, take action to capitalize on opportunities and respond to challenges as they arise.

In mid-2010, we decided that we were going to take steps to improve rates, terms and conditions on business that we were underwriting to improve future returns in light of the insurance pricing environment and the likelihood we would be facing low fixed income yields for some time. Our efforts to improve rates have intensified due to the possibility that weather patterns might be changing prospectively for the worse.

Within Business Insurance, in particular, we have seen positive rate increases. The fourth quarter 2011 marked the fourth consecutive quarter that Business Insurance has seen positive rate change on renewed accounts.

Given our efforts to date, we are pleased with our progress, and we believe we are on our way to improving profitability.

Conclusion

Following this very demanding year, I cannot thank our employees enough. Our Claim professionals have worked tirelessly from one natural catastrophe to the next. In spite of the demands and the high volume of requests, we were able to achieve impressive customer satisfaction levels. Employees in our Investment group have continued to manage the challenges that the complicated economic landscape has delivered. At the same time, our underwriters have been engaged in improving the company's profitability through careful analysis and making the right decisions for the company and our policyholders.

As always, but even more so given the challenges of the past year, we are extremely thankful to all the individuals who contribute to Travelers' success — our agents and brokers, our employees, our Board of Directors and our customers. We cannot do what we do day in and day out alone, and we are grateful for their continued support.

Jay S. Fishman

Jay S. Fishman

Chairman and Chief Executive Officer

Travelers is organized into the following three business segments: **Business Insurance; Financial, Professional & International Insurance;** and **Personal Insurance.** For more information about Travelers and its products and services, visit travelers.com.

Business Insurance Highlights

2011 Net Written Premium: $11.3 Billion

Business Insurance offers a broad array of property and casualty insurance products and services to its clients, which range from small "Main Street" businesses to mid-sized and specialty companies to Fortune 100™ corporations. Business Insurance is organized into underwriting and marketing groups focused on particular markets, industries or product lines. Select Accounts primarily sells packaged property and casualty coverages to small businesses; Commercial Accounts markets tailored insurance products and services to mid-sized businesses, including domestic firms with global exposures; and National Accounts provides highly customized insurance and risk management services to large companies. In addition, business units in the Target Risk Underwriting group provide insurance products and services to address large property, inland marine, ocean marine, equipment breakdown and excess casualty risks, while business units in the Industry-Focused Underwriting and Specialized Distribution groups tailor coverage to complex industries, including oil & gas, technology, agriculture, trucking and construction as well as to the public sector.

2011 Highlights

Select Accounts achieved year-over-year increases in new business flow and policies-in-force in 2011 for the fifth consecutive year, validating the continued demand for Travelers' small commercial products offered through Travelers*Express*®, its industry-leading quote-to-issue platform. Select made market-changing enhancements to the platform in 2011. For example, Select launched its flagship product, Master Pac℠, on the platform, raising the bar on product sophistication and ease of doing business for agents and brokers.

Also in 2011, in partnership with the Travelers Institute®, Select hosted symposia around the country designed to identify and find solutions to key challenges facing today's small businesses. The "Small Business — Big Opportunity" series also brought attention to the importance of disaster preparedness, business continuity planning and risk management practices.

Commercial Accounts continued to broaden its offerings for mid-sized business by expanding its Industry*Edge*® portfolio of products and services. Industry*Edge* blends specialized expertise with industry-specific products and dedicated risk control and claim services to help manage the complex and evolving risks unique to many of the industries served. The most recent enhancements include the availability of Excess Educators Legal Liability through Industry*Edge* for Educational Institutions and new property coverages through Industry*Edge* for Healthcare Organizations. Travelers Commercial Accounts also introduced Industry*Edge* for Craft Breweries that includes industry-specific insurance coverages, experienced risk control consultants and dedicated claim services that are tailored to the nuances of this specialized business.

Travelers also unveiled its Umbrella of Services to highlight the importance and strength of the professional services available to mid-sized customers. Umbrella of Services is an integrated approach to marketing Travelers' four key service offerings — Claim, Risk Control, Risk Management Information Systems and Policy Services — and is based on the premise that superior service deepens the relationships with agents and the relationships they have with their clients. By leveraging the value of these services, agents can benefit from improved retention, and their customers benefit from better loss results.

National Accounts moved to a single, integrated field organization, making it easier for agents and brokers to do business with Travelers by streamlining access to all of the company's bundled and unbundled loss-sensitive products and claim administration services. National Accounts continued to offer enhancements, introducing new products including Travelers Money Market Collateral Account and Deductible Close-Out. Travelers' industry-leading risk management information system, e-CARMA®, offered several new features to help customers manage loss costs including Claim Alerts, which pushes customized claim activities daily to clients. Each risk management solution is designed to drive a better result for customers and help them to manage their total cost of risk.

Within the **Target Risk** and **Industry-Focused** Underwriting groups:

- **Agribusiness** continued its solid growth pattern through high customer retention and record new business submissions. A targeted new agency appointment strategy increased market penetration into the rural agency network. This expanded distribution allows Agribusiness to bring products and services closer to its customer base. Agribusiness continued its tradition of product innovation by releasing Ag Xtra®, an enhanced package of coverages targeted for more complex farming operations. This industry-focused business also expanded utilization of the TAgS℠ (Travelers Agribusiness System) quote-and-issue system for ease of doing business with agents.
- **Boiler & Machinery** introduced its enhanced EnergyMax 21℠ monoline equipment breakdown policy to key markets, including the State of California, as part of a continuing national roll out. EnergyMax 21 provides policyholders with a comprehensive suite of protections including New Generation coverage, which affords up to 125 percent of replacement value for the upgrade of irreparable equipment to state-of-the-art technology.
- **Construction** is a leading provider of insurance products and services for small, mid-sized and large contractors. Construction continued its long tradition of specialization and expertise through its dedicated Underwriting, Claims and Risk Control services, while also providing enhanced agency services such as secure online quotes and access to important ancillary products such as Professional Liability, Railroad Protective Liability and Owner's Contractors Protective Liability. Construction introduced a new enhanced Professional Liability program and experienced customer growth and momentum with its latest offering, Industry*Edge* for General Contractors.
- **Inland Marine**, a leading provider of Builders' Risk insurance in the United States, partnered with **Technology** to introduce Travelers Clean Energy & Technology Practice, which provides leading products and services to the rapidly-growing Wind and Solar Energy industry. These two business units co-lead an enterprise-wide practice that provides insurance coverage spanning the entire life cycle of clean energy projects from R&D and pre-planning consulting, through the manufacture, transport, installation and operational phases. Clients include developers, manufacturers, contractors, shippers and power providers.
- **National Property**, a leading insurer of large property risks in the United States, continued to increase its portfolio of larger and more complex accounts; expanded its global reach by restructuring the process by which it places admitted insurance policies in more than 90 countries to cover the international exposures of domestic insureds; and enhanced its underwriting acumen by incorporating new tornado, windstorm, hail and flood risk evaluation tools.

- **Ocean Marine** introduced the *Marine Construction Program*, which assists contractors in managing both the marine and non-marine contracting exposures that come with working along the waterfront. Ocean Marine also expanded its online *Ocean Express*® platform to include specialty boat repairers via the Shipwright program, in addition to the existing *Cargo Elite Express*SM product for insuring ocean cargo shipments.
- **Technology** continued to bring visibility and thought leadership to emerging risk issues by publishing the Risk Advisor Series. This ongoing series explores emerging risks in depth including topics such as Social Media Risk, Importing Risk and Electronic Equipment Waste Disposal Risk. Planned topics in 2012 include Cloud Computing Risk and Solar Energy Risk. Advancing knowledge of risk for customers, distributors and communities, the Risk Advisor Series is available at travelers.com > Specialized Risks > Technology > Emerging Risk.

In **Specialized Distribution, National Programs** enhanced coverage offerings in several programs including Eagle 3, Rental, and Girl Scouts while launching a company-underwritten specialty practice, Liquid Propane Gas, that is available directly to all Travelers agents. **Northland** maintained its leadership position in the transportation market by introducing a new cargo form offering more coverage options for customers.

Financial, Professional & International Insurance

2011 Net Written Premium: $3.1 Billion

Financial, Professional & International Insurance includes the Bond & Financial Products business and the International business. Bond & Financial Products provides a wide range of customers with bond and insurance products and risk management services. Coverages include performance, payment and commercial surety and fidelity bonds for construction and general commercial enterprises, as well as management liability, professional liability and crime coverages, primarily to U.S.-based businesses. In addition, the business provides traditional property casualty coverage to financial institutions. The International business provides property and casualty insurance products and management liability, professional liability and crime coverages in the United Kingdom, Canada and the Republic of Ireland, and internationally through its operations at Lloyd's. The International business also provides surety bonds in Canada.

2011 Highlights

In June, Travelers completed its previously announced acquisition of a 43 percent interest in J. Malucelli Participações em Seguros e Resseguros S.A., the market leader in the surety business in Brazil. This investment significantly increases JMalucelli's capital level, positioning the company for growth in Brazil. In addition, the combination of Travelers' broad insurance expertise with JMalucelli's established distribution network and extensive customer base provides the company with an exceptional platform for expanding the joint venture beyond the surety business into Brazil's growing property and casualty market.

Bond & Financial Products continued to strengthen its leadership position through new and enhanced product offerings, including the launch of a new CyberRisk policy dedicated to limiting client cyber-related exposures and managing associated risks. Offered through Travelers' suite of management liability products, the CyberRisk policy allows policyholders to build a customized policy to fit their business needs based on 10 coverage options.

This CyberRisk policy suite joins Travelers' cyber risk products for the technology industry and the public sector.

The **International** business in **Canada** and the **United Kingdom** added a number of new products as part of a strategy to broaden product offerings. New Industry*Edge*® products included Wineries and Food & Beverage in Canada, and Plastics in the United Kingdom. Additionally, the U.K. operations launched a new professional indemnity product offering aimed at the publishing and general media sectors and an Errors & Omissions policy (E&O) for film producers.

Personal Insurance

2011 Net Written Premium: $7.7 Billion

Personal Insurance offers individuals a broad array of property and casualty insurance products. Travelers' primary auto and homeowners products are complemented by a suite of additional coverage offerings to round out an individual's risk management needs: umbrella, condominium, tenant, flood, identity fraud, valuable items, boat and yacht, and wedding/special events coverage. Personal Insurance products are available to consumers through multiple channels, allowing them to choose the options that fit best with their lifestyles and preferences. Consumers are able to consult with one of approximately 12,500 independent agencies, work with Travelers directly, or access products and services through employee and affinity groups and joint marketing arrangements.

2011 Highlights

- Personal Insurance works closely with agents to deliver value to customers in a number of ways. In 2011, Travelers continued to bring on new agencies and made it easier for agents to interact with the company on behalf of their clients. The company completed the rollout of a new quote-and-issue system that significantly improved agents' experience when obtaining Travelers' products for their customers. The new interface is easier to use, is integrated with comparative raters and enables enhanced cross-sell capabilities across product lines.
- Travelers is committed to helping consumers obtain and manage insurance on their terms, either directly with the company or through an independent agent. Travelers continued to develop its direct-to-consumer marketing capabilities, particularly in the digital arena, significantly increasing online sales. The company improved the experience policyholders have when interacting with Travelers online or with one of the company's experienced employees. Enhancements to the customer self-service website, myTravelers.com, have resulted in a better user experience, easier registration and the electronic delivery of auto ID cards.
- The depth of Travelers' products and services is part of the value the company brings to customers. In 2011, Travelers continued to expand that depth with the countrywide rollout of significant auto product features including new car discount, paid-in-full discount and accident forgiveness. Travelers enhanced its pricing and underwriting sophistication with tools such as real-time verification of prior coverage. With agents, Travelers helped consumers determine the right amount of homeowners coverage by educating them on home value versus replacement costs.
- Travelers is committed to helping customers get the information they need to make the best decisions about protecting what matters to them. To that end, Travelers launched the Guide to Better Coverage, which gives consumers and agents online access to decision-making tools they can use as they shop for the right coverage. While providing consumers direct access to such information is important, Travelers remains dedicated to strengthening the consultative role agents serve. In 2011, the company released tools to help agents conduct annual insurance reviews with their clients.
- Travelers is there for customers when they buy insurance — and when they need it. In 2011, Travelers claim professionals responded to unprecedented claims from customers hit by severe weather across the country. The organization was able to respond quickly and effectively when tragedy struck and, as a result, claim satisfaction numbers remained strong. Moreover, agents and customers stated throughout the year that Travelers' catastrophe response is industry-leading — the ability to have a Travelers claim professional available when customers need assistance is of great value to them.

Management

David E. Baker
Senior Vice President, Chief Compliance Officer & Group General Counsel

Scott C. Belden+
Senior Vice President – Reinsurance

D. Keith Bell
Senior Vice President – Accounting Standards

Jay S. Benet*+
Vice Chairman & Chief Financial Officer

Diane D. Bengston+
Senior Vice President – Enterprise Human Resources

Andy F. Bessette*+
Executive Vice President & Chief Administrative Officer

Shane K. Boyd+
Vice President – Enterprise Communications

Robert Brody+
Senior Vice President – Risk Control Services & Claim Shared Services

Lisa M. Caputo*+
Executive Vice President – Marketing & Communications

James W. Chapman+
President – First Party Business Group

Charles J. Clarke*+
Vice Chairman

John P. Clifford Jr.*+
Executive Vice President – Human Resources

Katherine S. Conway+
Senior Vice President – Financial Planning & Analysis, Catastrophe Strategy & Analysis

William E. Cunningham Jr.*+
Executive Vice President – Business Insurance

Smitesh Davé+
Vice President & Chief Corporate Actuary

Fred R. Donner+
Senior Vice President & Chief Financial Officer – Business Insurance

Irwin R. Ettinger*+
Vice Chairman

Jay S. Fishman*+
Chairman & Chief Executive Officer

Matthew S. Furman+
Senior Vice President, Corporate Secretary & Group General Counsel – Corporate & Governance

Marlyss J. Gage+
Senior Vice President & Chief Underwriting Officer

William P. Hannon*+
Executive Vice President – Enterprise Risk Management, Chief Risk Officer & Business Conduct Officer

William H. Heyman*+
Vice Chairman & Chief Investment Officer

Bruce R. Jones+
Senior Vice President & Chief Actuary – Enterprise Risk Management

Patrick J. Kinney*+
President – Field Management

Michael F. Klein*+
President – Middle Market

Thomas M. Kunkel*+
President – Bond & Financial Products

Elio Lagana+
Senior Vice President – Operations

Madelyn Lankton*+
Executive Vice President & Chief Information Officer

Brian W. MacLean*+
President & Chief Operating Officer

William C. Malugen Jr.+
President – National Accounts

Gabriella Nawi+
Senior Vice President – Investor Relations

Maria Olivo*+
Executive Vice President – Strategic Development & Corporate Treasurer

Brian P. Reilly
Senior Vice President & Chief Auditor

Ellen M. Rizzo+
Senior Vice President & Chief Financial Officer – Claim

David D. Rowland+
Executive Vice President – Investments

Douglas K. Russell+
Senior Vice President & Corporate Controller

Scott W. Rynda
Senior Vice President – Corporate Tax

Duane A. Sanders+
Senior Vice President – U.S. Claim Operations

Marc E. Schmittlein*+
President – Select Accounts & Agribusiness

Alan D. Schnitzer*+
Vice Chairman, Chief Legal Officer & Executive Vice President – Financial, Professional & International Insurance

Richard D. Schug+
Senior Vice President & Chief Actuary – Business Insurance

Peter Schwartz
Senior Vice President & Group General Counsel – Corporate Litigation

Gary L. Smith
Senior Vice President – Government Relations

Kevin C. Smith*+
President – International

Doreen Spadorcia*+
Executive Vice President – Claim Services & Chief Executive Officer – Personal Insurance

Kenneth F. Spence III*+
Executive Vice President & General Counsel

Gregory C. Toczydlowski*+
Executive Vice President & President – Personal Insurance

Joan K. Woodward*+
Executive Vice President – Public Policy & President – The Travelers Institute

Daniel T. H. Yin+
Executive Vice President – Investments

* Management Committee Member
\+ Operating Committee Member

Board Committees

Audit
Dasburg (Chair)
Beller
Dolan
Higgins
Hodgson
Thomsen

Compensation
Graev (Chair)
Duberstein
Killingsworth
Shepard

Executive
Fishman (Chair)
Dasburg
Duberstein
Graev
Hodgson
Killingsworth

Investment and Capital Markets
Killingsworth (Chair)
Duberstein
Graev
Shepard

Nominating and Governance
Duberstein (Chair)
Graev
Killingsworth
Shepard

Risk
Hodgson (Chair)
Beller
Dasburg
Dolan
Higgins
Thomsen

Board of Directors



Alan L. Beller

Partner,
Cleary Gottlieb Steen & Hamilton LLP

Director since 2007



John H. Dasburg*

Chairman & CEO,
ASTAR USA, LLC

Director since 1994



Janet M. Dolan

President,
Act 3 Enterprises, LLC
Retired President & CEO,
Tennant Company

Director since 2001



Kenneth M. Duberstein

Chairman & CEO,
The Duberstein Group, Inc.

Director since 1998



Jay S. Fishman

Chairman & CEO,
The Travelers Companies, Inc.

Director since 2001



Lawrence G. Graev

Chairman & CEO,
The GlenRock Group, LLC

Director since 2002



Patricia L. Higgins

Retired President & CEO,
Switch and Data Facilities, Inc.

Director since 2007



Thomas R. Hodgson

Retired President & COO,
Abbott Laboratories

Director since 1997



Cleve L. Killingsworth Jr.

Former President & CEO,
Blue Cross Blue Shield of Massachusetts, Inc.

Director since 2007



Donald J. Shepard

Retired Chairman of the Executive Board & CEO,
AEGON N.V.

Director since 2009



Laurie J. Thomsen

Retired Partner & Co-Founder,
Prism Venture Partners

Director since 2004

Lead Independent Director

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to

Commission file number 001-10898

The Travelers Companies, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**41-0518860**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

485 Lexington Avenue,
New York, NY 10017
(Address of principal executive offices) (Zip Code)

(917) 778-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act). Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2011, the aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates was $24,420,968,874.

As of February 10, 2012, 393,072,145 shares of the registrant's common stock (without par value) were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the 2012 Annual Meeting of Shareholders are incorporated by reference into Part III of this report.

The Travelers Companies, Inc.

Annual Report on Form 10-K

For Fiscal Year Ended December 31, 2011

TABLE OF CONTENTS

PART I

Item 1. BUSINESS

The Travelers Companies, Inc. (together with its consolidated subsidiaries, the Company) is a holding company principally engaged, through its subsidiaries, in providing a wide range of commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals. The Company is incorporated as a general business corporation under the laws of the state of Minnesota and is one of the oldest insurance organizations in the United States, dating back to 1853. The principal executive offices of the Company are located at 485 Lexington Avenue, New York, New York 10017, and its telephone number is (917) 778-6000. The Company also maintains executive offices in Hartford, Connecticut, and St. Paul, Minnesota. The term "TRV" in this document refers to The Travelers Companies, Inc., the parent holding company excluding subsidiaries.

For a summary of the Company's revenues, operating income and total assets by reportable business segments, see note 2 of notes to the Company's consolidated financial statements.

PROPERTY AND CASUALTY INSURANCE OPERATIONS

The property and casualty insurance industry is highly competitive in the areas of price, service, product offerings, agent relationships and method of distribution. Distribution methods include the use of independent agents, exclusive agents, direct marketing (including use of toll-free numbers and the internet) and/or salaried employees. According to A.M. Best, there are approximately 1,036 property and casualty groups in the United States, comprising approximately 2,462 property and casualty companies. Of those groups, the top 150 accounted for approximately 92% of the consolidated industry's total net written premiums in 2010. The Company competes with both foreign and domestic insurers. In addition, several property and casualty insurers writing commercial lines of business, including the Company, offer products for alternative forms of risk protection in addition to traditional insurance products. These products include large deductible programs and various forms of self-insurance, some of which utilize captive insurance companies and risk retention groups. The Company's competitive position in the marketplace is based on many factors, including the following:

- premiums charged;
- contract terms and conditions;
- products and services offered;
- claim service;
- agent, broker and client relationships;
- local presence;
- geographic scope of business;
- overall financial strength;
- ratings assigned by independent rating agencies;
- experience and qualifications of employees; and
- technology and information systems.

In addition, the marketplace is affected by available capacity of the insurance industry, as measured by policyholders' surplus, and the availability of reinsurance. Industry capacity as measured by policyholders' surplus expands and contracts primarily in conjunction with profit levels generated by the industry, less amounts returned to shareholders through dividends and share repurchases. Capital raised by debt and equity offerings may also increase policyholders' surplus.

Pricing and Underwriting

Pricing of the Company's property and casualty insurance products is generally developed based upon an estimation of expected losses, the expenses associated with producing, issuing and servicing business and managing claims, the time value of money related to the expected loss and expense cash flows, and a reasonable allowance for profit that considers the capital needed to support the Company's business. The Company has a disciplined approach to underwriting and risk management that over the long-term emphasizes profitable growth rather than premium volume or market share. The Company's insurance subsidiaries are subject to state laws and regulations regarding rate and policy form approvals. The applicable state laws and regulations establish standards in certain lines of business to ensure that rates are not excessive, inadequate, unfairly discriminatory, or used to engage in unfair price competition. The Company's ability to increase rates and the relative timing of the process are dependent upon each respective state's requirements, as well as the competitive market environment.

Geographic Distribution

The following table shows the geographic distribution of the Company's consolidated direct written premiums for the year ended December 31, 2011:

State	% of Total
California	10.1%
New York	9.7
Texas	7.2
Pennsylvania	5.1
Florida	4.6
Illinois	4.0
New Jersey	3.8
Massachusetts	3.5
Georgia	3.1
All other domestic(1)	44.3
Total domestic	95.4
International	4.6
Consolidated total	100.0%

(1) No other single state accounted for 3.0% or more of the total direct written premiums written in 2011 by the Company's domestic operations.

Catastrophe Exposure

The wide geographic distribution of the Company's property and casualty insurance operations exposes it to claims arising out of catastrophes. The Company uses various analyses and methods, including sophisticated computer modeling processes, to continually monitor and analyze underwriting risks of business in natural catastrophe-prone areas and target risk areas for conventional terrorist attacks (defined as attacks other than nuclear, biological, chemical or radiological events). The Company relies, in part, upon this analysis to make underwriting decisions designed to manage its exposure on catastrophe-exposed business. For example, the Company has limited the writing of new property and homeowners business in some markets and has selectively taken underwriting actions on existing business. These underwriting actions include tightened underwriting standards, selective price increases and deductibles specific to hurricane-, tornado-, wind- and hail-prone areas. See "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Catastrophe

Modeling" and "—Changing Climate Conditions." The Company also utilizes reinsurance to manage its aggregate exposures to catastrophes. See "—Reinsurance."

The Company is organized into three reportable business segments: Business Insurance; Financial, Professional & International Insurance; and Personal Insurance.

BUSINESS INSURANCE

The Business Insurance segment offers a broad array of property and casualty insurance and insurance-related services to its clients primarily in the United States. Business Insurance is organized into the following six groups, which collectively comprise Business Insurance Core operations:

- *Select Accounts* provides small businesses with property and casualty products, including commercial multi-peril, property, general liability, commercial auto and workers' compensation insurance.
- *Commercial Accounts* provides mid-sized businesses with property and casualty products, including commercial multi-peril, property, general liability, commercial auto and workers' compensation insurance.
- *National Accounts* provides large companies with casualty products and services, including workers' compensation, general liability and automobile liability, as well as property coverages, generally utilizing loss-sensitive products, on both a bundled and unbundled basis. National Accounts also includes the Company's commercial residual market business, which primarily offers workers' compensation products and services to the involuntary market.
- *Industry-Focused Underwriting.* The following units provide targeted industries with differentiated combinations of insurance coverage, risk management, claims handling and other services:
    - *Construction* serves a broad range of construction businesses, offering guaranteed cost products for small to mid-sized policyholders and loss-sensitive programs for larger accounts. For the larger accounts, the customer and the Company work together in actively managing and controlling exposure and claims, and they share risk through policy features such as deductibles or retrospective rating. Products offered include workers' compensation, general liability, umbrella and commercial auto coverages, and other risk management solutions.
    - *Technology* serves small to large companies involved in telecommunications, information technology, medical technology and electronics manufacturing, offering a comprehensive portfolio of products and services. Products offered include property, commercial auto, general liability, workers' compensation, umbrella, internet liability, technology errors and omissions coverages and global companion products.
    - *Public Sector Services* provides insurance products and services to public entities including municipalities, counties, Indian Nation gaming organizations and selected special government districts such as water and sewer utilities. The policies written by this unit typically cover property, commercial auto, general liability and professional liability exposures.
    - *Oil & Gas* provides specialized property and liability products and services for customers involved in the exploration and production of oil and natural gas, including operators and drilling contractors, as well as various service and supply companies and manufacturers that support upstream operations. The policies written by this business group cover risks including physical damage, liability and business interruption.

- *Agribusiness* serves small to medium-sized agricultural businesses, including farms, ranches, wineries and related operations, offering property and liability coverages other than workers' compensation.

- *Target Risk Underwriting.* The following units serve commercial businesses requiring specialized product underwriting, claims handling and risk management services:
  - *National Property* provides traditional and customized property insurance programs to large and mid-sized customers, including office building owners, manufacturers, municipalities and schools, retailers and service businesses. These insurance programs cover losses on buildings, business personal property and business interruption exposures.
  - *Inland Marine* provides insurance for goods in transit and movable objects for customers such as jewelers, museums, contractors and the transportation industry. Builders' risk insurance is also offered to customers during the construction, renovation or repair of buildings and other structures.
  - *Ocean Marine* serves the marine transportation industry and related services, as well as other businesses involved in international trade. The Company's product offerings in this unit fall under six main coverage categories: marine liability, cargo, hull and machinery, protection and indemnity, pleasure craft, and marine property and liability.
  - *Excess Casualty* serves small to mid-sized commercial businesses, offering mono-line umbrella and excess coverage where the Company typically does not write the primary casualty coverage, or where other business units within the Company prefer to access the underwriting expertise and/or limit capacity of the Excess Casualty business unit.
  - *Boiler & Machinery* serves small to large companies, offering comprehensive breakdown coverages for equipment, including property and business interruption coverages. Through the BoilerRe unit, Boiler & Machinery also serves other property and casualty carriers that do not have in-house expertise with reinsurance, underwriting, engineering, claim handling and risk management services for this type of coverage.
  - *Global Underwriting* provides insurance to foreign organizations with property and liability exposures located in the United States (reverse-flow) as part of a global program.

- *Specialized Distribution.* The following units market and underwrite their products to customers predominantly through licensed wholesale, general and program agents that manage customers' unique insurance requirements:
  - *Northland* provides insurance coverage for the commercial transportation industry, as well as commercial liability and package policies for small, difficult to place specialty classes of commercial business on an admitted or excess and surplus lines basis.
  - *National Programs* offers tailored property and casualty programs on an admitted basis for customers with common risk characteristics or coverage requirements. Programs available include those for entertainment, architects and engineers, equipment rental, golf services and owners of franchised businesses.

Business Insurance also includes the Special Liability Group (which manages the Company's asbestos and environmental liabilities) and the assumed reinsurance and certain international and other runoff operations, which are collectively referred to as Business Insurance Other.

Selected Market and Product Information

The following table sets forth Business Insurance net written premiums by market and product line for the periods indicated. For a description of the markets and product lines referred to in the table, see "—Principal Markets and Methods of Distribution" and "—Product Lines," respectively.

(for the year ended December 31, in millions)	2011	2010	2009	% of Total 2011
By market:				
Select Accounts	**$ 2,784**	$ 2,718	$ 2,756	**24.5%**
Commercial Accounts	**2,890**	2,576	2,493	**25.5**
National Accounts	**782**	806	902	**6.9**
Industry-Focused Underwriting	**2,407**	2,299	2,279	**21.2**
Target Risk Underwriting	**1,587**	1,573	1,568	**14.0**
Specialized Distribution	**880**	872	889	**7.8**
Total Business Insurance Core	**11,330**	10,844	10,887	**99.9**
Business Insurance Other	**10**	13	15	**0.1**
Total Business Insurance by market	**$11,340**	$10,857	$10,902	**100.0%**
By product line:				
Workers' compensation	**$ 2,959**	$ 2,586	$ 2,486	**26.1%**
Commercial automobile	**1,955**	1,910	1,927	**17.2**
Property	**1,595**	1,641	1,727	**14.1**
General liability	**1,705**	1,726	1,829	**15.0**
Commercial multi-peril	**3,096**	2,995	2,933	**27.3**
Other	**30**	(1)	—	**0.3**
Total Business Insurance by product line	**$11,340**	$10,857	$10,902	**100.0%**

Principal Markets and Methods of Distribution

Business Insurance distributes its products through approximately 10,500 independent agencies and brokers located throughout the United States that are serviced by 120 field offices and three customer service centers. Business Insurance continues to make significant investments in enhanced technology utilizing internet-based applications to provide real-time interface capabilities with independent agencies and brokers. Business Insurance builds relationships with well-established, independent insurance agencies and brokers. In selecting new independent agencies and brokers to distribute its products, Business Insurance considers, among other attributes, each agency's or broker's financial strength, staff experience and strategic fit with the Company's operating and marketing plans. Once an agency or broker is appointed, Business Insurance carefully monitors its performance. The majority of products offered by the Select Accounts, Commercial Accounts, Industry-Focused Underwriting and Target-Risk Underwriting groups are distributed through a common base of independent agents and brokers, many of whom also sell the Company's Personal Insurance products. Additionally, the Industry-Focused Underwriting and Target Risk Underwriting groups may underwrite business with agents that specialize in servicing the needs of certain of the industries served by these groups.

Select Accounts is a leading provider of property and casualty insurance products to small businesses, generally with fewer than 50 employees. Products offered by Select Accounts are guaranteed-cost policies, including packaged products covering property and liability exposures. Each small business risk is independently evaluated via an automated underwriting platform which in turn enables agents to quote, bind and issue a substantial amount of small business risks at their desktop. Risks with more complex characteristics are underwritten with the assistance of Company personnel. The automated underwriting platform has significantly streamlined the agent desktop underwriting process and, as a result, has allowed the Company to expand the number of distributors affiliated with Select Accounts.

Commercial Accounts sells a broad range of property and casualty insurance products through a large network of independent agents and brokers, primarily targeting mid-sized businesses with 50 to 1,000 employees. The Company offers a full line of products to its Commercial Accounts customers with an emphasis on guaranteed cost programs. Each account is underwritten based on the unique risk characteristics, loss history and coverage needs of the account. The ability to underwrite at this detailed level allows Commercial Accounts to have a broad risk appetite and a diversified customer base.

National Accounts sells a variety of casualty products and services to large companies through a network of national and regional brokers, primarily utilizing loss-sensitive products in connection with a large deductible or self-insured program and, to a lesser extent, a retrospectively rated or a guaranteed cost insurance policy. National Accounts also provides property and casualty products and services through retail brokers on an unbundled basis, using third-party administrators for insureds who utilize programs such as collateralized deductibles, captive reinsurers and self-insurance. National Accounts provides insurance-related services, such as risk management services, claims administration, loss control and risk management information services, either in addition to, or in lieu of, pure risk coverage, and generated $195 million of fee income in 2011, excluding commercial residual market business. The commercial residual market business of National Accounts sells claims and policy management services to workers' compensation pools throughout the United States, and generated $61 million in fee income in 2011.

Workers' compensation accounted for approximately 73% of sales to National Accounts customers during 2011, based on direct written premiums and fees.

Industry-Focused Underwriting markets property and casualty insurance products and services through a large network of agents and brokers. These products and services are tailored to targeted industry segments of significant size and complexity that require unique underwriting, claim, risk management or other insurance-related products and services.

Target Risk Underwriting markets property and casualty insurance products and services through a large network of agents and brokers to a wide customer base having specialized property and casualty coverage requirements.

Specialized Distribution distributes admitted and excess and surplus lines property and casualty products predominantly through selected wholesale agents, both on a brokerage and managing general underwriting basis, and through selected program agents. Brokers, general agents and program agents operate in certain markets that are not typically served by the Company's appointed retail agents, or they maintain certain affinity arrangements in specialized market segments. The wholesale excess and surplus lines market, which is characterized by the absence of rate and form regulation, allows for more flexibility to write certain classes of business. In working with wholesale or program agents on a brokerage basis, Specialized Distribution underwrites the business and sets the premium level. In working with wholesale or program agents on a managing general underwriting or program manager basis, the agents produce and underwrite business subject to underwriting guidelines that have been specifically designed for each facility or program.

Pricing and Underwriting

Business Insurance has developed an underwriting and pricing methodology that incorporates underwriting, claims, engineering, actuarial and product development disciplines for particular industries, and enables Business Insurance to facilitate its risk selection process and develop pricing parameters. This approach is designed to maintain high-quality underwriting and pricing discipline utilizing proprietary data gathered and analyzed with respect to business over many years. The underwriters and engineers use this information, which provides specialized knowledge about specific industry segments, to assess and evaluate risks prior to quotation.

For smaller businesses meeting pre-determined exposure characteristics and thresholds, Select Accounts utilizes an automated underwriting system that enables agents to issue a significant number of policies at their desktop.

A portion of business in this segment, particularly in National Accounts and Construction, is written with large deductible insurance policies. Under workers' compensation insurance contracts with deductible features, the Company is obligated to pay the claimant the full amount of the claim. The Company is subsequently reimbursed by the contractholder for the deductible amount and is subject to credit risk until such reimbursement is made. At December 31, 2011, contractholder payables on unpaid losses within the deductible layer of large deductible policies and the associated receivables were each approximately $5.15 billion. Retrospectively rated policies are primarily used for workers' compensation coverage. Although the retrospectively rated feature of the policy substantially reduces insurance risk for the Company, it introduces additional credit risk to the Company. Premium receivables from holders of retrospectively rated policies totaled approximately $190 million at December 31, 2011. Significant collateral, primarily letters of credit and, to a lesser extent, cash collateral or trusts, is generally requested for large deductible plans and/or retrospectively rated policies that provide for deferred collection of deductible recoveries and/or ultimate premiums. The amount of collateral requested is predicated upon the creditworthiness of the customer and the nature of the insured risks. Business Insurance continually monitors the credit exposure on individual accounts and the adequacy of collateral.

Product Lines

The Business Insurance segment writes the following types of coverages:

- **Workers' Compensation.** Provides coverage for employers for specified benefits payable under state or federal law for workplace injuries to employees. There are typically four types of benefits payable under workers' compensation policies: medical benefits, disability benefits, death benefits and vocational rehabilitation benefits. The Company emphasizes managed care cost containment strategies, which involve employers, employees and care providers in a cooperative effort that focuses on the injured employee's early return to work and cost-effective quality care. The Company offers the following types of workers' compensation products:
  - guaranteed-cost insurance products, in which policy premium charges are fixed for the period of coverage and do not vary as a result of the insured's loss experience;
  - loss-sensitive insurance products, including large deductible and retrospectively rated policies, in which fees or premiums are adjusted based on actual loss experience of the insured during the policy period; and
  - service programs, which are generally sold to the Company's National Accounts customers, where the Company receives fees rather than premiums for providing loss prevention, risk management, and claim and benefit administration services to organizations under service agreements.

The Company also participates in state assigned risk pools as a servicing carrier and pool participant.

- **Commercial Automobile.** Provides coverage for businesses against losses incurred from personal bodily injury, bodily injury to third parties, property damage to an insured's vehicle and property damage to other vehicles and other property resulting from the ownership, maintenance or use of automobiles and trucks in a business.
- **Property.** Provides coverage for loss of or damage to buildings, inventory and equipment from a variety of events, including, among others, hurricanes and other windstorms, earthquakes, hail, wildfires, severe winter weather, floods, volcanic eruptions, theft, vandalism, fires, explosions,

terrorism and financial loss due to business interruption resulting from covered property damage. For additional information on terrorism coverages, see "Reinsurance—Catastrophe Reinsurance—Terrorism Risk Insurance Acts." Property also includes specialized equipment insurance, which provides coverage for loss or damage resulting from the mechanical breakdown of boilers and machinery, and ocean and inland marine insurance, which provides coverage for goods in transit and unique, one-of-a-kind exposures.

- **General Liability.** Insures businesses against third-party claims arising from accidents occurring on their premises or arising out of their operations, including as a result of injuries sustained from products sold. Specialized liability policies may also include coverage for directors' and officers' liability arising in their official capacities, employment practices liability insurance, fiduciary liability for trustees and sponsors of pension, health and welfare, and other employee benefit plans, errors and omissions insurance for employees, agents, professionals and others arising from acts or failures to act under specified circumstances, as well as umbrella and excess insurance.
- **Commercial Multi-Peril.** Provides a combination of the property and liability coverages described in the foregoing product line descriptions.

Net Retention Policy

The following discussion reflects the Company's retention policy with respect to the Business Insurance segment as of January 1, 2012. For third-party liability, Business Insurance generally limits its net retention, through the use of reinsurance, to a maximum of $18.8 million per insured, per occurrence after the Company retains an aggregate layer of expected losses. The net retained amount per risk for property exposures is generally limited to $18.0 million, after reinsurance. The Company generally retains its workers' compensation exposures. Reinsurance treaties often have aggregate limits or caps which may result in larger net per-risk retentions if the aggregate limits or caps are reached. The Company utilizes facultative reinsurance to provide additional limits capacity or to reduce retentions on an individual risk basis. The Company may also retain amounts greater than those described herein based upon the individual characteristics of the risk.

Geographic Distribution

The following table shows the geographic distribution of Business Insurance's direct written premiums for the states that accounted for the majority of premium volume for the year ended December 31, 2011:

State	% of Total
California	13.4%
New York	7.7
Texas	7.4
Illinois	4.9
Florida	4.3
Pennsylvania	4.2
New Jersey	3.6
Massachusetts	3.5
All others(1)	51.0
Total	100.0%

(1) No other single state accounted for 3.0% or more of the total direct written premiums written in 2011 by the Business Insurance segment.

Competition

The insurance industry is represented in the commercial marketplace by many insurance companies of varying size as well as other entities offering risk alternatives, such as self-insured retentions or captive programs. Market competition works within the insurance regulatory framework to set the price charged for insurance products and the levels of coverage and service provided. A company's success in the competitive commercial insurance landscape is largely measured by its ability to provide insurance and services, including claims handling and risk control services, at a price and on terms that are reasonable and acceptable to the customer, as well as its ability to retain existing customers and to attract new customers.

Select Accounts business is typically written through independent agents and, to a lesser extent, regional brokers and direct writers. Both national and regional property and casualty insurance companies compete in the Select Accounts market which generally comprises lower-hazard, "Main Street" business customers. Risks are underwritten and priced using standard industry practices and a combination of proprietary and standard industry product offerings. Competition in this market is primarily based on product offerings, service levels, ease of doing business and price. Select Accounts has established a strong marketing relationship with its distribution network and has provided this network with defined underwriting policies, a broad array of products, competitive prices and a highly efficient, automated platform that significantly reduces the time period between quoting a price on a policy and issuing that policy. In addition, the Company has established centralized service centers to help agents perform many service functions, in return for a fee.

Commercial Accounts business has historically been principally written through independent agents and brokers. Competitors in this market are primarily national property and casualty insurance companies that write most classes of business using traditional products and pricing, and regional insurance companies. Companies compete based on product offerings, service levels, price and claim and loss prevention services. Efficiency through automation and rapid response time to customer needs is one key to success in this market.

In the National Accounts market, competition is based on price, product offerings, claim and loss prevention services, managed care cost containment, risk management information systems and collateral requirements. National Accounts competes with national property and casualty insurance companies, as well as with other underwriters of property and casualty insurance in the alternative risk transfer market, such as risk retention groups, self-insurance plans, captives managed by others, and a variety of other risk-financing vehicles and mechanisms. The residual market group competes for state contracts to provide claims and policy management services. National Accounts services approximately 32% of the total workers' compensation assigned risk market, making the Company one of the largest servicing carriers in the industry.

There are several other business groups in Business Insurance that compete in focused target markets. Each of these markets is different and requires unique combinations of industry knowledge, customized coverage, specialized risk control and loss handling services, along with partnerships with agents and brokers that also focus on these markets. Some of these business groups compete with national carriers with similarly dedicated underwriting and marketing groups, whereas others compete with smaller regional companies. Each of these business groups has regional structures that allow them to deliver personalized service and local knowledge to their customer base. Specialized agents and brokers, including managing general agents and wholesale agents, supplement this strategy. In all of these business groups, the competitive strategy typically is market leadership attained through focused industry knowledge applied to insurance and risk needs.

FINANCIAL, PROFESSIONAL & INTERNATIONAL INSURANCE

The Financial, Professional & International Insurance segment includes surety and financial liability coverages, which primarily use credit-based underwriting processes, as well as property and casualty products that are primarily marketed on a domestic basis in the United Kingdom, Canada and the Republic of Ireland, and on an international basis as a corporate member of Lloyd's. The segment includes the following groups:

- *Bond & Financial Products* provides a wide range of customers with bond and insurance products and risk management services. The range of coverages includes performance, payment and commercial surety and fidelity bonds for construction and general commercial enterprises; management liability coverages for losses caused by the actual or alleged negligence or misconduct of directors and officers or employee dishonesty; employment practices liability coverages and fiduciary coverages for public corporations, private companies and not-for-profit organizations; professional liability coverage for actual or alleged errors and omissions committed in the course of professional conduct or practice for a variety of professionals including, among others, lawyers, design professionals and real estate agents; and professional and management liability, property, auto and general liability and fidelity insurance for financial institutions.
- *International,* through its operations in the United Kingdom, Canada and the Republic of Ireland, offers specialized insurance and risk management services to several customer groups, including, among others, those in the technology, public services, and financial and professional services industry sectors. International, through its Lloyd's syndicate (Syndicate 5000), for which the Company provides 100% of the capital, underwrites through five principal business units—marine, global property, accident & special risks, power & utilities and aviation.

On June 17, 2011, the Company acquired 43% of the common stock of J. Malucelli Participações em Seguros e Resseguros S.A ("JMalucelli"). JMalucelli is currently the market leader in surety in Brazil based on market share. The Company's investment in JMalucelli is accounted for using the equity method and is included in "other investments" on the consolidated balance sheet. The Company has an option to increase its interest up to 49.9% of the common stock of J. Malucelli within 18 months of the closing date.

Selected Market and Product Information

The following table sets forth Financial, Professional & International Insurance net written premiums by market and product line for the periods indicated. For a description of the markets and product lines referred to in the table, see "—Principal Markets and Methods of Distribution" and "—Product Lines," respectively.

(for the year ended December 31, in millions)	2011	2010	2009	% of Total 2011
By market:				
Bond & Financial Products	**$1,953**	$1,981	$2,040	**63.0%**
International	**1,149**	1,230	1,245	**37.0**
Total Financial, Professional & International Insurance by market	**$3,102**	$3,211	$3,285	**100.0%**
By product line:				
Fidelity and surety	**$ 957**	$ 993	$ 996	**30.9%**
General liability	**836**	834	886	**27.0**
International	**1,149**	1,230	1,245	**37.0**
Other	**160**	154	158	**5.1**
Total Financial, Professional & International Insurance by product line	**$3,102**	$3,211	$3,285	**100.0%**

Principal Markets and Methods of Distribution

Within the Financial, Professional & International Insurance segment, Bond & Financial Products distributes the vast majority of its products in the United States through approximately 6,200 of the same independent agencies and brokers that distribute the Business Insurance segment's products. These independent agencies and brokers are located throughout the United States. Bond & Financial Products, in conjunction with the Business Insurance segment, continues to make investments in enhanced technology utilizing internet-based applications to provide real-time interface capabilities with its independent agencies and brokers. Bond & Financial Products builds relationships with well-established, independent insurance agencies and brokers. In selecting new independent agencies and brokers to distribute its products, Bond & Financial Products considers, among other attributes, each agency's or broker's profitability, financial stability, staff experience and strategic fit with its operating and marketing plans. Once an agency or broker is appointed, its ongoing performance is closely monitored. In addition, Bond & Financial Products sells its surety products through independent brokers in the United Kingdom.

The International market distributes its products principally through brokers in the domestic markets of each of the countries in which it operates. It also writes business at Lloyd's, where its products are distributed through Lloyd's wholesale and retail brokers. By virtue of Lloyd's worldwide licenses, Financial, Professional & International Insurance has access to international markets across the world. In late 2008, the Company commenced an exclusive relationship with a broker in the Republic of Ireland that significantly increased the 2009 volume of personal automobile coverage written and also resulted in the Company writing personal household coverages. The Company ceased writing business through this relationship in the fourth quarter of 2010 and ceased writing all remaining personal insurance business in the Republic of Ireland in the fourth quarter of 2011.

Pricing and Underwriting

Financial, Professional & International Insurance has developed underwriting and pricing methodologies that incorporate dedicated underwriting, claims, engineering, actuarial and product development disciplines. This approach is designed to maintain high quality underwriting and pricing discipline, based on an in-depth knowledge of the specific account, industry or country. Underwriters use industry and proprietary data gathered and analyzed over many years to assess and evaluate risks prior to quotation, and then use proprietary forms (for non-Lloyd's and non-surety markets) to tailor insurance coverage to insureds within target markets. This methodology enables Financial, Professional & International Insurance to facilitate its risk selection process and develop pricing parameters.

Product Lines

The Financial, Professional & International Insurance segment writes the following types of coverages:

- **Fidelity and Surety.** Provides fidelity insurance coverage, which protects an insured for loss due to embezzlement or misappropriation of funds by an employee, and surety, which is a three-party agreement whereby the insurer agrees to pay a third party or make complete an obligation in response to the default, acts or omissions of an insured. Surety is generally provided for construction performance, legal matters such as appeals, trustees in bankruptcy and probate and other performance bonds.
- **General Liability.** Provides coverage for specialized liability exposures as described above in more detail in the "Business Insurance" section of this report.
- **International.** Provides coverage for employers' liability (similar to workers' compensation coverage in the United States), public and product liability (the equivalent of general liability), professional indemnity (similar to professional liability coverage), motor (similar to automobile

coverage in the United States), property, surety, marine, aviation, personal accident and kidnap & ransom. Marine provides coverage for ship hulls, cargoes carried, private yachts, marine-related liability, offshore energy, ports and terminals, fine art and terrorism. Aviation provides coverage for worldwide aviation risks including physical damage and liabilities for airline, aerospace, general aviation, aviation war and space risks. Personal accident provides financial protection in the event of death or disablement due to accidental bodily injury, while kidnap & ransom provides financial protection against kidnap, hijack, illegal detention and extortion. While the covered hazards may be similar to those in the U.S. market, the different legal environments can make the product risks and coverage terms potentially very different from those the Company faces in the United States.

- **Other.** Coverages include Property, Workers' Compensation, Commercial Automobile and Commercial Multi-Peril, which are described above in more detail in the "Business Insurance" section of this report.

Net Retention Policy

The following discussion reflects the Company's retention policy with respect to the Financial, Professional & International Insurance segment as of January 1, 2012. In the U.S. operations for third party liability, including but not limited to umbrella liability, professional liability, directors' and officers' liability, and employment practices liability, Financial, Professional & International Insurance generally limits net retentions, through the use of reinsurance, to up to $15.2 million per policy after the Company retains an aggregate layer of expected losses. For surety protection, where insured limits are often significant, the Company generally retains up to $55.0 million probable maximum loss (PML) per principal but may retain higher amounts based on the type of obligation, credit quality and other credit risk factors. In the International operations, per-risk retentions are usually limited up to $16.0 million, after reinsurance. Reinsurance treaties often have aggregate limits or caps which may result in larger net per risk retentions if the aggregate limits or caps are reached. The Company utilizes facultative reinsurance to provide additional limits capacity or to reduce retentions on an individual risk basis. The Company may also retain amounts greater than those described herein based upon the individual characteristics of the risk.

Geographic Distribution

The following table shows the geographic distribution of Financial, Professional & International's direct written premiums for the states that accounted for the majority of premium volume for the year ended December 31, 2011:

State	% of Total
California	6.9%
New York	5.3
Texas	4.6
Florida	3.3
Illinois	3.2
All other domestic(1)	43.5
Total domestic	66.8
Total international	33.2
Total	100.0%

(1) No other single state within the United States accounted for 3.0% or more of the total direct written premiums written in 2011 by the domestic operations of the Financial, Professional & International Insurance segment.

Competition

The competitive landscape in which Bond & Financial Products operates is affected by many of the same factors described previously for the Business Insurance segment. Competitors in this market are primarily national property and casualty insurance companies that write most classes of business using traditional products and pricing and, to a lesser extent, regional insurance companies and companies that have developed niche programs for specific industry segments.

Bond & Financial Products underwrites and markets its products to national, mid-sized and small businesses and organizations, as well as individuals. The Company believes that its reputation for timely and consistent decision making, a nationwide network of local underwriting, claims and industry experts and strong producer and customer relationships, as well as its ability to offer its customers a full range of products, provides Bond & Financial Products an advantage over many of its competitors and enables it to compete effectively in a complex, dynamic marketplace. The Company believes that the ability of Bond & Financial Products to cross-sell its products to customers of the Business Insurance and Personal Insurance segments provides additional competitive advantages for the Company.

International competes with numerous international and domestic insurers in the United Kingdom, Canada and the Republic of Ireland. Companies compete on the basis of price, product offerings and the level of claim and risk management services provided. The Company has developed expertise in various markets in these countries similar to those served in the United States and provides both property and casualty coverage for these markets.

At Lloyd's, International competes with other syndicates operating in the Lloyd's market as well as international and domestic insurers in the various markets where the Lloyd's operation writes business worldwide. Competition is again based on price, product and service. The Company focuses on lines it believes it can underwrite effectively and profitably with an emphasis on short-tail insurance lines.

PERSONAL INSURANCE

The Company's Personal Insurance segment writes a broad range of property and casualty insurance covering individuals' personal risks. The primary products of automobile and homeowners insurance are complemented by a broad suite of related coverages.

Selected Product and Distribution Channel Information

The following table sets forth net written premiums for the Personal Insurance segment's business by product line for the periods indicated. For a description of the product lines referred to in the following table, see "—Product Lines." In addition, see "—Principal Markets and Methods of Distribution" for a discussion of distribution channels for Personal Insurance's product lines.

(for the year ended December 31, in millions)	2011	2010	2009	% of Total 2011
By product line:				
Automobile	**$3,788**	$3,772	$3,629	**48.9%**
Homeowners and Other	**3,957**	3,795	3,520	**51.1**
Total Personal Insurance	**$7,745**	$7,567	$7,149	**100.0%**

Principal Markets and Methods of Distribution

Personal Insurance products are distributed primarily through approximately 12,500 independent agents located throughout the United States, supported by personnel in 16 marketing regions and seven service centers. While the principal markets for Personal Insurance products continue to be in states along the East Coast, California and Texas, the business continues to expand its geographic presence across the United States.

In selecting new independent agencies to distribute its products, Personal Insurance considers, among other attributes, each agency's profitability, financial stability, staff experience and strategic fit with the segment's operating and marketing plans. Once an agency is appointed, Personal Insurance carefully monitors its performance.

Agents can access the Company's agency service portal for a number of resources including customer service, marketing and claims management. In addition, agencies can choose to shift the ongoing service responsibility for Personal Insurance's customers to one of the Company's five Customer Care Centers, where the Company provides, on behalf of an agency, a comprehensive array of direct customer service needs, including response to billing and coverage inquiries, and policy changes. Approximately 1,900 agents take advantage of this service alternative.

Personal Insurance also distributes its products through additional channels, including sponsoring organizations such as corporations that make the company's product offerings available to their employees primarily through payroll deduction, consumer associations and affinity groups. Personal Insurance handles the sales and service for these programs either through a sponsoring independent agent or through two of the company's call center locations. In addition, since 1995, the Company has had a marketing agreement with GEICO to underwrite homeowners business for their auto customers.

In 2009, the Company began marketing its insurance products directly to consumers, largely through online channels. The investment in the direct-to-consumer initiative generated modest growth in premium volume for Personal Insurance in 2009, 2010 and 2011, which was consistent with the Company's expectations. However, the direct-to-consumer initiative, while intended to enhance the Company's long-term ability to compete successfully in a consumer-driven marketplace, is expected to remain unprofitable for a number of years as this business grows and matures.

Pricing and Underwriting

Personal Insurance has developed a product management methodology that integrates the disciplines of underwriting, claim, actuarial and product development. This approach is designed to maintain high quality underwriting discipline and pricing segmentation. Proprietary data accumulated over many years is analyzed, and Personal Insurance uses a variety of proprietary and vendor produced risk differentiation models to facilitate its pricing segmentation. The Company's product management area establishes underwriting guidelines integrated with its filed pricing and rating plans, which enable Personal Insurance to execute its risk selection and pricing processes.

Pricing for personal automobile insurance is driven in large part by changes in the frequency of claims and by inflation in the cost of automobile repairs, medical care and litigation of liability claims. As a result, the profitability of the business is largely dependent on promptly identifying and responding to disparities between premium levels and projected claim costs, and obtaining approval from state regulatory authorities when necessary for filed rate changes.

Pricing in the homeowners business is driven in large part by changes in the frequency of claims and by inflation in the cost of building supplies, labor and household possessions. In addition to the normal risks associated with any multiple peril coverage, the profitability and pricing of homeowners insurance is affected by the incidence of natural disasters, particularly those related to weather and earthquakes. Changes to methods of marketing and underwriting in some jurisdictions are subject to state-imposed restrictions, which can make it more difficult for an insurer to significantly manage catastrophe exposures.

Personal Insurance utilizes technology to maximize independent agents' ease of doing business with the Company. Automated quote transactions can be submitted online by independent agents either through Personal Insurance's proprietary platform, their own agency management platform or comparative raters (discussed in more detail in the "Competition" section that follows). Nearly all new business policies can be issued online either by using the agents' own platform or Personal Insurance's platform, both of which interface with Personal Insurance's underwriting and rating systems to monitor transactions for compliance with the company's underwriting and pricing programs. All online business is subject to consultative review by Personal Insurance's in-house underwriters, and audits are conducted by an internal peer review team across all of the Company's independent agency-generated business on a systematic sampling basis.

Insurers writing personal lines property and casualty policies may be unable to increase prices until some time after the costs associated with coverage have increased, primarily because of state insurance rate regulation. The pace at which an insurer can change rates in response to increased costs depends, in part, on whether the applicable state law requires prior approval of rate increases or notification to the regulator either before or after a rate change is imposed. In states with prior approval laws, rates must be approved by the regulator before being used by the insurer. In states having "file-and-use" laws, the insurer must file rate changes with the regulator, but does not need to wait for approval before using the new rates. A "use-and-file" law requires an insurer to file rates within a period of time after the insurer begins using the new rate. Approximately one-half of the states require prior approval of most rate changes. The Company's ability or willingness to raise prices, modify underwriting terms or reduce exposure to certain geographies may be limited due to considerations of public policy, the evolving political environment, changes in the general economic climate and/or social responsibilities. The Company also may choose to write business it might not otherwise write for strategic purposes, such as improving access to other underwriting opportunities.

Product Lines

The primary coverages in Personal Insurance are personal automobile and homeowners and other insurance sold to individuals. Personal Insurance had approximately 7.8 million active policies (e.g., policies-in-force) at December 31, 2011.

The Personal Insurance segment writes the following types of coverages:

- **Personal Automobile** provides coverage for liability to others for both bodily injury and property damage, uninsured motorist protection, and for physical damage to an insured's own vehicle from collision. In addition, many states require policies to provide first-party personal injury protection, frequently referred to as no-fault coverage.
- **Homeowners and Other** provides protection against losses to dwellings and contents from a variety of perils (excluding flooding) as well as coverage for personal liability. The Company writes homeowners insurance for dwellings, condominiums and tenants, and rental properties. The Company writes coverage for boats and yachts and valuable personal items such as jewelry, and also writes coverages for umbrella liability, identity fraud, and weddings and special events.

Net Retention Policy

The following discussion reflects the Company's retention policy with respect to the Personal Insurance segment as of January 1, 2012. The Company generally retains its primary personal auto exposures in their entirety. For personal property insurance, there is an $8.0 million maximum retention per risk. Personal Insurance retains the first $10.0 million of umbrella policies and purchases facultative reinsurance for limits over $10.0 million. The Company utilizes facultative reinsurance to provide additional limits capacity or to reduce retentions on an individual risk basis. The Company may also retain amounts greater than those described herein based upon the individual characteristics of the risk.

Geographic Distribution

The following table shows the geographic distribution of Personal Insurance's direct written premiums for the states that accounted for the majority of premium volume for the year ended December 31, 2011:

State	% of Total
New York	14.4%
Texas(1)	8.0
Pennsylvania	7.5
California	6.5
Florida	5.5
New Jersey	5.0
Georgia	4.5
Connecticut	4.2
Massachusetts	4.0
Virginia	3.9
Maryland	3.2
All others(2)	33.3
Total	100.0%

(1) The percentage for Texas includes business written by the Company through a fronting agreement with another insurer.

(2) No other single state accounted for 3.0% or more of the total direct written premiums written in 2011 by the Personal Insurance segment.

Competition

Although national companies write the majority of this business, Personal Insurance also faces competition from many regional and hundreds of local companies. Personal Insurance primarily competes based on service, ease of doing business, price, stability of the insurer and name recognition. Personal Insurance competes for business within each independent agency since these agencies also offer policies of competing companies. At the agency level, competition is primarily based on the level of service, including claims handling, the level of automation and the development of long-term relationships with individual agents, as well as on price. In recent years, many independent personal insurance agents have begun utilizing price comparison rating technology, sometimes referred to as "comparative raters," as a cost-efficient means of obtaining quotes from multiple companies. Comparative raters tend to put additional focus on price over other competitive criteria. Personal Insurance also competes with insurance companies that use exclusive agents or salaried employees to sell their products, as well as those that employ direct marketing strategies, including the use of toll-free numbers and the internet. Personal Insurance believes that its continued focus on underwriting and pricing segmentation, claim settlement effectiveness strategies and expense management practices enables it to price its products competitively in all of its distribution channels.

CLAIMS MANAGEMENT

The Company's claim functions are managed through its Claims Services operation, with locations in the United States and in the countries where it does business. With more than 13,000 employees, Claims Services employs a diverse group of professionals, including claim adjusters, appraisers, attorneys, investigators, engineers, accountants, system specialists and training, management and support personnel. Approved external service providers, such as independent adjusters and appraisers, investigators and attorneys, are available for use as appropriate.

U.S. field claim management teams located in 21 claim centers and 60 satellite and specialty-only offices in 46 states are organized to maintain focus on the specific claim characteristics unique to the businesses within the Company's business segments. Claim teams with specialized skills, required licenses, resources and workflows are matched to the unique exposures of those businesses, with local claims management dedicated to achieving optimal results within each segment. The Company's home office operations provide additional support in the form of workflow design, quality management, information technology, advanced management information and data analysis, training, financial reporting and control, and human resources strategy. This structure permits the Company to maintain the economies of scale of a large, established company while retaining the agility to respond promptly to the needs of customers, brokers, agents and underwriters. Claims management for International is generally provided locally by staff in the respective international locations due to local knowledge of applicable laws and regulations, although it is also managed by the Company's U.S. Claims Services organization to leverage that knowledge base and to share best practices.

An integral part of the Company's strategy to benefit customers and shareholders is its continuing industry leadership in the fight against insurance fraud through its Investigative Services unit. The Company has a nationwide staff of experts that investigate a wide array of insurance fraud schemes using in-house forensic resources and other technological tools. This staff also has specialized expertise in fire scene examinations, medical provider fraud schemes and data mining. The Company also dedicates investigative resources to ensure that violations of law are reported to and prosecuted by law enforcement agencies.

Claims Services uses technology, management information and data analysis to assist the Company in reviewing its claim practices and results in order to evaluate and improve its claims management performance. The Company's claims management strategy is focused on segmentation of claims and appropriate technical specialization to drive effective claim resolution. The Company continually monitors its investment in claim resources to maintain an effective focus on claim outcomes and a disciplined approach to continual improvement. The Company operates a state-of-the-art claims training facility, offering hands-on experiential learning to help ensure that its claim professionals are properly trained. In recent years, the Company has invested significant additional resources in many of its claim handling operations and routinely monitors the effect of those investments to ensure a consistent optimization among outcomes, cost and service.

In recent years, Claims Services refined its catastrophe response strategy to increase the Company's ability to respond to a significant catastrophic event using its own personnel, enabling it to minimize reliance on independent adjustors and appraisers. The Company has developed a large dedicated catastrophe response team and trained a large Enterprise Response Team of existing employees who can be deployed on short notice in the event of a catastrophe that generates claim volume exceeding the capacity of the dedicated catastrophe response team. In recent years, these internal resources were successfully deployed to respond to a record number of catastrophe claims.

REINSURANCE

The Company reinsures a portion of the risks it underwrites in order to control its exposure to losses. The Company cedes to reinsurers a portion of these risks and pays premiums based upon the risk and exposure of the policies subject to such reinsurance. Ceded reinsurance involves credit risk, except with regard to mandatory pools and associations, and is generally subject to aggregate loss limits. Although the reinsurer is liable to the Company to the extent of the reinsurance ceded, the Company remains liable as the direct insurer on all risks reinsured. Reinsurance recoverables are reported after reductions for known insolvencies and after allowances for uncollectible amounts. The Company also holds collateral, including trust agreements, escrow funds and letters of credit, under certain reinsurance agreements. The Company monitors the financial condition of reinsurers on an ongoing basis and reviews its reinsurance arrangements periodically. Reinsurers are selected based on their financial condition, business practices, the price of their product offerings and the value of collateral provided. After reinsurance is purchased, the Company has limited ability to manage the credit risk to a reinsurer. In addition, in a number of jurisdictions, particularly the European Union and the United Kingdom, a reinsurer is permitted to transfer a reinsurance arrangement to another reinsurer, which may be less creditworthy, without a counterparty's consent, provided that the transfer has been approved by the applicable regulatory and/or court authority. For additional information concerning reinsurance, see note 5 of notes to the Company's consolidated financial statements and "Item 1A—Risk Factors."

The Company utilizes a variety of reinsurance agreements to manage its exposure to large property and casualty losses, including:

- facultative reinsurance, in which reinsurance is provided for all or a portion of the insurance provided by a single policy and each policy reinsured is separately negotiated;
- quota share reinsurance, in which reinsurance is provided for an agreed-upon fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata basis;
- treaty reinsurance, in which reinsurance is provided for a specified type or category of risks; and
- catastrophe reinsurance, in which the Company is indemnified for an amount of loss in excess of a specified retention with respect to losses resulting from a catastrophic event.

For a description of reinsurance-related litigation, see note 15 of notes to the Company's consolidated financial statements.

Included in reinsurance recoverables are certain amounts related to structured settlements, which comprise annuities purchased from various life insurance companies to settle certain personal physical injury claims, of which workers' compensation claims comprise a significant portion. In cases where the Company did not receive a release from the claimant, the amount due from the life insurance company related to the structured settlement is included in the Company's consolidated balance sheet as a liability and as a reinsurance recoverable, as the Company retains the contingent liability to the claimant. In the event that the life insurance company fails to make the required annuity payments, the Company would be required to make such payments, if and to the extent the purchased annuities are not covered by state guaranty associations.

Catastrophe Reinsurance

Catastrophes can be caused by a variety of events, including, among others, hurricanes, tornadoes and other windstorms, earthquakes, hail, wildfires, severe winter weather, floods and volcanic eruptions. Catastrophes can also result from a terrorist attack (including those involving nuclear, biological, chemical or radiological events), explosions, infrastructure failures or as a consequence of political instability. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in larger areas, especially those areas that are heavily populated. The Company generally seeks to manage its exposure to catastrophes through individual risk selection and the purchase of catastrophe reinsurance. The Company utilizes a general catastrophe reinsurance treaty with unaffiliated reinsurers to manage its exposure to losses resulting from catastrophes. In addition to the coverage provided under this treaty, the Company also utilizes a catastrophe bond program, as well as a Northeast catastrophe reinsurance treaty, to protect against certain losses resulting from catastrophes in the Northeastern United States.

General Catastrophe Reinsurance Treaty. The general catastrophe reinsurance treaty covers the accumulation of net property losses arising out of one occurrence. The treaty covers all of the

Company's exposures in the United States and Canada and their possessions, and waters contiguous thereto, the Caribbean and Mexico. The treaty only provides coverage for terrorism events in limited circumstances and excludes entirely losses arising from nuclear, biological, chemical or radiological attacks.

The following table summarizes the Company's coverage under its General Catastrophe Treaty, effective for the period July 1, 2011 through June 30, 2012:

Layer of Loss	Reinsurance Coverage In-Force
$0 - $1.0 billion	Loss 100% retained by the Company, except for certain losses covered by the Earthquake Excess-of-Loss Treaty as described below.
$1.0 billion - $1.5 billion	20.0% ($100 million) of loss covered by treaty; 80.0% ($400 million) of loss retained by Company.
$1.5 billion - $2.25 billion	56.7% ($425 million) of loss covered by treaty; 43.3% ($325 million) of loss retained by Company, except for certain losses incurred in the Northeastern United States, which may be covered by the Catastrophe Bond Program as described below.
Greater than $2.25 billion	100% of loss retained by Company, except for certain losses incurred in the Northeastern United States, which are covered by the Catastrophe Bond Program and Northeast Catastrophe Treaty as described below.

Catastrophe Bond Program. On December 18, 2009, Longpoint Re II, Ltd. (Longpoint Re II), a newly formed independent Cayman Islands insurance company, successfully completed an offering to unrelated investors of $500 million aggregate principal amount of catastrophe bonds. In connection with the offering, the Company and Longpoint Re II entered into two reinsurance agreements (covering a three-year and four-year period, respectively), each providing up to $250 million of reinsurance on a proportional basis from losses resulting from certain hurricane events in the northeastern United States.

Under the terms of these reinsurance agreements, the Company is obligated to pay annual reinsurance premiums to Longpoint Re II for the reinsurance coverage. The reinsurance agreements utilize a dual trigger that is based upon the Company's covered losses incurred and an index that is created by applying predetermined percentages to insured industry losses in each state in the covered area as reported by a third-party service provider. The reinsurance agreements meet the requirements to be accounted for as reinsurance in accordance with the guidance for reinsurance contracts. Amounts payable to the Company under the reinsurance agreements with respect to any covered event will be determined by the index-based losses from such event (which are designed to approximate the Company's actual losses), but cannot exceed the Company's actual losses from such event. The Company's actual loss experience may differ from the index-based losses. The principal amount of the catastrophe bonds will be reduced by any amounts paid to the Company under the reinsurance agreements.

The attachment point for the index-based losses and the maximum limit are reset annually to maintain modeled probabilities of attachment and expected loss on the respective catastrophe bonds equal to the initial modeled probabilities of attachment and expected loss. The two reinsurance agreements provide protection for covered events occurring before or on December 18, 2012 and December 18, 2013, respectively. In accordance with the Longpoint Re II program, the index-based losses attachment point was reset on May 1, 2011. For the period May 1, 2011 through April 30, 2012, the Company will be entitled to begin recovering amounts under the two reinsurance agreements if the index-based losses in the covered area for a single occurrence reach an initial attachment amount of $2.208 billion. The full $250 million coverage amount of each agreement is available on a proportional basis until index-based losses reach a maximum $2.793 billion limit. The Company has not incurred any losses that have resulted or are expected to result in a recovery under the Longpoint Re II agreements since their inception. For the period May 1, 2012 through April 30, 2013, the attachment point for the index-based losses and the maximum limit will be based on the new version of the third-party proprietary computer model used to estimate potential hurricane losses for the entire industry, discussed in "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Catastrophe Modeling." The Company has not yet determined the state weightings for the May 1, 2012 reset. However, it is estimated that the attachment point for the index-based losses and the maximum limit on the reinsurance agreements in the Longpoint Re II program will increase by as much as 70%, reflecting increases in the third-party model's industry estimate of covered losses. The Company regularly reviews its catastrophe reinsurance coverage and may seek additional catastrophe reinsurance coverage, either through general catastrophe reinsurance or through catastrophe bonds, to provide protection against the higher potential retention of catastrophe losses resulting from the expected increase in the attachment point.

As with any reinsurance agreement, there is credit risk associated with collecting amounts due from reinsurers. With regard to Longpoint Re II, the credit risk is mitigated by two reinsurance trust accounts, one for each agreement. Each reinsurance trust account has been funded by Longpoint Re II with money market funds that invest solely in direct government obligations backed by the U.S. government with maturities of no more than 13 months. The money market funds must have a principal stability rating of at least AAAm by Standard & Poor's. Other permissible investments include repurchase and reverse repurchase agreements collateralized by direct government obligations backed by the U.S. government with terms of no more than 397 calendar days, and cash.

At the time the agreements were entered into with Longpoint Re II, the Company evaluated the applicability of the accounting guidance that addresses variable interest entities or VIEs. Under this guidance, an entity that is formed for business purposes is considered a VIE if: (a) the equity investors lack the direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the entity's operations, or (b) the equity investors do not provide sufficient financial resources for the entity to support its activities. Additionally, a company that absorbs a majority of the expected losses from a VIE's activities or is entitled to receive a majority of the entity's expected residual returns, or both, is considered to be the primary beneficiary of the VIE and is required to consolidate the VIE in the company's financial statements.

As a result of the evaluation of the reinsurance agreement with Longpoint Re II, the Company concluded that it was a VIE because the conditions described in items (a) and (b) above were present. However, while Longpoint Re II was determined to be a VIE, the Company concluded that it did not have a variable interest in the entity, as the variability in its results, caused by the reinsurance agreements, is expected to be absorbed entirely by the investors in the catastrophe bonds issued by the Longpoint Re II and residual amounts earned by it, if any, are expected to be absorbed by the equity investors (the Company has neither an equity nor a residual interest in Longpoint Re II).

Accordingly, the Company is not the primary beneficiary of Longpoint Re II and does not consolidate that entity in the Company's consolidated financial statements. Additionally, because the Company has no intention to pursue any transaction that would result in it acquiring interest in and becoming the primary beneficiary of Longpoint Re II, the consolidation of that entity in the Company's consolidated financial statements in future periods is unlikely.

Northeast Catastrophe Reinsurance Treaty. In addition to its general catastrophe treaty and its multi-year catastrophe bond program, the Company also is party to a Northeast General Catastrophe treaty which provides up to $600 million of coverage, subject to a $2.25 billion retention, for losses arising from hurricanes, earthquakes and winter storm or freeze losses from Virginia to Maine for the period July 1, 2011 through June 30, 2012. Losses from a covered event (occurring over several days) anywhere in the United States, Canada, the Caribbean and Mexico may be used to satisfy the retention. Recoveries under the catastrophe bond programs (if any) would be first applied to reduce losses subject to this treaty.

General Catastrophe Aggregate Excess-of-Loss Reinsurance Treaty. For the period January 1, 2012 to December 31, 2012, the Company has entered into a reinsurance agreement that covers the accumulation of net property losses arising both out of one occurrence and out of significant retentions from multiple occurrences. Qualifying losses are comprised of various amounts of retained losses in excess of $100 million per event. The treaty provides coverage for 15% of $1.0 billion in excess of $1.5 billion of qualifying losses. The treaty covers all of the Company's exposures in the United States and Canada and their possessions, and waters contiguous thereto, the Caribbean and Mexico.

Earthquake Excess-of-Loss Reinsurance Treaty. The Company renewed its earthquake excess-of-loss treaty that provides for up to $142.5 million of coverage, subject to a $125 million retention, for earthquake losses incurred under policies written by the National Property business unit in the Company's Business Insurance segment for the period July 1, 2011 through June 30, 2012.

International Reinsurance Treaties. For business underwritten in Canada, the United Kingdom and Republic of Ireland and in the Company's operations at Lloyd's, separate reinsurance protections are purchased locally that have lower net retentions more commensurate with the size of the respective local balance sheet. The Company conducts an ongoing review of its risk and catastrophe coverages and makes changes as it deems appropriate.

Terrorism Risk Insurance Program. The Terrorism Risk Insurance Program (the Program) is a Federal program administered by the Department of the Treasury that provides for a system of shared public and private compensation for certain insured losses resulting from acts of terrorism or war committed by or on behalf of a foreign interest. The Program has been authorized through 2014. For a further description of the Program, including the Company's estimated deductible under the Program in 2012, see note 5 of notes to the Company's consolidated financial statements in this annual report and "Item 1A—Risk Factors—Catastrophe losses could materially and adversely affect our results of operations, our financial position and/or liquidity, and could adversely impact our ratings, our ability to raise capital and the availability and cost of reinsurance."

CLAIMS AND CLAIM ADJUSTMENT EXPENSE RESERVES

Claims and claim adjustment expense reserves represent management's estimate of ultimate unpaid costs of losses and loss adjustment expenses for claims that have been reported and claims that have been incurred but not yet reported.

The Company continually refines its reserve estimates in a regular ongoing process that includes review of key assumptions, underlying variables and historical loss experience. The Company reflects adjustments to reserves in the results of operations in the periods in which the estimates are changed. In establishing reserves, the Company takes into account estimated recoveries for reinsurance, salvage and subrogation. The reserves are also reviewed regularly by qualified actuaries employed by the Company. For additional information on the process of estimating reserves and a discussion of underlying variables and risk factors, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates."

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables (discussed by product line in the "Critical Accounting Estimates" section of "Item 7—Management's Discussion and Analysis of Financial Condition and Results of

Operations") are affected by both internal and external events, such as changes in claims handling procedures, inflation, judicial trends and legislative changes, among others. The impact of many of these items on ultimate costs for claims and claim adjustment expenses is difficult to estimate. Reserve estimation difficulties also differ significantly by product line due to differences in the underlying insurance contract (e.g., claims-made versus occurrence), claim complexity, the volume of claims, the potential severity of individual claims, the determination of the occurrence date for a claim, and reporting lags (the time between the occurrence of the insured event and when it is actually reported to the insurer). Informed judgment is applied throughout the process.

The Company derives estimates for unreported claims and development on reported claims principally from actuarial analyses of historical patterns of loss development by accident year for each type of exposure and business unit. Similarly, the Company derives estimates of unpaid loss adjustment expenses principally from actuarial analyses of historical development patterns of the relationship of loss adjustment expenses to losses for each line of business and type of exposure. For a description of the Company's reserving methods for asbestos and environmental claims, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Asbestos Claims and Litigation," and "—Environmental Claims and Litigation."

Discounting

The claims and claim adjustment expense reserves for most long-term disability and annuity claim payments, primarily arising from workers' compensation insurance and workers' compensation excess insurance policies, were discounted to the present value of estimated future payments using a rate of 5% at both December 31, 2011 and 2010. These discounted reserves totaled $2.20 billion and $2.09 billion at December 31, 2011 and 2010, respectively.

Claims and Claim Adjustment Expense Development Table

The table that follows sets forth the year-end reserves from 2001 through 2011 and the subsequent changes in those reserves, presented on a historical basis. The original estimates, cumulative amounts paid and re-estimated reserves in the table for the years 2001 through 2003 have not been restated to reflect the acquisition by Travelers Property Casualty Corp. (TPC) of The St. Paul Companies, Inc. (SPC) in 2004 (referred to hereafter as the Merger). The table includes SPC reserves beginning at December 31, 2004.

The data in the table is presented in accordance with reporting requirements of the Securities and Exchange Commission (SEC). Care must be taken to avoid misinterpretation by those unfamiliar with this information or familiar with other data commonly reported by the insurance industry. The data in the table is not accident year data, but rather a display of 2001 to 2011 year-end reserves and the subsequent changes in those reserves.

For instance, the "cumulative deficiency (redundancy)" shown in the table for each year represents the aggregate amount by which original estimates of reserves as of that year-end have changed in subsequent years. Accordingly, the cumulative deficiency for a year relates only to reserves at that year-end and those amounts are not additive. Expressed another way, if the original reserves at the end of 2001 included $4 million for a loss that is finally paid in 2006 for $5 million, the $1 million deficiency (the excess of the actual payment of $5 million over the original estimate of $4 million) would be included in the cumulative deficiencies in each of the years 2001 to 2005 shown in the accompanying table.

Various factors may distort the re-estimated reserves and cumulative deficiency or redundancy shown in the table. For example, a substantial portion of the cumulative deficiencies shown in the table arise from claims on policies written prior to the mid-1980s involving liability exposures such as asbestos and environmental claims. In the post-1984 period, the Company has developed more stringent underwriting standards and policy exclusions and has significantly contracted or terminated the writing of these risks. See "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Asbestos Claims and Litigation," and "—Environmental Claims and Litigation." General conditions and trends that have affected the development of these liabilities in the past will not necessarily recur in the future.

Other factors that affect the data in the table include the discounting of certain reserves (as discussed above) and the use of retrospectively rated insurance policies. For example, reserves for long-term disability and annuity claim payments (tabular reserves), primarily arising from workers' compensation insurance and workers' compensation excess insurance policies, are discounted to reflect the time value of money. Apparent deficiencies will continue to occur as the discount on these workers' compensation reserves is accreted at the appropriate interest rates. Also, a portion of National Accounts business is underwritten with retrospectively rated insurance policies in which the ultimate loss experience is primarily borne by the insured. For this business, increases in loss experience result in an increase in reserves and an offsetting increase in amounts recoverable from insureds. Likewise, decreases in loss experience result in a decrease in reserves and an offsetting decrease in amounts recoverable from these insureds. The amounts recoverable on these retrospectively rated policies mitigate the impact of the cumulative deficiencies or redundancies on the Company's earnings but are not reflected in the table.

Because of these and other factors, it is difficult to develop a meaningful extrapolation of estimated future redundancies or deficiencies in loss reserves from the data in the table.

(at December 31, in millions)	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Reserves for claims and claim adjustment expense originally estimated	$20,197	$23,268	$24,055	$41,446	$42,895	$42,844	$43,098	$41,312	$40,941	$40,255	$40,919
Cumulative amounts paid as of											
One year later	5,018	5,170	4,651	8,871	8,632	7,417	8,146	7,519	7,748	7,653	
Two years later	8,745	8,319	8,686	14,666	13,837	13,181	12,798	12,454	12,374		
Three years later	11,149	11,312	11,541	18,733	18,466	16,545	16,264	15,668			
Four years later	13,402	13,548	13,708	22,514	21,025	19,113	18,524				
Five years later	15,115	15,229	15,574	24,572	22,992	20,820					
Six years later	16,473	16,836	16,624	26,189	24,423						
Seven years later	17,877	17,738	17,558	27,469							
Eight years later	18,662	18,563	18,320								
Nine years later	19,416	19,236									
Ten years later	20,039										
Reserves re-estimated as of											
One year later	23,228	23,658	24,222	41,706	42,466	42,172	41,373	39,863	39,524	39,413	
Two years later	24,083	24,592	25,272	42,565	42,311	40,837	39,925	38,640	38,421		
Three years later	25,062	25,553	26,042	42,940	41,692	39,739	38,842	37,613			
Four years later	25,953	26,288	26,501	43,148	40,855	38,734	38,223				
Five years later	26,670	26,731	26,803	42,655	40,026	38,409					
Six years later	27,179	27,055	26,619	42,068	39,849						
Seven years later	27,556	27,022	26,342	42,019							
Eight years later	27,580	26,815	26,382								
Nine years later	27,496	26,911									
Ten years later	27,605										
Cumulative deficiency (redundancy) (a)(b)	7,408	3,643	2,327	573	(3,046)	(4,435)	(4,875)	(3,699)	(2,520)	(842)	
Gross liability—end of year	$30,903	$33,914	$34,760	$59,438	$61,461	$59,677	$58,094	$55,121	$53,529	$51,537	$51,353
Reinsurance recoverables	10,706	10,646	10,705	17,992	18,566	16,833	14,996	13,809	12,588	11,282	10,434
Net liability—end of year	$20,197	$23,268	$24,055	$41,446	$42,895	$42,844	$43,098	$41,312	$40,941	$40,255	$40,919
Gross re-estimated liability—latest	$40,348	$38,892	$37,475	$59,859	$57,860	$54,008	$52,144	$50,233	$50,064	$50,267	
Re-estimated reinsurance recoverables—latest	12,743	11,981	11,093	17,840	18,011	15,599	13,921	12,620	11,643	10,854	
Net re-estimated liability—latest	$27,605	$26,911	$26,382	$42,019	$39,849	$38,409	$38,223	$37,613	$38,421	$39,413	
Gross cumulative deficiency (redundancy)	$ 9,445	$ 4,978	$ 2,715	$ 421	$(3,601)	$(5,669)	$(5,950)	$(4,888)	$(3,465)	$(1,270)	

For years prior to 2004, the table excludes reserves of SPC, which were acquired in the Merger on April 1, 2004. Accordingly, the reserve development (net reserves for claims and claim adjustment expense re-estimated as of subsequent years less net reserves recorded at the end of the year, as originally estimated) for years prior to 2004 relates only to losses recorded by TPC and does not include reserve development recorded by SPC. For 2004 and subsequent years, the table includes SPC reserves acquired and subsequent development recorded on those reserves. At December 31, 2004, SPC gross reserves were $23,274 million, and net reserves were $15,959 million.

In December 2008, the Company completed the sale of Unionamerica Holdings Limited (Unionamerica), which comprised its United Kingdom (U.K.)-based runoff insurance and reinsurance businesses. (Unionamerica was acquired in 2004 as part of the Merger.) Immediately before the sale, the claims and claim adjustment expense reserves of Unionamerica totaled $790 million. As a result of the sale, those obligations ceased being the responsibility of the Company and its affiliates. The sale is reflected in the table as a reduction in December 31, 2008 net reserves of $790 million and as a $790 million increase in paid losses for each of the years 2004 through 2007 to reflect the transfer (payment) of the reserves to the buyer, resulting in no impact to incurred losses.

The gross and net cumulative deficiency (redundancy) by year as set forth in the table above includes the following impact of unfavorable prior year reserve development related to asbestos and environmental claims and claim adjustment expenses, in millions:

Asbestos	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Gross	$5,813	$2,153	$2,128	$1,742	$908	$711	$712	$642	$457	$195
Net	$4,430	$1,485	$1,461	$1,557	$726	$570	$570	$500	$315	$175

Environmental	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Gross	$ 941	$ 787	$ 728	$ 602	$585	$477	$295	$210	$125	$ 80
Net	$ 903	$ 753	$ 694	$ 601	$571	$451	$266	$181	$111	$ 76

Reserves on Statutory Accounting Basis

At December 31, 2011, 2010 and 2009, claims and claim adjustment expense reserves (net of reinsurance) shown in the preceding table, which are prepared in accordance with U.S. generally accepted accounting principles (GAAP reserves), were $20 million, $20 million and $18 million higher, respectively, than those reported in the Company's respective annual reports filed with insurance regulators, which are prepared in accordance with statutory accounting practices (statutory reserves).

The differences between GAAP and statutory reserves are primarily due to the differences in GAAP and statutory accounting for two items, (1) fees associated with billing of required reimbursements under large deductible business, and (2) the accounting for retroactive reinsurance. For large deductible business, the Company pays the deductible portion of a casualty insurance claim and then seeks reimbursement from the insured, plus a fee. This fee is reported as fee income for GAAP reporting, but as an offset to claim expenses paid for statutory reporting. Retroactive reinsurance balances result from reinsurance placed to cover losses on insured events occurring prior to the inception of a reinsurance contract. For GAAP reporting, retroactive reinsurance balances are included in reinsurance recoverables and result in lower net reserve amounts. Statutory accounting practices require retroactive reinsurance balances to be recorded in other liabilities as contra-liabilities rather than in loss reserves.

Asbestos and Environmental Claims

Asbestos and environmental claims are segregated from other claims and are handled separately by the Company's Special Liability Group, a separate unit staffed by dedicated legal, claim, finance and engineering professionals. For additional information on asbestos and environmental claims, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Asbestos Claims and Litigation" and "—Environmental Claims and Litigation."

INTERCOMPANY REINSURANCE POOLING ARRANGEMENTS

Most of the Company's insurance subsidiaries are members of an intercompany property and casualty reinsurance pooling arrangement. Pooling arrangements permit the participating companies to rely on the capacity of the entire pool's policyholders' surplus rather than just on its own policyholder surplus. Under such arrangements, the members share substantially all insurance business that is written and allocate the combined premiums, losses and expenses.

RATINGS

Ratings are an important factor in assessing the Company's competitive position in the insurance industry. The Company receives ratings from the following major rating agencies: A.M. Best Company (A.M. Best), Fitch Ratings (Fitch), Moody's Investors Service (Moody's) and Standard & Poor's Corp. (S&P). Rating agencies typically issue two types of ratings for insurance companies: claims-paying (or financial strength) ratings which reflect the rating agency's assessment of an insurer's ability to meet its financial obligations to policyholders and debt ratings which reflect the rating agency's assessment of a company's prospects for repaying its debts and are considered by lenders in connection with the setting of interest rates and terms for a company's short- and long-term borrowings. Agency ratings are not a recommendation to buy, sell or hold any security, and they may be revised or withdrawn at any time by the rating agency. Each agency's rating should be evaluated independently of any other agency's rating. The system and the number of rating categories can vary widely from rating agency to rating agency. Customers usually focus on claims-paying ratings, while creditors focus on debt ratings. Investors use both to evaluate a company's overall financial strength. The ratings issued on the Company or its subsidiaries by any of these agencies are announced publicly and are available on the Company's website and from the agencies.

A downgrade in one or more of the Company's claims-paying ratings could negatively impact the Company's business volumes and competitive position because demand for certain of its products may be reduced, particularly because many customers require that the Company maintain minimum ratings to enter into or renew business with it.

Additionally, a downgrade in one or more of the Company's debt ratings could adversely impact the Company's ability to access the capital markets and other sources of funds, including in the syndicated bank loan market, and/or result in higher financing costs. For example, downgrades in the Company's debt ratings could result in higher interest expense under the Company's revolving credit agreement (under which the cost of borrowing could range from LIBOR plus 100 basis points to LIBOR plus 175 basis points, depending on the Company's debt ratings), the Company's commercial paper program, or in the event that the Company were to access the capital markets by issuing debt or similar types of securities. See "Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" for a discussion of the Company's revolving credit agreement and commercial paper program. The Company considers the level of increased cash funding requirements in the event of a ratings downgrade as part of the evaluation of the Company's liquidity requirements. The Company currently believes that a one- to two-notch downgrade in its debt ratings would not result in a material increase in interest expense under its existing credit agreement and commercial paper programs. In addition, the Company considers the impact of a ratings downgrade as part of the evaluation of its common share repurchases.

Claims—Paying Ratings

The following table summarizes the current claims-paying (or financial strength) ratings of the Travelers Reinsurance Pool, Travelers C&S Co. of America, Travelers Personal single state companies, Travelers C&S Co. of Europe, Ltd., Travelers Guarantee Company of Canada and Travelers Insurance Company Limited as of February 16, 2012. The table also presents S&P's Lloyd's Syndicate Assessment rating for Travelers Syndicate Management Limited—Syndicate 5000. The table presents the position of each rating in the applicable agency's rating scale.

	A.M. Best	Moody's	S&P	Fitch
Travelers Reinsurance Pool(a)(b)	A+ (2nd of 16)	Aa2 (3rd of 21)	AA (3rd of 21)	AA (3rd of 21)
Travelers C&S Co. of America	A+ (2nd of 16)	Aa2 (3rd of 21)	AA (3rd of 21)	AA (3rd of 21)
First Floridian Auto and Home Ins. Co.	A− (4th of 16)	—	—	AA (3rd of 21)
First Trenton Indemnity Company	A (3rd of 16)	—	—	AA (3rd of 21)
The Premier Insurance Company of Massachusetts	A (3rd of 16)	—	—	—
Travelers C&S Co. of Europe, Ltd.	A+ (2nd of 16)	Aa2 (3rd of 21)	AA (3rd of 21)	—
Travelers Guarantee Company of Canada	A+ (2nd of 16)	—	—	—
Travelers Insurance Company Limited	A (3rd of 16)	—	AA (3rd of 21)	—
Travelers Syndicate Management Limited—Syndicate 5000	—	—	3− (9th of 15)	—

(a) The Travelers Reinsurance Pool consists of: The Travelers Indemnity Company, The Charter Oak Fire Insurance Company, The Phoenix Insurance Company, The Travelers Indemnity Company of Connecticut, The Travelers Indemnity Company of America, Travelers Property Casualty Company of America, Travelers Commercial Casualty Company, TravCo Insurance Company, The Travelers Home and Marine Insurance Company, Travelers Casualty and Surety Company, Northland Insurance Company, Northfield Insurance Company, Northland Casualty Company, American Equity Specialty Insurance Company, The Standard Fire Insurance Company, The Automobile Insurance Company of Hartford, Connecticut, Travelers Casualty Insurance Company of America, Farmington Casualty Company, Travelers Commercial Insurance Company, Travelers Casualty Company of Connecticut, Travelers Property Casualty Insurance Company, Travelers Personal Security Insurance Company, Travelers Personal Insurance Company, Travelers Excess and Surplus Lines Company, St. Paul Fire and Marine Insurance Company, St. Paul Surplus Lines Insurance Company, Athena Assurance Company, St. Paul Protective Insurance Company, St. Paul Medical Liability Insurance Company, St. Paul Guardian Insurance Company, St. Paul Mercury Insurance Company, Fidelity and Guaranty Insurance Underwriters, Inc., Discover Property & Casualty Insurance Company, Discover Specialty Insurance Company and United States Fidelity and Guaranty Company.

(b) The following affiliated companies are 100% reinsured by one of the pool participants noted in (a) above: Fidelity and Guaranty Insurance Company, Gulf Underwriters Insurance Company, American Equity Insurance Company, Select Insurance Company, St. Paul Fire and Casualty Insurance Company, The Travelers Lloyds Insurance Company and Travelers Lloyds of Texas Insurance Company.

Debt Ratings

The following table summarizes the current debt, trust preferred securities and commercial paper ratings of the Company and its subsidiaries as of February 16, 2012. The table also presents the position of each rating in the applicable agency's rating scale.

	A.M. Best	Moody's	S&P	Fitch
Senior debt	a (6th of 22)	A2 (6th of 21)	A (6th of 22)	A (6th of 22)
Subordinated debt	a− (7th of 22)	A3 (7th of 21)	A− (7th of 22)	BBB+ (8th of 22)
Junior subordinated debt	bbb+ (8th of 22)	A3 (7th of 21)	BBB+ (8th of 22)	BBB+ (8th of 22)
Trust preferred securities	a− (7th of 22)	A3 (7th of 21)	BBB+ (8th of 22)	BBB+ (8th of 22)
Commercial paper	AMB-1 (2nd of 6)	P-1 (1st of 4)	A-1 (2nd of 10)	F-1 (2nd of 8)

Rating Agency Actions

The following rating agency actions were taken with respect to the Company from February 17, 2011 (the date on which the Company filed its Form 10-K for the year ended December 31, 2010), through February 16, 2012:

- On May 26, 2011, A.M. Best affirmed the Company's debt ratings for The Travelers Companies, Inc. and reaffirmed the claims-paying ratings for the Travelers Reinsurance Pool, Travelers C&S Co. of America, First Floridian Auto and Home Ins. Co., First Trenton Indemnity Company, The Premier Insurance Company of Massachusetts, Travelers C&S Co. of Europe Ltd. and Travelers Guarantee Company of Canada. The outlook for all ratings is stable.
- On July 28, 2011, S&P upgraded the claims-paying ratings for the Travelers Reinsurance Pool, Travelers C&S Co. of America, Travelers C&S Co. of Europe Ltd. and Travelers Insurance Company Limited to "AA." In addition, the ratings for the Company's senior debt, subordinated debt, junior subordinated debt, trust preferred securities and commercial paper were each upgraded one notch. The outlook for all ratings is stable.
- On September 8, 2011, Fitch affirmed all ratings of the Company. The outlook for all ratings is stable.
- On October 25, 2011, A.M. Best affirmed the financial strength and issuer credit ratings of Travelers Insurance Company Limited. The outlook for both ratings is stable.

INVESTMENT OPERATIONS

The majority of funds available for investment are deployed in a widely diversified portfolio of high quality, liquid taxable U.S. government, tax-exempt U.S. municipal and taxable corporate and U.S. agency mortgage-backed bonds. The Company closely monitors the duration of its fixed maturity investments, and the Company's investment purchases and sales are executed with the objective of having adequate funds available to satisfy its insurance and debt obligations. Generally, the expected principal and interest payments produced by the Company's fixed maturity portfolio adequately fund the estimated runoff of the Company's insurance reserves. The Company's management of the duration of the fixed maturity investment portfolio has historically produced a duration that exceeds the estimated duration of the Company's net insurance liabilities. Recently, the estimated average effective duration of the Company's portfolio of fixed maturity and short-term security investments has declined, primarily due to the impact of declining market yields and tightening investment spreads on existing holdings of mortgage-backed securities (both of which impact the assumptions related to optional pre-payments), an increase in pre-refunded municipal bonds and general portfolio management decisions. The Company has also recently experienced an increase in the estimated average effective duration of its net insurance liabilities, primarily reflecting the impact of declining market interest rates, as well as an increase in workers' compensation insurance business volume. As a result, the estimated average effective duration of the Company's net insurance liabilities exceeded that of its portfolio of fixed maturity and short-term security investments at December 31, 2011. The substantial amount by which the fair value of the fixed maturity portfolio exceeds the expected present value of the net insurance liabilities, as well as the positive cash flow from newly sold policies and the large amount of high quality liquid bonds, contributes to the Company's ability to fund claim payments without having to sell illiquid assets or access credit facilities.

The Company also invests much smaller amounts in equity securities, real estate, private equity limited partnerships, hedge funds, real estate partnerships, real estate and insurance joint ventures, mortgage loans, venture capital (through direct ownership and limited partnerships) and trading securities. These investment classes have the potential for higher returns but also involve varying degrees of risk, including less stable rates of return and less liquidity.

See note 3 of notes to the Company's consolidated financial statements for additional information regarding the Company's investment portfolio.

REGULATION

U.S. State and Federal Regulation

TRV's insurance subsidiaries are subject to regulation in the various states and jurisdictions in which they transact business. The extent of regulation varies, but generally derives from statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each state. The regulation, supervision and administration relate, among other things, to standards of solvency that must be met and maintained, the licensing of insurers and their agents, the nature of and limitations on investments, premium rates, restrictions on the size of risks that may be insured under a single policy, reserves and provisions for unearned premiums, losses and other obligations, deposits of securities for the benefit of policyholders, approval of policy forms and the regulation of market conduct, including the use of credit information in underwriting as well as other underwriting and claims practices. In addition, many states have enacted variations of competitive ratemaking laws, which allow insurers to set certain premium rates for certain classes of insurance without having to obtain the prior approval of the state insurance department. State insurance departments also conduct periodic examinations of the financial condition and market conduct of insurance companies and require the filing of financial and other reports on a quarterly and annual basis. State insurance regulation continues to evolve in response to the changing economic and business environment as well as efforts by regulators internationally to develop a consistent approach to regulations. These changes are evidenced by the recent changes that the states have made to provide greater emphasis on understanding an insurer's corporate governance and control environment, including enterprise risk management (ERM), in conducting financial examinations. Additional requirements are also expected. For example, the National Association of Insurance Commissioners (NAIC) is considering an *Own Risk and Solvency Assessment* (ORSA) requirement, which if adopted by states would require insurers to perform an ORSA and, upon request, file an ORSA report that describes for the regulators the ERM process used by an insurer. See "Enterprise Risk Management" herein for further discussion of the Company's ERM. TRV's insurance subsidiaries are collectively licensed to transact insurance business in all U.S. states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands.

Although the U.S. federal government has not historically regulated the insurance business, in 2010 the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) established a Federal Insurance Office within the U.S. Department of the Treasury. The Federal Insurance Office has limited regulatory authority and is empowered to gather data and information regarding the insurance industry and insurers, including conducting a study for submission to the U.S. Congress on how to modernize and improve insurance regulation in the U.S. Further, the Dodd-Frank Act gives the Federal Reserve supervisory authority over a number of nonbank financial services holding companies, including insurance companies, if they are designated by a two-thirds vote of a Financial Stability Oversight Council (the Council) as "systemically important financial institutions" (SIFI). While recent rules proposed by the Council support the Company's view that it will not be designated as a SIFI as defined in the Dodd-Frank Act, it is possible that the Council may change its rules or interpretations in the future and conclude that the Company is a SIFI. If the Company were designated as "systemically important," the Federal Reserve's supervisory authority could include the ability to impose heightened financial regulation and could impact requirements regarding the Company's capital, liquidity and leverage as well as its business and investment conduct. As a result of the foregoing, the Dodd-Frank Act, or other additional state and federal regulation that is adopted in the future, could impose significant burdens on the Company, including impacting the ways in which it conducts its business, increasing compliance costs and duplicating state regulation, and could result in a competitive disadvantage, particularly relative to smaller insurers that may not be subject to the same level of regulation.

Insurance Regulation Concerning Dividends from Insurance Subsidiaries. TRV's principal insurance subsidiaries are domiciled in the state of Connecticut. The Connecticut insurance holding company laws require notice to, and approval by, the state insurance commissioner for the declaration or payment of any dividend from an insurance subsidiary that, together with other distributions made within the preceding twelve months, exceeds the greater of 10% of the insurance subsidiary's policyholders' surplus as of the preceding December 31, or the insurance subsidiary's net income for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices and by state regulation. This declaration or payment is further limited by adjusted unassigned surplus, as determined in accordance with statutory accounting practices.

The insurance holding company laws of other states in which TRV's insurance subsidiaries are domiciled generally contain similar, although in some instances somewhat more restrictive, limitations on the payment of dividends.

Rate and Rule Approvals. TRV's insurance subsidiaries are subject to each state's laws and regulations regarding rate and rule approvals. The applicable laws and regulations are used by states to establish standards to ensure that rates are not excessive, inadequate, unfairly discriminatory or used to engage in unfair price competition. An insurer's ability to increase rates and the relative timing of the process are dependent upon each respective state's requirements.

Requirements for Exiting Geographic Markets and/or Canceling or Nonrenewing Policies. Several states have laws and regulations which may impact the timing and/or the ability of an insurer to either discontinue or substantially reduce its writings in that state. These laws and regulations typically require prior notice, and in some instances insurance department approval, prior to discontinuing a line of business or withdrawing from that state, and they allow insurers to cancel or non-renew certain policies only for certain specified reasons.

Assessments for Guaranty Funds and Second-Injury Funds and Other Mandatory Pooling and Reinsurance Arrangements. Virtually all states require insurers licensed to do business in their state, including TRV's insurance subsidiaries, to bear a portion of the loss suffered by some claimants because of the insolvency of other insurers. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury.

TRV's insurance subsidiaries are also required to participate in various involuntary assigned risk pools, principally involving workers' compensation, automobile insurance, property windpools in states prone to property damage from hurricanes, and FAIR plans, which provide various insurance coverages to individuals or other entities that otherwise are unable to purchase that coverage in the voluntary market.

Assessments may include any charge mandated by statute or regulatory authority that is related directly or indirectly to underwriting activities. Examples of such mechanisms include, but are not limited to, the Florida Hurricane Catastrophe Fund, Florida Citizens Property Insurance Corporation, Louisiana Citizens Property Insurance Corporation, and the Texas Windstorm Insurance Association. Amounts payable or paid as a result of arrangements that are in substance reinsurance, including certain involuntary pools where insurers are required to assume premiums and losses from those pools, are accounted for as reinsurance (e.g., National Workers Compensation Reinsurance Pool, North Carolina Beach Plan). Amounts related to assessments from arrangements that are not reinsurance are reported as a component of "General and Administrative Expenses." For additional information concerning assessments for guaranty funds and second-injury funds and other mandatory pooling and reinsurance agreements including state-funding mechanisms, see Item 1A—"Risk Factors."

Insurance Regulatory Information System. The NAIC developed the Insurance Regulatory Information System (IRIS) to help state regulators identify companies that may require special attention. Financial examiners review annual statements and key financial ratios based on year-end data. These ratios assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. Each ratio has an established "usual range" of results.

A ratio result falling outside the usual range of IRIS ratios, however, is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. Generally, an insurance company will become subject to regulatory scrutiny if it falls outside the usual ranges of four or more of the ratios.

Based on preliminary 2011 IRIS ratios calculated by the Company for its lead insurance subsidiaries, The Travelers Indemnity Company and St. Paul Fire and Marine Insurance Company had results outside the normal range for one IRIS ratio due to the size of their investments in non-fixed maturity securities. Travelers Casualty and Surety Company and The Standard Fire Insurance Company had results outside the normal range for two IRIS ratios due to the amount of dividends paid to their respective parent. Additionally, Travelers Casualty and Surety Company had results outside the normal range for one IRIS ratio due to the amount of dividends received from its subsidiaries.

In 2010, the following lead insurance subsidiaries had results outside the normal range due to the actions taken by the Company during 2010 to dividend excess capital to the holding company: The Travelers Indemnity Company had results outside the normal range for one IRIS ratio due to the amount of dividends received from its subsidiaries and for three IRIS ratios due to the amount of dividends paid to its parent; Travelers Casualty and Surety Company and The Standard Fire Insurance Company had results outside the normal range for one IRIS ratio due to the amount of dividends received from their subsidiaries and for two IRIS ratios due to the amount of dividends paid to their parent; and St. Paul Fire and Marine Insurance Company had results outside the normal range for three IRIS ratios due to the amount of dividends paid to its parent.

Management does not anticipate regulatory action as a result of the 2011 IRIS ratio results for the lead insurance subsidiaries or their insurance subsidiaries. In all instances in prior years, regulators have been satisfied upon follow-up that no regulatory action was required.

Risk-Based Capital (RBC) Requirements. The NAIC has an RBC requirement for most property and casualty insurance companies. The RBC requirement determines minimum capital requirements and is intended to raise the level of protection for policyholder obligations. Under laws adopted by individual states, insurers having total adjusted capital less than that required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

The formulas have not been designed to differentiate among adequately capitalized companies that operate with levels of capital above the RBC requirement. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank these companies. At December 31, 2011, all of TRV's insurance subsidiaries had total adjusted capital in excess of the RBC requirement.

Investment Regulation. Insurance company investments must comply with applicable laws and regulations which prescribe the kind, quality and concentration of investments. In general, these laws and regulations permit investments in federal, state and municipal obligations, corporate bonds, preferred and common equity securities, mortgage loans, real estate and certain other investments, subject to specified limits and certain other qualifications. At December 31, 2011, the Company was in compliance with these laws and regulations.

International Regulation

TRV's insurance underwriting subsidiaries based in the United Kingdom, Travelers Insurance Company Limited and Travelers Casualty and Surety Company of Europe Limited, are regulated by the Financial Services Authority (FSA). The FSA's principal objectives are to maintain market confidence, promote public understanding of the financial system, protect consumers, and fight financial crime. TRV's managing agency (Travelers Syndicate Management Ltd.) of its Lloyd's syndicate is also regulated by the FSA, which has delegated certain regulatory responsibilities to the Council of Lloyd's. The FSA will be merged into the Bank of England during 2012.

Through Lloyd's, TRV is licensed to write business in over 75 countries throughout the world by virtue of Lloyd's international licenses. In each such country, TRV's managing agency, as part of Lloyd's, is subject to the laws and insurance regulation of that country. In addition, TRV's Lloyd's managing agency has an underwriting agency and a service company in Singapore, the operations of which are regulated by the Monetary Authority of Singapore. A TRV subsidiary, Travelers Casualty and Surety Company, has a representative office in China. The representative office is regulated by the China Insurance Regulatory Commission. A TRV subsidiary, TCI Global Services, Inc., has a liaison office in India. Insurance business in India is regulated by the Insurance Regulatory and Development Authority.

TRV's insurance operations in the Republic of Ireland are regulated by the Insurance Supervision Departments of the Central Bank of Ireland. Such operations are conducted through an Irish branch of Travelers Insurance Company Limited which, as mentioned above, is regulated by the FSA. In Canada, the conduct of TRV's insurance business is regulated by the Office of the Superintendent of Financial Institutions under provisions of the Insurance Companies Act. TRV has an interest in JMalucelli, a joint venture holding company in Brazil. JMalucelli's subsidiaries operate in the insurance and reinsurance business in Brazil and are regulated by the Superintendencia de Seguros Privados.

Regulators require insurance companies to maintain certain levels of capital depending on the type and amount of insurance policies in-force.

The European Union's executive body, the European Commission, is implementing new capital adequacy and risk management regulations called Solvency II that would apply to the Company's businesses across the European Union beginning as soon as the first quarter of 2013. However, the European Parliament has scheduled a vote in 2012 on whether to delay the implementation date. Under Solvency II, it is possible that the U.S. parent of a European Union subsidiary could be subject to certain Solvency II requirements if the regulator determines that the subsidiary's capital position is dependent on the parent company and the U.S. company is not already subject to regulations deemed "equivalent" to Solvency II. In addition, regulators in countries where the Company has operations are working with the International Association of Insurance Supervisors (and in the U.S., with the NAIC) to consider changes to insurance company supervision, including group supervision. While it is not certain how or if these actions will impact the Company, it does not currently expect the capital management strategies for its U.S. operating companies or its European Union operating companies will be materially impacted.

Insurance Holding Company Statutes

As a holding company, TRV is not regulated as an insurance company. However, since TRV owns capital stock in insurance subsidiaries, it is subject to state insurance holding company statutes, as well as certain other laws, of each of its insurance subsidiaries' states of domicile. All holding company statutes, as well as other laws, require disclosure and, in some instances, prior approval of material transactions between an insurance company and an affiliate. The holding company statutes and other laws also require, among other things, prior approval of an acquisition of control of a domestic insurer, some transactions between affiliates and the payment of extraordinary dividends or distributions.

Insurance Regulations Concerning Change of Control. Many state insurance regulatory laws contain provisions that require advance approval by state agencies of any change in control of an insurance company that is domiciled, or, in some cases, having substantial business that it is deemed to be commercially domiciled, in that state.

The laws of many states also contain provisions requiring pre-notification to state agencies prior to any change in control of a non-domestic insurance company admitted to transact business in that state. While these pre-notification statutes do not authorize the state agency to disapprove the change of control, they do authorize issuance of cease and desist orders with respect to the non-domestic insurer if it is determined that some conditions, such as undue market concentration, would result from the acquisition.

Any transactions that would constitute a change in control of any of TRV's insurance subsidiaries would generally require prior approval by the insurance departments of the states in which the insurance subsidiaries are domiciled or commercially domiciled. They may also require pre-acquisition notification in those states that have adopted pre-acquisition notification provisions and in which such insurance subsidiaries are admitted to transact business.

Two of TRV's insurance subsidiaries and its operations at Lloyd's are domiciled in the United Kingdom. Insurers in the United Kingdom are subject to change of control restrictions in the Financial Services and Markets Act of 2000 including approval of the FSA. Some of TRV's other insurance subsidiaries are domiciled in, or authorized to conduct insurance business in, Canada. Authorized insurers in Canada are subject to change of control restrictions in Section 407 of the Insurance Companies Act, including approval of the Office of the Superintendent of Financial Institutions.

These requirements may deter, delay or prevent transactions affecting the control of or the ownership of common stock, including transactions that could be advantageous to TRV's shareholders.

ENTERPRISE RISK MANAGEMENT

As a large property and casualty insurance enterprise, the Company is exposed to many risks. These risks are a function of the environments within which the Company operates. Since certain risks can be correlated with other risks, an event or a series of events can impact multiple areas of the Company simultaneously and have a material effect on the Company's results of operations, financial position and/or liquidity. These exposures require an entity-wide view of risk and an understanding of the potential impact on all aspects of the Company's operations. It also requires the Company to manage its risk-taking to be within its risk appetite in a prudent and balanced effort to create and preserve value for all of the Company's stakeholders. This approach to Company-wide risk evaluation and management is commonly called Enterprise Risk Management (ERM). ERM activities involve both the identification and assessment of a broad range of risks and the execution of synchronized strategies to effectively manage such risks. Effective ERM also includes the determination of the Company's risk capital needs, which takes into account regulatory requirements and credit rating considerations, in addition to economic and other factors.

ERM at the Company is an integral part of business operations. All risk owners across all functions, all corporate leaders and the board of directors are engaged in ERM. ERM involves risk-based analytics, as well as reporting and feedback throughout the enterprise in support of the Company's long-term financial strategies and objectives.

The Company uses various methods, including sophisticated computer modeling processes, to analyze catastrophic events and the risks associated with them. These analyses and methods are used in making underwriting and reinsurance decisions as part of managing the Company's exposure to catastrophic events. In addition to catastrophe modeling and analysis, the Company also models and analyzes its exposure to other extreme events. These analytical techniques are an integral component of the Company's ERM process and further support the Company's long-term financial strategies and objectives.

In addition to the day-to-day ERM activities within the Company's business units, other key internal risk management functions include the Management Committee (comprised of the Company's

Chief Executive Officer and the other most senior members of management), the Enterprise and Underwriting Risk Committees of management, the Credit Committee, the Chief Compliance Officer, the Business Conduct Officer, the Corporate Actuarial group, the Corporate Audit group, the Accounting Policy group, the Enterprise Underwriting group and many others. A senior executive oversees the ERM process. The mission of this executive is to facilitate risk assessment and to collaborate in implementing effective risk management strategies throughout the Company. Another strategic ERM objective of this executive includes working across the Company to enhance effective and realistic risk modeling capabilities as part of the Company's overall effort to understand and manage its portfolio of risks to be within its risk appetite. Board oversight of ERM is provided by the Risk Committee of the board of directors, which reviews the strategies, processes and controls pertaining to the Company's insurance operations and oversees the implementation, execution and performance of the Company's ERM program.

The Company's ERM efforts build upon the foundation of an effective internal control environment. ERM expands the internal control objectives of effective and efficient operations, reliable financial reporting and compliance with applicable laws and regulations, to fostering, leading and supporting an integrated, risk-based culture within the Company that focuses on value creation and preservation. However, the Company can provide only reasonable, not absolute, assurance that these objectives will be met. Further, the design of any risk management or control system must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. As a result, the possibility of material financial loss remains in spite of the Company's significant ERM efforts. An investor should carefully consider the risks and all of the other information set forth in this annual report, including the discussions included in "Item 1A—Risk Factors," "Item 7A—Quantitative and Qualitative Disclosures About Market Risk," and "Item 8—Financial Statements and Supplementary Data."

OTHER INFORMATION

Customer Concentration

In the opinion of the Company's management, no material part of the business of the Company and its subsidiaries is dependent upon a single customer or group of customers, the loss of any one of which would have a material adverse effect on the Company, and no one customer or group of affiliated customers accounts for 10% or more of the Company's consolidated revenues.

Employees

At December 31, 2011, the Company had approximately 30,600 employees. The Company believes that its employee relations are satisfactory. None of the Company's employees are subject to collective bargaining agreements.

Sources of Liquidity

For a discussion of the Company's sources of funds and maturities of the long-term debt of the Company, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," and note 8 of notes to the Company's consolidated financial statements.

Taxation

For a discussion of tax matters affecting the Company and its operations, see note 11 of notes to the Company's consolidated financial statements.

Financial Information about Reportable Business Segments

For financial information regarding reportable business segments of the Company, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations," and note 2 of notes to the Company's consolidated financial statements.

Recent Transactions

For information regarding recent transactions of the Company, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations."

Company Website and Availability of SEC Filings

The Company's Internet website is *www.travelers.com*. Information on the Company's website is not incorporated by reference herein and is not a part of this Form 10-K. The Company makes available free of charge on its website or provides a link on its website to the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after those reports are electronically filed with, or furnished to, the SEC. To access these filings, go to the Company's website, then click on "SEC Filings" under the "For Investors" heading.

From time to time, the Company may use its website as a channel of distribution of material company information. Financial and other material information regarding the Company is routinely posted on and accessible at *http://investor.travelers.com*. In addition, you may subscribe to receive e-mail alerts and other information about the Company by providing your e-mail address in the "E-mail Alert Service" section at *http://investor.travelers.com*.

Glossary of Selected Insurance Terms

Accident year	The annual calendar accounting period in which loss events occurred, regardless of when the losses are actually reported, booked or paid.
Adjusted unassigned surplus	Unassigned surplus as of the most recent statutory annual report reduced by twenty-five percent of that year's unrealized appreciation in value or revaluation of assets or unrealized profits on investments, as defined in that report.
Admitted insurer	A company licensed to transact insurance business within a state.
Agent	A licensed individual who sells and services insurance policies, receiving a commission from the insurer for selling the business and a fee for servicing it. An independent agent represents multiple insurance companies and searches the market for the best product for its client.
Annuity	A contract that pays a periodic benefit over the remaining life of a person (the annuitant), the lives of two or more persons or for a specified period of time.

Assigned risk pools . . . . Reinsurance pools which cover risks for those unable to purchase insurance in the voluntary market. Possible reasons for this inability include the risk being too great or the profit being too small under the required insurance rate structure. The costs of the risks associated with these pools are charged back to insurance carriers in proportion to their direct writings.

Assumed reinsurance . . . . Insurance risks acquired from a ceding company.

Average value analysis . . . . A conventional actuarial method used to estimate ultimate losses for a given cohort of claims such as an accident year/product line component. If the paid-to-date losses are then subtracted from the estimated ultimate losses, the result is an indication of the unpaid losses.

The basic premise of the method is that average claim values are stable and predictable over time for a particular cohort of claims. The method is utilized most often where ultimate claim counts are known or reliably estimable fairly early after the start of an accident year and average values are expected to be fairly predictable from one year to the next.

The method comes up with an estimate of ultimate claims counts by accident year cohort, and multiplies it by an estimate of average claim value by accident year cohort, with multiple methods used to estimate these average claim values.

Book value per share . . . . Total common shareholders' equity divided by the number of common shares outstanding.

Bornhuetter-Ferguson method . . A conventional actuarial method to estimate ultimate losses for a given cohort of claims such as an accident year/product line component. If the paid-to-date losses are then subtracted from the estimated ultimate losses, the result is an indication of the outstanding losses.

The basic premise of the method is that the historical ratio of additional claim activity to earned premium for a given product line component/age-to-age period is stable and predictable. It implicitly assumes that the actual activity to date for past periods for that cohort is not a credible predictor of future activity for that cohort, or at least is not credible enough to override the "a priori" assumption as to future activity. It may be applied to either paid or case incurred claim data. It is used most often where the claim data is sparse and/or volatile and for relatively young cohorts with low volumes and/or data credibility.

To illustrate, the method may assume that the ratio of additional paid losses from the 12 to 24 month period for an accident year is 10% of the original "a priori" expected losses for that accident year. The original "a priori" expected losses are typically based on the original loss ratio assumption for that accident year, with subsequent adjustment as facts develop.

The ultimate losses equal actual activity to date plus the expected values for future periods.

Broker . . . . One who negotiates contracts of insurance or reinsurance on behalf of an insured party, receiving a commission from the insurer or reinsurer for placement and other services rendered.

Capacity . . . . The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.

Captive . . . . A closely-held insurance company whose primary purpose is to provide insurance coverage to the company's owners or their affiliates.

Case-incurred development method . . . . A conventional actuarial method to estimate ultimate losses for a given cohort of claims such as an accident year/product line component. If the paid-to-date losses are then subtracted from the estimated ultimate losses, the result is an indication of the unpaid losses.

The approach is the same as that described in this glossary under the "paid loss development method," but based on the growth in cumulative case-incurred losses (i.e., the sum of claim-adjustor incurred estimates for claims in the cohort) rather than paid losses. The basic premise of the method is that cumulative case incurred losses for a given cohort of claims will grow in a stable, predictable pattern from year-to-year, based on the age of the cohort.

Case reserves . . . . Claim department estimates of anticipated future payments to be made on each specific individual reported claim.

Casualty insurance . . . . Insurance which is primarily concerned with the losses caused by injuries to third persons, i.e., not the insured, and the legal liability imposed on the insured resulting therefrom. It includes, but is not limited to, employers' liability, workers' compensation, public liability, automobile liability, personal liability and aviation liability insurance. It excludes certain types of losses that by law or custom are considered as being exclusively within the scope of other types of insurance, such as fire or marine.

Catastrophe	A severe loss, resulting from a variety of events, including, among others, hurricanes, tornadoes and other windstorms, earthquakes, hail, wildfires, severe winter weather, floods and volcanic eruptions. Catastrophes can also result from a terrorist attack (including those involving nuclear, biological, chemical or radiological events), explosions, infrastructure failures or as a consequence of political instability. Each catastrophe has unique characteristics and catastrophes are not predictable as to timing or amount. Their effects are included in net and operating income and claims and claim adjustment expense reserves upon occurrence. A catastrophe may result in the payment of reinsurance reinstatement premiums and assessments from various pools.
Catastrophe loss	Loss and directly identified loss adjustment expenses from catastrophes.
Catastrophe reinsurance	A form of excess of loss reinsurance which, subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a catastrophic event. The actual reinsurance document is called a "catastrophe cover." These reinsurance contracts are typically designed to cover property insurance losses but can be written to cover casualty insurance losses such as from workers' compensation policies.
Cede; ceding company	When an insurer reinsures its liability with another insurer or a "cession," it "cedes" business and is referred to as the "ceding company."
Ceded reinsurance	Insurance risks transferred to another company as reinsurance. See "Reinsurance."
Claim	Request by an insured for indemnification by an insurance company for loss incurred from an insured peril.
Claim adjustment expenses	See "Loss adjustment expenses (LAE)."
Claims and claim adjustment expenses	See "Loss" and "Loss adjustment expenses (LAE)."
Claims and claim adjustment expense reserves	See "Loss reserves."
Cohort	A group of items or individuals that share a particular statistical or demographic characteristic. For example, all claims for a given product in a given market for a given accident year would represent a cohort of claims.
Commercial multi-peril policies	Refers to policies which cover both property and third-party liability exposures.
Commutation agreement	An agreement between a reinsurer and a ceding company whereby the reinsurer pays an agreed-upon amount in exchange for a complete discharge of all obligations, including future obligations, between the parties for reinsurance losses incurred.
Debt-to-total capital ratio	The ratio of debt to total capitalization.

Debt-to-total capital ratio excluding net unrealized gain (loss) on investments	The ratio of debt to total capitalization excluding the after-tax impact of net unrealized investment gains and losses.
Deductible	The amount of loss that an insured retains.
Deferred acquisition costs	Primarily commissions and premium-related taxes that vary with, and are primarily related to, the production of new contracts and are deferred and amortized to achieve a matching of revenues and expenses when reported in financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).
Deficiency	With regard to reserves for a given liability, a deficiency exists when it is estimated or determined that the reserves are insufficient to pay the ultimate settlement value of the related liabilities. Where the deficiency is the result of an estimate, the estimated amount of deficiency (or even the finding of whether or not a deficiency exists) may change as new information becomes available.
Demand surge	Significant short-term increases in building material and labor costs due to a sharp increase in demand for those materials and services, commonly as a result of a large catastrophe resulting in significant widespread property damage.
Direct written premiums	The amounts charged by an insurer to insureds in exchange for coverages provided in accordance with the terms of an insurance contract. The amounts exclude the impact of all reinsurance premiums, either assumed or ceded.
Earned premiums or premiums earned	That portion of property casualty premiums written that applies to the expired portion of the policy term. Earned premiums are recognized as revenues under both Statutory Accounting Practices (SAP) and GAAP.
Excess liability	Additional casualty coverage above a layer of insurance exposures.
Excess of loss reinsurance	Reinsurance that indemnifies the reinsured against all or a specified portion of losses over a specified dollar amount or "retention."
Expense ratio	See "Underwriting expense ratio."
Exposure	The measure of risk used in the pricing of an insurance product. The change in exposure is the amount of change in premium on policies that renew attributable to the change in portfolio risk.
Facultative reinsurance	The reinsurance of all or a portion of the insurance provided by a single policy. Each policy reinsured is separately negotiated.
Fair Access to Insurance Requirements (FAIR) Plan	A residual market mechanism which provides property insurance to those unable to obtain such insurance through the regular (voluntary) market. FAIR plans are set up on a state-by-state basis to cover only those risks in that state. For more information, see "residual market (involuntary business)."

Fidelity and surety programs . . .	Fidelity insurance coverage protects an insured for loss due to embezzlement or misappropriation of funds by an employee. Surety is a three-party agreement in which the insurer agrees to pay a third party or make complete an obligation in response to the default, acts or omissions of an insured.
GAAP combined ratio	The sum of the loss and LAE ratio, the underwriting expense ratio and, where applicable, the ratio of dividends to policyholders to net premiums earned. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.
GAAP combined ratio excluding incremental impact of direct to consumer initiative	The GAAP combined ratio adjusted to exclude the direct, variable impact of the Company's direct-to-consumer initiative in the Personal Insurance segment.
Gross written premiums	The direct and assumed contractually determined amounts charged to the policyholders for the effective period of the contract based on the terms and conditions of the insurance contract.
Ground-up analysis	A method to estimate ultimate claim costs for a given cohort of claims such as an accident year/product line component. It involves analyzing the exposure and claim activity at an individual insured level and then through the use of deterministic or stochastic scenarios and/or simulations, estimating the ultimate losses for those insureds. The total losses for the cohort are then the sum of the losses for each individual insured. In practice, the method is sometimes simplified by performing the individual insured analysis only for the larger insureds, with the costs for the smaller insureds estimated via sampling approaches (extrapolated to the rest of the smaller insured population) or aggregate approaches (using assumptions consistent with the ground-up larger insured analysis).
Guaranteed cost products	An insurance policy where the premiums charged will not be adjusted for actual loss experience during the covered period.
Guaranty fund	A state-regulated mechanism that is financed by assessing insurers doing business in those states. Should insolvencies occur, these funds are available to meet some or all of the insolvent insurer's obligations to policyholders.
Holding company liquidity	Total cash, short-term invested assets and other readily marketable securities held by the holding company.
Incurred but not reported (IBNR) reserves	Reserves for estimated losses and LAE that have been incurred but not yet reported to the insurer. This includes amounts for unreported claims, development on known cases, and re-opened claims.

Inland marine . . . . A broad type of insurance generally covering articles that may be transported from one place to another, as well as bridges, tunnels and other instrumentalities of transportation. It includes goods in transit, generally other than transoceanic, and may include policies for movable objects such as personal effects, personal property, jewelry, furs, fine art and others.

IRIS ratios . . . . Financial ratios calculated by the NAIC to assist state insurance departments in monitoring the financial condition of insurance companies.

Large deductible policy . . . . An insurance policy where the customer assumes at least $25,000 or more of each loss. Typically, the insurer is responsible for paying the entire loss under those policies and then seeks reimbursement from the insured for the deductible amount.

Lloyd's . . . . An insurance marketplace based in London, England, where brokers, representing clients with insurable risks, deal with Lloyd's underwriters, who represent investors. The investors are grouped together into syndicates that provide capital to insure the risks.

Loss . . . . An occurrence that is the basis for submission and/or payment of a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss adjustment expenses (LAE) . . . . The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

Loss and LAE ratio . . . . For SAP, it is the ratio of incurred losses and loss adjustment expenses to net earned premiums. For GAAP, it is the ratio of incurred losses and loss adjustment expenses reduced by an allocation of fee income to net earned premiums.

Loss reserves . . . . Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for LAE, and consist of case reserves and IBNR reserves. As the term is used in this document, "loss reserves" is meant to include reserves for both losses and LAE.

Loss reserve development . . . . . The increase or decrease in incurred claims and claim adjustment expenses as a result of the re-estimation of claims and claim adjustment expense reserves at successive valuation dates for a given group of claims. Loss reserve development may be related to prior year or current year development.

Losses incurred . . . . The total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Incurred losses include a provision for IBNR.

National Association of Insurance Commissioners (NAIC)	An organization of the insurance commissioners or directors of all 50 states, the District of Columbia and the five U.S. territories organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.
Net written premiums	Direct written premiums plus assumed reinsurance premiums less premiums ceded to reinsurers.
New business volume	The amount of written premium related to new policyholders and additional products sold to existing policyholders.
Operating income (loss)	Net income (loss) excluding the after-tax impact of net realized investment gains (losses), discontinued operations and cumulative effect of changes in accounting principles when applicable.
Operating income (loss) per share	Operating income (loss) on a per share basis.
Operating return on equity	The ratio of operating income to average equity excluding net unrealized investment gains and losses and discontinued operations, net of tax.
Paid development method	A conventional actuarial method to estimate ultimate losses for a given cohort of claims such as an accident year/product line component. If the paid-to-date losses are then subtracted from the estimated ultimate losses, the result is an indication of the unpaid losses. The basic premise of the method is that cumulative paid losses for a given cohort of claims will grow in a stable, predictable pattern from year-to-year, based on the age of the cohort. These age-to-age growth factors are sometimes called "link ratios." For example, if cumulative paid losses for a product line XYZ for accident year 2004 were \$100 as of December 31, 2004 (12 months after the start of that accident year), then grew to \$120 as of December 31, 2005 (24 months after the start), the link ratio for that accident year from 12 to 24 months would be 1.20. If the link ratio for other recent accident years from 12 to 24 months for that product line were also at or around 1.20, then the method would assume a similar result for the most recent accident year, i.e., that it too would have its cumulative paid losses grow 120% from the 12 month to 24 month valuation. This is repeated for each age-to-age period into the future until the age-to-age link ratios for future periods are assumed to be 1.0 (i.e., the age at which cumulative losses are assumed to have stopped growing).

A given accident year's cumulative losses are then projected to ultimate by multiplying current cumulative losses by successive age-to-age link ratios up to that future age where growth is expected to end. For example, if growth is expected to end at 60 months, then the ultimate indication for an accident year with cumulative losses at 12 months equals those losses times a 12 to 24 month link ratio, times a 24 to 36 month link ratio, times a 36 to 48 month link ratio, times a 48 to 60 month link ratio.

Advanced applications of the method include adjustments for changing conditions during the historical period and anticipated changes in the future.

Policyholders' surplus . . . . As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state to be recognized on the statutory balance sheet. Policyholders' surplus is also referred to as "surplus" or "statutory surplus" for statutory accounting purposes.

Pool . . . . An organization of insurers or reinsurers through which particular types of risks are underwritten with premiums, losses and expenses being shared in agreed-upon percentages.

Premiums . . . . The amount charged during the year on policies and contracts issued, renewed or reinsured by an insurance company.

Property insurance . . . . Insurance that provides coverage to a person or business with an insurable interest in tangible property for that person's or business's property loss, damage or loss of use.

Quota share reinsurance . . . . . . Reinsurance wherein the insurer cedes an agreed-upon fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata basis.

Rates . . . . Amounts charged per unit of insurance.

Redundancy . . . . With regard to reserves for a given liability, a redundancy exists when it is estimated or determined that the reserves are greater than what will be needed to pay the ultimate settlement value of the related liabilities. Where the redundancy is the result of an estimate, the estimated amount of redundancy (or even the finding of whether or not a redundancy exists) may change as new information becomes available.

Reinstatement premiums . . . . . . Additional premiums payable to reinsurers to restore coverage limits that have been exhausted as a result of reinsured losses under certain excess-of-loss reinsurance treaties.

Reinsurance . . . . The practice whereby one insurer, called the reinsurer, in consideration of a premium paid to that insurer, agrees to indemnify another insurer, called the ceding company, for part or all of the liability of the ceding company under one or more policies or contracts of insurance which it has issued.

Reinsurance agreement . . . . A contract specifying the terms of a reinsurance transaction.

Renewal premium change . . . . . The estimated change in average premium on policies that renew, including rate and exposure changes.

Renewal rate change . . . . The estimated change in average premium on policies that renew, excluding exposure changes.

Reported claim development method . . . . A conventional actuarial method to estimate ultimate claim counts for a given cohort of claims such as an accident year/product line component. If the reported-to-date counts are then subtracted from the estimated ultimate counts, the result is an indication of the IBNR counts.

The approach is the same as that described in this glossary under the "paid loss development method", but based on the growth in cumulative claim counts rather than paid losses. The basic premise of the method is that cumulative claim counts for a given cohort of claims will grow in a stable, predictable pattern from year-to-year, based on the age of the cohort.

Residual market (involuntary business) . . . . Insurance market which provides coverage for risks for those unable to purchase insurance in the voluntary market. Possible reasons for this inability include the risks being too great or the profit potential too small under the required insurance rate structure. Residual markets are frequently created by state legislation either because of lack of available coverage such as: property coverage in a windstorm prone area or protection of the accident victim as in the case of workers' compensation. The costs of the residual market are usually charged back to the direct insurance carriers in proportion to the carriers' voluntary market shares for the type of coverage involved.

Retention . . . . The amount of exposure a policyholder company retains on any one risk or group of risks. The term may apply to an insurance policy, where the policyholder is an individual, family or business, or a reinsurance policy, where the policyholder is an insurance company.

Retention rate . . . . The percentage of prior period premiums (excluding renewal premium changes), accounts or policies available for renewal in the current period that were renewed.

Retrospective premiums . . . . . . Premiums related to retrospectively rated policies.

Retrospective rating . . . . A plan or method which permits adjustment of the final premium or commission on the basis of actual loss experience, subject to certain minimum and maximum limits.

Return on equity . . . . The ratio of net income (loss) less preferred dividends to average shareholders' equity.

Risk-based capital (RBC)	A measure adopted by the NAIC and enacted by states for determining the minimum statutory policyholders' surplus requirements of insurers. Insurers having total adjusted capital less than that required by the RBC calculation will be subject to varying degrees of regulatory action depending on the level of capital inadequacy.
Risk retention group	An alternative form of insurance in which members of a similar profession or business band together to self insure their risks.
Runoff business	An operation which has been determined to be nonstrategic; includes non-renewals of in-force policies and a cessation of writing new business, where allowed by law.
Salvage	The amount of money an insurer recovers through the sale of property transferred to the insurer as a result of a loss payment.
S-curve method	A mathematical function which depicts an initial slow change, followed by a rapid change and then ending in a slow change again. This results in an "S" shaped line when depicted graphically. The actuarial application of these curves fit the reported data to date for a particular cohort of claims to an S-curve to project future activity for that cohort.
Second-injury fund	The employer of an injured, impaired worker is responsible only for the workers' compensation benefit for the most recent injury; the second-injury fund would cover the cost of any additional benefits for aggravation of a prior condition. The cost is shared by the insurance industry and self-insureds, funded through assessments to insurance companies and self-insureds based on either premiums or losses.
Self-insured retentions	That portion of the risk retained by a person for its own account.
Servicing carrier	An insurance company that provides, for a fee, various services including policy issuance, claims adjusting and customer service for insureds in a reinsurance pool.
Statutory accounting practices (SAP)	The practices and procedures prescribed or permitted by domiciliary state insurance regulatory authorities in the United States for recording transactions and preparing financial statements. Statutory accounting practices generally reflect a modified going concern basis of accounting.
Structured settlements	Periodic payments to an injured person or survivor for a determined number of years or for life, typically in settlement of a claim under a liability policy, usually funded through the purchase of an annuity.
Subrogation	A principle of law incorporated in insurance policies, which enables an insurance company, after paying a claim under a policy, to recover the amount of the loss from another person or entity who is legally liable for it.

Third-party liability	A liability owed to a claimant (third party) who is not one of the two parties to the insurance contract. Insured liability claims are referred to as third-party claims.
Total capitalization	The sum of total shareholders' equity and debt.
Treaty reinsurance	The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a "treaty") between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all that type or category of risks originally written by the primary insurer or reinsured.
Umbrella coverage	A form of insurance protection against losses in excess of amounts covered by other liability insurance policies or amounts not covered by the usual liability policies.
Unassigned surplus	The undistributed and unappropriated amount of policyholders' surplus.
Underwriter	An employee of an insurance company who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.
Underwriting	The insurer's or reinsurer's process of reviewing applications for insurance coverage, and the decision as to whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of that coverage.
Underwriting expense ratio	For SAP, it is the ratio of underwriting expenses incurred less other income to net written premiums. For GAAP, it is the ratio of underwriting expenses incurred reduced by an allocation of fee income and billing and policy fees to net earned premiums.
Underwriting gain or loss	Net earned premiums and fee income less claims and claim adjustment expenses and insurance-related expenses.
Unearned premium	The portion of premiums written that is allocable to the unexpired portion of the policy term.
Voluntary market	The market in which a person seeking insurance obtains coverage without the assistance of residual market mechanisms.
Wholesale broker	An independent or exclusive agent that represents both admitted and nonadmitted insurers in market areas, which include standard, non-standard, specialty and excess and surplus lines of insurance. The wholesaler does not deal directly with the insurance consumer. The wholesaler deals with the retail agent or broker.
Workers' compensation	A system (established under state and federal laws) under which employers provide insurance for benefit payments to their employees for work-related injuries, deaths and diseases, regardless of fault.

Item 1A. RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this report, including our consolidated financial statements and the notes thereto.

Catastrophe losses could materially and adversely affect our results of operations, our financial position and/or liquidity, and could adversely impact our ratings, our ability to raise capital and the availability and cost of reinsurance. Our property and casualty insurance operations expose us to claims arising out of catastrophes. Catastrophes can be caused by various natural events, including, among others, hurricanes, tornadoes and other windstorms, earthquakes, hail, wildfires, severe winter weather, floods and volcanic eruptions. Catastrophes can also be man-made, such as a terrorist attack (including those involving nuclear, biological, chemical or radiological events), explosions, infrastructure failures or a consequence of political instability. The geographic distribution of our business subjects us to catastrophe exposures in the United States, which include, but are not limited to: hurricanes from Maine through Texas; tornadoes throughout the Central, Mid-Atlantic and Southeastern regions of the United States; earthquakes in California, the New Madrid region and the Pacific Northwest region of North America; wildfires, particularly in the Southwest; and terrorism in major cities in the United States. In addition, our international operations subject us to catastrophe exposures in the United Kingdom, Canada and the Republic of Ireland, as well as to a variety of world-wide catastrophe exposures through our Lloyd's operations.

The incidence and severity of catastrophes are inherently unpredictable, and it is possible that both the frequency and severity of natural and man-made catastrophic events could increase. Some scientists believe that in recent years changing climate conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposures. For example, in recent years hurricane activity has impacted areas further inland than previously experienced, thus expanding our overall hurricane exposure. Additionally, both the frequency and severity of tornadoes and hail storms have increased, especially in 2011.

All of the catastrophe modeling tools that we use, or that we rely on from outside parties, to help manage certain of our catastrophe exposures are based on assumptions and judgments that are subject to error and mis-estimation and may produce estimates that are materially different than actual results. In addition, compared to models for hurricanes and earthquakes, models for tornadoes and hail storms are newer, less reliable (given the even greater difficulty of predicting the risks), not as extensively tested and used on a much more limited basis by us and the industry. Further, changes in climate conditions could cause our underlying modeling data to be less predictive, thus limiting our ability to effectively evaluate and manage catastrophe risk. See "We may be adversely affected if our pricing and capital models provide materially different indications than actual results" below as well as "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Catastrophe Modeling" and "—Changing Climate Conditions."

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from catastrophic events in the future. For example, the specific geographic location impacted by tornadoes is inherently random and unpredictable and the specific location impacted by a tornado may or may not be highly populated and may or may not have a high concentration of our insured exposures. In addition, states have from time to time passed legislation, and regulators have taken action, that has the effect of limiting the ability of insurers to manage catastrophe risk, such as legislation prohibiting insurers from reducing exposures or withdrawing from catastrophe-prone areas or mandating that insurers participate in residual markets. Participation in residual market mechanisms has resulted in, and may continue to result in, significant losses or assessments to insurers, including us, and, in certain states, those losses or assessments may not be commensurate with our direct catastrophe exposure in those states. If our competitors leave those states having residual market mechanisms, remaining insurers, including us, may be subject to significant increases in losses or assessments following a catastrophe. In addition, following catastrophes, there are sometimes legislative and administrative initiatives and court decisions that seek to expand insurance coverage for catastrophe claims beyond the original intent of the policies or seek to prevent the application of deductibles. Also, our ability to adjust terms, including deductible levels, or to increase pricing to the extent necessary to offset rising costs of catastrophes, particularly in the Personal Insurance segment, requires approval of regulatory authorities of certain states. Our ability or our willingness to manage our catastrophe exposure by raising prices, modifying underwriting terms or reducing exposure to certain geographies may be limited due to considerations of public policy, the evolving political environment, changes in the general economic climate and/or social responsibilities. We also may choose to write business in catastrophe-prone areas that we might not otherwise write for strategic purposes, such as improving our access to other underwriting activities.

There are also risks that impact the estimation of ultimate costs for catastrophes. For example, the estimation of reserves related to hurricanes can be affected by the inability to access portions of the impacted areas, the complexity of factors contributing to the losses, the legal and regulatory uncertainties and the nature of the information available to establish the reserves. Complex factors include, but are not limited to: determining whether damage was caused by flooding versus wind; evaluating general liability and pollution exposures; estimating additional living expenses; the impact of demand surge; infrastructure disruption; fraud; the effect of mold damage; business interruption costs; and reinsurance collectability. The timing of a catastrophe's occurrence, such as at or near the end of a reporting period, can also affect the information available to us in estimating reserves for that reporting period. The estimates related to catastrophes are adjusted as actual claims emerge and additional information becomes available.

Exposure to catastrophe losses or actual losses resulting from a catastrophe could adversely affect our financial strength and claims-paying ratings and could impair our ability to raise capital on acceptable terms or at all. Also, as a result of our exposure to catastrophe losses or actual losses following a catastrophe, rating agencies may further increase capital requirements, which may require us to raise capital to maintain our ratings or adversely affect our ratings. A ratings downgrade could hurt our ability to compete effectively or attract new business. In addition, catastrophic events could cause us to exhaust our available reinsurance limits and could adversely impact the cost and availability of reinsurance. Such events can also impact the credit of our reinsurers. For a discussion of our catastrophe reinsurance coverage, see "Item 1—Business—Reinsurance—Catastrophe Reinsurance." Catastrophic events could also adversely impact the credit of the issuers of securities, such as states or municipalities, in whom we have invested.

In addition, coverage in our reinsurance program for terrorism is limited. Although the Terrorism Risk Insurance Program (the Program) provides benefits in the event of certain acts of terrorism, those benefits are subject to a deductible and other limitations. Under this Program, once our losses exceed 20% of our commercial property and casualty insurance premium for the preceding calendar year, the federal government will reimburse us for 85% of our losses attributable to certain acts of terrorism which exceed this deductible up to a total industry program cap of $100 billion. Our estimated deductible under the program is $2.17 billion for 2012. In addition, because the interpretation of this law is untested, there is substantial uncertainty as to how it will be applied to specific circumstances. It is also possible that future legislative action could change the Program. The Program is due to expire at the end of 2014, unless extended.

Because of the risks set forth above, catastrophes such as those caused by various natural events or man-made events such as a terrorist attack, including "unconventional" acts of terrorism involving nuclear, biological, chemical or radiological events, could materially and adversely affect our results of operations, financial position and/or liquidity. Further, while we seek to manage our exposure to man-made catastrophic events involving conventional means, there can be no assurance that we would have sufficient resources to respond to claims arising out of one or more man-made catastrophic events involving nuclear, biological, chemical or radiological means.

During or following a period of financial market disruption or economic downturn, our business could be materially and adversely affected. Over the past several years, worldwide financial markets have experienced significant disruptions and, during a portion of this period, the United States and many other economies experienced a prolonged economic downturn, resulting in heightened credit risk, reduced valuation of investments and decreased economic activity. While economic conditions have generally moderated, financial markets continue to experience periodic disruptions, and there is continued uncertainty regarding the duration and strength of any economic recovery. Even if growth continues, it may be at a slow rate for an extended period of time, and other economic conditions, such as the residential and commercial real estate environment and employment rates, may continue to be weak. In addition, while inflation has recently been limited and that trend may continue, it is possible that steps taken by the federal government to stabilize financial markets and improve economic conditions could lead to an inflationary environment. Furthermore, financial markets may again experience significant and prolonged disruption.

Economic uncertainty has recently been exacerbated by the increased potential for default by one or more European sovereign debt issuers, the potential partial or complete dissolution of the Eurozone and its common currency and the negative impact of such events on global financial institutions and capital markets generally. Actions or inactions of European governments may impact these actual or perceived risks. In the U.S. during 2011, one rating agency downgraded the U.S.'s long-term debt credit rating from AAA. Future actions or inactions of the United States government, including a shutdown of the federal government, could increase the actual or perceived risk that the U.S. may not ultimately pay its obligations when due and may disrupt financial markets.

If economic conditions remain weak or deteriorate, or if financial markets experience significant disruption, it could materially adversely affect our results of operations, financial position and/or liquidity. Several of the risk factors discussed below identify risks that result from, or are exacerbated by, an economic slowdown or financial disruption. These include risks discussed below related to our investment portfolio, reinsurance arrangements, other credit exposures, our estimates of claims and claim adjustment expense reserves, emerging claim and coverage issues, the competitive environment, regulatory developments and the impact of rating agency actions. You should also refer to "Item 7— Management's Discussion and Analysis of Financial Condition and Results of Operation", particularly the "Outlook" section.

Many of these risks could materialize, and our financial results could be negatively impacted, even after the end of an economic downturn or financial disruption. During or following an economic downturn, lower levels of economic activity could reduce (and historically have reduced) exposure changes at renewal. They also could adversely impact (and historically have adversely impacted) audit premium adjustments, policy endorsements and mid-term cancellations after policies are written, particularly in our business units within Business Insurance, which could adversely impact our written premiums. In addition, because earned premiums lag written premiums, our results can be adversely affected after general economic conditions have improved. An inflationary environment (which may follow government efforts to stabilize the economy) may also, as we discuss below, adversely impact our loss costs and could adversely impact the valuation of our investment portfolio. Finally, as a result of the financial market disruptions over the past several years, we may, as discussed below, face increased regulation.

If actual claims exceed our claims and claim adjustment expense reserves, or if changes in the estimated level of claims and claim adjustment expense reserves are necessary, our financial results could be materially and adversely affected. Claims and claim adjustment expense reserves do not represent an exact calculation of liability, but instead represent management estimates of what the ultimate settlement and administration of claims will cost, generally utilizing actuarial expertise and projection techniques, at a given accounting date.

The process of estimating claims and claim adjustment expense reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as: changes in claims handling procedures; adverse changes in loss cost trends, including inflationary pressures on medical costs and auto and home repair costs; economic conditions including general inflation; legal trends and legislative changes; and varying judgments and viewpoints of the individuals involved in the estimation process, among others. The impact of many of these items on ultimate costs for claims and claim adjustment expenses is difficult to estimate. Claims and claim adjustment expense reserve estimation difficulties also differ significantly by product line due to differences in claim complexity, the volume of claims, the potential severity of individual claims, the determination of occurrence date for a claim and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer).

As discussed above, it is possible that steps taken by the federal government to stabilize the economy could lead to an inflationary environment, which could in turn, lead to an increase in our loss costs. The impact of inflation on loss costs could be more pronounced for those lines of business that are considered "long tail", such as general liability, as they require a relatively long period of time to finalize and settle claims for a given accident year. Changes in the level of inflation also result in an increased level of uncertainty in our estimation of claims and claim adjustment expense reserves, particularly for long tail lines of business. In addition, inflationary pressures in medical costs may be increased by the healthcare reform legislation. The estimation of claims and claim adjustment expense reserves may also be more difficult during times of adverse or uncertain economic conditions due to unexpected changes in behavior of claimants and policyholders, including an increase in fraudulent reporting of exposures and/or losses, reduced maintenance of insured properties or increased frequency of small claims or delays in the reporting of claims.

We continually refine our claims and claim adjustment expense reserve estimates in a regular, ongoing process as historical loss experience develops, additional claims are reported and settled and the legal, regulatory and economic environment evolves. Business judgment is applied throughout the process, including the application of various individual experiences and expertise to multiple sets of data and analyses. Different experts may choose different assumptions when faced with material uncertainty, based on their individual backgrounds, professional experiences and areas of focus. Hence, such experts may at times produce estimates materially different from each other. This risk may be exacerbated in the context of an acquisition. Experts providing input to the various estimates and underlying assumptions include actuaries, underwriters, claim personnel and lawyers, as well as other members of management. Therefore, management may have to consider varying individual viewpoints as part of its estimation of claims and claim adjustment expense reserves.

We attempt to consider all significant facts and circumstances known at the time claims and claim adjustment expense reserves are established or reviewed. Due to the inherent uncertainty underlying claims and claim adjustment expense reserve estimates, the final resolution of the estimated liability for claims and claim adjustment expenses will likely be higher or lower than the related claims and claim adjustment expense reserves at the reporting date. Therefore, actual paid losses in the future may yield a materially different amount than is currently reserved.

Because of the uncertainties set forth above, additional liabilities resulting from one insured event, or an accumulation of insured events, may exceed the current related reserves. In addition, our estimate of claims and claim adjustment expenses may change. These additional liabilities or increases in estimates, or a range of either, cannot now be reasonably estimated and could materially and adversely affect our results of operations and/or our financial position.

For a discussion of claims and claim adjustment expense reserves by product line, including examples of common factors that can affect required reserves, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Claims and Claim Adjustment Expense Reserves."

Our investment portfolio may suffer reduced returns or material realized or unrealized losses. Investment returns are an important part of our overall profitability. Fixed maturity and short-term investments comprised approximately 93% of the carrying value of our investment portfolio as of December 31, 2011. Changes in interest rates caused by inflation or other factors (inclusive of credit spreads) affect the carrying value of our fixed maturity investments and returns on our fixed maturity and short-term investments. A decline in interest rates reduces the returns available on short-term investments and new fixed maturity investments (including those purchased to re-invest maturities from the existing portfolio), thereby negatively impacting our net investment income, while rising interest rates reduce the market value of existing fixed maturity investments. Interest rates in recent periods have been at or near historically low levels, and it is possible that rates may remain at low levels for a prolonged period. The value of our fixed maturity and short-term investments is subject to the risk that certain investments may default or become impaired due to a deterioration in the financial condition of one or more issuers of the securities held in our portfolio, or due to a deterioration in the financial condition of an insurer that guarantees an issuer's payments of such investments. Such defaults and impairments could reduce our net investment income and result in realized investment losses. During an economic downturn, fixed maturity and short-term investments could be subject to a higher risk of default.

Our fixed maturity investment portfolio is invested, in substantial part, in obligations of states, municipalities and political subdivisions (collectively referred to as the municipal bond portfolio). Notwithstanding the relatively low historical rates of default on many of these obligations and notwithstanding that we typically seek to invest in high-credit-quality securities (including those with structural protections such as being secured by dedicated or pledged sources of revenue), our municipal bond portfolio could be subject to default or impairment. In particular:

- The prolonged economic downturn that began in 2008, and the limited economic recovery, has resulted in many states and local governments operating under deficits or projected deficits. The severity and duration of these deficits could have an adverse impact on the collectability and valuation of our municipal bond portfolio. These deficits may be exacerbated by the impact of unfunded pension plan obligations or by declining municipal tax bases and revenues in times of financial stress.
- Some issuers may be unwilling to increase tax rates, or to reduce spending, to fund interest or principal payments on their municipal bonds, or may be unable to access the municipal bond market to fund such payments. The risk of widespread defaults may increase if some issuers voluntarily choose to default, instead of implementing difficult fiscal measures, and the actual or perceived consequences (such as reduced access to capital markets) are less severe than expected.
- The risk of widespread defaults may also increase if there are changes in legislation that permit states, municipalities and political subdivisions to file for bankruptcy protection where they were not permitted before. In addition, the collectability and valuation of municipal bonds may be adversely affected if there are judicial interpretations in a bankruptcy or other proceeding that lessen the value of structural protections. For example, in a recent municipal bankruptcy proceeding the debtor challenged the effectiveness of structural protections thought to be provided by municipal securities backed by a dedicated source of revenue.

Our portfolio has also benefited from tax exemptions and certain other tax laws, including, but not limited to, those governing dividends-received deductions and tax credits (such as foreign tax credits).

Federal and/or state tax legislation could be enacted in connection with deficit reduction or various types of fundamental tax reform that would lessen or eliminate some or all of the tax advantages currently benefiting us and could adversely affect the value of our investment portfolio.

Our investment portfolio includes: residential mortgage-backed securities; collateralized mortgage obligations; pass-through securities and asset-backed securities collateralized by sub-prime mortgages; commercial mortgage-backed securities; and wholly-owned real estate, real estate partnerships and mortgage loans, all of which could be adversely impacted by further declines in real estate valuations and/or financial market disruption. In addition, the potential for protracted disruption and/or suspension of foreclosure practices could also impact the returns on certain of these portfolios.

We also invest a portion of our assets in equity securities, private equity limited partnerships, hedge funds, and real estate partnerships, all of which are subject to greater volatility in their investment returns than fixed maturity investments. General economic conditions, changes in applicable tax laws and many other factors beyond our control can adversely affect the value of our non-fixed maturity investments and the realization of net investment income, and/or result in realized investment losses. As a result of these factors, we may realize reduced returns on these investments, incur losses on sales of these investments and be required to write down the value of these investments, which could reduce our net investment income and result in realized investment losses.

Our investment portfolio is also subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the portion of the investment portfolio that is carried at fair value as reflected in our financial statements is not reflective of prices at which actual transactions could occur.

Because of the risks set forth above, the value of our investment portfolio could decrease, we could experience reduced net investment income and we could experience realized and/or unrealized investment losses, which could materially and adversely affect our results of operations, financial position and/or liquidity.

Our business could be harmed because of our potential exposure to asbestos and environmental claims and related litigation.

With regard to asbestos claims, we continue to receive a significant number of asbestos claims from policyholders (including others seeking coverage under a policy). Factors underlying these claim filings include intensive advertising by lawyers seeking asbestos claimants and the focus by plaintiffs on previously peripheral defendants. The focus on these defendants is primarily the result of the number of traditional asbestos defendants who have sought bankruptcy protection in previous years. The bankruptcy of many traditional defendants has prompted plaintiffs to aggressively seek out potential new defendants and has caused increased settlement demands against those policyholders who are not in bankruptcy but who remain in the tort system. Currently, in many jurisdictions, those who allege very serious injury and who can present credible medical evidence of their injuries are receiving priority trial settings in the courts, while those who have not shown any credible disease manifestation are having their hearing dates delayed or placed on an inactive docket. This trend of prioritizing claims involving credible evidence of injuries, along with the focus on previously peripheral defendants, contributes to the claims and claim adjustment expense payments experienced by us.

We also continue to be involved in coverage litigation concerning a number of policyholders, some of whom have filed for bankruptcy, who in some instances have asserted that all or a portion of their asbestos-related claims are not subject to aggregate limits on coverage. In these instances, policyholders also may assert that each individual bodily injury claim should be treated as a separate occurrence under the policy. It is difficult to predict whether these policyholders will be successful on both issues. To the extent both issues are resolved in a policyholder's favor and our other defenses are not successful, our coverage obligations under the policies at issue would be materially increased and bounded only by the applicable per-occurrence limits and the number of asbestos bodily injury claims against the policyholders. Accordingly, although we have seen a moderation in the overall risk associated with these lawsuits, it remains difficult to predict the ultimate cost of these claims.

Further, in addition to asbestos claims against policyholders, proceedings have been launched directly against insurers, including us, by individuals challenging insurers' conduct with respect to the handling of past asbestos claims and by individuals seeking damages arising from alleged asbestos-related bodily injuries. It is possible that the filing of other direct actions against insurers, including us, could be made in the future. It is difficult to predict the outcome of these proceedings, including whether the plaintiffs will be able to sustain these actions against insurers based on novel legal theories of liability.

With regard to environmental claims, we continue to receive claims from policyholders who allege that they are liable for injury or damage arising out of their alleged disposition of toxic substances. Mostly, these claims are due to various legislative as well as regulatory efforts aimed at environmental remediation. For instance, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), enacted in 1980 and later modified, enables private parties as well as federal and state governments to take action with respect to releases and threatened releases of hazardous substances. This federal statute permits the recovery of response costs from some liable parties and may require liable parties to undertake their own remedial action. Liability under CERCLA may be joint and several with other responsible parties.

The Company has been, and continues to be, involved in litigation involving insurance coverage issues pertaining to environmental claims. The Company believes that some court decisions have interpreted the insurance coverage to be broader than the original intent of the insurers and policyholders. These decisions continue to be inconsistent and vary from jurisdiction to jurisdiction.

Uncertainties surrounding the final resolution of these asbestos and environmental claims continue, and it is difficult to determine the ultimate exposure for such claims and related litigation. As a result, these reserves are subject to revision as new information becomes available and as claims develop. The continuing uncertainties include, without limitation:

- the risks and lack of predictability inherent in complex litigation;
- any impact from the bankruptcy protection sought by various asbestos producers and other asbestos defendants;
- a further increase in the cost to resolve, and/or the number of, asbestos and environmental claims beyond that which is anticipated;
- the role of any umbrella or excess policies we have issued;
- the resolution or adjudication of disputes pertaining to the amount of available coverage for asbestos and environmental claims in a manner inconsistent with our previous assessment of these claims;
- the number and outcome of direct actions against us;
- future developments pertaining to our ability to recover reinsurance for asbestos and environmental claims;
- the unavailability of other insurance sources potentially available to policyholders, whether through exhaustion of policy limits or through the insolvency of other participating insurers; and
- uncertainties arising from the insolvency or bankruptcy of policyholders and other defendants.

It is also not possible to predict changes in the legal, regulatory and legislative environment and their impact on the future development of asbestos and environmental claims. This environment could be affected by changes in applicable legislation and future court and regulatory decisions and interpretations, including the outcome of legal challenges to legislative and/or judicial reforms establishing medical criteria for the pursuit of asbestos claims. It is also difficult to predict the ultimate outcome of complex coverage disputes until settlement negotiations near completion and significant legal questions are resolved or, failing settlement, until the dispute is adjudicated. This is particularly the case with policyholders in bankruptcy where negotiations often involve a large number of claimants and other parties and require court approval to be effective.

While the ongoing evaluation of asbestos and environmental claims and associated liabilities considers the inconsistencies of court decisions as to coverage, plaintiffs' expanded theories of liability and the risks inherent in complex litigation and other uncertainties, it is possible that the outcome of the continued uncertainties regarding these claims could result in liability in future periods that differs from current reserves by an amount that could materially and adversely affect our results of operations. See the "Asbestos Claims and Litigation" and "Environmental Claims and Litigation" sections of "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations." Also see "Item 3—Legal Proceedings."

We are exposed to, and may face adverse developments involving, mass tort claims such as those relating to exposure to potentially harmful products or substances. In addition to asbestos and environmental claims, we face exposure to other types of mass tort claims, including claims related to exposure to potentially harmful products or substances, including lead paint, silica and welding rod fumes. Establishing claims and claim adjustment expense reserves for mass tort claims is subject to uncertainties because of many factors, including expanded theories of liability, disputes concerning medical causation with respect to certain diseases, geographical concentration of the lawsuits asserting the claims and the potential for a large rise in the total number of claims without underlying epidemiological developments suggesting an increase in disease rates. Moreover, evolving judicial interpretations regarding the application of various tort theories and defenses, including application of various theories of joint and several liabilities, as well as the application of insurance coverage to these claims, make it difficult to estimate our ultimate liability for such claims.

Because of the uncertainties set forth above, additional liabilities may arise for amounts in excess of the current related reserves. In addition, our estimate of claims and claim adjustment expenses may change, and such change could be material. These additional liabilities or increases in estimates, or a range of either, cannot now be reasonably estimated and could materially and adversely affect our results of operations.

The effects of emerging claim and coverage issues on our business are uncertain. As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claim and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. Examples of emerging claims and coverage issues include, but are not limited to:

- judicial expansion of policy coverage and the impact of new theories of liability;
- plaintiffs targeting property and casualty insurers, including us, in purported class action litigation relating to claims-handling and other practices;
- claims relating to construction defects, which often present complex coverage and damage valuation questions;
- claims under directors' & officers' insurance policies relating to losses from involvement in financial market activities, such as mortgage or financial product origination, distribution, structuring or servicing and foreclosure procedures; failed financial institutions; fraud, including

those related to investment management businesses; possible accounting irregularities; and corporate governance issues;

- the assertion of "public nuisance" or similar theories of liability, pursuant to which plaintiffs seek to recover monies spent to administer public health care programs, abate hazards to public health and safety and/or recover damages purportedly attributable to a "public nuisance";
- claims relating to molestation by an employee of an insured;
- medical developments that link health issues to particular causes, resulting in liability claims;
- claims relating to unanticipated consequences of current or new technologies; and
- claims relating to potentially changing climate conditions, including higher frequency and severity of weather-related events.

In some instances, these emerging issues may not become apparent for some time after we have issued the affected insurance policies. As a result, the full extent of liability under our insurance policies may not be known for many years after the policies are issued.

In addition, the potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to deem by statute the existence of a covered occurrence, to extend the statutes of limitations or otherwise to repeal or weaken tort reforms could have an adverse impact on our business.

The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could harm our business and materially and adversely affect our results of operations.

The intense competition that we face could harm our ability to maintain or increase our business volumes and our profitability. The property and casualty insurance industry is highly competitive, and we believe that it will remain highly competitive for the foreseeable future. We compete with both domestic and foreign insurers which may offer products at prices and on terms that are not consistent with our economic standards in an effort to maintain or increase their business. The competitive environment in which we operate could also be impacted by current general economic conditions, which could reduce the volume of business available to us as well as to our competitors. In addition, the competitive environment could be impacted by changes in customer preferences, including customer demand for direct distribution channels. See "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operation—Outlook."

A substantial majority of the Company's Personal Insurance business is written after an agent compares quotes using comparative raters, a cost-efficient means of obtaining quotes from multiple companies. The usage of comparative raters tends to increase the focus on price over other competitive criteria. Over time, this increased focus on price may provide a relative advantage to carriers that have more efficient cost structures and that are better able to accurately estimate, and price for, claims and claim adjustment expenses. If we are not able to operate with a competitive cost structure or accurately estimate and price for claims and claim adjustment expenses, our underwriting margins could be adversely affected over time. Additionally, there is potential for similar technology to be used to access comparative rates for small commercial business. Agents and brokers may also create alternate distribution channels for commercial business, such as insurance exchanges, that may adversely impact product differentiation and pricing.

Our competitive position is based on many factors including but not limited to our:

- ability to retain existing customers, to obtain new business and to profitably price our business;
- agent, broker and client relationships;
- speed of claims payment;

- premiums charged, contract terms and conditions, products and services offered (including the ability to design customized programs);
- ability to provide our products and services in a cost effective manner;
- perceived overall financial strength and corresponding ratings assigned by independent rating agencies;
- reputation, experience and qualifications of employees;
- geographic scope of business;
- local presence; and
- ability to keep pace relative to our competitors with changes in technology and information systems.

We may have difficulty in continuing to compete successfully on any of these bases in the future. If competition limits our ability to retain existing business or write new business at adequate rates, our results of operations could be materially and adversely affected. See "Competition" sections of the discussion on business segments in "Item 1—Business."

We may not be able to collect all amounts due to us from reinsurers and reinsurance coverage may not be available to us in the future at commercially reasonable rates or at all. Although the reinsurer is liable to us to the extent of the ceded reinsurance, we remain liable as the direct insurer on all risks reinsured. As a result, ceded reinsurance arrangements do not eliminate our obligation to pay claims. Accordingly, we are subject to credit risk with respect to our ability to recover amounts due from reinsurers.

In the past, certain reinsurers have ceased writing business and entered into runoff. Some of our reinsurance claims may be disputed by the reinsurers, and we may ultimately receive partial or no payment. This is a particular risk in the case of claims that relate to insurance policies written many years ago, including those relating to asbestos and environmental claims. In addition, in a number of jurisdictions, particularly the European Union and the United Kingdom, a reinsurer is permitted to transfer a reinsurance arrangement to another reinsurer, which may be less creditworthy, without a counterparty's consent, provided that the transfer has been approved by the applicable regulatory and/or court authority.

Included in reinsurance recoverables are certain amounts related to structured settlements. Structured settlements comprise annuities purchased from various life insurance companies to settle certain personal physical injury claims, of which workers' compensation claims comprise a significant portion. In cases where we did not receive a release from the claimant, the structured settlement is included in reinsurance recoverables as we retain the contingent liability to the claimant. In the event that the life insurance company fails to make the required annuity payments, we would be required to make such payments if and to the extent not paid by state guaranty associations.

Many reinsurance companies and life insurance companies were negatively impacted by the financial markets disruption and the economic downturn over the past several years. A number of these companies, including certain of those with which we conduct business, were downgraded by various rating agencies during this time period. For a discussion of our top reinsurance groups by reinsurance recoverable and the top five groups by amount of structured settlements provided, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Reinsurance Recoverables."

The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity. The availability of reinsurance capacity can be impacted by general economic conditions and conditions in the reinsurance market, such as the occurrence of significant reinsured events. The availability and cost of reinsurance could affect our business volume and profitability.

Because of the risks set forth above, we may not be able to collect all amounts due to us from reinsurers, and reinsurance coverage may not be available to us in the future at commercially reasonable rates or at all, and/or life insurance companies may fail to make required annuity payments, and thus our results of operations could be materially and adversely affected.

We are exposed to credit risk in certain of our business operations. In addition to exposure to credit risk related to our investment portfolio and reinsurance recoverables (discussed above), we are exposed to credit risk in several other areas of our business operations, including credit risk relating to policyholders, independent agents and brokers.

We are exposed to credit risk in our surety insurance operations, where we guarantee to a third party that our customer will satisfy certain performance obligations (e.g., a construction contract) or certain financial obligations. If a customer of ours defaults, we may suffer losses and not be reimbursed by that customer. In addition, it is customary practice in the surety business for multiple insurers to participate as co-sureties on large surety bonds. Under these arrangements, the co-surety obligations are typically joint and several, in which case we are also exposed to credit risk with respect to our co-sureties.

In addition, a portion of our business is written with large deductible insurance policies. Under workers' compensation insurance contracts with deductible features, we are obligated to pay the claimant the full amount of the claim. We are subsequently reimbursed by the contractholder for the deductible amount, and, as a result, we are exposed to credit risk to the policyholder. Moreover, certain policyholders purchase retrospectively rated workers' compensation policies (i.e., policies in which premiums are adjusted after the policy period based on the actual loss experience of the policyholder during the policy period). Retrospectively rated policies expose us to additional credit risk to the extent that the adjusted premium is greater than the original premium.

Our efforts to mitigate the credit risk that we have to our insureds may not be successful. To reduce such credit risk, we require certain insureds to post collateral for some or all of these obligations, often in the form of pledged securities such as money market funds or letters of credit provided by banks. In cases where we receive pledged securities and the insureds are unable to honor their obligations, we may be exposed to credit risk on the securities pledged and/or the risk that our access to that collateral may be stayed during an insured's bankruptcy. In cases where we receive letters of credit from banks and the insureds are unable to honor their obligations, we are exposed to the credit risk of the banks that issued the letters of credit.

In accordance with industry practice, when policyholders purchase insurance policies from us through independent agents and brokers, the premiums relating to those policies are often paid to the agents and brokers for payment to us. In most jurisdictions, the premiums will be deemed to have been paid to us whether or not they are actually received by us. Consequently, we assume a degree of credit risk associated with amounts due from independent agents and brokers.

To a large degree, the credit risk we face is a function of the economy; accordingly, we face a greater risk in an economic downturn. While we attempt to manage the risks discussed above through underwriting and investment guidelines, collateral requirements and other oversight mechanisms, our efforts may not be successful. For example, collateral obtained may subsequently have little or no value. As a result, our exposure to the above credit risks could materially and adversely affect our results of operations.

Within the United States, our businesses are heavily regulated by the states in which we conduct business, including licensing and supervision, and changes in regulation may reduce our profitability and limit our growth. These regulatory systems are generally designed to protect the interests of policyholders, and not necessarily the interests of insurers, their shareholders and other investors. For example, to protect policyholders whose insurance company becomes financially insolvent, guaranty funds have been established in all 50 states to pay the covered claims of policyholders in the event of an insolvency of an insurer, subject to applicable state limits. The funding of guaranty funds is provided through assessments levied against remaining insurers in the marketplace. As a result, the insolvency of one or more insurance companies could result in additional assessments levied against us.

These regulatory systems also address authorization for lines of business, policyholders' surplus requirements, limitations on the types and amounts of certain investments, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, premium rates and a variety of other financial and non-financial components of an insurer's business.

In recent years, the state insurance regulatory framework has come under increased scrutiny, and some state legislatures have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Further, the NAIC and state insurance regulators continually reexamine existing laws and regulations, specifically focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws and regulations. In a time of financial uncertainty or a prolonged economic downturn or otherwise, regulators may choose to adopt more restrictive insurance laws and regulations. For example, insurance regulators may choose to restrict the ability of insurance subsidiaries to make payments to their parent companies or reject rate increases due to the economic environment. The state insurance regulators may also increase the statutory capital requirements for our insurance subsidiaries.

In addition, state tax laws that specifically impact the insurance industry, such as premium taxes or other taxes, may be enacted or changed by states to raise revenues.

State regulations or laws that are adopted or amended may be more restrictive than current laws or regulations and may result in lower revenues and/or higher costs of compliance and thus could materially and adversely affect our results of operations and limit our growth.

Changes in federal regulation could impose significant burdens on us and otherwise adversely impact our results. While the U.S. federal government has not historically regulated the insurance business, in 2010 the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) established a Federal Insurance Office within the U.S. Department of the Treasury. The Federal Insurance Office has limited regulatory authority and is empowered to gather data and information regarding the insurance industry and insurers, including conducting a study for submission to the U.S. Congress on how to modernize and improve insurance regulation in the U.S. Further, the Dodd-Frank Act gives the Federal Reserve supervisory authority over a number of nonbank financial services holding companies, including insurance companies, if they are designated by a two-thirds vote of a Financial Stability Oversight Council (the Council) as "systemically important financial institutions" (SIFI). While recent rules proposed by the Council support our view that we will not be designated as a SIFI as defined in the Dodd-Frank Act, it is possible that the Council may change its rules or interpretations in the future and conclude that we are a SIFI. If we were designated as "systemically important," the Federal Reserve's supervisory authority could include the ability to impose heightened financial regulation and could impact requirements regarding our capital, liquidity and leverage as well as our business and investment conduct. As a result of the foregoing, the Dodd-Frank Act, or other additional federal regulation that is adopted in the future, could impose significant burdens on us, including impacting the ways in which we conduct our business, increasing compliance costs and duplicating state regulation, and could result in a competitive disadvantage, particularly relative to smaller insurers that may not be subject to the same level of regulation.

Even if we are not subject to additional regulation by the federal government, significant financial sector regulatory reform, including the Dodd-Frank Act, could have a significant impact on us. For example, regulatory reform could have an unexpected impact on our rights as a creditor or on our competitive position. In particular, the Dodd-Frank Act authorizes assessments to pay for the resolution of systemically important financial institutions that have become insolvent. We (as a financial company with more than $50 billion in assets) could be assessed, and, although any such assessment is required to be risk weighted (i.e., riskier firms pay more), such costs could be material to us and are not currently estimable.

Other potential changes in U.S. federal legislation, regulation and/or administrative policies, including the potential repeal of the McCarran-Ferguson Act and potential changes in federal taxation, could also significantly harm the insurance industry, including us.

A downgrade in our claims-paying and financial strength ratings could adversely impact our business volumes, adversely impact our ability to access the capital markets and increase our borrowing costs. Claims-paying and financial strength ratings are important to an insurer's competitive position. Rating agencies review insurers' ratings periodically, and change their ratings criteria periodically, and therefore our current ratings may not be maintained in the future. A downgrade in one or more of our ratings could negatively impact our business volumes because demand for certain of our products may be reduced, particularly because many customers may require that we maintain minimum ratings to enter into or renew business with us. Additionally, we may find it more difficult to access the capital markets and we may incur higher borrowing costs. If significant losses, including, but not limited to, those resulting from one or more major catastrophes, or significant reserve additions or significant investment losses were to cause our capital position to deteriorate significantly, or if one or more rating agencies substantially increase their capital requirements, we may need to raise equity capital in the future (which we may not be able to do at a reasonable cost or at all) in order to maintain our ratings or limit the extent of a downgrade. A continued trend of more frequent and severe weather-related catastrophes or a prolonged economic downturn may lead rating agencies to substantially increase their capital requirements. For further discussion about our ratings, see, "Item 1—Business—Ratings."

The inability of our insurance subsidiaries to pay dividends to our holding company in sufficient amounts would harm our ability to meet our obligations, pay future shareholder dividends or make future share repurchases. Our holding company relies on dividends from our insurance subsidiaries to meet our obligations for payment of interest and principal on outstanding debt, to pay dividends to shareholders, to make contributions to our qualified domestic pension plan, to pay other corporate expenses and to make share repurchases. The ability of our insurance subsidiaries to pay dividends to our holding company in the future will depend on their statutory surplus, earnings and regulatory restrictions.

We are subject to regulation by some states as an insurance holding company system. Our insurance subsidiaries are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of insurance regulatory authorities. In a time of prolonged economic downturn or otherwise, regulators may choose to further restrict the ability of insurance subsidiaries to make payments to their parent companies. The ability of our insurance subsidiaries to pay dividends to our holding company is also restricted by regulations that set standards of solvency that must be met and maintained.

The inability of our insurance subsidiaries to pay dividends to our holding company in an amount sufficient to meet our debt service obligations and other cash requirements could harm our ability to meet our obligations, to pay future shareholder dividends and to make share repurchases.

Disruptions to our relationships with our independent agents and brokers could adversely affect us. We market our insurance products primarily through independent agents and brokers. An important part of our business is written through less than a dozen such intermediaries. Further, there has been a trend of increased consolidation by agents and brokers, which could impact our relationships with and fees paid to some agents and brokers. Loss of all or a substantial portion of the business provided through such agents and brokers could materially and adversely affect our future business volume and results of operations.

We may also seek to develop new product distribution channels, including our current efforts to establish a direct-to-consumer platform in the Personal Insurance segment. In addition, agents and brokers may create alternate distribution channels for commercial business, such as insurance exchanges, that may adversely impact product differentiation and pricing. Our or their efforts with respect to alternate distribution channels could adversely impact our business relationship with independent agents and brokers who currently market our products, resulting in a lower volume of business generated from these sources.

We rely on internet applications for the marketing and sale of certain of our products, and we may increasingly rely on internet applications and toll-free numbers for distribution. In some instances, our agents and brokers are required to access separate business platforms to execute the sale of our personal insurance or commercial insurance products. Should internet disruptions occur, or frustration with our business platforms or distribution initiatives develop among our independent agents and brokers, the resulting loss of business could materially and adversely affect our future business volume and results of operations. See "If we experience difficulties with technology, data security and/or outsourcing relationships, our ability to conduct our business could be negatively impacted" below.

Our efforts to develop new products or expand in targeted markets may not be successful and may create enhanced risks. A number of our recent and planned business initiatives involve developing new products or expanding existing products in targeted markets. This includes the following efforts, from time to time, to protect or grow market share:

- We may develop products that insure risks we have not previously insured or contain new coverage or coverage terms.
- We may refine our underwriting processes. For example, in certain of our businesses in recent years, we have substantially increased the volume of business that flows through our automated underwriting and pricing systems.
- We may seek to expand distribution channels, such as our efforts to develop a direct-to-consumer platform in Personal Insurance.
- We may focus on geographic markets within or outside of the United States where we have had relatively little or no market share.

We may not be successful in introducing new products or expanding in targeted markets and, even if we are successful, these efforts may create enhanced risks. Among other risks:

- Demand for new products or in new markets may not meet our expectations.
- To the extent we are able to market new products or expand in new markets, our risk exposures may change, and the data and models we use to manage such exposures may not be as sophisticated as those we use in existing markets or with existing products. This, in turn, could lead to losses in excess of our expectations.
- Models underlying automated underwriting and pricing decisions may not be effective.
- Efforts to develop new products or markets have the potential to create or increase distribution channel conflict, such as described above under "—Disruptions to our relationships with our independent agents and brokers could adversely affect us."

- In connection with the conversion of existing policyholders to a new product, some policyholders' pricing may increase, while the pricing for other policyholders may decrease, the net impact of which could negatively impact retention and margins.
- To develop new products or markets, we may need to make substantial capital and operating expenditures, which may also negatively impact results in the near term.

If our efforts to develop new products or expand in targeted markets are not successful, our results of operations could be materially and adversely affected.

Any net deferred tax asset could be adversely affected by a reduction in the U.S. Federal corporate income tax rate. Federal tax legislation could be enacted to reduce the existing statutory U.S. Federal corporate income tax rate from 35%, which would, accordingly, reduce any net deferred tax asset. The amount of any net deferred tax asset is volatile and significantly impacted by changes in unrealized investment gains and losses. The effect of a reduction in a tax rate on net deferred tax assets is required to be recognized, in full, as a reduction of income from continuing operations in the period when enacted and, therefore, could materially and adversely affect our results of operations.

We may be adversely affected if our pricing and capital models provide materially different indications than actual results. The profitability of our property and casualty business substantially depends on the extent to which our actual claims experience is consistent with the assumptions we use in pricing our policies. We utilize third-party and proprietary models to help us price business in a manner that is intended to be consistent, over time, with actual results and return objectives. We incorporate the Company's historical loss experience, external industry data and economic indices into our modeling processes, and we use various methods, including predictive modeling, forecasting and sophisticated simulation modeling techniques, to analyze loss trends and the risks associated with our assets and liabilities. We also use these modeling processes, analyses and methods in making underwriting, pricing and reinsurance decisions as part of managing our exposure to catastrophes and other extreme adverse events. These modeling processes incorporate numerous assumptions and forecasts about the future level and variability of: interest rates, inflation, capital requirements, and frequency and severity of losses, among others, that are difficult to make and may differ materially from actual results.

Whether we use a proprietary or third-party model, future experience may be materially different from past and current experience incorporated in a model's forecasts or simulations. This includes the likelihood of events occurring or continuing or the correlation among events. If we fail to appropriately price the risks we insure, or fail to change our pricing model to appropriately reflect our current experience, or if our claims experience is more frequent or severe than our underlying risk assumptions, our profit margins may be negatively affected. If we underestimate the frequency and/or severity of extreme adverse events occurring, our financial condition may be adversely affected. If we overestimate the risks we are exposed to, we may overprice our products, and new business growth and retention of our existing business may be adversely affected. As we expand into different markets and geographies, we will write more policies in markets and geographical areas where we have less data specific to these new markets and geographies, and, accordingly, we may be more susceptible to error in our models and strategy. See "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Catastrophe Modeling."

Third party models may provide substantially different indications than what our proprietary modeling processes provide. For example, during the first quarter of 2011, a new version of a third-party computer model utilized by us, as well as others in the insurance industry, to estimate potential aggregate hurricane losses was released. After evaluating multiple models and calibrating our own historical loss experience and underwriting practices, we increased our estimated modeled loss, using our own proprietary modeling processes, from a single U.S. hurricane by a range of 10% to 24%. See "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Catastrophe Modeling." Third-party model estimates of losses can be, and often have been, materially different for similar events in comparison to our proprietary estimates. The differences between third-party model estimates and our proprietary estimates are driven by the use of different data sets as well as different assumptions and forecasts regarding the frequency and severity of events and claims arising from the events. These assumptions and forecasts may be difficult to make and may differ materially from actual results.

We are subject to a number of risks associated with our business outside the United States. We conduct business outside the United States primarily in the United Kingdom, Canada and the Republic of Ireland. In addition, we have commenced a joint venture in Brazil and may also explore opportunities in other countries, including Latin American countries and other emerging markets such as India and China.

While our business outside of the United States currently constitutes a relatively small portion of our revenues, in conducting such business we are subject to a number of significant risks, particularly in emerging economies. These risks include restrictions such as price controls, capital controls, currency exchange limits, ownership limits and other restrictive or anti-competitive governmental actions, which could have an adverse effect on our business and our reputation. Our investments outside the United States may also subject us to currency risk and, in some markets, it may be difficult to effectively hedge that risk. In addition, in some markets, we may invest as part of a joint venture with a local counterparty. Because our governance rights may be limited, we may not have control over the ability of the joint venture to make certain decisions and/or mitigate risks it faces, and significant disagreements with a joint venture counterparty may adversely impact our investment. Investments outside the United States also subject us to additional domestic and foreign laws and regulations, including the Foreign Corrupt Practices Act and similar laws in other countries that prohibit the making of improper payments to foreign officials. Although we have policies and controls in place that are designed to ensure compliance with these laws, if those controls are ineffective and an employee or intermediary fails to comply with applicable laws and regulations, we could suffer civil and criminal penalties and our business and our reputation could be adversely affected. Some countries, particularly emerging economies, have laws and regulations that lack clarity and, even with local expertise and effective controls, it can be difficult to determine the exact requirements of, and potential liability under, the local laws. For example, in some jurisdictions, including Brazil, parties to a joint venture may, in some circumstances, have liability for some obligations of the venture and that liability may extend beyond the capital invested. Failure to comply with local laws in a particular market may result in substantial liability and could have a significant and negative effect not only on our business in that market but also on our reputation generally.

New regulations outside of the U.S., including in the European Union, could adversely impact our results of operations and limit our growth. Insurance laws or regulations that are adopted or amended in jurisdictions outside the U.S. may be more restrictive than current laws or regulations and may result in lower revenues and/or higher costs of compliance and thus could materially and adversely affect our results of operations and limit our growth.

In particular, the European Union's executive body, the European Commission, is implementing new capital adequacy and risk management regulations called Solvency II that would apply to our businesses in the European Union beginning as soon as the first quarter of 2013. Under Solvency II, it is possible that the direct or indirect parent of a European Union subsidiary (including a U.S. parent company) could be subject to certain Solvency II requirements if the regulator determines that the subsidiary's capital position is dependent on an affiliated or parent company and the affiliated or parent company is not already subject to regulations deemed "equivalent" to Solvency II. In addition, regulators in countries where we have operations are working with the International Association of Insurance Supervisors (IAIS) (and in the U.S., with the NAIC) to consider changes to insurance company supervision, including group supervision. While it is not yet known how these actions will impact us, such regulation could result in increased costs of compliance, increased disclosure and less flexibility in our capital management.

The IAIS is also working with the Financial Stability Board created by the G-20 and is expected to recommend a methodology for determining whether and which, if any, insurance companies pose a systemic risk to the global economy. Such insurers would be designated "globally systemically important financial institutions" (G-SIFIs) and would likely be subject to higher capital requirements, enhanced supervision or both. The IAIS has not yet decided upon the criteria for or the consequences of such designation.

Our business success and profitability depend, in part, on effective information technology systems and on continuing to develop and implement improvements in technology. We depend in large part on our technology systems for conducting business and processing claims, as well as for providing the data and analytics we utilize to manage our business, and thus our business success is dependent on maintaining the effectiveness of existing technology systems and on continuing to develop and enhance technology systems that support our business processes and strategic initiatives in a cost and resource efficient manner. Some system development projects are long-term in nature, may negatively impact our expense ratios as we invest in the projects and may cost more than we expect to complete. In addition, system development projects may not deliver the benefits we expect once they are complete, or may be replaced or become obsolete more quickly than expected, which could result in accelerated recognition of expenses. If we do not effectively and efficiently manage and upgrade our technology portfolio, or if the costs of doing so are higher than we expect, our ability to provide competitive services to new and existing customers in a cost effective manner and our ability to implement our strategic initiatives could be adversely impacted.

If we experience difficulties with technology, data security and/or outsourcing relationships, our ability to conduct our business could be negatively impacted. While technology can streamline many business processes and ultimately reduce the cost of operations, technology initiatives present significant risks. Our business is highly dependent upon our employees' ability to perform, in an efficient and uninterrupted fashion, necessary business functions. A shut-down of, or inability to access, one or more of our facilities; a power outage; or a failure of one or more of our information technology, telecommunications or other systems could significantly impair our ability to perform such functions on a timely basis. In the event of a disaster such as a natural catastrophe, terrorist attack or industrial accident, or due to a computer virus, our systems could be inaccessible for an extended period of time. In addition, because our information technology and telecommunications systems increasingly interface with and depend on third-party systems, we could experience service denials or failures of controls if demand for our service exceeds capacity or a third-party system fails or experiences an interruption. If our business continuity plans did not sufficiently address such a business interruption, system failure or service denial, this could result in a deterioration of our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or perform other necessary business functions.

Our operations rely on the reliable and secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee misconduct and other external hazards could expose our data systems to security breaches, cyber attacks or other disruptions. In addition, we routinely transmit and receive personal, confidential and proprietary information by email and other electronic means. While we attempt to develop secure transmission capabilities with third-party vendors and others with whom we do business, we may be unable to put in place secure capabilities with all of such vendors and third parties and, in addition, these third parties may not have appropriate controls in place to protect the confidentiality of the information.

These increased risks, and expanding regulatory requirements regarding data security, could expose us to data loss, disruption of service, monetary and reputational damages and significant increases in compliance costs. As a result, our ability to conduct our business might be adversely affected.

We have increasingly outsourced certain technology and business process functions to third parties and may continue to do so in the future. If we do not effectively develop, implement and monitor our outsourcing relationships, third party providers do not perform as anticipated or we experience technological or other problems with a transition, we may not realize expected productivity improvements or cost efficiencies and may experience operational difficulties, increased costs and a loss of business. Our outsourcing of certain technology and business process functions to third parties may expose us to enhanced risk related to data security or service disruptions, which could result in monetary and reputational damages. In addition, our ability to receive services from third party providers outside of the United States might be impacted by cultural differences, political instability, unanticipated regulatory requirements or policies inside or outside of the United States. As a result, our ability to conduct our business might be adversely affected.

Acquisitions and integration of acquired businesses may result in operating difficulties and other unintended consequences. From time to time we may investigate and pursue acquisition opportunities if we believe that such opportunities are consistent with our long-term objectives and that the potential rewards of an acquisition exceed the risks. The process of integrating an acquired company or business can be complex and costly, however, and may create unforeseen operating difficulties and expenditures. For example, acquisitions may present significant risks, including:

- the potential disruption of our ongoing business;
- the ineffective integration of underwriting, claims handling and actuarial practices;
- the uncertainty of an acquiree's reserve estimates;
- the diversion of management time and resources to acquisition integration challenges;
- the loss of key employees;
- the cultural challenges associated with integrating employees; and
- the impact of an acquisition on our financial position and/or credit ratings.

The acquired business may not perform as projected, and any cost savings and other synergies anticipated from the acquisition may not materialize. There is no guarantee that any businesses acquired in the future will be successfully integrated, and the ineffective integration of our businesses and processes may result in substantial costs or delays and adversely affect our ability to compete.

Changes to existing accounting standards may adversely impact our reported results. As a U.S.-based SEC reporting company, we are currently required to prepare our financial statements in accordance with U.S. Generally Accepted Accounting Principles (GAAP), as promulgated by the Financial Accounting Standards Board (FASB). During the last several years, the Securities and Exchange Commission (SEC) has been evaluating whether, when and how International Financial Reporting Standards (IFRS) should be incorporated into the U.S. financial reporting system, including for companies such as us. The FASB and the IASB have also embarked on a long-term project to converge GAAP and IFRS. Additionally, the IASB and the FASB are in the process of developing a global insurance standard that may involve methodologies for valuing insurance contract liabilities that may be significantly different from the methodologies required by current GAAP. We are not able to predict whether we will choose to, or be required to, adopt IFRS or how the adoption of IFRS (or the convergence of GAAP and IFRS, including the project for valuing insurance contract liabilities) may impact our financial statements in the future. Changes in accounting standards, particularly those that specifically apply to insurance company operations, may impact the content and presentation of our reported financial results and could have adverse consequences to our reported financial results, including lower reported results of operations and shareholders' equity and increased volatility and decreased comparability of our reported results with other insurers.

We could be adversely affected if our controls designed to ensure compliance with guidelines, policies and legal and regulatory standards are not effective. Our business is highly dependent on our ability to engage on a daily basis in a large number of insurance underwriting, claim processing and investment activities, many of which are highly complex. These activities often are subject to internal guidelines and policies, as well as legal and regulatory standards. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system's objectives will be met. If our controls are not effective, it could lead to financial loss, unanticipated risk exposure (including underwriting, credit and investment risk) or damage to our reputation.

Our businesses may be adversely affected if we are unable to hire and retain qualified employees. There is significant competition from within the property and casualty insurance industry and from businesses outside the industry for qualified employees, especially in key positions. Our performance is largely dependent on the talents, efforts and proper conduct of highly-skilled individuals; therefore, our continued ability to compete effectively in our businesses and to expand into new business areas depends on our ability to attract new employees and to retain and motivate our existing employees. If we are not able to successfully attract, retain and motivate our employees, our business, financial results and reputation could be materially and adversely affected.

Loss of or significant restriction on the use of credit scoring in the pricing and underwriting of Personal Insurance products could reduce our future profitability. In Personal Insurance, we use credit scoring as a factor in pricing decisions where allowed by state law. Some consumer groups and regulators have questioned whether the use of credit scoring unfairly discriminates against people with low incomes, minority groups and the elderly and are calling for the prohibition or restriction on the use of credit scoring in underwriting and pricing. Laws or regulations that significantly curtail the use of credit scoring, if enacted in a large number of states, could adversely affect our future profitability.

Item 1B. UNRESOLVED STAFF COMMENTS

NONE.

Item 2. PROPERTIES

The Company leases its principal executive offices in New York, New York, as well as 199 field and claim offices totaling approximately 5.1 million square feet throughout the United States under leases or subleases with third parties. The Company also leases offices in the United Kingdom, Canada, India, China, Singapore and the Republic of Ireland that house operations (primarily for the Financial, Professional & International Insurance segment) in those locations. The Company owns six buildings in Hartford, Connecticut, consisting of approximately 1.8 million square feet of office space. The Company also owns office buildings located at 385 Washington Street and 130 West Sixth Street in St. Paul, Minnesota. These buildings are adjacent to one another and consist of approximately 1.1 million square feet of gross floor space. The Company also owns other real property, including office buildings in Denver, Colorado and Fall River, Massachusetts, as well as a data center located in Norcross, Georgia.

The Company owns a building in London, England, which houses a portion of its Financial, Professional & International Insurance segment's operations in the United Kingdom.

The Company, through its subsidiaries, owns an investment portfolio of income-producing properties and real estate funds. Included in this portfolio are four office buildings in which the Company holds a 50% ownership interest located in New York, New York, which collectively accounted for approximately 12% of the carrying value of the property portfolio at December 31, 2011.

In the opinion of the Company's management, the Company's properties are adequate and suitable for its business as presently conducted and are adequately maintained.

Item 3. LEGAL PROCEEDINGS

The information required with respect to this item can be found under "Contingencies" in note 15 of notes to the Company's consolidated financial statements in this annual report and is incorporated by reference into this Item 3.

Item 4. MINE SAFETY DISCLOSURES

NONE.

EXECUTIVE OFFICERS OF THE REGISTRANT

Information about the Company's executive officers is incorporated by reference from Part III, Item 10 of this annual report.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the New York Stock Exchange under the symbol "TRV." The number of holders of record, including individual owners, of the Company's common stock was 69,104 as of February 10, 2012. This is not the actual number of beneficial owners of the Company's common stock, as shares are held in "street name" by brokers and others on behalf of individual owners. The following table sets forth the high and low closing sales prices of the Company's common stock for each quarter during the last two fiscal years and the amount of cash dividends declared per share.

	High	Low	Cash Dividend Declared
2011			
First Quarter	$60.92	$53.33	$0.36
Second Quarter	64.05	56.68	0.41
Third Quarter	59.11	47.12	0.41
Fourth Quarter	59.68	46.80	0.41
2010			
First Quarter	$54.76	$47.94	$0.33
Second Quarter	53.92	48.00	0.36
Third Quarter	53.56	48.54	0.36
Fourth Quarter	57.44	52.12	0.36

The Company paid cash dividends per share of $1.59 in 2011 and $1.41 in 2010. Future dividend decisions will be based on, and affected by, a number of factors, including the operating results and financial requirements of the Company and the impact of dividend restrictions. For information on dividends, as well as restrictions on the ability of certain of the Company's subsidiaries to transfer funds to the Company in the form of cash dividends or otherwise, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." Dividends will be paid by the Company only if declared by its board of directors out of funds legally available, and subject to any other restrictions that may be applicable to the Company.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph shows a five-year comparison of the cumulative total return to shareholders for the Company's common stock and the common stock of companies included in the S&P 500 Index and the S&P Property & Casualty Insurance Index, which the Company believes is the most appropriate comparative index.



$200
$150
$100
$50
$0
2006
2007
2008
2009
2010
2011
100.00
105.49
102.39
86.04
88.30
66.46
60.73
100.10
84.05
68.23
114.87
96.71
74.33
125.51
98.76
74.14
The Travelers Companies, Inc. (2)
S&P 500 Index
S&P 500 Property & Casualty Insurance (3)

---

(1) The cumulative return to shareholders is a concept used to compare the performance of a company's stock over time and is the ratio of the net stock price change plus the cumulative amount of dividends over the specified time period (assuming dividend reinvestment), to the stock price at the beginning of the time period.

(2) Assumes $100 invested in common shares of The Travelers Companies, Inc. on December 31, 2006.

(3) Companies in the S&P Property-Casualty Index as of December 31, 2011 were the following: The Travelers Companies, Inc., The Chubb Corporation, Cincinnati Financial Corporation, Progressive Corporation, Allstate Corporation, XL Group, plc., ACE Ltd. and Berkshire Hathaway, Inc.

Returns of each of the companies included in this index have been weighted according to their respective market capitalizations.

ISSUER PURCHASES OF EQUITY SECURITIES

The table below sets forth information regarding repurchases by the Company of its common stock during the periods indicated.

Period Beginning	Period Ending	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs
Oct. 1, 2011	Oct. 31, 2011	3,058,345	$57.92	3,051,200	$4,620,488,381
Nov. 1, 2011	Nov. 30, 2011	9,211,163	56.61	9,208,800	4,099,148,899
Dec. 1, 2011	Dec. 31, 2011	8,678,437	56.45	8,677,476	3,609,307,041
Total		20,947,945	$56.74	20,937,476	$3,609,307,041

The Company's board of directors has approved common share repurchase authorizations under which repurchases may be made from time to time in the open market, pursuant to pre-set trading plans meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, in private transactions or otherwise. The authorizations do not have a stated expiration date. The timing and actual number of shares to be repurchased in the future will depend on a variety of factors, including the Company's financial position, earnings, capital requirements of the Company's operating subsidiaries, legal requirements, regulatory constraints, share price, catastrophe losses, funding of the Company's qualified pension plan, other investment opportunities (including mergers and acquisitions), market conditions and other factors.

The Company acquired 10,469 shares during the three months ended December 31, 2011 that were not part of the publicly announced share repurchase authorization. These shares consisted of shares retained to cover payroll withholding taxes in connection with the vesting of restricted stock awards and shares used by employees to cover the exercise price of certain stock options that were exercised.

Information relating to compensation plans under which the Company's equity securities are authorized for issuance is set forth in Part III—Item 12 of this Report.

Item 6. SELECTED FINANCIAL DATA

	At and for the year ended December 31,				
	2011	2010	2009	2008	2007
	(in millions, except per share amounts)				
Total revenues	**$ 25,446**	$ 25,112	$ 24,680	$ 24,477	$ 26,017
Net income	**$ 1,426**	$ 3,216	$ 3,622	$ 2,924	$ 4,601
Total investments	**$ 72,701**	$ 72,722	$ 74,965	$ 70,738	$ 74,818
Total assets	**104,602**	105,656	110,035	110,107	115,699
Claims and claim adjustment expense reserves	**51,419**	51,606	53,602	55,198	58,175
Total long-term debt	**6,255**	6,502	6,154	5,939	5,590
Total liabilities	**80,125**	80,181	82,620	84,788	89,083
Total shareholders' equity	**24,477**	25,475	27,415	25,319	26,616
Net income per share(1):					
Basic	**$ 3.40**	$ 6.69	$ 6.38	$ 4.87	$ 7.00
Diluted	**$ 3.36**	$ 6.62	$ 6.33	$ 4.81	$ 6.85
Year-end common shares outstanding	**392.8**	434.6	520.3	585.1	627.8
Per common share amounts:					
Cash dividends	**$ 1.59**	$ 1.41	$ 1.23	$ 1.19	$ 1.13
Book value	**$ 62.32**	$ 58.47	$ 52.54	$ 43.12	$ 42.22

(1) On January 1, 2009, the Company adopted the FASB's updated accounting guidance related to earnings per share. The impact of the adoption of this guidance was a reduction of previously reported basic earnings per share by $0.03 and $0.04 per share for the years ended December 31, 2008 and 2007, respectively, and a reduction of previously reported diluted earnings per share by $0.01 for each of the years ended December 31, 2008 and 2007.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of the financial condition and results of operations of The Travelers Companies, Inc. (together with its subsidiaries, the Company).

2011 FINANCIAL HIGHLIGHTS

2011 Consolidated Results of Operations

- Net income of $1.43 billion, or $3.40 per share basic and $3.36 diluted
- Net earned premiums of $22.09 billion
- Catastrophe losses of $2.56 billion ($1.67 billion after-tax)
- Net favorable prior year reserve development of $715 million ($473 million after-tax)
- GAAP combined ratio of 105.1%
- Net investment income of $2.88 billion ($2.33 billion after-tax)
- Net realized investment gains of $55 million ($36 million after-tax)
- Operating cash flows of $2.17 billion

2011 Consolidated Financial Condition

- Total investments of $72.70 billion; fixed maturities and short-term securities comprise 93% of total investments
- Total assets of $104.60 billion
- Total debt of $6.61 billion, resulting in a debt-to-total capital ratio of 21.3% (23.4% excluding net unrealized investment gains, net of tax)
- Repurchased 51.0 million common shares for total cost of $2.90 billion under share repurchase authorization
- Shareholders' equity of $24.48 billion; book value per common share of $62.32
- Holding company liquidity of $2.39 billion

CONSOLIDATED OVERVIEW

Consolidated Results of Operations

(for the year ended December 31, in millions except per share amounts)	2011	2010	2009
Revenues			
Premiums	**$22,090**	$21,432	$21,418
Net investment income	**2,879**	3,059	2,776
Fee income	**296**	287	306
Net realized investment gains	**55**	264	17
Other revenues	**126**	70	163
Total revenues	**25,446**	25,112	24,680
Claims and expenses			
Claims and claim adjustment expenses	**16,276**	13,210	12,408
Amortization of deferred acquisition costs	**3,876**	3,802	3,813
General and administrative expenses	**3,556**	3,406	3,366
Interest expense	**386**	388	382
Total claims and expenses	**24,094**	20,806	19,969
Income before income taxes	**1,352**	4,306	4,711
Income tax expense (benefit)	**(74)**	1,090	1,089
Net income	**$ 1,426**	$ 3,216	$ 3,622
Net income per share			
Basic	**$ 3.40**	$ 6.69	$ 6.38
Diluted	**$ 3.36**	$ 6.62	$ 6.33
GAAP combined ratio			
Loss and loss adjustment expense ratio	**72.9%**	61.0%	57.3%
Underwriting expense ratio	**32.2**	32.2	31.9
GAAP combined ratio	**105.1%**	93.2%	89.2%
Incremental impact of direct to consumer initiative on GAAP combined ratio	**0.9%**	0.8%	0.5%

The following discussions of the Company's net income and segment operating income (loss) are presented on an after-tax basis. Discussions of the components of net income and segment operating income are presented on a pretax basis, unless otherwise noted. Discussions of earnings per common share are presented on a diluted basis.

Overview

Diluted net income per share of $3.36 in 2011 decreased by 49% from 2010, while net income of $1.43 billion decreased by 56% from 2010. The lower rate of decline in diluted net income per share reflected the impact of common share repurchases. The decline in net income in 2011 compared with 2010 primarily reflected a significant increase in catastrophe losses and lower net favorable prior year reserve development, along with lower underwriting margins excluding catastrophe losses and prior year reserve development ("underlying underwriting margins") related to earned pricing and loss cost trends, higher non-catastrophe weather-related losses, and lower net investment income and net realized investment gains. Catastrophe losses in 2011 and 2010 were $2.56 billion and $1.11 billion, respectively. Net favorable prior year reserve development in 2011 and 2010 was $715 million and $1.25 billion, respectively. Net income in 2011 benefited from a reduction in income tax expense of $104 million resulting from the favorable resolution of various prior year tax matters.

Diluted net income per share of $6.62 in 2010 increased by 5% over 2009, despite a decrease in reported net income, due to the favorable impact of common share repurchases. Net income of $3.22 billion in 2010 was $406 million lower than in 2009, primarily reflecting a significant increase in catastrophe losses, a modest decline in net favorable prior year reserve development and reduced underlying underwriting margins related to earned pricing and loss cost trends, partially offset by increases in net investment income and net realized investment gains. Net income in 2009 reflected a reduction in income tax expense of $89 million resulting from the favorable resolution of various prior year tax matters and an $87 million reduction in the estimate of property windpool assessments related to Hurricane Ike that had been recorded in general and administrative expenses in 2008. Catastrophe losses in 2010 and 2009 were $1.11 billion and $457 million, respectively. Net favorable prior year reserve development in 2010 and 2009 was $1.25 billion and $1.33 billion, respectively.

Revenues

Earned Premiums

Earned premiums of $22.09 billion in 2011 were $658 million, or 3%, higher than in 2010. In the Business Insurance segment, earned premiums in 2011 increased by 5% over 2010. In the Financial, Professional & International Insurance segment, earned premiums in 2011 decreased by 4% from 2010. In the Personal Insurance segment, earned premiums in 2011 increased by 3% over 2010.

Earned premiums of $21.43 billion in 2010 were $14 million, or less than 1%, higher than in 2009. In the Business Insurance segment, earned premiums in 2010 declined 2% from 2009. In the Financial, Professional & International Insurance segment, earned premiums in 2010 decreased by less than 1% from 2009. In the Personal Insurance segment, earned premiums in 2010 increased 3% over 2009.

Factors contributing to the changes in earned premiums in each segment in 2011 and 2010 compared with the respective prior year are discussed in more detail in the segment discussions that follow.

Net Investment Income

The following table sets forth information regarding the Company's investments.

(for the year ended December 31, in millions)	2011	2010	2009
Average investments(1)	**$70,471**	$71,637	$73,130
Pretax net investment income	**2,879**	3,059	2,776
After-tax net investment income	**2,330**	2,468	2,290
Average pretax yield(2)	**4.1%**	4.3%	3.8%
Average after-tax yield(2)	**3.3%**	3.4%	3.1%

(1) Excludes net unrealized investment gains and losses, net of tax, and reflects cash, receivables for investment sales, payables on investment purchases and accrued investment income.

(2) Excludes net realized investment gains and losses and net unrealized investment gains and losses.

Net investment income was $2.88 billion in 2011, $180 million, or 6%, lower than in 2010. Net investment income from fixed maturity investments of $2.54 billion in 2011 declined by $167 million compared with 2010, primarily resulting from lower long-term reinvestment yields available in the market, as well as lower average levels of fixed maturity invested assets due to the Company's common share repurchases. Net investment income generated by non-fixed maturity investments of $355 million in 2011 was $15 million lower than in 2010. The average pretax yield on the total investment portfolio was 4.1% in 2011, compared with 4.3% in 2010, reflecting the decline in both fixed maturity and non-fixed maturity investment income.

Net investment income was $3.06 billion in 2010, $283 million, or 10%, higher than in 2009. Non-fixed maturity investments generated net investment income of $370 million in 2010, compared with negative net investment income of $40 million in 2009. The increase in net investment income from non-fixed maturity investments in 2010 reflected improved investment market conditions. Investment income from fixed maturity investments in 2010 declined $112 million compared with 2009, primarily resulting from lower long-term reinvestment yields available in the market, as well as a lower average level of fixed maturity invested assets that reflected the impact of the Company's common share repurchases. The average pretax yield on the total investment portfolio was 4.3% in 2010, compared with 3.8% in 2009, reflecting the improvement in non-fixed maturity investment income.

Fee Income

The National Accounts market in the Business Insurance segment is the primary source of the Company's fee-based business. The changes in fee income in 2011 and 2010 compared with the respective prior years are described in the Business Insurance segment discussion that follows.

Net Realized Investment Gains

The following table sets forth information regarding the Company's net realized investment gains.

(for the year ended December 31, in millions)	2011	2010	2009
Net Realized Investment Gains			
Other-than-temporary impairment losses:			
Total gains (losses)	$ 30	$ 7	$(323)
Non-credit component of impairments recognized in accumulated other changes in equity from nonowner sources	(55)	(33)	65
Other-than-temporary impairment losses	(25)	(26)	(258)
Other net realized investment gains	80	290	275
Net realized investment gains	$ 55	$264	$ 17

In the second quarter of 2009, the Company adopted updated accounting guidance that changed the reporting of other-than-temporary impairments. See note 1 of notes to the Company's consolidated financial statements for a discussion of the impact of the adoption.

Other-Than-Temporary Impairment Losses on Investments—Investment impairments in 2011 and 2010 were not significant. In 2009, worldwide financial markets experienced significant disruptions, and the United States and many other countries experienced an economic downturn, resulting in heightened credit risks, reduced valuations of investments and decreased economic activity. These factors resulted in $258 million of other-than-temporary impairment losses in 2009. Impairments in the fixed maturity portfolio in 2009 were $169 million and included $81 million related to structured mortgage securities, $70 million related to various issuers' deteriorated financial position and $18 million with respect to securities that the Company either had the intent to sell or did not have the ability to assert an intention to hold until recovery in fair value. Equity impairments in 2009 were $79 million, the majority of which were related to issuers in the financial services industry. Impairments in 2009 also included $10 million related to other investments.

Other Net Realized Investment Gains—Other net realized investment gains in 2011 were $80 million, primarily driven by $52 million of net realized investment gains related to fixed maturity investments, $46 million of net realized investment gains related to equity securities and $41 million of net realized investment gains related to other investments, partially offset by net realized investment losses of $62 million associated with U.S. Treasury futures contracts (which require daily mark-to-market settlement and are used to shorten the duration of the Company's fixed maturity investment portfolio).

Other net realized investment gains in 2010 were $290 million, including a $205 million pretax gain resulting from the Company's sale of substantially all of its remaining common stock holdings in Verisk Analytics, Inc. (Verisk) for total proceeds of approximately $230 million as part of a secondary public offering of Verisk. The 2010 total also included $96 million of net realized investment gains related to fixed maturity investments and $25 million of net realized investment gains related to equity securities. These gains were partially offset by $30 million of net realized investment losses related to U.S. Treasury futures contracts.

Other net realized investment gains in 2009 were $275 million. In October 2009, the Company sold a portion of its common stock holdings in Verisk for total proceeds of approximately $184 million as part of the initial public offering of Verisk. The Company recorded a pretax realized investment gain of $159 million on this sale in 2009. Other net realized investment gains in 2009 also included $100 million of net realized investment gains related to fixed maturity investments, $23 million of net realized investment gains associated with the U.S. Treasury futures contracts and $23 million of net realized investment losses related to foreign exchange.

Other Revenues

Other revenues primarily consist of premium installment charges. In 2010, this category also included $60 million of expenses related to the Company's purchase and retirement of $885 million of its $1.0 billion 6.25% fixed-to-floating rate junior subordinated debentures.

Claims and Expenses

Claims and Claim Adjustment Expenses

Claims and claim adjustment expenses in 2011 were $16.28 billion, $3.07 billion, or 23%, higher than in 2010. The increase primarily reflected the significant increase in catastrophe losses, a decrease in net favorable prior year reserve development, the impact of loss cost trends and higher non-catastrophe weather-related losses. Catastrophe losses in 2011 and 2010 were $2.56 billion and $1.11 billion, respectively. Catastrophe losses in 2011 primarily resulted from numerous tornadoes, wind and hail storms and severe winter storms, as well as Hurricane Irene. Net favorable prior year reserve development in 2011 and 2010 was $715 million and $1.25 billion, respectively. With respect to net favorable prior year reserve development in 2011, accident years prior to and including 2009 experienced $1.10 billion of net favorable prior year reserve development, while the 2010 accident year experienced $383 million of net unfavorable prior year reserve development. Factors contributing to net favorable prior year reserve development are discussed in more detail in the segment discussions that follow.

Claims and claim adjustment expenses were $13.21 billion in 2010, $802 million, or 6%, higher than in 2009. The increase primarily reflected the significant increase in catastrophe losses, the modest decline in net favorable prior year reserve development and the impact of loss cost trends. Catastrophe losses in 2010 and 2009 were $1.11 billion and $457 million, respectively. Catastrophe losses in 2010 primarily resulted from several severe wind and hail storms, as well as severe winter storms and an earthquake in Chile. Catastrophe losses in 2009 primarily resulted from several wind and hail storms, as well as flooding. Net favorable prior year reserve development in 2010 and 2009 were $1.25 billion and $1.33 billion, respectively.

Amortization of Deferred Acquisition Costs

The amortization of deferred acquisition costs in 2011 was $3.88 billion, $74 million, or 2%, higher than in 2010. The amortization of deferred acquisition costs in 2010 was $3.80 billion, virtually level with the 2009 total. Changes in the amortization of deferred acquisition costs in both 2011 and 2010 were generally consistent with the changes in earned premiums as compared with the respective prior year.

General and Administrative Expenses

General and administrative expenses in 2011 were $3.56 billion, $150 million, or 4%, higher than in 2010. The increase in 2011 was primarily due to a higher level of state assessment expenses in the Business Insurance segment, increases in employee- and technology-related costs to enhance operations and support future business growth in the Financial, Professional & International Insurance segment and costs associated with the Company's direct to consumer initiative in the Personal Insurance segment.

General and administrative expenses in 2010 were $3.41 billion, $40 million, or 1%, higher than in 2009. The 2009 total included a reduction of $87 million in the estimate of property windpool assessments due to a decline in estimated insurance industry losses related to Hurricane Ike. Excluding that adjustment in 2009, general and administrative expenses in 2010 were $47 million, or 1%, lower than in 2009. The decline was concentrated in the Business Insurance segment, and was largely offset by higher expenses in the Personal Insurance segment resulting from the Company's direct to consumer initiative and in the Financial, Professional & International Insurance segment due to employee- and technology-related costs to enhance operations and support future business growth.

Hurricane-related property windpool assessments are levied on insurers periodically by state-created insurance and windstorm insurance entities such as Citizens Property Insurance Corporation in Florida, Louisiana Citizens Property Insurance Corporation and the Texas Windstorm Insurance Association. These assessments are levied on the insurers writing business in those states to fund the operating deficits of such entities during periods of significant storm activity. Hurricane-related assessments are reported as a component of "General and Administrative Expenses" as the amounts paid to such entities are not insured losses of the Company.

Interest Expense

Interest expense in 2011, 2010 and 2009 was $386 million, $388 million and $382 million, respectively. The increase in 2010 over 2009 primarily reflected a higher average level of debt outstanding in 2010.

Effective Tax Rate

The Company's effective tax rate was (5%), 25% and 23% in 2011, 2010 and 2009, respectively. The Company's income tax benefit of $74 million in 2011 primarily reflected the impact of tax-exempt investment income on the calculation of the Company's income tax provision. In addition, the income tax benefit in 2011 included the $104 million benefit resulting from the favorable resolution of various prior year tax matters recorded in the first quarter of 2011. The effective tax rate in 2009 also benefited from the favorable resolution of prior year tax matters. Excluding that benefit in 2009, the effective tax rates in 2010 and 2009 were virtually level.

GAAP Combined Ratios

The consolidated GAAP combined ratio of 105.1% in 2011 was 11.9 points higher than the consolidated GAAP combined ratio of 93.2% in 2010.

The consolidated loss and loss adjustment expense ratio of 72.9% in 2011 was 11.9 points higher than the loss and loss adjustment expense ratio of 61.0% in 2010. Catastrophe losses accounted for 11.6 points and 5.2 points of the 2011 and 2010 loss and loss adjustment expense ratios, respectively. Net favorable prior year reserve development provided 3.2 points and 5.8 points of benefit to the consolidated loss and loss adjustment expense ratio in 2011 and 2010, respectively. The consolidated loss and loss adjustment expense ratio excluding catastrophe losses and prior year reserve development in 2011 was 2.9 points higher than the 2010 ratio on the same basis, primarily reflecting the impact of loss cost trends and higher non-catastrophe weather-related losses.

The consolidated underwriting expense ratio of 32.2% in 2011 was level with the underwriting expense ratio in 2010.

The consolidated GAAP combined ratio of 93.2% in 2010 was 4.0 points higher than the consolidated GAAP combined ratio of 89.2% in 2009.

The consolidated loss and loss adjustment expense ratio of 61.0% in 2010 was 3.7 points higher than the loss and loss adjustment expense ratio of 57.3% in 2009. Catastrophe losses accounted for 5.2 points and 2.1 points of the 2010 and 2009 loss and loss adjustment expense ratios, respectively. Net favorable prior year reserve development provided 5.8 points and 6.2 points of benefit to the consolidated loss and loss adjustment expense ratio in 2010 and 2009, respectively. The consolidated loss and loss adjustment expense ratio excluding catastrophe losses and prior year reserve development in 2010 was 0.2 points higher than the 2009 ratio on the same basis, primarily reflecting the impact of loss cost trends.

The consolidated underwriting expense ratio of 32.2% in 2010 was 0.3 points higher than the 2009 consolidated underwriting expense ratio of 31.9%. The 2009 ratio reflected a 0.4 point benefit resulting from the reduction in the estimate of property windpool assessments related to Hurricane Ike. Excluding that factor in 2009, the consolidated underwriting expense ratio in 2010 was 0.1 points lower than in 2009.

Written Premiums

Consolidated gross and net written premiums were as follows:

(for the year ended December 31, in millions)	Gross Written Premiums		
	2011	**2010**	**2009**
Business Insurance	**$12,418**	$11,891	$12,098
Financial, Professional & International Insurance	**3,408**	3,534	3,713
Personal Insurance	**8,061**	7,877	7,474
Total	**$23,887**	$23,302	$23,285

(for the year ended December 31, in millions)	Net Written Premiums		
	2011	**2010**	**2009**
Business Insurance	**$11,340**	$10,857	$10,902
Financial, Professional & International Insurance	**3,102**	3,211	3,285
Personal Insurance	**7,745**	7,567	7,149
Total	**$22,187**	$21,635	$21,336

Gross and net written premiums in 2011 both increased by 3% over 2010. In 2010, gross written premiums increased by less than 1% over 2009, while net written premiums increased by 1%. Factors contributing to the changes in gross and net written premiums in each segment in 2011 and 2010 as compared with the respective prior year are discussed in more detail in the segment discussions that follow.

RESULTS OF OPERATIONS BY SEGMENT

Business Insurance

Results of the Company's Business Insurance segment were as follows:

(for the year ended December 31, in millions)	2011	2010	2009
Revenues:			
Earned premiums	**$11,327**	$10,766	$10,968
Net investment income	**2,041**	2,156	1,902
Fee income	**295**	285	306
Other revenues	**31**	28	42
Total revenues	**$13,694**	$13,235	$13,218
Total claims and expenses	**$12,206**	$10,157	$ 9,778
Operating income	**$ 1,354**	$ 2,301	$ 2,590
Loss and loss adjustment expense ratio	**73.1%**	59.1%	53.9%
Underwriting expense ratio	**31.6**	32.2	32.2
GAAP combined ratio	**104.7%**	91.3%	86.1%

Overview

Operating income of $1.35 billion in 2011 was $947 million, or 41%, lower than in 2010. The decrease in 2011 primarily reflected lower net favorable prior year reserve development and a significant increase in catastrophe losses, along with lower underlying underwriting margins related to earned pricing and loss cost trends, and lower net investment income. These factors were partially offset by an increase in business volumes and a $76 million benefit resulting from the favorable resolution of various prior year tax matters. Net favorable prior year reserve development was $245 million in 2011, compared with $901 million in 2010. Catastrophe losses in 2011 were $1.02 billion, compared with $437 million in 2010.

Operating income of $2.30 billion in 2010 was $289 million, or 11%, lower than in 2009. The decrease in 2010 primarily reflected a significant increase in catastrophe losses, a modest decline in net favorable prior year reserve development, lower underlying underwriting margins related to earned pricing and loss cost trends, partially offset by an increase in net investment income and a decline in general and administrative expenses. In addition, operating income in 2009 included a benefit of $42 million from the favorable resolution of various prior year tax matters and a $38 million reduction in the estimate of property windpool assessments related to Hurricane Ike. Catastrophe losses in 2010 were $437 million, compared with $176 million in 2009. Net favorable prior year reserve development was $901 million in 2010, compared with $1.03 billion in 2009.

Revenues

Earned Premiums

Earned premiums of $11.33 billion in 2011 were $561 million, or 5%, higher than in 2010, primarily reflecting the impact of an increase in net written premiums over the preceding twelve months. Earned premiums in 2011 also benefited from positive audit premium adjustments related to increased insured exposures for existing policyholders, compared with negative audit premium adjustments in 2010 related to decreased insured exposures for existing policyholders. In 2010, earned premiums of $10.77 billon were $202 million, or 2%, lower than in 2009, primarily reflecting reduced insured exposures due to lower levels of economic activity in 2010.

Net Investment Income

Net investment income of $2.04 billion in 2011 was $115 million, or 5%, lower than in 2010. In 2010, net investment income of $2.16 billion was $254 million, or 13% higher than in 2009. Refer to the "Net Investment Income" section of "Consolidated Results of Operations" herein for a discussion of the changes in the Company's net investment income in 2011 and 2010 as compared with the respective prior year. In addition, refer to note 2 of notes to the Company's consolidated financial statements herein for a discussion of the Company's net investment income allocation methodology.

Fee Income

National Accounts is the primary source of fee income due to its service businesses, which include claim and loss prevention services to large companies that choose to self-insure a portion of their insurance risks, as well as claims and policy management services to workers' compensation residual market pools. Fee income in 2011 increased by $10 million, or 4%, over 2010, driven by strong business retention rates coupled with higher serviced premium and claim volume in workers' compensation residual market pools. In 2010, fee income decreased $21 million, or 7%, from 2009, primarily reflecting lower new business volume due to lower levels of economic activity and lower serviced premium and claim volume due to the de-population of workers' compensation residual market pools. The decline in 2010 also reflected the impact of both lower claim volume and lower loss costs (as fees are based either on the number of claims serviced or as a percentage of losses) driven by workers' compensation reforms, as well as overall lower claim frequency and increased competition.

Claims and Expenses

Claims and Claim Adjustment Expenses

Claims and claim adjustment expenses in 2011 were $8.45 billion, $1.94 billion, or 30%, higher than in 2010. The increase in 2011 primarily reflected a significant decline in net favorable prior year reserve development and a significant increase in catastrophe losses, along with the impact of loss cost trends that included slightly higher than expected loss costs in the workers' compensation and commercial auto product lines. Net favorable prior year reserve development in 2011 was $245 million, compared with $901 million in 2010. Net favorable prior year reserve development in 2011 was primarily driven by better than expected loss development in the general liability product line (excluding increases to asbestos and environmental reserves discussed below), which was concentrated in excess coverages for accident years 2005-2008 and reflected what the Company believes are more favorable legal and judicial environments than what the Company previously expected, as well as better than expected loss development for the 2008 and 2009 accident years in the property product line. The workers' compensation line of business contributed slightly to net favorable prior year reserve development in 2011, as favorable reserve development for the 2003-2009 accident years was largely offset by net unfavorable reserve development for the 2010 accident year related to higher than expected loss frequency. These factors were partially offset by $175 million and $76 million increases to asbestos and environmental reserves in 2011, respectively (discussed in further detail in the "Asbestos Claims and Litigation" and "Environmental Claims and Litigation" sections herein), unfavorable prior year reserve development in the commercial multi-peril product line driven by higher than expected late reported hail claims from 2010 and unfavorable prior year reserve development in the commercial automobile product line that reflected worse than expected severity for the 2009-2010 accident years. Catastrophe losses in 2011 were $1.02 billion, compared with $437 million in 2010. Catastrophe losses in 2011 primarily resulted from winter storms and severe wind and hail storms throughout the United States, as well as Hurricane Irene.

Claims and claim adjustment expenses in 2010 were $6.50 billion, $467 million, or 8%, higher than in 2009. The increase in 2010 primarily reflected a significant increase in catastrophe losses, a modest decline in net favorable prior year reserve development and the impact of loss cost trends. Catastrophe losses in 2010 and 2009 were $437 million and $176 million, respectively. Catastrophe losses in 2010 primarily resulted from several severe wind and hail storms as well as severe winter storms. Net favorable prior year reserve development in 2010 and 2009 was $901 million and $1.03 billion, respectively. Net favorable prior year reserve development in 2010 was driven by better than expected loss development in the property, general liability (excluding increases to asbestos and environmental reserves discussed below) and workers' compensation product lines for multiple accident years, as well as in assumed reinsurance, which is in runoff. The property product line improvement primarily occurred in the 2008 and 2009 accident years as a result of better than expected loss development in Industry-Focused Underwriting and Target Risk Underwriting. The general liability product line improvement was concentrated in excess coverages for accident years 2006 and prior and reflected what the Company believes are more favorable legal and judicial environments than what the Company previously expected. Net favorable prior year reserve development in the workers' compensation product line was concentrated in accident years 2007 and prior and resulted from better than expected loss development. The improvement in assumed reinsurance resulted primarily from favorable resolutions of claims and disputes from accident years 2002 and prior. In addition, better than expected loss development in the Business Insurance segment in recent years resulted in a favorable re-estimation of reserves for unallocated loss adjustment expenses in 2010. The net favorable prior year reserve development in these product lines in 2010 was partially offset by $140 million and $35 million increases to asbestos and environmental reserves, respectively (discussed in further detail in the "Asbestos Claims and Litigation" and "Environmental Claims and Litigation" sections herein).

Net favorable prior year reserve development in 2009 of $1.03 billion was driven by better than expected loss development primarily concentrated in the general liability (excluding increases to asbestos and environmental reserves discussed below), commercial multi-peril, commercial automobile and commercial property product lines for recent accident years, reflecting greater reductions in frequency than the Company expected based upon long-term frequency trends that have been declining. The general liability and commercial multi-peril product lines experienced better than anticipated loss development that was attributable to several factors, including what the Company believes to be improved legal and judicial environments, as well as enhanced risk control, underwriting and claim process initiatives. The commercial automobile line of business experienced better than expected loss development that was attributable to what the Company believes to be more favorable legal and judicial environments than what the Company previously expected, claim handling initiatives and improvements in auto safety technology. The commercial property product line improvement primarily occurred in the 2007 and 2008 accident years as a result of better than expected loss development for certain large national property and inland marine exposures. In addition, the commercial property product line's 2005 accident year experience improved due to the litigation environment relating to, and ongoing claim settlements for, Hurricane Katrina. The net favorable prior year reserve development in these product lines in 2009 was partially offset by $185 million and $70 million increases to asbestos reserves and environmental reserves, respectively (discussed in more detail in the "Asbestos Claims and Litigation" and "Environmental Claims and Litigation" sections herein).

Amortization of Deferred Acquisition Expenses

The amortization of deferred acquisition costs in 2011 was $1.82 billion, $66 million, or 4%, higher than in 2010. The amortization of deferred acquisition costs in 2010 was $1.75 billion, $26 million, or 1%, lower than in 2009. The changes in both 2011 and 2010 were consistent with the changes in earned premiums compared to the respective prior year.

General and Administrative Expenses

General and administrative expenses in 2011 were $1.94 billion, $40 million, or 2%, higher than in 2010, primarily driven by a higher level of state assessment expenses related to workers' compensation business in New York, which more than offset an overall reduction in operating expenses.

General and administrative expenses in 2010 were $1.90 billion, $62 million, or 3%, lower than in 2009. The 2009 total included a $38 million reduction in the estimate of property windpool assessments related to Hurricane Ike. Adjusting for that reduction in 2009, general and administrative expenses in 2010 were $100 million, or 5%, lower than in 2009, driven by a decline in loss-based assessments that reflected the impact of favorable prior year reserve development and favorable rate changes, as well as a decline in employee-related expenses and a reduction in the amount of the Company's corporate advertising expense allocated to this segment resulting from a change in focus to the Personal Insurance segment's direct to consumer initiative in 2010.

GAAP Combined Ratios

The GAAP combined ratio of 104.7% in 2011 was 13.4 points higher than the GAAP combined ratio of 91.3% in 2010.

In 2011, the loss and loss adjustment expense ratio of 73.1% was 14.0 points higher than the 2010 ratio of 59.1%. Catastrophe losses in 2011 and 2010 accounted for 9.0 points and 4.1 points of the loss and loss adjustment expense ratio, respectively. Net favorable prior year reserve development provided 2.2 points and 8.4 points of benefit to the loss and loss adjustment expense ratio in 2011 and 2010, respectively. The loss and loss adjustment expense ratio in 2011 excluding catastrophe losses and prior year reserve development was 2.9 points higher than the 2010 ratio on the same basis, reflecting the impact of loss cost trends described above.

The underwriting expense ratio of 31.6% in 2011 was 0.6 points lower than the 2010 underwriting expense ratio, primarily reflecting the impact of higher earned premiums.

The GAAP combined ratio of 91.3% in 2010 was 5.2 points higher than the GAAP combined ratio of 86.1% in 2009.

In 2010, the loss and loss adjustment expense ratio of 59.1% was 5.2 points higher than the 2009 ratio of 53.9%. Catastrophe losses in 2010 and 2009 accounted for 4.1 points and 1.6 points of the loss and loss adjustment expense ratio, respectively. Net favorable prior year reserve development provided 8.4 points and 9.3 points of benefit to the loss and loss adjustment expense ratio in 2010 and 2009, respectively. The loss and loss adjustment expense ratio in 2010 excluding catastrophe losses and prior year reserve development was 1.8 points higher than the 2009 ratio on the same basis, reflecting the impact of loss cost trends described above.

The underwriting expense ratio of 32.2% in 2010 was level with the 2009 underwriting expense ratio. The underwriting expense ratio in 2009 included a 0.3 point benefit from the reduction in the estimate of windpool assessments described above. Adjusting for that factor in 2009, the underwriting expense ratio for 2010 was 0.3 points lower than the 2009 underwriting expense ratio. The improvement in the 2010 adjusted underwriting expense ratio reflected the decline in expenses described above.

Written Premiums

The Business Insurance segment's gross and net written premiums by market were as follows:

(for the year ended December 31, in millions)	Gross Written Premiums		
	2011	**2010**	**2009**
Select Accounts	**$ 2,830**	$ 2,758	$ 2,804
Commercial Accounts	**3,076**	2,753	2,687
National Accounts	**1,112**	1,111	1,321
Industry-Focused Underwriting	**2,473**	2,368	2,363
Target Risk Underwriting	**2,035**	2,008	2,014
Specialized Distribution	**886**	883	901
Total Business Insurance Core	**12,412**	11,881	12,090
Business Insurance Other	**6**	10	8
Total Business Insurance	**$12,418**	$11,891	$12,098

(for the year ended December 31, in millions)	Net Written Premiums		
	2011	**2010**	**2009**
Select Accounts	**$ 2,784**	$ 2,718	$ 2,756
Commercial Accounts	**2,890**	2,576	2,493
National Accounts	**782**	806	902
Industry-Focused Underwriting	**2,407**	2,299	2,279
Target Risk Underwriting	**1,587**	1,573	1,568
Specialized Distribution	**880**	872	889
Total Business Insurance Core	**11,330**	10,844	10,887
Business Insurance Other	**10**	13	15
Total Business Insurance	**$11,340**	$10,857	$10,902

In 2011, gross and net written premiums both increased by 4% over 2010. The increase in gross and net written premiums in 2011 was concentrated in Commercial Accounts and Industry-Focused Underwriting and, to a lesser extent, in Select Accounts. Gross and net written premiums were favorably impacted by positive audit premium adjustments in 2011, as compared with negative adjustments in 2010. Overall business retention rates remained strong in 2011 and were consistent with 2010. Both components of renewal premium changes—renewal rate changes and insured exposure growth—were positive in 2011 and improved over 2010. New business levels in 2011 declined modestly from 2010.

In 2010, gross and net written premiums decreased by 2% and less than 1%, respectively, from 2009. The difference in rates of decline between gross and net written premiums in 2010 was concentrated in National Accounts. A significant portion of gross written premiums for products offered by National Accounts is ceded to other insurers and residual market pools. As a result, the decline in gross written premiums did not have a proportional impact on net written premiums. The decline in gross and net written premiums in 2010 was driven in large part by lower levels of economic activity that impacted exposure changes at renewal, audit premium adjustments, policy endorsements and mid-term cancellations.

Select Accounts. Net written premiums of $2.78 billion in 2011 increased by 2% over 2010. Business retention rates remained strong and were consistent with 2010. Renewal premium changes, comprising both renewal rate changes and insured exposure growth, remained positive in 2011. Renewal premium changes in 2011 were level with 2010, as growth in renewal rate changes was offset by a lower level of insured exposure growth. New business volume in 2011 declined from 2010. Net written premiums of $2.72 billion in 2010 decreased 1% from 2009. Business retention rates in 2010 remained strong but were slightly lower than in 2009. Renewal premium changes remained positive in 2010 and increased over 2009, reflecting positive renewal rate changes and modest exposure growth. New business volume in 2010 declined compared with 2009, driven by lower business volumes from larger accounts where marketplace competition remained high.

Commercial Accounts. Net written premiums of $2.89 billion in 2011 increased by 12% over 2010. The increase was partially due to the benefit of positive audit premium adjustments, compared with negative adjustments in 2010. Business retention rates remained strong, decreasing slightly in 2011 compared with 2010. Renewal premium changes were positive in 2011 and increased over 2010, primarily driven by positive renewal rate changes. New business volume in 2011 declined slightly from 2010. Net written premiums of $2.58 billion in 2010 were 3% higher than in 2009. Business retention rates in 2010 remained strong and increased slightly over 2009. Renewal premium changes in 2010 were slightly positive, as positive renewal rate changes were largely offset by a modest decline in exposures that reflected the impact of general economic conditions. New business levels also increased over 2009.

National Accounts. Net written premiums of $782 million in 2011 decreased by 3% from 2010, primarily reflecting negative retrospective premium adjustments related to prior year policies. Business retention rates remained high in 2011 and increased slightly over 2010, while renewal premium changes in 2011 also increased over 2010. New business volume in 2011 declined slightly from 2010. Net written premiums of $806 million in 2010 were 11% lower than in 2009, reflecting reduced insurance exposures driven by lower levels of economic activity, lower prior year retrospective premium adjustments and the loss of a large account. Despite the loss of that account, business retention rates remained high in 2010.

Industry-Focused Underwriting. Net written premiums of $2.41 billion in 2011 increased by 5% over 2010, primarily driven by growth in Construction, Oil & Gas and Technology. Net written premiums of $2.30 billion in 2010 increased 1% over 2009. Premium growth in 2010 was concentrated in the Technology, Agribusiness and Oil & Gas business units.

Target Risk Underwriting. Net written premiums of $1.59 billion in 2011 increased slightly over 2010, as premium growth in Inland Marine and Excess Casualty was largely offset by a decline in National Property. Net written premiums of $1.57 billion in 2010 were slightly higher than in 2009, as premium growth in the Boiler & Machinery and Inland Marine business units was largely offset by a decline in National Property premium volume.

Specialized Distribution. Net written premiums of $880 million in 2011 increased slightly over 2010, driven by growth in the National Programs business unit. Net written premiums of $872 million in 2010 were 2% lower than in 2009, primarily driven by negative renewal premium changes in both the Northland and National Programs business units. Business retention rates in both business units increased over 2009.

Financial, Professional & International Insurance

Results of the Company's Financial, Professional & International Insurance segment were as follows:

(for the year ended December 31, in millions)	2011	2010	2009
Revenues:			
Earned premiums	**$3,174**	$3,317	$3,333
Net investment income	**414**	439	452
Fee income	**1**	2	—
Other revenues	**26**	27	27
Total revenues	**$3,615**	$3,785	$3,812
Total claims and expenses	**$2,738**	$2,920	$2,948
Operating income	**$ 647**	$ 620	$ 642
Loss and loss adjustment expense ratio	**46.4%**	50.9%	52.1%
Underwriting expense ratio	**39.4**	36.8	36.0
GAAP combined ratio	**85.8%**	87.7%	88.1%

Overview

Operating income of $647 million in 2011 was $27 million, or 4%, higher than operating income in 2010, primarily reflecting an increase in underwriting margins, partially offset by a decline in net investment income. The increase in underwriting margins was driven by higher net favorable prior year reserve development, declines in catastrophe and non-catastrophe weather-related losses and a $14 million benefit resulting from the favorable resolution of various prior year tax matters, partially offset by the impact of lower business volume, higher general and administrative expenses and a higher level of what the Company defines as large losses. Net favorable prior year reserve development in 2011 was $360 million, compared with $259 million in 2010. Catastrophe losses in 2011 were $55 million, compared with $82 million in 2010.

Operating income of $620 million in 2010 was $22 million, or 3%, lower than in 2009, primarily driven by increases in catastrophe losses, non-catastrophe weather-related losses, and general and administrative expenses, as well as lower business volumes, which were partially offset by an increase in net favorable prior year reserve development. Net favorable prior year reserve development in 2010 and 2009 was $259 million and $168 million, respectively. Catastrophe losses in 2010 and 2009 were $82 million and $3 million, respectively.

Revenues

Earned Premiums

Earned premiums of $3.17 billion in 2011 decreased by $143 million, or 4%, from 2010. The decline primarily reflected the impact of the termination of an exclusive broker relationship in the Republic of Ireland in the fourth quarter of 2010, lower construction surety premium volumes over the preceding twelve months, intentional underwriting actions undertaken in the Company's operations at Lloyd's intended to improve risk and reward (particularly in the catastrophe-exposed lines of business) and competitive market conditions. Earned premiums in 2011 benefited slightly from the favorable impact of foreign currency exchange rates. In addition, earned premiums in 2010 benefited from the impact of a reduction in surety reinsurance costs associated with prior year reinsurance treaties.

Earned premiums of $3.32 billion in 2010 were slightly lower than in 2009, primarily reflecting the impact of intentional underwriting actions taken and competitive market conditions in the Professional Liability business unit and in the Company's operation at Lloyd's. These factors were largely offset by lower reinsurance costs, the impact of changes in the structure of the Company's reinsurance during the first quarter of 2010 that modestly increased retentions to directionally align retentions in the Company's International business with its U.S. practices, and the favorable impact of foreign currency exchange rates.

Net Investment Income

Net investment income of $414 million in 2011 decreased by $25 million, or 6%, compared with 2010. In 2010, net investment income of $439 million declined by $13 million, or 3%, from 2009. Included in the Financial, Professional & International Insurance segment are certain legal entities whose invested assets and related net investment income are reported exclusively in this segment and not allocated among all business segments. As a result, reported net investment income in the Financial, Professional & International Insurance segment reflects a significantly smaller proportion of allocated net investment income, including that from the Company's non-fixed maturity investments that experienced a substantial increase in investment income in 2010. Refer to the "Net Investment Income" section of "Consolidated Results of Operations" herein for a discussion of the change in the Company's consolidated net investment income in 2011 and 2010 as compared with the respective prior years. In addition, refer to note 2 of notes to the Company's consolidated financial statements for a discussion of the Company's net investment income allocation methodology.

Claims and Expenses

Claims and Claim Adjustment Expenses

Claims and claim adjustment expenses in 2011 were $1.49 billion, $213 million, or 13%, lower than in 2010, primarily reflecting an increase in net favorable prior year reserve development, a decline in catastrophe losses, lower non-catastrophe weather-related losses and lower business volume, partially offset by a higher level of large losses. Net favorable prior year reserve development was $360 million and $259 million in 2011 and 2010, respectively. Both Bond & Financial Products and International contributed to the net favorable prior year reserve development in 2011. In Bond & Financial Products, net favorable development in 2011 primarily reflected better than expected results for accident years 2008 and prior for the contract surety business, and better than expected loss development for liability lines of business, driven by the fiduciary product for accident years 2008 and prior. In International, net favorable development in 2011 reflected better than expected loss development in Canada, primarily in the surety, directors and officers, and general liability lines of business for recent accident years and better than expected development in the Company's operation at Lloyd's in the aviation, kidnap & ransom, and property lines for recent accident years. Catastrophe losses in 2011 were $55 million, compared with $82 million in 2010. Catastrophe losses in 2011 included losses from floods in Thailand and an earthquake in Japan. Catastrophe losses in 2010 primarily resulted from an earthquake in Chile.

Claims and claim adjustment expenses in 2010 were $1.70 billion, $47 million, or 3%, lower than in 2009, primarily reflecting an increase in net favorable prior year reserve development, partially offset by increases in catastrophe losses and non-catastrophe weather-related losses. In addition, the 2009 total included an increase in reserves for a non-renewed professional liability program in the Republic of Ireland. Net favorable prior year reserve development was $259 million and $168 million in 2010 and 2009, respectively. In Bond & Financial Products, net favorable prior year reserve development in 2010 was driven by better than expected loss development in the surety and management liability lines of business due to lower than expected claim activity and loss severity in the 2008 and prior accident years. In International, the majority of net favorable prior year reserve development in 2010 occurred at the Company's operation at Lloyd's, in Canada and in the United Kingdom. Net favorable prior year reserve development in 2009 was driven by better than expected loss development in International, particularly in the United Kingdom and Canada. In addition, the Aviation and Property lines of business at Lloyd's experienced net favorable prior year reserve development in 2009. In Bond & Financial Products, better than expected loss development for the contract surety business within the fidelity and surety product line for recent accident years also resulted in net favorable prior year reserve development in 2009. Catastrophe losses in 2010 and 2009 were $82 million and $3 million, respectively.

Amortization of Deferred Acquisition Costs

The amortization of deferred acquisition costs was $603 million in 2011, $9 million, or 1%, lower than in 2010. The decrease in 2011 was less than the decrease in earned premiums, primarily due to the increase to earned premiums in 2010 as a result of a reduction in surety reinsurance costs associated with prior year reinsurance treaties. The amortization of deferred acquisition costs was $612 million in 2010, $10 million, or 2%, lower than in 2009, consistent with the decline in earned premiums when factoring in the impact on earned premiums in 2010 of the reduction in surety reinsurance costs associated with prior year reinsurance treaties.

General and Administrative Expenses

General and administrative expenses of $648 million in 2011 were $40 million, or 7%, higher than in 2010. General and administrative expenses of $608 million in 2010 were $29 million, or 5%, higher than the 2009 total of $579 million. The increases in both 2011 and 2010 primarily reflecting increases in employee- and technology-related costs in International to enhance operations and support future business growth.

GAAP Combined Ratios

The GAAP combined ratio of 85.8% in 2011 was 1.9 points lower than the GAAP combined ratio of 87.7% in 2010.

The loss and loss adjustment expense ratio of 46.4% in 2011 was 4.5 points lower than the 2010 ratio of 50.9%. Catastrophe losses in 2011 and 2010 accounted for 1.7 and 2.4 points of the loss and loss adjustment expense ratio, respectively. Net favorable prior year reserve development provided 11.3 points and 7.8 points of benefit to the loss and loss adjustment expense ratio in 2011 and 2010, respectively. The loss and loss adjustment expense ratio in 2011 excluding catastrophe losses and prior year reserve development was 0.3 points lower than the 2010 ratio on the same basis, reflecting the factors discussed above.

The underwriting expense ratio of 39.4% in 2011 was 2.6 points higher than the underwriting expense ratio of 36.8% in 2010. The increase in 2011 primarily reflected lower earned premium volumes in International and construction surety and the increase in general and administrative expenses discussed above.

The GAAP combined ratio of 87.7% in 2010 was 0.4 points lower than the GAAP combined ratio of 88.1% in 2009.

The loss and loss adjustment expense ratio of 50.9% in 2010 was 1.2 points lower than the 2009 ratio of 52.1%. Catastrophe losses in 2010 and 2009 accounted for 2.4 and 0.1 points of the loss and loss adjustment expense ratio, respectively. Net favorable prior year reserve development provided 7.8 points and 5.1 points of benefit, to the loss and loss adjustment expense ratio in 2010 and 2009, respectively. The loss and loss adjustment expense ratio in 2010 excluding catastrophe losses and prior year reserve development was 0.8 points lower than the 2009 ratio on the same basis, reflecting the factors discussed above.

The underwriting expense ratio of 36.8% in 2010 was 0.8 points higher than the underwriting expense ratio of 36.0% in 2009, primarily reflecting the increase in general and administrative expenses discussed above.

Written Premiums

Financial, Professional & International Insurance gross and net written premiums by market were as follows:

(for the year ended December 31, in millions)	Gross Written Premiums		
	2011	**2010**	**2009**
Bond & Financial Products	**$2,092**	$2,133	$2,262
International	**1,316**	1,401	1,451
Total Financial, Professional & International Insurance	**$3,408**	$3,534	$3,713

(for the year ended December 31, in millions)	Net Written Premiums		
	2011	**2010**	**2009**
Bond & Financial Products	**$1,953**	$1,981	$2,040
International	**1,149**	1,230	1,245
Total Financial, Professional & International Insurance	**$3,102**	$3,211	$3,285

Gross and net written premiums in 2011 decreased by 4% and 3%, respectively, compared with 2010. In 2010, gross and net written premiums decreased by 5% and 2%, respectively, compared with 2009.

Net written premiums of $1.95 billion in Bond & Financial Products in 2011 were $28 million, or 1%, lower than in 2010, reflecting lower construction surety premium volume due to the continued slowdown in construction spending, and disciplined underwriting. The decrease also reflected the impact of reductions in surety reinsurance costs in 2010 associated with prior year reinsurance treaties. Excluding the surety line of business, for which the following are not relevant measures, business retention rates in 2011 remained strong and were higher than in 2010. Renewal premium changes in 2011 were slightly positive (compared with slightly negative in 2010), as the modest growth in insured exposures exceeded negative renewal rate changes. New business volume in 2011 increased considerably over 2010.

Net written premiums of $1.98 billion in Bond & Financial Products in 2010 were $59 million, or 3% lower than in 2009, primarily reflecting the impact of underwriting actions taken and competitive market conditions in the Professional Liability and Public Company Liability business units. In addition, construction and commercial surety net written premium volume declined in 2010 compared with 2009, reflecting the impact of the economic downturn. These factors were partially offset by a reduction in reinsurance costs. Excluding the surety line of business, business retention rates in 2010 were strong and slightly higher than in 2009. Renewal premium changes in 2010 were negative, reflecting both a decline in renewal rate changes and reduced insured exposures due to intentional underwriting actions taken and lower levels of economic activity. New business volume in 2010 declined from 2009, which reflected increasingly competitive market conditions in 2010.

Net written premiums of $1.15 billion in International in 2011 were $81 million, or 7%, lower than in 2010, primarily reflecting the Company's withdrawal from personal insurance business in the Republic of Ireland during the preceding twelve months. Excluding the surety line of business, business retention rates in 2011 declined from 2010, primarily as a result of the Company's withdrawal from personal insurance business in the Republic of Ireland. New business volume in International in 2011 decreased from 2010, primarily reflecting the Company's withdrawal from personal insurance business in the Republic of Ireland and intentional underwriting actions in the Company's operations at Lloyd's. Renewal premium changes in 2011 were flat in 2011 (compared with slightly positive in 2010), as positive renewal rate changes were offset by a decline in insured exposures.

Net written premiums of $1.23 billion in International in 2010 were $15 million, or 1%, lower than in 2009, primarily reflecting the impact of intentional underwriting actions and competitive market conditions. Those factors were largely offset by changes in the structure of the Company's reinsurance that modestly increased retentions to directionally align retentions in the Company's International business with its U.S. practices, as well as the favorable impact of foreign currency exchange rates. In late 2008, the Company commenced an exclusive relationship with a broker in the Republic of Ireland that significantly increased the 2009 volume of personal automobile coverage written and also resulted in the Company writing personal household coverages. The Company ceased writing business through this relationship in the fourth quarter of 2010. Excluding the surety line of business, retention rates in 2010 declined from 2009. New business volume also declined in 2010, primarily due to intentional underwriting actions and the termination of a broker relationship in the Republic of Ireland. Renewal premium changes were slightly positive in 2010, driven by positive renewal rate changes, partially offset by reduced insured exposures.

Personal Insurance

Results of the Company's Personal Insurance segment were as follows:

(for the year ended December 31, in millions)	2011	2010	2009
Revenues:			
Earned premiums	**$7,589**	$7,349	$7,117
Net investment income	**424**	464	422
Other revenues	**70**	75	84
Total revenues	**$8,083**	$7,888	$7,623
Total claims and expenses	**$8,708**	$7,314	$6,824
Operating income (loss)	**$ (332)**	$ 440	$ 601
Loss and loss adjustment expense ratio	**83.5%**	68.1%	65.0%
Underwriting expense ratio	**30.1**	30.2	29.6
GAAP combined ratio	**113.6%**	98.3%	94.6%
Incremental impact of direct to consumer initiative on GAAP combined ratio	**2.5%**	2.2%	1.7%

Overview

An operating loss of ($332) million in 2011 compared with operating income of $440 million in 2010. This decline in operating income was primarily driven by a significant increase in catastrophe losses, along with lower underlying underwriting margins related to earned pricing and loss cost trends, higher than expected non-catastrophe weather-related losses, lower net investment income and an increase in expenses related to the Company's direct to consumer initiative. These factors were partially offset by the favorable impact of increased business volumes, an increase in net favorable prior year reserve development and a $10 million benefit resulting from the favorable resolution of various prior year tax matters. Catastrophe losses in 2011 were $1.49 billion, compared with $594 million in 2010. Net favorable prior year reserve development in 2011 was $110 million, compared with $87 million in 2010.

In 2010, operating income of $440 million was $161 million, or 27%, lower than in 2009. The decline primarily reflected the significant increase in catastrophe losses, a decline in net favorable prior year reserve development and an increase in expenses related to the Company's direct to consumer initiative. These factors were partially offset by increases in net investment income and business volume, the favorable impact of earned pricing and loss cost trends, as well as a reduction in non-catastrophe weather-related losses. In addition, operating income in 2009 included a $48 million reduction in the estimate of property windpool assessments related to Hurricane Ike that had been recorded in general and administrative expenses in 2008. Catastrophe losses in 2010 and 2009 were $594 million and $278 million, respectively. Net favorable prior year reserve development in 2010 and 2009 was $87 million and $135 million, respectively.

Revenues

Earned Premiums

Earned premiums of $7.59 billion in 2011 were $240 million, or 3%, higher than in 2010. Earned premiums of $7.35 billion in 2010 were $232 million, or 3%, higher than in 2009. The increases in both years primarily reflected an increase in net written premiums over the preceding twelve months.

Net Investment Income

Net investment income of $424 million in 2011 decreased by $40 million, or 9%, from 2010. In 2010, net investment income of $464 million increased by $42 million, or 10%, over 2009. Refer to the "Net Investment Income" section of "Consolidated Results of Operations" herein for a discussion of the change in the Company's net investment income in 2011 and 2010 as compared with the respective prior year. In addition, refer to note 2 of notes to the Company's consolidated financial statements for a discussion of the Company's net investment income allocation methodology.

Claims and Expenses

Claims and Claim Adjustment Expenses

Claims and claim adjustment expenses of $6.34 billion in 2011 were $1.34 billion, or 27%, higher than in 2010. The increase primarily reflected the significant increase in catastrophe losses, along with the impact of loss cost trends, higher than expected non-catastrophe weather-related losses and higher business volumes. These factors were partially offset by an increase in net favorable prior year reserve development. Catastrophe losses in 2011 and 2010 were $1.49 billion and $594 million, respectively. Catastrophe losses in 2011 included the impact of multiple tornadoes and hail storms, primarily in the Midwest and Southeast regions of the United States, as well as Hurricane Irene. Catastrophe losses in 2010 resulted from several severe wind and hail storms. Net favorable prior year reserve development in 2011 and 2010 was $110 million and $87 million, respectively. The 2011 total was driven by better than expected loss development related to catastrophe losses incurred in the first half of 2010, as well as better than expected loss development in the 2006-2010 accident years for the umbrella line of business in the Homeowners and Other product line, partially offset by worse than expected loss development in the Automobile product line for the 2007-2010 accident years.

Claims and claim adjustment expenses in 2010 were $5.01 billion, $382 million, or 8%, higher than in 2009. The total in 2010 reflected the significant increase in catastrophe losses, the reduction in net favorable prior year reserve development and increased business volume, partially offset by a decline in non-catastrophe weather-related losses and improved loss cost trends. Catastrophe losses in 2010 and 2009 were $594 million and $278 million, respectively. Catastrophe losses in 2009 primarily resulted from several wind and hail storms, as well as flooding. Net favorable prior year reserve development in 2010 and 2009 was $87 million and $135 million, respectively. Net favorable prior year reserve development in 2010 was concentrated in the Homeowners and Other product line, primarily driven by favorable loss development in the 2008 and prior accident years, primarily for the umbrella line of business, partially offset by unfavorable loss development in the 2009 accident year for the homeowners line of business that was driven by higher than anticipated late-reported claims related to storms in

2009. Net favorable prior year reserve development in 2009 primarily reflected favorable loss development related to Hurricanes Ike and Katrina, as well as the 2007 California wildfires.

Amortization of Deferred Acquisition Costs

The amortization of deferred acquisition costs was $1.46 million in 2011, $17 million, or 1%, higher than in 2010. The increase in 2011 was less than the increase in earned premiums, primarily reflecting an increase in the number of agents reverting to a contingent commission compensation program (the costs of which are classified in "general and administrative expenses") from a fixed-value compensation program (the costs of which are classified in "amortization of deferred acquisition costs"). The amortization of deferred acquisition costs in 2010 was $1.44 billion, $25 million, or 2%, higher than in 2009. The increase in 2010 was consistent with the increase in earned premiums.

General and Administrative Expenses

General and administrative expenses of $908 million in 2011 were $41 million, or 5%, higher than in 2010. The increase in 2011 was primarily driven by costs associated with the Company's direct to consumer initiative, as well as the increase in contingent commission expense due to the increase in the number of agents reverting to a contingent commission compensation program. The cost of the contingent commission program is not subject to deferred acquisition cost accounting treatment and, therefore, is expensed as incurred.

General and administrative expenses of $867 million in 2010 were $83 million, or 11%, higher than in 2009. The total in 2009 reflected a $48 million reduction in the estimate of property windpool assessments related to Hurricane Ike, which occurred in 2008. Adjusting for the impact of the reduction in windpool assessments in 2009, general and administrative expenses in 2010 increased $35 million, or 4%, over 2009, primarily reflecting growth in business volume and continued costs supporting business growth and product development, including the Company's direct to consumer initiative.

GAAP Combined Ratio

The GAAP combined ratio of 113.6% in 2011 was 15.3 points higher than the GAAP combined ratio of 98.3% in 2010.

The loss and loss adjustment expense ratio of 83.5% in 2011 was 15.4 points higher than the 2010 ratio of 68.1%. Catastrophe losses accounted for 19.6 and 8.1 points of the loss and loss adjustment expense ratio in 2011 and 2010, respectively. Net favorable prior year reserve development provided 1.5 points and 1.2 points of benefit to the loss and loss adjustment expense ratio in 2011 and 2010, respectively. The 2011 loss and loss adjustment expense ratio excluding catastrophe losses and prior year reserve development was 4.2 points higher than the 2010 ratio on the same basis, primarily reflecting the impact of higher non-catastrophe weather-related losses.

The underwriting expense ratio of 30.1% in 2011 was 0.1 points lower than the underwriting expense ratio of 30.2% in 2010. The slight decline in the underwriting expense ratio for 2011 compared with 2010 reflected growth in earned premiums and increases in costs associated with the Company's direct to consumer initiative, the impacts of which were largely offsetting.

The GAAP combined ratio of 98.3% in 2010 was 3.7 points higher than the GAAP combined ratio of 94.6% in 2009.

The loss and loss adjustment expense ratio of 68.1% in 2010 was 3.1 points higher than the 2009 ratio of 65.0%. Catastrophe losses accounted for 8.1 and 3.9 points of the loss and loss adjustment expense ratio in 2010 and 2009, respectively. Net favorable prior year reserve development provided 1.2 points and 1.9 points of benefit to the loss and loss adjustment expense ratio in 2010 and 2009, respectively. The 2010 loss and loss adjustment expense ratio excluding catastrophe losses and prior year reserve development was 1.8 points lower than the 2009 ratio on the same basis, primarily reflecting lower non-catastrophe weather-related losses.

The underwriting expense ratio of 30.2% in 2010 was 0.6 points higher than the underwriting expense ratio of 29.6% in 2009. The 2009 underwriting expense ratio included a 0.7 point benefit from the reduction in the estimate of windpool assessments described above.

Agency Written Premiums

Gross and net written premiums by product line were as follows for the Personal Insurance segment's Agency business, which comprises business written through agents, brokers and other intermediaries and represents almost all of the segment's gross and net written premiums:

	Gross Written Premiums		
(for the year ended December 31, in millions)	**2011**	**2010**	**2009**
Agency Automobile	**$3,706**	$3,720	$3,610
Agency Homeowners and Other	**4,221**	4,060	3,809
Total Agency Personal Insurance	**$7,927**	$7,780	$7,419

	Net Written Premiums		
(for the year ended December 31, in millions)	**2011**	**2010**	**2009**
Agency Automobile	**$3,688**	$3,698	$3,586
Agency Homeowners and Other	**3,923**	3,772	3,508
Total Agency Personal Insurance	**$7,611**	$7,470	$7,094

In 2011, gross and net Agency written premiums both increased 2% over the respective totals in 2010. Gross and net Agency written premiums in 2010 both increased 5% over the respective totals in 2009.

In the Agency Automobile line of business, net written premiums in 2011 were slightly lower than in 2010. Business retention rates remained strong, while new business levels in 2011 were lower than in 2010. Renewal premium changes remained positive in 2011 and increased over 2010. In 2010, net written premiums in the Agency Automobile line of business increased 3% over 2009, primarily reflecting the impact of the introduction of twelve-month policy terms in certain markets in 2010. Excluding the impact of the change in policy terms in 2010, Agency Automobile net written premiums were virtually level with 2009. Business retention rates in 2010 remained strong and new business levels increased over 2009. Renewal premium changes were positive in 2010 but declined slightly from 2009.

In the Agency Homeowners and Other line of business, net written premiums in 2011 were 4% higher than in 2010. Business retention rates remained strong, while new business levels in 2011 were lower than in 2010. Renewal premium changes in 2011 remained positive and increased slightly over 2010. In 2010, net written premiums in the Agency Homeowners and Other line of business increased 8% over 2009, primarily driven by increases in renewal premium changes, business retention rates and new business levels.

For its Agency business, the Personal Insurance segment had approximately 7.7 million and 7.6 million active policies at December 31, 2011 and 2010, respectively. In the Agency Automobile line of business, active policies at December 31, 2011 were level with the same date in 2010. Active policies in the Agency Homeowners and Other line of business at December 31, 2011 grew by 1% over the same date in 2010.

Interest Expense and Other

(for the year ended December 31, in millions)	2011	2010	2009
Operating loss	**$(279)**	$(318)	$(233)

The operating loss for Interest Expense and Other in 2011 was $39 million lower than in 2010, primarily reflecting $39 million of expenses related to the Company's purchase and retirement of a significant portion of its 6.25% fixed-to-floating rate junior subordinated debentures in 2010. After-tax interest expense in 2011 and 2010 was $251 million and $252 million, respectively. The $85 million increase in operating loss for Interest Expense and Other in 2010 compared with 2009 primarily reflected the $39 million of expenses referred to above. The operating loss in 2010 also included a $12 million increase in tax expense associated with recent federal health care legislation and an increase in interest expense. In addition, the operating loss in 2009 included a benefit of $28 million from the favorable resolution of various prior year tax matters. After-tax interest expense in 2010 was $252 million, compared with $248 million in 2009.

ASBESTOS CLAIMS AND LITIGATION

The Company believes that the property and casualty insurance industry has suffered from court decisions and other trends that have expanded insurance coverage for asbestos claims far beyond the original intent of insurers and policyholders. The Company continues to receive a significant number of asbestos claims from the Company's policyholders (which includes others seeking coverage under a policy), including claims against the Company's policyholders by individuals who do not appear to be impaired by asbestos exposure. Factors underlying these claim filings include intensive advertising by lawyers seeking asbestos claimants and the focus by plaintiffs on previously peripheral defendants. The focus on these defendants is primarily the result of the number of traditional asbestos defendants who have sought bankruptcy protection in previous years. In addition to contributing to the overall number of claims, bankruptcy proceedings may increase the volatility of asbestos-related losses by initially delaying the reporting of claims and later by significantly accelerating and increasing loss payments by insurers, including the Company. The bankruptcy of many traditional defendants has also caused increased settlement demands against those policyholders who are not in bankruptcy but that remain in the tort system. Currently, in many jurisdictions, those who allege very serious injury and who can present credible medical evidence of their injuries are receiving priority trial settings in the courts, while those who have not shown any credible disease manifestation are having their hearing dates delayed or placed on an inactive docket. This trend of prioritizing claims involving credible evidence of injuries, along with the focus on previously peripheral defendants, contributes to the claims and claim adjustment expense payments experienced by the Company. The Company's asbestos-related claims and claim adjustment expense experience also has been impacted by the unavailability of other insurance sources potentially available to policyholders, whether through exhaustion of policy limits or through the insolvency of other participating insurers.

The Company continues to be involved in coverage litigation concerning a number of policyholders, some of whom have filed for bankruptcy, who in some instances have asserted that all or a portion of their asbestos-related claims are not subject to aggregate limits on coverage. In these instances, policyholders also may assert that each individual bodily injury claim should be treated as a separate occurrence under the policy. It is difficult to predict whether these policyholders will be successful on both issues. To the extent both issues are resolved in a policyholder's favor and other Company defenses are not successful, the Company's coverage obligations under the policies at issue would be materially increased and bounded only by the applicable per-occurrence limits and the number of asbestos bodily injury claims against the policyholders. Accordingly, although the Company has seen a moderation in the overall risk associated with these lawsuits, it remains difficult to predict the ultimate cost of these claims.

Many coverage disputes with policyholders are only resolved through settlement agreements. Because many policyholders make exaggerated demands, it is difficult to predict the outcome of settlement negotiations. Settlements involving bankrupt policyholders may include extensive releases which are favorable to the Company but which could result in settlements for larger amounts than originally anticipated. There also may be instances where a court may not approve a proposed settlement, which may result in additional litigation and potentially less beneficial outcomes for the Company. As in the past, the Company will continue to pursue settlement opportunities.

In addition to claims against policyholders, proceedings have been launched directly against insurers, including the Company, by individuals challenging insurers' conduct with respect to the handling of past asbestos claims and by individuals seeking damages arising from alleged asbestos-related bodily injuries. It is possible that the filing of other direct actions against insurers, including the Company, could be made in the future. It is difficult to predict the outcome of these proceedings, including whether the plaintiffs will be able to sustain these actions against insurers based on novel legal theories of liability. The Company believes it has meritorious defenses to these claims and has received favorable rulings in certain jurisdictions.

Travelers Property Casualty Corp. (TPC), a wholly-owned subsidiary of the Company, had entered into settlement agreements, which are subject to a number of contingencies, in connection with a number of these direct action claims. For a full discussion of these settlement agreements, including subsequent appeals and court decisions that have delayed their implementation, see the "Asbestos Direct Action Litigation" section of note 15 of notes to the consolidated financial statements.

Because each policyholder presents different liability and coverage issues, the Company generally reviews the exposure presented by each policyholder at least annually. Among the factors which the Company may consider in the course of this review are: available insurance coverage, including the role of any umbrella or excess insurance the Company has issued to the policyholder; limits and deductibles; an analysis of the policyholder's potential liability; the jurisdictions involved; past and anticipated future claim activity and loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expense; potential role of other insurance; the role, if any, of non-asbestos claims or potential non-asbestos claims in any resolution process; and applicable coverage defenses or determinations, if any, including the determination as to whether or not an asbestos claim is a products/completed operation claim subject to an aggregate limit and the available coverage, if any, for that claim.

The Company's quarterly asbestos reserve reviews include an analysis of exposure and claim payment patterns by policyholder category, as well as recent settlements, policyholder bankruptcies, judicial rulings and legislative actions. The Company also analyzes developing payment patterns among policyholders in the Home Office, Field Office and Assumed Reinsurance and Other categories as well as projected reinsurance billings and recoveries. In addition, the Company reviews its historical gross and net loss and expense paid experience, year-by-year, to assess any emerging trends, fluctuations, or characteristics suggested by the aggregate paid activity. Conventional actuarial methods are not utilized to establish asbestos reserves nor have the Company's evaluations resulted in any way of determining a meaningful average asbestos defense or indemnity payment.

In the third quarter of 2011, the Company completed its annual in-depth asbestos claim review and noted the following trends:

- continued high level of litigation activity involving individuals alleging serious asbestos-related illness;
- an increase in severity for certain policyholders as a result of the continued high level of litigation activity;
- stable payment patterns for a significant proportion of policyholders;

- a further decrease in the number of large asbestos exposures confronting the Company due to additional settlement activity;
- continued moderate level of asbestos-related bankruptcy activity; and
- the absence of new theories of liability or new classes of defendants.

While the Company believes that over the past several years there has been a reduction in the volatility associated with the Company's overall asbestos exposure, there nonetheless remains a high degree of uncertainty with respect to future exposure from asbestos claims.

As in prior years, the annual claim review considered active policyholders and litigation cases for potential product and "non-product" liability. While the Home Office and Field Office categories, which account for the vast majority of policyholders with active asbestos-related claims, experienced a slight reduction in the number of policyholders with open asbestos claims compared with the prior year period, gross asbestos-related payments in these categories increased slightly in 2011 compared with 2010. Payments on behalf of policyholders in these categories continue to be influenced by the high level of litigation activity in a limited number of jurisdictions where individuals alleging serious asbestos-related injury continue to target previously peripheral defendants.

The completion of these reviews and analyses in 2011 and 2010 resulted in $175 million and $140 million increases, respectively, in the Company's net asbestos reserves, primarily driven by increases in the Company's estimate of projected settlement and defense costs related to a broad number of policyholders and higher projected payments on assumed reinsurance accounts. The increase in the estimate of projected settlement and defense costs resulted from recent payment trends being moderately higher than previously anticipated due to the impact of the current litigation environment discussed above. Notwithstanding these trends, the Company's overall view of the underlying asbestos environment is essentially unchanged from recent periods. The increase in 2010 also reflected increases in costs of litigating asbestos-related coverage matters and was partially offset by a $70 million benefit from the reduction in the allowance for uncollectible reinsurance resulting from a favorable ruling related to a reinsurance dispute. In 2009, the Company recorded a $185 million increase in asbestos reserves, primarily driven by a slight increase in the Company's assumption for projected defense costs related to many policyholders.

Net asbestos losses paid in 2011, 2010 and 2009 were $284 million, $350 million and $341 million, respectively. The decrease in gross and net paid losses in 2011 primarily resulted from completing, during 2010, the final installment payments on a previously reserved settlement. Approximately 19%, 32% and 41% of total net paid losses in 2011, 2010 and 2009, respectively, related to policyholders with whom the Company had entered into settlement agreements limiting the Company's liability.

The Company categorizes its asbestos reserves as follows:

	Number of Policyholders		Total Net Paid		Net Asbestos Reserves	
(at and for the year ended December 31, $ in millions)	**2011**	**2010**	**2011**	**2010**	**2011**	**2010**
Policyholders with settlement agreements	**15**	17	**$ 54**	$112	**$ 588**	$ 583
Home office and field office	**1,616**	1,705	**199**	209	**1,660**	1,778
Assumed reinsurance and other	**—**	—	**31**	29	**191**	187
Total	**1,631**	1,722	**$284**	$350	**$2,439**	$2,548

The "policyholders with settlement agreements" category includes structured settlements, coverage in place arrangements and, with respect to TPC, Wellington accounts. Reserves are based on the expected payout for each policyholder under the applicable agreement. Structured settlements are arrangements under which policyholders and/or plaintiffs agree to fixed financial amounts to be paid at scheduled times. Included in this category are TPC's reserves for the settlements of the Statutory and Hawaii Actions and the Common Law Claims, which are described in the "Asbestos Direct Action Litigation" section of note 15 of notes to the consolidated financial statements. Coverage in place arrangements represent agreements with policyholders on specified amounts of coverage to be provided. Payment obligations may be subject to annual maximums and are only made when valid claims are presented. Wellington accounts refer to the 35 defendants that are parties to a 1985 agreement settling certain disputes concerning insurance coverage for their asbestos claims. Many of the aspects of the Wellington agreement are similar to those of coverage in place arrangements in which the parties have agreed on specific amounts of coverage and the terms under which the coverage can be accessed.

The "home office and field office" category relates to all other policyholders and also includes unallocated IBNR reserves and reserves for the costs of defending asbestos-related coverage litigation. Policyholders are identified for the annual home office review based upon, among other factors: a combination of past payments and current case reserves in excess of a specified threshold (currently $100,000), perceived level of exposure, number of reported claims, products/completed operations and potential "non-product" exposures, size of policyholder and geographic distribution of products or services sold by the policyholder. In addition to IBNR amounts contained in the reserves for "home office and field office" policyholders and the costs of litigating asbestos coverage matters, the Company has established a reserve for further adverse development related to existing policyholders, new claims from policyholders reporting claims for the first time and policyholders for which there is, or may be, litigation and direct actions against the Company. The "assumed reinsurance and other" category primarily consists of reinsurance of excess coverage, including various pool participations.

On January 29, 2009, the Company and PPG Industries, Inc ("PPG"), along with approximately 30 other insurers of PPG, agreed in principle to an agreement to settle asbestos-related coverage litigation under insurance policies issued to PPG. The tentative settlement agreement has been incorporated into the Modified Third Amended Plan of Reorganization ("Amended Plan") proposed as part of the Pittsburgh Corning Corp. ("PCC", which is 50% owned by PPG) bankruptcy proceeding. Pursuant to the proposed Amended Plan, which was filed on January 30, 2009, PCC, along with enumerated other companies (including PPG as well as the Company as a participating insurer), are to receive protections afforded by Section 524(g) of the Bankruptcy Code from certain asbestos-related bodily injury claims. Under the agreement in principle, the Company has the option to make a series of payments over the next 20 years totaling approximately $620 million to the Trust to be created under the Amended Plan, or it may elect to make a one-time discounted payment, which, as of March 31, 2012, would total approximately $468 million (approximately $439 million after reinsurance). The agreement in principle with PPG is subject to numerous contingencies, including final court approval of the Amended Plan, and the Company has no obligation to make the settlement payment until all contingencies are satisfied. The Company's obligations under this agreement in principle are included in the "home office and field office" category in the preceding table.

The following table displays activity for asbestos losses and loss expenses and reserves:

(at and for the year ended December 31, in millions)	2011	2010	2009
Beginning reserves:			
Direct	**$2,941**	$3,097	$3,299
Ceded	**(393)**	(339)	(385)
Net	**2,548**	2,758	2,914
Incurred losses and loss expenses:			
Direct	**195**	262	185
Ceded	**(20)**	(122)	—
Net	**175**	140	185
Losses paid:			
Direct	**356**	418	387
Ceded	**(72)**	(68)	(46)
Net	**284**	350	341
Ending reserves:			
Direct	**2,780**	2,941	3,097
Ceded	**(341)**	(393)	(339)
Net	**$2,439**	$2,548	$2,758

See "—Uncertainty Regarding Adequacy of Asbestos and Environmental Reserves."

ENVIRONMENTAL CLAIMS AND LITIGATION

The Company continues to receive claims from policyholders who allege that they are liable for injury or damage arising out of their alleged disposition of toxic substances. Mostly, these claims are due to various legislative as well as regulatory efforts aimed at environmental remediation. For instance, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), enacted in 1980 and later modified, enables private parties as well as federal and state governments to take action with respect to releases and threatened releases of hazardous substances. This federal statute permits the recovery of response costs from some liable parties and may require liable parties to undertake their own remedial action. Liability under CERCLA may be joint and several with other responsible parties.

The Company has been, and continues to be, involved in litigation involving insurance coverage issues pertaining to environmental claims. The Company believes that some court decisions have interpreted the insurance coverage to be broader than the original intent of the insurers and policyholders. These decisions often pertain to insurance policies that were issued by the Company prior to the mid-1980s. These decisions continue to be inconsistent and vary from jurisdiction to jurisdiction. Environmental claims when submitted rarely indicate the monetary amount being sought by the claimant from the policyholder, and the Company does not keep track of the monetary amount being sought in those few claims which indicate a monetary amount.

The resolution of environmental exposures by the Company generally occurs by settlement on a policyholder-by-policyholder basis as opposed to a claim-by-claim basis. Generally, the Company strives to extinguish any obligations it may have under any policy issued to the policyholder for past, present and future environmental liabilities and extinguish any pending coverage litigation dispute with the policyholder. This form of settlement is commonly referred to as a "buy-back" of policies for future environmental liability. In addition, many of the agreements have also extinguished any insurance obligation which the Company may have for other claims, including but not limited to asbestos and other cumulative injury claims. The Company and its policyholders may also agree to settlements which extinguish any liability arising from known specified sites or claims. Where appropriate, these agreements also include indemnities and hold harmless provisions to protect the Company. The Company's general purpose in executing these agreements is to reduce the Company's potential environmental exposure and eliminate the risks presented by coverage litigation with the policyholder and related costs.

In establishing environmental reserves, the Company evaluates the exposure presented by each policyholder and the anticipated cost of resolution, if any. In the course of this analysis, the Company generally considers the probable liability, available coverage, relevant judicial interpretations and historical value of similar exposures. In addition, the Company considers the many variables presented, such as: the nature of the alleged activities of the policyholder at each site; the number of sites; the total number of potentially responsible parties at each site; the nature of the alleged environmental harm and the corresponding remedy at each site; the nature of government enforcement activities at each site; the ownership and general use of each site; the overall nature of the insurance relationship between the Company and the policyholder, including the role of any umbrella or excess insurance the Company has issued to the policyholder; the involvement of other insurers; the potential for other available coverage, including the number of years of coverage; the role, if any, of non-environmental claims or potential non-environmental claims in any resolution process; and the applicable law in each jurisdiction. The evaluation of the exposure presented by a policyholder can change as information concerning that policyholder and the many variables presented is developed. Conventional actuarial techniques are not used to estimate these reserves.

In its review of environmental reserves, the Company considers: past settlement payments; changing judicial and legislative trends; its reserves for the costs of litigating environmental coverage matters; the potential for policyholders with smaller exposures to be named in new clean-up actions for both on- and off-site waste disposal activities; the potential for adverse development; the potential for additional new claims beyond previous expectations; and the potential higher costs for new settlements.

The duration of the Company's investigation and review of these claims and the extent of time necessary to determine an appropriate estimate, if any, of the value of the claim to the Company vary significantly and are dependent upon a number of factors. These factors include, but are not limited to, the cooperation of the policyholder in providing claim information, the pace of underlying litigation or claim processes, the pace of coverage litigation between the policyholder and the Company and the willingness of the policyholder and the Company to negotiate, if appropriate, a resolution of any dispute pertaining to these claims. Because these factors vary from claim-to-claim and policyholder-by-policyholder, the Company cannot provide a meaningful average of the duration of an environmental claim. However, based upon the Company's experience in resolving these claims, the duration may vary from months to several years.

The Company continues to receive notices from policyholders tendering claims for the first time. These policyholders continue to present smaller exposures, have fewer sites and are lower tier defendants. Further, in many instances, clean-up costs have been reduced because regulatory agencies are willing to accept risk-based site analyses and more efficient clean-up technologies. Over the past several years, the Company has experienced generally favorable trends in overall environmental claim payments, in the number of new policyholders tendering environmental claims for the first time and in the number of pending declaratory judgment actions relating to environmental matters. However, in 2011, the Company increased its net environmental reserves by $76 million, primarily because the degree to which those favorable trends continued was less than anticipated. In 2010, the Company increased its net environmental reserves by $35 million due to a modest upward development in the expected defense and settlement costs for certain of its pending policyholders. The Company increased its net environmental reserves by $70 million in 2009, due to a slight increase in the number of policyholders tendering claims for the first time and upward development in the expected defense and settlement costs for certain of its pending policyholders.

Net environmental losses paid in 2011, 2010 and 2009 were $86 million, $77 million and $91 million, respectively. At December 31, 2011, approximately 93% of the net environmental reserve (approximately $316 million) was carried in a bulk reserve and included unresolved environmental claims, incurred but not reported environmental claims and the anticipated cost of coverage litigation disputes relating to these claims. The bulk reserve the Company carries is established and adjusted based upon the aggregate volume of in-process environmental claims and the Company's experience in resolving those claims. The balance, approximately 7% of the net environmental reserve (approximately $25 million), consists of case reserves.

The following table displays activity for environmental losses and loss expenses and reserves:

(at and for the year ended December 31, in millions)	2011	2010	2009
Beginning reserves:			
Direct	**$354**	$389	$400
Ceded	**(3)**	4	14
Net	**351**	393	414
Incurred losses and loss expenses:			
Direct	**80**	45	85
Ceded	**(4)**	(10)	(15)
Net	**76**	35	70
Losses paid:			
Direct	**88**	80	96
Ceded	**(2)**	(3)	(5)
Net	**86**	77	91
Ending reserves:			
Direct	**346**	354	389
Ceded	**(5)**	(3)	4
Net	**$341**	$351	$393

UNCERTAINTY REGARDING ADEQUACY OF ASBESTOS AND ENVIRONMENTAL RESERVES

As a result of the processes and procedures described above, management believes that the reserves carried for asbestos and environmental claims at December 31, 2011 are appropriately established based upon known facts, current law and management's judgment. However, the uncertainties surrounding the final resolution of these claims continue, and it is difficult to determine the ultimate exposure for asbestos and environmental claims and related litigation. As a result, these reserves are subject to revision as new information becomes available and as claims develop. The continuing uncertainties include, without limitation, the risks and lack of predictability inherent in complex litigation, any impact from the bankruptcy protection sought by various asbestos producers and other asbestos defendants, a further increase or decrease in the cost to resolve, and/or the number of, asbestos and environmental claims beyond that which is anticipated, the role of any umbrella or excess policies the Company has issued, the resolution or adjudication of disputes pertaining to the amount of available coverage for asbestos and environmental claims in a manner inconsistent with the Company's previous assessment of these claims, the number and outcome of direct actions against the Company, future developments pertaining to the Company's ability to recover reinsurance for asbestos and environmental claims and the unavailability of other insurance sources potentially available to policyholders, whether through exhaustion of policy limits or through the insolvency of other participating insurers. In addition, uncertainties arise from the insolvency or bankruptcy of policyholders and other defendants. It is also not possible to predict changes in the legal, regulatory and legislative environment and their impact on the future development of asbestos and environmental claims. This environment could be affected by changes in applicable legislation and future court and regulatory decisions and interpretations, including the outcome of legal challenges to legislative and/or judicial reforms establishing medical criteria for the pursuit of asbestos claims. It is also difficult to predict the ultimate outcome of complex coverage disputes until settlement negotiations near completion and significant legal questions are resolved or, failing settlement, until the dispute is adjudicated. This is particularly the case with policyholders in bankruptcy where negotiations often involve a large number of claimants and other parties and require court approval to be effective. As part of its continuing analysis of asbestos and environmental reserves, the Company continues to study the implications of these and other developments. (Also see note 15 of notes to the consolidated financial statements).

Because of the uncertainties set forth above, additional liabilities may arise for amounts in excess of the current related reserves. In addition, the Company's estimate of claims and claim adjustment expenses may change. These additional liabilities or increases in estimates, or a range of either, cannot now be reasonably estimated and could result in income statement charges that could be material to the Company's operating results in future periods.

INVESTMENT PORTFOLIO

The Company's invested assets at December 31, 2011 were $72.70 billion, of which 93% was invested in fixed maturity and short-term investments, 1% in equity securities, 1% in real estate and 5% in other investments. Because the primary purpose of the investment portfolio is to fund future claims payments, the Company employs a conservative investment philosophy. A significant majority of funds available for investment are deployed in a widely diversified portfolio of high quality, liquid taxable U.S. government, tax-exempt U.S. municipal and taxable corporate and U.S. agency mortgage-backed bonds.

The carrying value of the Company's fixed maturity portfolio at December 31, 2011 was $64.23 billion. The Company closely monitors the duration of its fixed maturity investments, and investment purchases and sales are executed with the objective of having adequate funds available to satisfy the Company's insurance and debt obligations. The weighted average credit quality of the Company's fixed maturity portfolio, both including and excluding U.S. Treasury securities, was "Aa2" at both December 31, 2011 and 2010. Standard & Poor's recent downgrade of the credit rating of securities issued by the U.S. government had minimal impact on the overall credit quality of the Company's fixed maturity portfolio at December 31, 2011. Below investment grade securities represented 3.1% and 3.0% of the total fixed maturity investment portfolio at December 31, 2011 and 2010, respectively. The average effective duration of fixed maturities and short-term securities was 3.2 (3.4 excluding short-term securities) at December 31, 2011 and 3.6 (3.9 excluding short-term securities) at December 31, 2010. The decline in duration reflected the impact of declining market yields on existing holdings of municipal bonds and mortgage-backed securities (which impact the assumptions related to optional pre-payments and the related estimate of effective duration for callable securities).

The carrying values of investments in fixed maturities classified as available for sale at December 31, 2011 and 2010 were as follows:

(at December 31, 2011, in millions)	Carrying Value		Average Credit Quality(1)
U.S. Treasury securities and obligations of U.S. government and government agencies and authorities		$ 2,497	Aaa/Aa1
Obligations of states, municipalities and political subdivisions:			
Pre-refunded	$ 7,332		Aa1
All other	31,690		Aa1
Total obligations of states, municipalities and political subdivisions		39,022	
Debt securities issued by foreign governments		2,318	Aaa
Mortgage-backed securities, collateralized mortgage obligations and pass-through securities		3,515	Aa3
All other corporate bonds and redeemable preferred stock:			
Financial:			
Bank	1,452		A1
Insurance	386		A2
Finance/leasing	42		Baa3
Brokerage and asset management	39		A3
Total financial	1,919		
Industrial	9,961		Baa1
Public utility	2,116		A3
Sovereign corporate securities(2)	1,407		Aaa
Canadian municipal securities	639		Aa1
Commercial mortgage-backed securities and project loans(3)	446		Aaa
Asset-backed and other	392		Baa1
Total all other corporate bonds and redeemable preferred stock		16,880	
Total fixed maturities		$64,232	Aa2

(1) Rated using external rating agencies or by the Company when a public rating does not exist.

(2) Sovereign corporate securities include corporate securities that are backed by a government and include sovereign banks and securities issued under the Temporary Liquidity Guaranty and the Federal Ship Financing Programs.

(3) Included in commercial mortgage-backed securities and project loans are $66 million of securities guaranteed by the U.S. government and $15 million by government sponsored enterprises.

(at December 31, 2010, in millions)	Carrying Value		Average Credit Quality(1)
U.S. Treasury securities and obligations of U.S. government and government agencies and authorities		$ 2,008	Aaa
Obligations of states, municipalities and political subdivisions:			
Pre-refunded	$ 7,291		Aa1
All other	32,244		Aa1
Total obligations of states, municipalities and political subdivisions		39,535	
Debt securities issued by foreign governments		2,202	Aaa
Mortgage-backed securities, collateralized mortgage obligations and pass-through securities		4,164	Aa1
All other corporate bonds and redeemable preferred stock:			
Financial:			
Bank	1,462		A1
Insurance	351		A2
Finance/leasing	83		Baa3
Brokerage and asset management	30		Baa1
Total financial	1,926		
Industrial	7,711		Baa1
Public utility	1,859		A3
Sovereign corporate securities(2)	1,800		Aaa
Canadian municipal securities	671		Aa1
Commercial mortgage-backed securities and project loans(3)	549		Aaa
Asset-backed and other	395		Baa1
Total all other corporate bonds and redeemable preferred stock		14,911	
Total fixed maturities		$62,820	Aa2

(1) Rated using external rating agencies or by the Company when a public rating does not exist.

(2) Sovereign corporate securities include corporate securities that are backed by a government and include sovereign banks and securities issued under the Temporary Liquidity Guaranty and the Federal Ship Financing Programs.

(3) Included in commercial mortgage-backed securities and project loans are $146 million of securities guaranteed by the U.S. government and $9 million by government sponsored enterprises.

The following table sets forth the Company's fixed maturity investment portfolio rated using external ratings agencies or by the Company when a public rating does not exist:

(at December 31, 2011, in millions)	Carrying Value	Percent of Total Carrying Value
Quality Rating:		
Aaa	$28,849	44.9%
Aa	20,351	31.7
A	7,887	12.2
Baa	5,187	8.1
Total investment grade	62,274	96.9
Below investment grade	1,958	3.1
Total fixed maturities	$64,232	100.0%

Obligations of States, Municipalities and Political Subdivisions

The Company's fixed maturity investment portfolio at December 31, 2011 and 2010 included $39.02 billion and $39.54 billion, respectively, of securities which are obligations of states, municipalities and political subdivisions (collectively referred to as the municipal bond portfolio). The municipal bond portfolio is diversified across the United States, the District of Columbia and Puerto Rico and includes general obligation and revenue bonds issued by states, cities, counties, school districts and similar issuers. Included in the municipal bond portfolio at December 31, 2011 and 2010 were $7.33 billion and $7.29 billion, respectively, of advance refunded or escrowed-to-maturity bonds (collectively referred to as pre-refunded bonds), which are bonds for which an irrevocable trust has been established to fund the remaining payments of principal and interest. Such escrow accounts are verified as to their sufficiency by an external auditor and are almost exclusively comprised of U.S. Treasury securities. Moody's Investors Service has assigned negative outlooks to municipal securities in both the state sector and local government sector within the United States.

The following table shows the geographic distribution of the $31.69 billion of municipal bonds at December 31, 2011 that were not pre-refunded.

(at December 31, 2011, in millions)	State General Obligation	Local General Obligation	Revenue	Total Carrying Value	Average Credit Quality(1)
State:					
Texas	$ 437	$ 2,454	$ 1,349	$ 4,240	Aaa/Aa1
California	55	1,759	370	2,184	Aa2
Illinois	175	1,002	529	1,706	Aa1
Washington	403	876	388	1,667	Aa1
Virginia	193	658	692	1,543	Aaa/Aa1
Florida	422	68	838	1,328	Aa1
Minnesota	300	762	137	1,199	Aaa/Aa1
Arizona	—	543	634	1,177	Aa1
Colorado	—	793	217	1,010	Aa1
Massachusetts	176	9	810	995	Aaa/Aa1
Georgia	252	401	291	944	Aaa/Aa1
Ohio	331	302	298	931	Aa1
Maryland	309	449	156	914	Aaa/Aa1
Michigan	127	338	442	907	Aa2
New York	12	198	691	901	Aa1
North Carolina	261	460	138	859	Aaa
All Others(2)	2,208	3,093	3,884	9,185	Aa1
Total	$5,661	$14,165	$11,864	$31,690	Aa1

(1) Rated using external rating agencies or by the Company when a public rating does not exist. Ratings shown are the higher of the rating of the underlying issuer or the insurer in the case of securities enhanced by third-party insurance for the payment of principal and interest in the event of issuer default.

(2) No other single state accounted for 2.5% or more of the total pre-refunded municipal bonds.

The following table displays the funding sources for the $11.86 billion of municipal bonds identified as revenue bonds in the foregoing table at December 31, 2011.

(at December 31, 2011, in millions)	Carrying Value	Average Credit Quality(1)
Source:		
Water and sewer	$ 3,658	Aaa/Aa1
Higher education	1,601	Aaa/Aa1
Transportation	1,485	Aa2
Power and utilities	1,169	Aa2
Special tax	1,090	Aa1
Lease	636	Aa2
Housing	147	Aaa/Aa1
Property tax	64	Aa2
General fund	63	Aa2
Other revenue sources	1,951	Aaa/Aa1
Total	$11,864	Aa1

(1) Rated using external rating agencies or by the Company when a public rating does not exist.

The Company bases its investment decision on the underlying credit characteristics of the municipal security. While its municipal bond portfolio includes a number of securities that were enhanced by third-party insurance for the payment of principal and interest in the event of an issuer default, the Company does not rely on enhanced credit characteristics provided by such third-party insurance. The downgrade during 2008 and 2009 of credit ratings of insurers of these securities resulted in a corresponding downgrade in the ratings of many such securities to the underlying rating of the respective security. Of the insured municipal securities in the Company's investment portfolio at December 31, 2011, approximately 99% were rated at A3 or above, and approximately 92% were rated at Aa3 or above, without the benefit of insurance. The Company believes that a loss of the benefit of insurance would not result in a material adverse impact on the Company's results of operations, financial position or liquidity, due to the underlying credit strength of the issuers of the securities, as well as the Company's ability and intent to hold the securities. The average credit rating of the underlying issuers of these securities was "Aa2" at December 31, 2011. The average credit rating of the entire municipal bond portfolio was "Aa1" at December 31, 2011 with and without the enhancement provided by third-party insurance.

Debt Securities Issued by Foreign Governments

The following table shows the geographic distribution of the Company's long-term fixed maturity investments in debt securities issued by foreign governments at December 31, 2011.

(at December 31, 2011, in millions)	Carrying Value	Average Credit Quality(1)
Foreign Government:		
United Kingdom	$ 993	Aaa
Canada	971	Aaa
Germany	119	Aaa
Norway	80	Aaa
All Others(2)(3)	155	Aa1
Total	**$2,318**	

(1) Rated using external rating agencies or by the Company when a public rating does not exist.

(2) Includes $2 million of sovereign debt issued by Spain with an average credit rating of Aa3. The Company does not have direct exposure to sovereign debt issued by the Republic of Ireland, Italy, Greece or Portugal.

(3) No other country accounted for 2.5% or more of total debt securities issued by foreign governments.

The following table shows the Company's Eurozone exposure at December 31, 2011 to all debt securities issued by foreign governments, financial companies, sovereign corporations (including sovereign banks) whose securities are backed by the respective country's government and all other corporate securities (comprised of industrial corporations and utility companies) which could be affected if economic conditions deteriorated due to a prolonged recession.

(at December 31, 2011, in millions)	Debt Securities Issued by Foreign Governments		Corporate Securities: Financial		Corporate Securities: Sovereign Corporates		Corporate Securities: All Other	
	Carrying Value	Average Credit Quality(1)	Carrying Value	Average Credit Quality(1)	Carrying Value	Average Credit Quality(1)	Carrying Value	Average Credit Quality(1)
Eurozone Periphery								
Spain	$ 2	Aa3	$ 13	A2	$ —	—	$ 28	Baa1
Ireland	—	—	2	Aa1	—	—	36	Baa1
Italy	—	—	—	—	—	—	20	Baa1
Greece	—	—	—	—	—	—	13	A3
Portugal	—	—	—	—	—	—	—	—
Subtotal	2		15		—		97	
Eurozone Non-Periphery								
Germany	124	Aaa	13	Aa3	532	Aaa	193	A3
France	50	Aaa	43	A1	—	—	133	A2
Netherlands	—	—	56	Aa3	130	Aaa	150	A2
Austria	1	Aaa	—	—	115	Aaa	—	—
Finland	17	Aaa	—	—	—	—	13	Baa2
Belgium	—	—	—	—	—	—	117	Baa1
Luxembourg	—	—	—	—	—	—	29	Baa2
Subtotal	192		112		777		635	
Total	$194		$127		$777		$732	

(1) Rated using external rating agencies or by the Company when a public rating does not exist. The table includes $150 million of short-term securities which have the highest ratings issued by external rating agencies for short-term issuances. For purposes of this table, the short-term securities, which are rated "A-1+" and/or "P-1," are included as "Aaa" rated securities.

On January 13, 2012, Standard & Poor's downgraded the sovereign ratings of nine Eurozone countries, including France (from "AAA" to "AA+"), Austria (from "AAA" to "AA+"), and Spain (from "AA−" to "A"). On January 27, 2012, Fitch downgraded the sovereign ratings of five Eurozone countries, including Spain (from "AA−" to "A"). If these downgrades were in effect at December 31, 2011, the average credit rating of Spain for "debt securities issued by foreign governments" in the foregoing table would have been "A2." The downgrades of the remaining four countries did not alter their average credit quality ratings shown in the foregoing table.

In addition to fixed maturities noted in the foregoing table, the Company has exposure totaling $262 million to private equity limited partnerships and real estate partnerships (both of which are included in other investments in the Company's consolidated balance sheet) whose primary investing focus is across Europe. The Company has unfunded commitments totaling $134 million to these partnerships. The Company also has $4 million of nonredeemable preferred stock (included in equity securities on the Company's consolidated balance sheet) issued by companies in the Eurozone.

Mortgage-Backed Securities, Collateralized Mortgage Obligations and Pass-Through Securities

The Company's fixed maturity investment portfolio at December 31, 2011 and 2010 included $3.52 billion and $4.16 billion, respectively, of residential mortgage-backed securities including pass-through-securities and collateralized mortgage obligations (CMO), all of which are subject to prepayment risk (either shortening or lengthening of duration). While prepayment risk for both guaranteed and non-guaranteed securities and its effect on income cannot be fully controlled, particularly when interest rates move dramatically, the Company's investment strategy generally favors securities that control this risk within expected interest rate ranges. Included in the totals at December 31, 2011 and 2010 were $1.82 billion and $2.09 billion, respectively, of GNMA, FNMA and FHLMC (excluding FHA project loans) guaranteed residential mortgage-backed pass-through securities classified as available for sale. Also included in those totals were residential CMOs classified as available for sale with a fair value of $1.70 billion and $2.07 billion, at December 31, 2011 and 2010, respectively.

Approximately 38% of the Company's CMO holdings were guaranteed by or fully collateralized by securities issued by GNMA, FNMA or FHLMC at both December 31, 2011 and 2010. The average credit rating of the $1.05 billion and $1.28 billion of non-guaranteed CMO holdings at December 31, 2011 and 2010, respectively, was "Ba1" and "Baa1," respectively. The average credit rating of all of the above securities was "Aa3" and "Aa1" at December 31, 2011 and 2010, respectively.

The Company makes investments in residential CMOs that are either guaranteed by GNMA, FNMA or FHLMC, or if not guaranteed, are senior or super-senior positions within their respective securitizations. Both guaranteed and non-guaranteed residential CMOs allocate the distribution of payments from the underlying mortgages among different classes of bondholders. In addition, non-guaranteed residential CMOs provide structures that allocate the impact of credit losses to different classes of bondholders. Senior and super-senior CMOs are protected, to varying degrees, from credit losses as those losses are initially allocated to subordinated bondholders. The Company's investment strategy is to purchase CMO tranches that are expected to offer the most favorable return given the Company's assessment of associated risks. The Company does not purchase residual interests in CMOs.

Commercial Mortgage-Backed Securities and Project Loans

At December 31, 2011 and 2010, the Company held commercial mortgage-backed securities (including FHA project loans) of $446 million and $549 million, respectively. The Company does not believe this portfolio exposes it to a material adverse impact on its results of operations, financial position or liquidity, due to the portfolio's relatively small size and the underlying credit strength of these securities.

Alternative Documentation Mortgages and Sub-Prime Mortgages

At December 31, 2011 and 2010, the "mortgage-backed securities, collateralized mortgage obligations and pass-through securities" and "asset-backed and other" categories in the foregoing table included collateralized mortgage obligations backed by alternative documentation mortgages and asset-backed securities collateralized by sub-prime mortgages with a collective fair value of $351 million and $297 million, respectively (comprising approximately 0.5% of the Company's total fixed maturity investments at both dates). The disruption in secondary investment markets provided the Company with the opportunity to selectively acquire additional mortgage-backed securities at discounted prices. The Company purchased $128 million and $31 million of such securities in the years ended December 31, 2011 and 2010, respectively. The Company defines sub-prime mortgage-backed securities as investments in which the underlying loans primarily exhibit one or more of the following characteristics: low FICO scores, above-prime interest rates, high loan-to-value ratios or high debt-to-income ratios. Alternative documentation securitizations are those in which the underlying loans primarily meet the government-sponsored entities' requirements for credit score but do not meet the government-sponsored entities' guidelines for documentation, property type, debt and loan-to-value ratios. The average credit rating on these securities and obligations held by the Company was "Baa2" at both December 31, 2011 and 2010.

Equity Securities Available for Sale, Real Estate and Short-Term Securities

See note 1 of notes to the Company's consolidated financial statements for further information about these invested asset classes.

Other Investments

At December 31, 2011 and 2010, the carrying value of the Company's other investments was $3.45 billion and $2.93 billion, respectively. The Company's other investments are primarily comprised of private equity limited partnerships, hedge funds, real estate partnerships, joint ventures, mortgage loans, venture capital (through direct ownership and limited partnerships) and trading securities, which are subject to more volatility than the Company's fixed maturity investments. These asset classes have historically provided a higher return than fixed maturities but are subject to more volatility. Net investment income provided by these asset classes was $292 million and $304 million in 2011 and 2010, respectively, compared with negative net investment income of $106 million in 2009. The negative net investment income in 2009 reflected market conditions.

Securities Lending

The Company has engaged in securities lending activities from which it generates net investment income by lending certain of its investments to other institutions for short periods of time. The Company has not incurred any investment losses in its securities lending program for the years ended December 31, 2011, 2010 and 2009.

Net Unrealized Investment Gains

The net unrealized investment gains that were included as a separate component of accumulated other changes in equity from nonowner sources were as follows:

(at December 31, in millions)	2011	2010	2009
Fixed maturities	**$4,238**	$2,650	$2,536
Equity securities	**145**	147	78
Other investments	**16**	30	208
Unrealized investment gains before tax	**4,399**	2,827	2,822
Tax expense	**1,528**	968	966
Net unrealized investment gains at end of year	**$2,871**	$1,859	$1,856

Net pretax unrealized investment gains were $4.40 billion, $2.83 billion and $2.82 billion at December 31, 2011, 2010 and 2009, respectively. The Company's fixed maturities portfolio at December 31, 2011 experienced an increase in valuation compared with the prior year-end, primarily due to the continuing decline in market interest rates. The Company's fixed maturities and equity securities portfolios at December 31, 2010 experienced increases in valuations compared with the prior year-end, which were offset by a decrease in net unrealized appreciation on other investments that primarily resulted from the Company's sale of substantially all of its common stock holdings in Verisk Analytics, Inc. That sale generated a pretax realized investment gain of $205 million in 2010.

The following table summarizes, for all fixed maturities and equity securities reported at fair value for which fair value is less than 80% of amortized cost at December 31, 2011, the gross unrealized investment loss by length of time those securities have continuously been in an unrealized loss position of greater than 20% of amortized cost:

(in millions)	Period For Which Fair Value Is Less Than 80% of Amortized Cost				
	3 Months or Less	Greater Than 3 Months, 6 Months or Less	Greater Than 6 Months, 12 Months or Less	Greater Than 12 Months	Total
Fixed maturities:					
Mortgage-backed securities	$ 2	$—	$—	$—	$ 2
Other	—	5	6	9	20
Total fixed maturities	2	5	6	9	22
Equity securities	—	—	—	—	—
Total	$ 2	$ 5	$ 6	$ 9	$22

These unrealized investment losses at December 31, 2011 represent less than 1% of the combined fixed maturity and equity security portfolios on a pretax basis and less than 1% of shareholders' equity on an after-tax basis.

For fixed maturity investments where fair value is less than the carrying value and the Company did not reach a decision to impair, the Company continues to have the intent and ability to hold such investments to a projected recovery in value, which may not be until maturity.

At December 31, 2011, below investment grade securities comprised 3.1% of the Company's fixed maturity investment portfolio. Included in below investment grade securities at December 31, 2011 were securities in an unrealized loss position that, in the aggregate, had an amortized cost of $741 million and a fair value of $699 million, resulting in a net pretax unrealized investment loss of $42 million. These securities in an unrealized loss position represented approximately 1% of both the total amortized cost and the fair value of the fixed maturity portfolio at December 31, 2011 and accounted for 47% of the total gross pretax unrealized investment loss in the fixed maturity portfolio at December 31, 2011.

Impairment Charges

Impairment charges included in net realized investment gains in the consolidated statement of income were as follows:

(for the year ended December 31, in millions)	2011	2010	2009
Fixed maturities			
U.S. Treasury securities and obligations of U.S. government and government agencies and authorities	**$—**	$—	$ —
Obligations of states, municipalities and political subdivisions	**—**	—	—
Debt securities issued by foreign governments	**—**	—	—
Mortgage-backed securities, collateralized mortgage obligations and pass-through securities	**13**	4	81
All other corporate bonds	**5**	9	88
Redeemable preferred stock	**—**	—	—
Total fixed maturities	**18**	13	169
Equity securities			
Common stock	**6**	2	15
Non-redeemable preferred stock	**—**	1	64
Total equity securities	**6**	3	79
Other investments	**1**	10	10
Total	**$25**	$26	$258

Investment impairments in 2011 and 2010 were not significant. In 2009, worldwide financial markets experienced significant disruptions, and the United States and many other countries experienced an economic downturn, resulting in heightened credit risks, reduced valuations of investments and decreased economic activity. Those factors resulted in the higher level of other-than-temporary investment impairments recognized by the Company in 2009.

Following are the pretax realized losses on investments sold during the year ended December 31, 2011:

(for the year ended December 31, in millions)	Loss	Fair Value
Fixed maturities	**$10**	**$214**
Equity securities	**2**	**34**
Other	**1**	**2**
Total	**$13**	**$250**

Purchases and sales of investments are based on cash requirements, the characteristics of the insurance liabilities and current market conditions. The Company identifies investments to be sold to achieve its primary investment goals of assuring the Company's ability to meet policyholder obligations as well as to optimize investment returns, given these obligations.

CATASTROPHE MODELING

The Company uses various analyses and methods, including computer modeling processes, to analyze catastrophic events and the risks associated with them. The Company uses these analyses and methods to make underwriting and reinsurance decisions designed to manage its exposure to catastrophic events. There are no industry-standard methodologies or assumptions for projecting catastrophe exposure. Accordingly, catastrophe estimates provided by different insurers may not be comparable.

During the first quarter of 2011, a new version of a third-party proprietary computer model utilized by the Company, as well as others in the insurance industry, to estimate potential aggregate hurricane losses was released. After evaluating multiple third-party models and calibrating its own historical loss experience and underwriting practices, the Company increased its estimated modeled loss, using its own proprietary modeling processes, from a single U.S. hurricane by a range of 10% to 24%. For each modeled event, the percentage magnitude of the loss increase within this range will vary based on this evaluation.

The tables below set forth the probabilities that estimated losses from a single event occurring in a one-year timeframe will equal or exceed the indicated loss amounts (expressed in dollars and as a percentage of the Company's common equity), based on the current version of the proprietary computer model utilized by the Company at December 31, 2011. For example, on the basis described below the tables, the Company estimates that there is a one percent chance that the Company's loss from a single U.S. hurricane in a one-year timeframe would equal or exceed $1.4 billion, or 6% of the Company's common equity at December 31, 2011.

	Dollars (in billions)	
Likelihood of Exceedance(1)	**Single U.S. Hurricane**	**Single U.S. and Canadian Earthquake**
2.0% (1-in-50)	**$1.0**	**$0.5**
1.0% (1-in-100)	**$1.4**	**$0.6**
0.4% (1-in-250)	**$2.4**	**$0.9**
0.1% (1-in-1,000)	**$5.4**	**$2.0**

	Percentage of Common Equity(2)	
Likelihood of Exceedance	**Single U.S. Hurricane**	**Single U.S. and Canadian Earthquake**
2.0% (1-in-50)	**5%**	**2%**
1.0% (1-in-100)	**6%**	**3%**
0.4% (1-in-250)	**11%**	**4%**
0.1% (1-in-1,000)	**25%**	**9%**

(1) An event that has, for example, a 2% likelihood of exceedance is sometimes described as a "1-in-50 year event." As noted above, however, the probabilities in the table represent the likelihood of losses from a single event equaling or exceeding the indicated threshold loss amount in a one-year timeframe, not over a multi-year timeframe. Also, because the probabilities relate to a single event, the probabilities do not address the likelihood of more than one event occurring in a particular period, and, therefore, the amounts do not address potential aggregate catastrophe losses occurring in a one-year timeframe.

(2) The percentage of common equity is calculated by dividing (a) indicated loss amounts in dollars by (b) total common equity excluding net unrealized investment gains and losses, net of taxes. Net unrealized investment gains and losses can be significantly impacted by both discretionary and other economic factors and are not necessarily indicative of operating trends. Accordingly, the Company's management uses the percentage of common equity calculated on this basis as a metric to evaluate the potential impact of a single hurricane or single earthquake on the Company's financial position for purposes of making underwriting and reinsurance decisions.

The threshold loss amounts in the tables above, which are based on the Company's in-force portfolio at December 31, 2011 and catastrophic reinsurance program at January 1, 2012, are net of reinsurance, after-tax and exclude most loss adjustment expenses, which historically have been less than 10% of loss estimates. The amounts for hurricanes reflect U.S. exposures and include property exposures, property residual market exposures and an adjustment for certain non-property exposures. The amounts for earthquakes reflect U.S. and Canadian exposures and include property exposures and workers' compensation exposures. The Company does not believe that the inclusion of hurricane or earthquake losses arising from other geographical areas or other exposures would materially change the estimated threshold loss amounts.

Catastrophe modeling relies upon inputs based on experience, science, engineering and history. These inputs reflect a significant amount of judgment and are subject to changes which may result in volatility in the modeled output. Catastrophe modeling output may also fail to account for risks that are outside the range of normal probability or are otherwise unforeseeable. Catastrophe modeling assumptions include, among others, the portion of purchased reinsurance that is collectible after a catastrophic event, which may prove to be materially incorrect. Consequently, catastrophe modeling estimates are subject to significant uncertainty. In the tables above, the uncertainty associated with the estimated threshold loss amounts increases significantly as the likelihood of exceedance decreases. In other words, in the case of a relatively more remote event (e.g., 1-in-1,000), the estimated threshold loss amount is relatively less reliable. Actual losses from an event could materially exceed the indicated threshold loss amount. In addition, more than one such event could occur in any period.

Moreover, the Company is exposed to the risk of material losses from other than property and workers' compensation coverages arising out of hurricanes and earthquakes, and it is exposed to catastrophe losses from perils other than hurricanes and earthquakes, such as tornadoes and other windstorms, hail, wildfires, severe winter weather, floods, volcanic eruptions and acts of terrorism. For these other perils, in contrast to hurricanes and earthquakes, models are less widely used, or are not used, by the Company and by the industry. Further, compared to models for hurricanes and earthquakes, models, if any, for the other perils are newer, less reliable (given the even greater difficulty of predicting the risks) and not as extensively tested.

For more information about the Company's exposure to catastrophe losses, see "Item 1A—Risk Factors—Catastrophe losses could materially and adversely affect our results of operations, our financial position and/or liquidity, and could adversely impact our ratings, our ability to raise capital and the availability and cost of reinsurance" and "Item 1A—Risk Factors—We may be adversely affected if our pricing and capital models provide materially different indications than actual results."

CHANGING CLIMATE CONDITIONS

Severe weather events over the last several years have underscored the unpredictability of future climate trends and created uncertainty regarding insurers' exposures to financial loss as a result of catastrophe and other weather-related events. Some scientists believe that, in recent years, changing climate conditions have added to the unpredictability, frequency and severity of natural disasters. Accordingly, if climate conditions change in the future, the Company's catastrophe models may be less reliable.

The Company discusses how potentially changing climate conditions may present other issues for its business under "Risk Factors" in Item 1A of this report and under "—Outlook" herein. For example, among other things:

- Increasingly unpredictable and severe weather conditions could result in increased frequency and severity of claims under policies issued by the Company. See "Risk Factors—Catastrophe losses could materially and adversely affect our results of operations, our financial position and/or liquidity, and could adversely impact our ratings, our ability to raise capital and the availability and cost of reinsurance" and "—Outlook—Underwriting Gain/Loss."

- Changing climate conditions could also impact the creditworthiness of issuers of securities in which the Company invests. For example, water supply adequacy could impact the creditworthiness of bond issuers in the Southwestern United States, and more frequent and/or severe hurricanes could impact the creditworthiness of issuers in the Southeastern United States, among other areas. See "Risk Factors—Our investment portfolio may suffer reduced returns or material realized or unrealized losses."
- Increased regulation adopted in response to potential changes in climate conditions may impact the Company and its customers. For example, state insurance regulation could impact the Company's ability to manage property exposures in areas vulnerable to significant climate driven losses. If the Company is unable to implement risk based pricing, modify policy terms or reduce exposures to the extent necessary to address rising losses related to catastrophes and smaller scale weather events (should those increased losses occur), its business may be adversely affected. See "Risk Factors—Catastrophe losses could materially and adversely affect our results of operations, our financial position and/or liquidity, and could adversely impact our ratings, our ability to raise capital and the availability and cost of reinsurance."
- The full range of potential liability exposures related to climate change continues to evolve. Through the Company's Emerging Issues Committee and its Committee on Climate, Energy and the Environment, the Company works with its business units and corporate groups, as appropriate, to identify and try to assess climate change-related liability issues, which are continually evolving and often hard to fully evaluate. See "Risk Factors—The effects of emerging claim and coverage issues on our business are uncertain."

Climate change regulation also could increase the Company's customers' costs of doing business. For example, insureds faced with carbon management regulatory requirements may have less available capital for investment in loss prevention and safety features which may, over time, increase loss exposures. Also, increased regulation may result in reduced economic activity, which would decrease the amount of insurable assets and businesses.

The Company regularly reviews emerging issues, such as changing climate conditions, to consider potential changes to its modeling and the use of such modeling, as well as to help determine the need for new underwriting strategies, coverage modifications or new products.

REINSURANCE RECOVERABLES

Ceded reinsurance involves credit risk, except with regard to mandatory pools for which liability is mostly joint and several, and is generally subject to aggregate loss limits. Although the reinsurer is liable to the Company to the extent of the reinsurance ceded, the Company remains liable as the direct insurer on all risks reinsured. Reinsurance recoverables are reported after reductions for known insolvencies and after allowances for uncollectible amounts. The Company also holds collateral, including trust agreements, escrow funds and letters of credit, under certain reinsurance agreements. The Company monitors the financial condition of reinsurers on an ongoing basis and reviews its reinsurance arrangements periodically. Reinsurers are selected based on their financial condition, business practices and the price of their product offerings. After reinsurance is purchased, the Company has limited ability to manage the credit risk to a reinsurer. In addition, in a number of jurisdictions, particularly the European Union and the United Kingdom, a reinsurer is permitted to transfer a reinsurance arrangement to another reinsurer, which may be less creditworthy, without a counterparty's consent, provided that the transfer has been approved by the applicable regulatory and/or court authority.

The Company has also entered into Master Security Agreements with certain reinsurers. These agreements define conditions that require the reinsurer to provide collateral. The specific conditions and the amounts and form of collateral to be provided by these agreements vary based on a number of factors including, but not limited to, the reinsurers' legal structure and trading history with the Company.

The following table summarizes the composition of the Company's reinsurance recoverables:

(at December 31, in millions)	2011	2010
Gross reinsurance recoverables on paid and unpaid claims and claim adjustment expenses	**$ 6,216**	$ 6,934
Allowance for uncollectible reinsurance	**(345)**	(363)
Net reinsurance recoverables	**5,871**	6,571
Mandatory pools and associations(1)	**2,020**	2,043
Structured settlements	**3,291**	3,380
Total reinsurance recoverables	**$11,182**	$11,994

(1) Includes impact from certain reclassifications made to 2010 amounts to conform to 2011 presentation.

The $700 million decline in net reinsurance recoverables since December 31, 2010 reflected cash collections and the impact of net favorable prior year reserve development.

The following table presents the Company's top five reinsurer groups by reinsurance recoverable at December 31, 2011 (in millions). Also included is the A.M. Best rating of each reinsurer group at February 16, 2012:

Reinsurer Group	Reinsurance Recoverable	A.M. Best Rating of Group's Predominant Reinsurer	
Munich Re Group	$670	A+	second highest of 16 ratings
Swiss Re Group	626	A+	second highest of 16 ratings
Transatlantic Holdings, Inc.(1)	349	A	third highest of 16 ratings
Berkshire Hathaway Group	289	A++	highest of 16 ratings
XL Capital Group	281	A	third highest of 16 ratings

(1) Transatlantic Holdings, Inc. has entered into a merger agreement with Alleghany Corporation in a transaction expected to be finalized in the first quarter of 2012.

At December 31, 2011, the Company held $1.9 billion of collateral in the form of letters of credit, trust agreements and funds held to fully or partially collateralize certain reinsurance recoverables.

Also included in reinsurance recoverables are certain amounts related to structured settlements, which are annuities purchased from various life insurance companies to settle certain personal physical injury claims, of which workers' compensation claims comprise a significant portion. In cases where the Company did not receive a release from the claimant, the amount due from the life insurance company related to the structured settlement is included in the Company's consolidated balance sheet as a liability and as a reinsurance recoverable, as the Company retains the contingent liability to the claimant. In the event that the life insurance company fails to make the required annuity payments, the Company would be required to make such payments if and to the extent the purchased annuities are not covered by state guaranty associations. The following table presents the Company's top five groups by structured settlements at December 31, 2011 (in millions). Also included is the A.M. Best rating of the Company's predominant insurer from each insurer group at February 16, 2012:

Group	Structured Settlements	A.M. Best Rating of Group's Predominant Insurer	
Fidelity & Guaranty Life(1)	$1,007	B++	fifth highest of 16 ratings
MetLife	488	A+	second highest of 16 ratings
Genworth	449	A	third highest of 16 ratings
Symetra	264	A	third highest of 16 ratings
ING Group	222	A	third highest of 16 ratings

(1) Fidelity & Guaranty Life was previously a subsidiary of Old Mutual U.S. Life Holdings, Inc. prior to being sold by its U.K. parent company to Harbinger Group Inc. and being renamed.

Reinsurance companies and life insurance companies continued to be negatively impacted by turbulent economic conditions, significant catastrophe events and investment portfolio challenges during 2011. A number of such companies have been subjected to downgrades and/or negative outlook changes by various ratings agencies, including those with which the Company conducts business. The Company considers these factors in assessing the adequacy of its allowance for uncollectible amounts.

OUTLOOK

The following discussion provides outlook information for certain key drivers of the Company's results of operations and capital position.

Premiums. The Company's earned premiums are a function of net written premium volume. Net written premiums comprise both renewal business and new business and are recognized as earned premium over the life of the underlying policies. When business renews, the amount of net written premiums associated with that business may increase or decrease (renewal premium change) as a result of increases or decreases in rate and/or insured exposures, which the Company considers as a measure of units of exposure. Net written premiums from both renewal and new business, and therefore earned premiums, are impacted by competitive market conditions as well as general economic conditions, which, particularly in the case of the Business Insurance segment, affect audit premium adjustments, policy endorsements and mid-term cancellations. Net written premiums are also impacted by the structure of reinsurance programs and related costs.

Given the possibility that more active weather patterns such as the Company experienced in 2011 and 2010 may continue, as well as the possibility that interest rates may remain low for some period of time, along with the current level of profitability in certain of its product lines, the Company is undertaking efforts to improve its underwriting margins. These efforts include seeking improved rates, as well as improved terms and conditions on many of its insurance products, and may also include other initiatives, such as reducing operating expenses and acquisition costs. These efforts may not be successful and may result in lower retention and new business levels and therefore lower business volumes. Nonetheless, the Company currently expects retention levels (the amount of expiring premium that renews, before the impact of renewal premium changes) will remain strong relative to historical experience. The Company also expects to continue to achieve renewal price increases during 2012. In the Business Insurance segment, the Company expects a continued increase in renewal premium changes, including increases in both of its components of rate changes and, subject to the economic uncertainties described below, insured exposures, during 2012, compared with 2011. In the Financial, Professional & International Insurance segment, the Company expects that renewal premium changes, primarily due to the insured exposure component, will modestly improve during 2012 compared with 2011. In the Personal Insurance segment, the Company expects both Agency Automobile and Agency Homeowners and Other renewal premium changes during 2012 will remain positive and will be slightly higher than in 2011 based on the Company's actions to file for rate increases. The need for state regulatory approval for changes to personal property and casualty insurance prices, as well as competitive market conditions, may impact the timing and extent of renewal premium changes.

The pricing environment for new business generally has less of an impact on underwriting profitability than renewal rate changes, given the volume of new business relative to renewal business. Property and casualty insurance market conditions are expected to remain competitive during 2012 for new business, not only in Business Insurance and Financial, Professional & International Insurance, but also in Personal Insurance, where price comparison technology used by agents and brokers, sometimes referred to as "comparative raters", has increased the focus on price over other competitive factors. See "Risk Factors—The intense competition that we face could harm our ability to maintain or increase our business volumes and our profitability." In addition, the Company launched a new distribution channel in 2009 that markets personal insurance products directly to consumers, which is expected to generate modest growth in premium volume for Personal Insurance during 2012.

Current economic conditions have been somewhat volatile and there is increased uncertainty as to whether the U.S. or the global economy will grow modestly, remain stagnant or enter a recession. Economic growth experienced in 2011 may or may not continue, or may continue at a slower rate for an extended period of time. In addition, some economic conditions, such as the commercial and residential real estate environment and employment rates, may continue to be weak. If weak economic conditions persist or deteriorate, the resulting low levels of economic activity could impact exposure changes at renewal and the Company's ability to write business at acceptable rates. Additionally, low levels of economic activity could adversely impact audit premium adjustments, policy endorsements and mid-term cancellations after policies are written. All of the foregoing, in turn, could adversely impact net written premiums during 2012 and, since earned premiums lag net written premiums, earned premiums could be adversely impacted during and following 2012.

Underwriting Gain/Loss. The Company's underwriting gain/loss can be significantly impacted by catastrophe losses and net favorable or unfavorable prior year reserve development, as well as underlying underwriting margins.

Catastrophe and other weather-related losses are inherently unpredictable from period to period. The Company experienced significant catastrophe and other weather-related losses in 2011 which adversely impacted its results of operations. The Company's results of operations would continue to be adversely impacted if significant catastrophe and other weather-related losses were to occur during 2012.

The Company utilizes a general catastrophe reinsurance treaty with unaffiliated reinsurers to manage its exposure to losses resulting from catastrophes. In addition to the coverage provided under this treaty, the Company also utilizes a catastrophe bond program, as well as a Northeast catastrophe reinsurance treaty, to protect against certain losses resulting from catastrophes in the Northeastern United States. For additional information regarding the Company's catastrophe reinsurance program, see "Item 1—Business—Reinsurance" in this report.

As discussed in more detail in Item 1, the attachment point for index-based losses and the maximum limit of the Company's catastrophe bond program are reset annually to maintain modeled probabilities of attachment and expected loss on the respective catastrophe bonds equal to the initial modeled probabilities of attachment and expected loss. For the period May 1, 2012 through April 30, 2013, the attachment point for the index-based losses and the maximum limit will be based on the new version of the third-party proprietary computer model used to estimate potential hurricane losses for the entire industry, discussed in "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Catastrophe Modeling." The Company estimates that the attachment point for the index-based losses and the maximum limit on the reinsurance agreements in the catastrophe bond program will increase by as much as 70%, reflecting increases in the third-party model's industry estimate of covered losses. The Company regularly reviews its catastrophe reinsurance coverage and may seek additional catastrophe reinsurance coverage, either through general catastrophe reinsurance or through catastrophe bonds, to provide protection against the higher potential retention of catastrophe losses resulting from the expected increase in the attachment point.

Increased late reporting of weather-related losses by claimants over the last several years, particularly losses from hail damage, has also adversely impacted the Company's results of operations. Actions that the Company has taken in response, including increased pricing in some areas, changes to terms and conditions and an increased focus on fraud detection, may not be successful.

In recent years, the Company's results have included significant amounts of net favorable prior year reserve development, although at lower levels in recent quarters, driven by better than expected loss experience in all of the Company's segments. The lower levels of prior year reserve development in recent quarters may be in part due to the estimation process incorporating those factors that led to the higher levels of prior year reserve development in previous years. If that trend continues, the better than expected loss experience may continue at these recent lower levels, or even lower levels. However, given the inherent uncertainty in estimating claims and claim adjustment expense reserves, loss experience could develop such that the Company recognizes higher or lower levels of favorable prior year reserve development, no favorable prior year reserve development or unfavorable prior year reserve development in future periods. In addition, the ongoing review of prior year claims and claim adjustment expense reserves, or other changes in current period circumstances, may result in the Company revising current year loss estimates upward or downward in future periods.

In Business Insurance, the Company expects that the anticipated impact of the improving trend in renewal premium changes, partially offset by an expected modest increase in underlying losses, and weather patterns consistent with the Company's expectations will likely result in underlying underwriting margins during 2012 that are higher than in 2011, beginning in the first half of 2012. In Financial, Professional & International Insurance, the Company expects that the anticipated impact of lower underlying losses, partially offset by higher employee- and technology-related costs to enhance operations and support future business growth in International, will likely result in underlying underwriting margins during 2012 that are modestly higher than in 2011, beginning in the first half of 2012. In Personal Insurance, the Company anticipates increased underlying underwriting margins during 2012 as compared with 2011, beginning in the first half of 2012, reflecting the anticipated impact of continued positive renewal premium changes, partially offset by a modest increase in underlying losses, and weather patterns consistent with the Company's expectations. Also in Personal Insurance, the Company's direct to consumer initiative, as discussed above, while intended to enhance the Company's long-term ability to compete successfully in a consumer-driven marketplace, is expected to remain unprofitable for a number of years as this book of business grows and matures.

Investment Portfolio. The Company expects to continue to focus its investment strategy on maintaining a high-quality investment portfolio and a relatively short average effective duration. The Company continually evaluates its investment alternatives and mix. Currently, the majority of the Company's investments are comprised of a widely diversified portfolio of high quality, liquid taxable U.S. government, tax-exempt U.S. municipal and taxable corporate and U.S. agency mortgage-backed bonds. The Company reduced its short-term investment holdings from $5.62 billion at December 31, 2010 to $3.59 billion at December 31, 2011.

The Company also invests much smaller amounts in equity securities, real estate, private equity limited partnerships, hedge funds, real estate partnerships, real estate and insurance joint ventures, mortgage loans, venture capital (through direct ownership and limited partnerships) and trading securities. These investment classes have the potential for higher returns but also involve varying degrees of risk, including less stable rates of return and less liquidity.

Net investment income is a material contributor to the Company's results of operations. Long-term interest rates declined in the second half of 2011 and are very low by historic standards. As a result, the Company expects investment returns for its fixed maturity investment portfolio to be slightly lower during 2012 than in recent periods due to lower reinvestment yields available for maturing long-term fixed maturity investments. Short-term interest rates are expected to remain at or near historically low levels during 2012. Given recent unfavorable general economic and investment market conditions, the Company expects investment income from the non-fixed maturity portfolio in 2012 to be lower than in 2011. If general economic conditions and/or investment market conditions deteriorate in 2012, the Company could also experience further reduction in net investment income and/or significant realized investment losses, including impairments. For further discussion of the Company's investment portfolio, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Investment Portfolio" in this report. For a discussion of the risks to our business during or following a financial market disruption and risks to our investment portfolio, see the risk factors entitled "During or following a period of financial market disruption or economic downturn, our business could be materially and adversely affected" and "Our investment portfolio may suffer reduced returns or material realized or unrealized losses" included in "Risk Factors" in Part I, Item 1A of this report.

Capital Position. The Company believes it has a strong capital position and, as part of its ongoing efforts to create shareholder value, expects to continue to return capital not needed to support its business operations to its shareholders. In recent years, the Company has returned capital to its shareholders, comprising dividends to common shareholders and common share repurchases, in amounts that have exceeded its operating income. In 2012, the Company expects that the combination of dividends to common shareholders and common share repurchases will likely not exceed operating income. In addition, actual amounts of common share repurchases will also depend on a variety of additional factors, including corporate and regulatory requirements, maintaining capital levels commensurate with the Company's existing ratings from independent rating agencies, share price, funding of the Company's qualified pension plan, strategic initiatives and other market conditions. For information regarding the Company's common share repurchases in 2011, see "Liquidity and Capital Resources—Share Repurchases" in this report.

The Company had a net after-tax unrealized investment gain of $2.77 billion in its fixed maturity investment portfolio at December 31, 2011. While the Company does not attempt to predict future interest rate movements, a rising interest rate environment would reduce the market value of fixed maturity investments and, therefore, reduce shareholders' equity, and a declining interest rate environment would have the opposite effects.

Many of the statements in this "Outlook" section are forward-looking statements, which are subject to risks and uncertainties that are often difficult to predict and beyond the Company's control. Actual results could differ materially from those expressed or implied by such forward-looking statements. Further, such forward-looking statements speak only as of the date of this report and the Company undertakes no obligation to update them. See "—Forward Looking Statements." For a discussion of potential risks and uncertainties that could impact the Company's results of operations or financial position, see "Item 1A—Risk Factors" and "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates" in this report.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of a company's ability to generate sufficient cash flows to meet the short- and long-term cash requirements of its business operations. The liquidity requirements of the Company's business have been met primarily by funds generated from operations, asset maturities and income received on investments. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses, and in recent years, for common share repurchases. The timing and amount of catastrophe claims are inherently unpredictable. Such claims increase liquidity requirements. The timing and amount of reinsurance recoveries may be affected by reinsurer solvency and reinsurance coverage disputes. Additionally, the variability of asbestos-related claim payments, as well as the volatility of potential judgments and settlements arising out of litigation, may also result in increased liquidity requirements. It is the opinion of the Company's management that the Company's future liquidity needs will be adequately met from all of the above sources.

At December 31, 2011, total cash and short-term invested assets aggregating $2.39 billion and having a weighted average maturity of 74 days were held in the United States by the holding company. These assets are sufficient to meet the holding company's current liquidity requirements and are more than two times the Company's minimum target level. These liquidity requirements primarily include shareholder dividends, debt service and contributions to its qualified pension plan from time to time.

The holding company is not dependent on dividends or other forms of repatriation from its foreign operations to support its liquidity needs. U.S. income taxes have not been recognized on $649 million of the Company's foreign operations' undistributed earnings as of December 31, 2011, as such earnings are intended to be permanently reinvested in those operations. Furthermore, taxes paid to foreign governments on these earnings may be used as credits against the U.S. tax on dividend distributions if such earnings were to be distributed to the holding company. The amount of undistributed earnings from foreign operations and related taxes on those undistributed earnings were not material to the Company's financial position or liquidity at December 31, 2011.

The Company has a shelf registration statement with the Securities and Exchange Commission which permits it to issue securities from time to time. The Company also has a $1.0 billion line of credit facility with a syndicate of financial institutions that expires in 2013. This line of credit also supports the Company's $800 million commercial paper program, of which $100 million was outstanding at December 31, 2011. The Company is not reliant on its commercial paper program to meet its operating cash flow needs.

The Company currently utilizes uncollateralized letters of credit issued by major banks with an aggregate limit of approximately $432 million to provide much of the capital needed to support its obligations at Lloyd's. If uncollateralized letters of credit are not available at a reasonable price or at all in the future, the Company can collateralize these letters of credit or may have to seek alternative means of supporting its obligations at Lloyd's, which could include utilizing holding company funds on hand.

Operating Activities

Net cash flows provided by operating activities were $2.17 billion, $3.05 billion and $4.23 billion in 2011, 2010 and 2009, respectively. Cash flows in 2011 reflected an increase in losses paid related to catastrophes and ongoing business (including the impact of increased loss costs), a higher level of contributions to the Company's qualified domestic pension plan and lower receipts related to net investment income as compared with 2010. These factors were partially offset by a higher level of collected premiums, a lower level of paid operating expenses and a lower level of paid losses related to asbestos claims and operations in runoff. Cash flows in 2010 reflected a higher level of claims and claim adjustment expense payments due to the impact of loss cost trends and a higher level of catastrophe loss payments, as well as a lower level of reinsurance recoveries, partially offset by declines in the amount of contributions to the Company's qualified domestic pension plan and lower claims and claim adjustment expense payments related to operations in runoff as compared with 2009. In the years ended December 31, 2011, 2010 and 2009, the Company contributed $185 million, $35 million and $260 million, respectively, to its qualified domestic pension plan.

Investing Activities

Net cash flows provided by investing activities were $1.15 billion and $2.11 billion in 2011 and 2010, respectively, compared with net cash flows used in investing activities of $899 million in 2009. The Company's consolidated total investments at December 31, 2011 decreased by $21 million from year-end 2010, primarily reflecting the impact of the Company's common share repurchases of $2.90 billion under its share repurchase authorization and shareholder dividends of $665 million, largely offset by operating cash flows of $2.17 billion and a $1.57 billion increase in net pretax unrealized appreciation of investments.

On June 17, 2011, the Company acquired 43% of the common stock of J. Malucelli Participações em Seguros e Resseguros S.A, a Brazilian company ("JMalucelli"). JMalucelli is currently the market leader in surety in Brazil based on market share. The Company's investment was approximately $410 million in U.S. dollars, which was funded with cash provided internally from an operating subsidiary of the Company. The Company has an option to increase its interest in JMalucelli up to 49.9% within 18 months from the date of the consummation of the transaction.

The primary goals of the Company's asset—liability management process are to satisfy the insurance liabilities and maintain sufficient liquidity to cover fluctuations in projected liability cash flows. Generally, the expected principal and interest payments produced by the Company's fixed maturity portfolio adequately fund the estimated runoff of the Company's insurance reserves. Although this is not an exact cash flow match in each period, the substantial amount by which the market value of the fixed maturity portfolio exceeds the expected present value of the net insurance liabilities, as well as the positive cash flow from newly sold policies and the large amount of high quality liquid bonds, contributes to the Company's ability to fund claim payments without having to sell illiquid assets or access credit facilities.

Financing Activities

Net cash flows used in financing activities were $3.31 billion, $5.22 billion and $3.44 billion in 2011, 2010 and 2009, respectively. The totals in each year reflected common share repurchases, dividends to shareholders and the repayment of debt, partially offset by the proceeds from employee stock option exercises and, in 2010 and 2009, the issuance of debt.

Debt Transactions.

2011. On June 1, 2011, the Company repaid the remaining $9 million principal balance on its 7.22% real estate non-recourse debt.

2010. On November 1, 2010, the Company issued $500 million aggregate principal amount 3.90% senior notes that will mature on November 1, 2020, and $750 million aggregate principal amount 5.35% senior notes that will mature on November 1, 2040. The net proceeds of these issuances, after original issuance discount and the deduction of underwriting expenses and commissions and other expenses, were approximately $496 million and $738 million, respectively. Interest on the senior notes is payable semi-annually in arrears on November 1 and May 1 of each year. The senior notes are redeemable in whole at any time or in part from time to time, at the Company's option, at a redemption price equal to the greater of (a) 100% of the principal amount of senior notes to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury rate (as defined) plus 15 basis points for the 2020 senior notes and 20 basis points for the 2040 notes.

Prior to November 2010, the Company was subject to a replacement capital covenant that it had granted to the holders of its 6.75% senior notes due June 20, 2036 (the senior notes). The replacement capital covenant restricted the Company's ability to repurchase its $1.00 billion in outstanding 6.25% fixed-to-floating rate junior subordinated debentures due March 15, 2067 (the debentures). In November 2010, the Company paid approximately $4 million to holders of the senior notes to terminate the replacement capital covenant. Following the termination, the Company purchased approximately $885 million aggregate principal amount of the debentures. A $60 million pretax loss was recognized in 2010 related to these transactions.

On September 16, 2010, the Company repaid the remaining $4 million principal balance on its 7.81% private placement senior notes. On August 23, 2010, the Company's $21 million, 7.415% medium-term notes matured and were fully paid. On April 15, 2010, the Company's $250 million, 8.125% senior notes matured and were fully paid. All of these debt payments were made from internally-generated funds.

2009. On June 2, 2009, the Company issued $500 million aggregate principal amount of 5.90% senior notes that will mature on June 2, 2019. The net proceeds of the issuance, after original issuance discount and the deduction of underwriting expenses and commissions and other expenses, were approximately $494 million. Interest on the senior notes is payable semi-annually in arrears on June 2 and December 2 of each year. The senior notes are redeemable in whole at any time or in part from time to time, at the Company's option, at a redemption price equal to the greater of (a) 100% of the principal amount of senior notes to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury rate (as defined) plus 35 basis points.

On March 3, 2009, the Company's zero coupon convertible notes with an effective yield of 4.17% and a remaining principal balance of $141 million matured and were fully paid.

The amounts of debt obligations, other than commercial paper, that becomes due in 2012 and 2013 are $250 million and $500 million, respectively. In 2014, no debt obligations become due.

Dividends. Dividends paid to shareholders were $665 million, $673 million and $693 million in 2011, 2010 and 2009, respectively. On January 24, 2012, the Company's board of directors declared a regular quarterly dividend of $0.41 per share, payable March 30, 2012 to shareholders of record on March 9, 2012. The declaration and payment of future dividends to holders of the Company's common stock will be at the discretion of the Company's board of directors and will depend upon many factors, including the Company's financial position, earnings, capital requirements of the Company's operating subsidiaries, legal requirements, regulatory constraints and other factors as the board of directors deems relevant. Dividends will be paid by the Company only if declared by its board of directors out of funds legally available, subject to any other restrictions that may be applicable to the Company.

Share Repurchases. The Company's board of directors has approved common share repurchase authorizations under which repurchases may be made from time to time in the open market, pursuant to pre-set trading plans meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, in private transactions or otherwise. The authorizations do not have a stated expiration date. The timing and actual number of shares to be repurchased in the future will depend on a variety of factors, including the Company's financial position, earnings, share price, catastrophe losses, funding of the Company's qualified pension plan, capital requirements of the Company's operating subsidiaries, legal requirements, regulatory constraints, other investment opportunities (including mergers and acquisitions), market conditions and other factors. The following table summarizes repurchase activity in 2011 and remaining repurchase capacity at December 31, 2011.

Quarterly Period Ending (in millions, except per share amounts)	Number of shares purchased	Cost of shares repurchased	Average price paid per share	Remaining capacity under share repurchase authorization
March 31, 2011	18.9	$1,100	$58.23	$5,409
June 30, 2011	3.9	237	60.27	5,172
September 30, 2011	7.3	375	51.77	4,797
December 31, 2011	20.9	1,188	56.74	3,609
Total	51.0	$2,900	$56.86	$3,609

From the inception of the first authorization in May 2006 through December 31, 2011, the Company repurchased a cumulative total of 340.0 million shares for a total cost of $17.39 billion, or an average of $51.16 per share.

In 2011, 2010 and 2009, the Company acquired 1.4 million, 1.3 million and 1.5 million shares, respectively, of common stock from employees as treasury stock primarily to cover payroll withholding taxes related to the vesting of restricted stock awards and exercises of stock options.

Conversion of Preferred Stock to Common Stock. In May 2011, the Company's board of directors authorized the redemption of the Company's preferred stock held by The Travelers 401(k) Savings Plan (the Savings Plan) and gave notice of that redemption to the appropriate fiduciaries of the Savings Plan. Following a fiduciary review, the Savings Plan exercised its right to convert each preferred share into eight shares of the Company's common stock. As a result, all preferred shares outstanding on June 7, 2011 (190,083 shares) were converted into a total of 1.52 million shares of the Company's common stock.

Capital Resources

Capital resources reflect the overall financial strength of the Company and its ability to borrow funds at competitive rates and raise new capital to meet its needs. The following table summarizes the components of the Company's capital structure at December 31, 2011 and 2010.

(at December 31, in millions)	2011	2010
Debt:		
Short-term	**$ 350**	$ 109
Long-term	**6,269**	6,519
Net unamortized fair value adjustments and debt issuance costs	**(14)**	(17)
Total debt	**6,605**	6,611
Preferred shareholders' equity	**—**	68
Common shareholders' equity:		
Common stock and retained earnings, less treasury stock	**22,472**	24,152
Accumulated other changes in equity from nonowner sources	**2,005**	1,255
Total shareholders' equity	**24,477**	25,475
Total capitalization	**$31,082**	$32,086

The $1.00 billion decrease in total capitalization from December 31, 2010 primarily reflected the impact of common share repurchases under the Company's share repurchase authorization of $2.90 billion and shareholder dividends of $669 million, partially offset by net income of $1.43 billion and a $1.01 billion increase in net unrealized appreciation on investments.

The following table provides a reconciliation of total capitalization excluding net unrealized gains on investments to total capitalization presented in the foregoing table.

(at December 31, dollars in millions)	2011	2010
Total capitalization excluding net unrealized gains on investments	**$28,211**	$30,227
Net unrealized gain on investments, net of taxes	**2,871**	1,859
Total capitalization	**$31,082**	$32,086
Debt-to-total capital ratio	**21.3%**	20.6%
Debt-to-total capital ratio excluding net unrealized gains on investments	**23.4%**	21.9%

The debt-to-total capital ratio excluding net unrealized gains on investments is calculated by dividing (a) debt by (b) total capitalization excluding net unrealized gains and losses on investments, net of taxes. Net unrealized gains and losses on investments can be significantly impacted by both discretionary and other economic factors and are not necessarily indicative of operating trends. Accordingly, in the opinion of the Company's management, the debt-to-total capital ratio calculated on this basis provides another useful metric for investors to understand the Company's financial leverage position. The Company's debt-to-total capital ratio of 23.4% at December 31, 2011 calculated on this basis was within the Company's target range.

Line of Credit Agreement. The Company is party to a three-year, $1.0 billion revolving credit agreement with a syndicate of financial institutions that expires in June 2013. Pursuant to the credit agreement covenants, the Company must maintain a minimum consolidated net worth (generally defined as shareholders' equity plus certain trust preferred and mandatorily convertible securities, reduced for goodwill and other intangible assets) of $14.35 billion. The Company must also maintain a ratio of total debt to the sum of total debt plus consolidated net worth of not greater than 0.40 to 1.00. In addition, the credit agreement contains other customary restrictive covenants as well as certain customary events of default, including with respect to a change in control, which is defined to include the acquisition of 35% or more of the Company's voting stock and certain changes in the composition of the Company's board of directors. At December 31, 2011, the Company was in compliance with these covenants. Generally, the cost of borrowing under this agreement will range from LIBOR plus 100 basis points to LIBOR plus 175 basis points depending on the Company's credit ratings. At December 31, 2011, that cost would have been LIBOR plus 125 basis points had there been any amounts outstanding under the credit agreement. This line of credit also supports the Company's commercial paper program.

Shelf Registration. In December 2011, the Company filed with the Securities and Exchange Commission a universal shelf registration statement for the potential offering and sale of securities to replace the Company's previous registration statement that had expired in the normal course of business. The Company may offer these securities from time to time at prices and on other terms to be determined at the time of offering. During 2010, the Company issued securities with a principal amount of $1.25 billion under the prior shelf registration statement.

Share Repurchase Authorization. At December 31, 2011, the Company had $3.61 billion of capacity remaining under its share repurchase authorization approved by the board of directors.

Contractual Obligations

The following table summarizes, as of December 31, 2011, the Company's future payments under contractual obligations and estimated claims and claim-related payments. The table excludes short-term obligations and includes only liabilities at December 31, 2011 that are expected to be settled in cash.

The table below includes the amount and estimated future timing of claims and claim-related payments. The amounts do not represent the exact liability, but instead represent estimates, generally utilizing actuarial projections techniques, at a given accounting date. These estimates include expectations of what the ultimate settlement and administration of claims will cost based on the Company's assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation or deflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the policyholder event and the time it is actually reported to the insurer. The future cash flows related to the items contained in the table below required estimation of both amount (including severity considerations) and timing. Amount and timing are frequently estimated separately. An estimation of both amount and timing of future cash flows related to claims and claim-related payments is generally reliable only in the aggregate with some unavoidable estimation uncertainty.

The contractual obligations related to debt, operating leases, purchase obligations, long-term unfunded investment commitments, estimated claims and claim-related payments (gross of the estimated reinsurance recoveries) and liabilities related to unrecognized tax benefits, at December 31, 2011 were as follows:

Payments Due by Period (in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Debt					
Senior notes	$ 6,150	$ 250	$ 500	$ 800	$ 4,600
Junior subordinated debentures	369	—	—	—	369
Total debt principal	6,519	250	500	800	4,969
Interest	5,562	375	698	651	3,838
Total long-term debt obligations(1)	12,081	625	1,198	1,451	8,807
Operating leases(2)	520	143	203	133	41
Purchase obligations					
Information systems administration and maintenance commitments(3)	32	29	3	—	—
Reinsurance brokerage commitment(4)	2	2	—	—	—
Other purchase commitments(5)	126	78	13	7	28
Total purchase obligations	160	109	16	7	28
Long-term unfunded investment commitments(6)	1,154	255	344	366	189
Estimated claims and claim-related payments					
Claims and claim adjustment expenses(7)	49,388	10,766	12,906	7,397	18,319
Claims from large deductible policies(8)	—	—	—	—	—
Loss-based assessments(9)	201	36	46	20	99
Reinsurance contracts accounted for as deposits(10)	1	1	—	—	—
Payout from ceded funds withheld(11)	282	29	120	32	101
Total estimated claims and claim-related payments	49,872	10,832	13,072	7,449	18,519
Liabilities related to unrecognized tax benefits(12)	356	—	356	—	—
Total	$64,143	$11,964	$15,189	$9,406	$27,584

(1) See note 8 of notes to the Company's consolidated financial statements for a further discussion of outstanding indebtedness. Because the amounts reported in the foregoing table include principal and interest, the total long-term debt obligations will not agree with the amounts reported in note 8.

(2) Represents agreements entered into in the ordinary course of business to lease office space, equipment and furniture.

(3) Includes agreements with vendors to purchase system software administration and maintenance services.

(4) In connection with the sale of its insurance brokerage operations, the Company committed to acquire brokerage services from the buyer through May 16, 2012.

(5) Includes commitments to vendors entered into in the ordinary course of business for goods and services including property, plant and equipment, office supplies, archival services, etc.

(6) Represents estimated timing for fulfilling unfunded commitments for private equity limited partnerships and real estate partnerships.

(7) The amounts in "Claims and claim adjustment expenses" in the table above represent the estimated timing of future payments for both reported and unreported claims incurred and related claim adjustment expenses, gross of reinsurance recoverables, excluding structured settlements expected to be paid by annuity companies.

The Company has entered into reinsurance agreements to protect itself from potential losses in excess of the amount it is prepared to accept as described in note 5 of notes to the Company's consolidated financial statements.

In order to qualify for reinsurance accounting, a reinsurance agreement must indemnify the insurer from insurance risk, i.e., the agreement must transfer amount and timing risk. Since the timing and amount of cash inflows from such reinsurance agreements are directly related to the underlying payment of claims and claim adjustment expenses by the insurer, reinsurance recoverables are recognized in a manner consistent with the liabilities (the estimated liability for claims and claim adjustment expenses) relating to the underlying reinsured contracts. The presence of any feature that can delay timely reimbursement of claims by a reinsurer results in the reinsurance contract being accounted for as a deposit rather than reinsurance (see below). The assumptions used in estimating the amount and timing of the reinsurance recoverables are consistent with those used in estimating the amount and timing of the related liabilities.

Reinsurance agreements that do not transfer both amount and timing risk are accounted for as deposits and included in "Reinsurance contracts accounted for as deposits" in the table above.

The estimated future cash inflows from the Company's reinsurance contracts that qualify for reinsurance accounting are as follows:

(in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Reinsurance recoverables	**$7,453**	**$1,420**	**$1,770**	**$1,189**	**$3,074**

The Company manages its business and evaluates its liabilities for claims and claim adjustment expense on a net of reinsurance basis. The estimated cash flows on a net of reinsurance basis are as follows:

(in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Claims and claim adjustment expenses, net	**$41,935**	**$9,346**	**$11,136**	**$6,208**	**$15,245**

For business underwritten by non-U.S. operations, future cash flows related to reported and unreported claims incurred and related claim adjustment expenses were translated at the spot rate on December 31, 2011.

The amounts reported in the table above and in the table of reinsurance recoverables above are presented on a nominal basis and have not been adjusted to reflect the time value of money. Accordingly, the amounts above will differ from the Company's balance sheet to the extent that the liability for claims and claim adjustment expenses and the related reinsurance recoverables have been discounted in the balance sheet. (See note 1 of notes to the Company's consolidated financial statements.)

(8) Workers' compensation large deductible policies provide third party coverage in which the Company typically is responsible for paying the entire loss under such policies and then seeks reimbursement from the insured for the deductible amount. "Claims from large deductible

policies" represent the estimated future payment for claims and claim related expenses below the deductible amount, net of the estimated recovery of the deductible. The liability and the related deductible receivable for unpaid claims are presented in the consolidated balance sheet as "contractholder payables" and "contractholder receivables," respectively. Most deductibles for such policies are paid directly from the policyholder's escrow which is periodically replenished by the policyholder. The payment of the loss amounts above the deductible are reported within "Claims and claim adjustment expenses" in the above table. Because the timing of the collection of the deductible (contractholder receivables) occurs shortly after the payment of the deductible to a claimant (contractholder payables), these cash flows offset each other in the table.

The estimated timing of the payment of the contractholder payables and the collection of contractholder receivables for workers' compensation policies is presented below:

(in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Contractholder payables/receivables	**$5,186**	**$1,247**	**$1,407**	**$777**	**$1,755**

(9) The amounts in "Loss-based assessments" relate to estimated future payments of second-injury fund assessments which would result from payment of current claim liabilities. Second injury funds cover the cost of any additional benefits for aggravation of a pre-existing condition. For loss-based assessments, the cost is shared by the insurance industry and self-insureds, funded through assessments to insurance companies and self-insureds based on losses. Amounts relating to second-injury fund assessments are included in "other liabilities" in the consolidated balance sheet.

(10) The amounts in "Reinsurance contracts accounted for as deposits" represent estimated future nominal payments for reinsurance agreements that are accounted for as deposits. Amounts payable under deposit agreements are included in "other liabilities" in the consolidated balance sheet. The amounts reported in the table are presented on a nominal basis and have not been adjusted to reflect the time value of money. Accordingly, the amounts above will differ from the Company's balance sheet to the extent that deposit values in the balance sheet have been discounted using deposit accounting.

(11) The amounts in "Payout from ceded funds withheld" represent estimated payments for losses and return of funds held related to certain reinsurance arrangements whereby the Company holds a portion of the premium due to the reinsurer and is allowed to pay claims from the amounts held.

(12) The Company's current liabilities related to unrecognized tax benefits from uncertain tax positions are $356 million. Offsetting these liabilities are deferred tax assets of $324 million associated with the temporary differences that would exist if these positions become realized.

The above table does not include an analysis of liabilities reported for structured settlements for which the Company has purchased annuities and remains contingently liable in the event of default by the company issuing the annuity. The Company is not reasonably likely to incur material future payment obligations under such agreements. In addition, the Company is not currently subject to any minimum funding requirements for its qualified pension plan. Accordingly, future contributions are not included in the foregoing table.

Dividend Availability

The Company's principal insurance subsidiaries are domiciled in the state of Connecticut. The insurance holding company laws of Connecticut applicable to the Company's subsidiaries requires notice to, and approval by, the state insurance commissioner for the declaration or payment of any dividend that, together with other distributions made within the preceding twelve months, exceeds the greater of 10% of the insurer's capital and surplus as of the preceding December 31, or the insurer's net income for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting practices and by state regulation. This declaration or payment is further limited by adjusted unassigned surplus, as determined in accordance with statutory accounting practices.

The insurance holding company laws of other states in which the Company's subsidiaries are domiciled generally contain similar, although in some instances somewhat more restrictive, limitations on the payment of dividends. A maximum of $1.96 billion is available by the end of 2012 for such dividends without prior approval of the Connecticut Insurance Department. The Company may choose to accelerate the timing within 2012 and/or increase the amount of dividends from its insurance subsidiaries in 2012, which could result in certain dividends being subject to approval by the Connecticut Insurance Department. The holding company received $2.33 billion of dividends from its domestic insurance subsidiaries in 2011.

Pension and Other Postretirement Benefit Plans

The Company sponsors a qualified non-contributory pension plan (the Qualified Plan), which covers substantially all employees and provides benefits primarily under a cash balance formula. In addition, the Company sponsors a nonqualified defined benefit pension plan which covers certain highly compensated employees and also sponsors a postretirement health and life insurance benefit plan for employees satisfying certain age and service requirements and for certain retirees.

The Qualified Plan is subject to regulations under the Employee Retirement Income Act of 1974 as amended (ERISA), which requires plans to meet minimum standards of funding and requires such plans to subscribe to plan termination insurance through the Pension Benefit Guaranty Corporation (PBGC). The Company does not have a minimum funding requirement for the Qualified Plan for 2012 and does not anticipate having a minimum funding requirement in 2013. The Company has significant discretion in making contributions above those necessary to satisfy the minimum funding requirements. The Company made discretionary contributions to the Qualified Plan of $185 million, $35 million, and $260 million in 2011, 2010 and 2009, respectively. In determining future contributions, the Company considers the performance of the plan's investment portfolio, the effects of interest rates on the projected benefit obligation of the plan and the Company's other capital requirements. The Company has not determined whether or not additional discretionary funding will be made in the current year or beyond. However, the Company currently believes, subject to actual plan performance and funded status at the time, that it may make discretionary pension contributions of approximately $75 million to $100 million annually over the next few years.

The Qualified Plan assets are managed to maximize long-term total return. The Company's overall strategy is to achieve a mix of approximately 85% to 90% of investments for long-term growth and 10% to 15% for near-term benefit payments with a wide diversification of asset types, fund strategies and fund managers. The current target allocations for plan assets are 55% to 65% equity securities and 20% to 40% fixed income securities, with the remainder allocated to short-term securities. For 2012, the Company plans to apply an expected long-term rate of return on plan assets of 7.50%, down from 8.00% in 2011. The reduction reflects the Company's current expectations of long-term returns on the plan's invested assets, taking into account the current low level of long-term interest rates as well as the Federal Reserve's commentary in January 2012 regarding expected interest rate levels through 2014, and projecting a return to more normal levels of long-term interest rates in the future.

For further discussion of the Pension and Other Postretirement Benefit Plans, see note 13 of notes to the consolidated financial statements.

Risk-Based Capital

The NAIC adopted RBC requirements for property casualty companies to be used as minimum capital requirements by the NAIC and states to identify companies that merit further regulatory action. The formulas have not been designed to differentiate among adequately capitalized companies that operate with levels of capital above the RBC requirements. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank these companies. At December 31, 2011, all of the Company's insurance subsidiaries had adjusted capital in excess of amounts requiring any company or regulatory action.

Off-Balance Sheet Arrangements

The Company has entered into certain contingent obligations for guarantees related to certain investments, third-party loans related to certain investments, certain insurance policy obligations of former insurance subsidiaries and various other indemnifications, including those related to the sale of business entities. See note 15 of notes to the Company's consolidated financial statements. The Company does not expect these arrangements to have a material effect on the Company's financial position, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources.

CRITICAL ACCOUNTING ESTIMATES

The Company considers its most significant accounting estimates to be those applied to claims and claim adjustment expense reserves and related reinsurance recoverables, investment valuation and impairments and goodwill and other intangible assets impairments.

Claims and Claim Adjustment Expense Reserves

Gross claims and claim adjustment expense reserves by product line were as follows:

(at December 31, in millions)	2011			2010		
	Case	IBNR	Total	Case	IBNR	Total
General liability	**$ 5,571**	**$ 9,657**	**$15,228**	$ 5,809	$10,449	$16,258
Property	**1,025**	**643**	**1,668**	945	627	1,572
Commercial multi-peril	**2,153**	**1,792**	**3,945**	1,897	1,766	3,663
Commercial automobile(1)	**2,388**	**1,121**	**3,509**	2,302	1,060	3,362
Workers' compensation	**9,649**	**7,348**	**16,997**	9,447	7,082	16,529
Fidelity and surety	**500**	**1,029**	**1,529**	542	1,124	1,666
Personal automobile(1)	**2,038**	**736**	**2,774**	1,863	935	2,798
Homeowners and personal—other	**778**	**814**	**1,592**	653	769	1,422
International and other	**2,370**	**1,741**	**4,111**	2,353	1,914	4,267
Property-casualty	**26,472**	**24,881**	**51,353**	25,811	25,726	51,537
Accident and health	**58**	**8**	**66**	61	8	69
Claims and claim adjustment expense reserves	**$26,530**	**$24,889**	**$51,419**	$25,872	$25,734	$51,606

(1) Includes impact from certain reclassifications made to 2010 amounts to conform to 2011 presentation.

The $187 million decrease in gross claims and claim adjustment expense reserves since December 31, 2010 primarily reflected the impact of net favorable prior year reserve development and payments related to operations in runoff, including asbestos and environmental claims, partially offset by the significant catastrophe losses incurred in 2011 and growth in business volume.

Asbestos and environmental reserves are included in the General liability, Commercial multi-peril and International and other lines in the foregoing summary table. Asbestos and environmental reserves are discussed separately; see "Asbestos Claims and Litigation", "Environmental Claims and Litigation" and "Uncertainty Regarding Adequacy of Asbestos and Environmental Reserves."

Claims and claim adjustment expense reserves represent management's estimate of ultimate unpaid costs of losses and loss adjustment expenses for claims that have been reported and claims that have been incurred but not yet reported (IBNR). Claims and claim adjustment expense reserves do not represent an exact calculation of liability, but instead represent management estimates, generally utilizing actuarial expertise and projection techniques, at a given accounting date. These estimates are expectations of what the ultimate settlement and administration of claims will cost upon final resolution in the future, based on the Company's assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity and frequency, expected interpretations of legal theories of liability and other factors. In establishing gross claims and claim adjustment expense reserves, the Company also considers salvage and subrogation. Estimated recoveries from reinsurance are included in "Reinsurance Recoverables" as an asset on the Company's consolidated balance sheet. The claims and claim adjustment expense reserves are reviewed regularly by qualified actuaries employed by the Company.

The process of estimating claims and claim adjustment expense reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, changes in individuals involved in the reserve estimation process, economic inflation, legal trends and legislative changes, among others. The impact of many of these items on ultimate costs for claims and claim adjustment expenses is difficult to estimate. Estimation difficulties also differ significantly by product line due to differences in claim complexity, the volume of claims, the potential severity of individual claims, the determination of occurrence date for a claim and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer). Informed judgment is applied throughout the process, including the application of various individual experiences and expertise to multiple sets of data and analyses. The Company continually refines its estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. The Company rigorously attempts to consider all significant facts and circumstances known at the time claims and claim adjustment expense reserves are established. Due to the inherent uncertainty underlying these estimates including, but not limited to, the future settlement environment, final resolution of the estimated liability for claims and claim adjustment expenses may be higher or lower than the related claims and claim adjustment expense reserves at the reporting date. Therefore, actual paid losses, as claims are settled in the future, may be materially different than the amount currently recorded—favorable or unfavorable.

Because establishment of claims and claim adjustment expense reserves is an inherently uncertain process involving estimates, currently established claims and claim adjustment expense reserves may change. The Company reflects adjustments to the reserves in the results of operations in the period the estimates are changed.

There are also additional risks which impact the estimation of ultimate costs for catastrophes. For example, the estimation of reserves related to hurricanes, tornadoes and other catastrophic events can be affected by the inability of the Company and its insureds to access portions of the impacted areas, the complexity of factors contributing to the losses, the legal and regulatory uncertainties and the nature of the information available to establish the reserves. Complex factors include, but are not limited to: determining whether damage was caused by flooding versus wind; evaluating general liability and pollution exposures; estimating additional living expenses; estimating the impact of demand surge, infrastructure disruption, fraud, the effect of mold damage and business interruption costs; and reinsurance collectibility. The timing of a catastrophe, such as at or near the end of a reporting period, can also affect the information available to the Company in estimating reserves for that reporting period. The estimates related to catastrophes are adjusted as actual claims emerge.

A portion of the Company's claims and claim adjustment expense reserves (totaling $3.13 billion at December 31, 2011) are for asbestos and environmental claims and related litigation. While the ongoing review of asbestos and environmental claims and associated liabilities considers the inconsistencies of court decisions as to coverage, plaintiffs' expanded theories of liability and the risks inherent in complex litigation and other uncertainties, in the opinion of the Company's management, it is possible that the outcome of the continued uncertainties regarding these claims could result in liability in future periods that differs from current reserves by an amount that could be material to the

Company's future operating results. See the preceding discussion of "Asbestos Claims and Litigation" and "Environmental Claims and Litigation."

General Discussion

The process for estimating the liabilities for claims and claim adjustment expenses begins with the collection and analysis of claim data. Data on individual reported claims, both current and historical, including paid amounts and individual claim adjuster estimates, are grouped by common characteristics (components) and evaluated by actuaries in their analyses of ultimate claim liabilities by product line. Such data is occasionally supplemented with external data as available and when appropriate. The process of analyzing reserves for a component is undertaken on a regular basis, generally quarterly, in light of continually updated information.

Multiple estimation methods are available for the analysis of ultimate claim liabilities. Each estimation method has its own set of assumption variables and its own advantages and disadvantages, with no single estimation method being better than the others in all situations and no one set of assumption variables being meaningful for all product line components. The relative strengths and weaknesses of the particular estimation methods when applied to a particular group of claims can also change over time. Therefore, the actual choice of estimation method(s) can change with each evaluation. The estimation method(s) chosen are those that are believed to produce the most reliable indication at that particular evaluation date for the claim liabilities being evaluated.

In most cases, multiple estimation methods will be valid for the particular facts and circumstances of the claim liabilities being evaluated. This will result in a range of reasonable estimates for any particular claim liability. The Company uses such range analyses to back test whether previously established estimates for reserves at the reporting segments are reasonable, given subsequent information. Reported values found to be closer to the endpoints of a range of reasonable estimates are subject to further detailed reviews. These reviews may substantiate the validity of management's recorded estimate or lead to a change in the reported estimate.

The exact boundary points of these ranges are more qualitative than quantitative in nature, as no clear line of demarcation exists to determine when the set of underlying assumptions for an estimation method switches from being reasonable to unreasonable. As a result, the Company does not believe that the endpoints of these ranges are or would be comparable across companies. In addition, potential interactions among the different estimation assumptions for different product lines make the aggregation of individual ranges a highly judgmental and inexact process.

Property-casualty insurance policies are either written on a claims-made or on an occurrence basis. Claims-made policies generally cover, subject to requirements in individual policies, claims reported during the policy period. Policies that are written on an occurrence basis require that the insured demonstrate that a loss occurred in the policy period, even if the insured reports the loss many years later.

Most general liability policies are written on an occurrence basis. These policies are subject to substantial loss development over time as facts and circumstances change in the years following the policy issuance. The occurrence form, which accounts for much of the reserve development in asbestos and environmental exposures, is also used to provide coverage for construction general liability, including construction defect. Occurrence-based forms of insurance for general liability exposures require substantial projection of various trends, including future inflation and judicial interpretations and societal litigation dynamics, among others.

A basic premise in most actuarial analyses is that past patterns demonstrated in the data will repeat themselves in the future, absent a material change in the associated risk factors discussed below. To the extent a material change affecting the ultimate claim liability is known, such change is quantified to the extent possible through an analysis of internal company data and, if available and when appropriate, external data. Such a measurement is specific to the facts and circumstances of the particular claim portfolio and the known change being evaluated. Significant structural changes to the available data, product mix or organization can materially impact the reserve estimation process.

Informed judgment is applied throughout the reserving process. This includes the application of various individual experiences and expertise to multiple sets of data and analyses. In addition to actuaries, experts involved with the reserving process also include underwriting and claims personnel and lawyers, as well as other company management. Therefore, management may have to consider varying individual viewpoints as part of its estimation of claims and claim adjustment expense reserves. It is also likely that during periods of significant change, such as a merger, consistent application of informed judgment becomes even more complicated and difficult.

The variables discussed above in this general discussion have different impacts on reserve estimation uncertainty for a given product line, depending on the length of the claim tail, the reporting lag, the impact of individual claims and the complexity of the claim process for a given product line.

Product lines are generally classifiable as either long tail or short tail, based on the average length of time between the event triggering claims under a policy and the final resolution of those claims. Short tail claims are reported and settled quickly, resulting in less estimation variability. The longer the time before final claim resolution, the greater the exposure to estimation risks and hence the greater the estimation uncertainty.

A major component of the claim tail is the reporting lag. The reporting lag, which is the time between the event triggering a claim and the reporting of the claim to the insurer, makes estimating IBNR inherently more uncertain. In addition, the greater the reporting lag, the greater the proportion of IBNR to the total claim liability for the product line. Writing new products with material reporting lags can result in adding several years' worth of IBNR claim exposure before the reporting lag exposure becomes clearly observable, thereby increasing the risk associated with pricing and reserving such products. The most extreme example of claim liabilities with long reporting lags are asbestos claims.

For some lines, the impact of large individual claims can be material to the analysis. These lines are generally referred to as being "low frequency/high severity," while lines without this "large claim" sensitivity are referred to as "high frequency/low severity." Estimates of claim liabilities for low frequency/high severity lines can be sensitive to the impact of a small number of potentially large claims. As a result, the role of judgment is much greater for these reserve estimates. In contrast, for high frequency/low severity lines the impact of individual claims is relatively minor and the range of reasonable reserve estimates is narrower and more stable.

Claim complexity can also greatly affect the estimation process by impacting the number of assumptions needed to produce the estimate, the potential stability of the underlying data and claim process, and the ability to gain an understanding of the data. Product lines with greater claim complexity, such as for certain surety and construction exposures, have inherently greater estimation uncertainty.

Actuaries have to exercise a considerable degree of judgment in the evaluation of all these factors in their analysis of reserves. The human element in the application of actuarial judgment is unavoidable when faced with material uncertainty. Different actuaries may choose different assumptions when faced with such uncertainty, based on their individual backgrounds, professional experiences and areas of focus. Hence, the estimates selected by the various actuaries may differ materially from each other.

Lastly, significant structural changes to the available data, product mix or organization can also materially impact the reserve estimation process. Events such as mergers increase the inherent uncertainty of reserve estimates for a period of time, until stable trends re-establish themselves within the new organization.

Risk factors

The major causes of material uncertainty ("risk factors") generally will vary for each product line, as well as for each separately analyzed component of the product line. In a few cases, such risk factors are explicit assumptions of the estimation method, but in most cases, they are implicit. For example, a method may explicitly assume that a certain percentage of claims will close each year, but will implicitly assume that the legal interpretation of existing contract language will remain unchanged. Actual results will likely vary from expectations for each of these assumptions, causing actual paid losses, as claims are settled in the future, to be different in amount than the reserves being estimated currently.

Some risk factors will affect more than one product line. Examples include changes in claim department practices, changes in settlement patterns, regulatory and legislative actions, court actions, timeliness of claim reporting, state mix of claimants and degree of claimant fraud. The extent of the impact of a risk factor will also vary by components within a product line. Individual risk factors are also subject to interactions with other risk factors within product line components.

The effect of a particular risk factor on estimates of claim liabilities cannot be isolated in most cases. For example, estimates of potential claim settlements may be impacted by the risk associated with potential court rulings, but the final settlement agreement typically does not delineate how much of the settled amount is due to this and other factors.

The evaluation of data is also subject to distortion from extreme events or structural shifts, sometimes in unanticipated ways. For example, the timing of claims payments in one geographic region will be impacted if claim adjusters are temporarily reassigned from that region to help settle catastrophe claims in another region.

While some changes in the claim environment are sudden in nature (such as a new court ruling affecting the interpretation of all contracts in that jurisdiction), others are more evolutionary. Evolutionary changes can occur when multiple factors affect final claim values, with the uncertainty surrounding each factor being resolved separately, in stepwise fashion. The final impact is not known until all steps have occurred.

Sudden changes generally cause a one-time shift in claim liability estimates, although there may be some lag in reliable quantification of their impact. Evolutionary changes generally cause a series of shifts in claim liability estimates, as each component of the evolutionary change becomes evident and estimable.

Actuarial methods for analyzing and estimating claims and claim adjustment expense reserves

The principal estimation and analysis methods utilized by the Company's actuaries are the paid development method, the case incurred development method, the Bornhuetter-Ferguson (BF) method, and average value analysis combined with the reported claim development method. The BF method is usually utilized for more recent accident periods, with a transition to other methods as the underlying claim data becomes more voluminous and therefore more credible. These are typically referred to as conventional actuarial methods. (See Glossary for an explanation of these methods).

While these are the principal methods utilized throughout the Company, actuaries evaluating a particular component for a product line have available to them the full range of methods developed within the casualty actuarial profession. The Company's actuaries are also continually monitoring developments within the profession for advances in existing techniques or the creation of new techniques that might improve current and future estimates.

Some components of product line reserves are susceptible to relatively infrequent large claims that can materially impact the total estimate for that component. In such cases, the Company's actuarial analysis generally isolates and analyzes separately such large claims. The reserves excluding such large claims are generally analyzed using the conventional methods described above. The reserves associated with large claims are then analyzed utilizing various methods, such as:

- Estimating the number of large claims and their average values based on historical trends from prior accident periods, adjusted for the current environment and supplemented with actual data for the accident year analyzed to the extent available.
- Utilizing individual claim adjuster estimates of the large claims, combined with continual monitoring of the aggregate accuracy of such claim adjuster estimates. (This monitoring may lead to supplemental adjustments to the aggregate of such claim estimates.)
- Utilizing historic longer-term average ratios of large claims to small claims, and applying such ratios to the estimated ultimate small claims from conventional analysis.
- Ground-up analysis of the underlying exposure (typically used for asbestos and environmental).

The results of such methodologies are subjected to various reasonability and diagnostic tests, including paid-to-incurred loss ratios, implied incurred-loss-to-earned-premium ratios and non-zero claim severity trends. An actual versus expected analysis is also performed comparing actual loss development to expected development based on the prior review. Additional analyses may be performed based on the results of these diagnostics, including the investigation of other actuarial methods.

The methods described above are generally utilized to evaluate management's existing estimate for prior accident periods. For the initial estimate of the current accident year, the available claim data is typically insufficient to produce a reliable indication. Hence, the initial estimate for an accident year is generally based on a loss ratio projection method, which uses the earned premium for the current year multiplied by a projected loss ratio. The projected loss ratio is determined through an analysis of prior periods' experience, using loss trend, rate level differences, mix of business changes and other known or observed factors influencing the current accident year relative to prior accident years. The exact number of prior accident years utilized varies by product line component, based on the volume of business for that component and the reliability of an individual accident year estimate.

Management's estimates

At least once per quarter, certain Company management meets with its actuaries to review the latest claims and claim adjustment expense reserve analyses. Based on these analyses, management determines whether its ultimate claim liability estimates should be changed. In doing so, it must evaluate whether the new data provided represents credible actionable information or an anomaly that will have no effect on estimated ultimate claim liability. For example, as described above, payments may have decreased in one geographic region due to fewer claim adjusters being available to process claims. The resulting claim payment patterns would be analyzed to determine whether or not the change in payment pattern represents a change in ultimate claim liability.

Such an assessment requires considerable judgment. It is frequently not possible to determine whether a change in the data is an anomaly until sometime after the event. Even if a change is determined to be permanent, it is not always possible to reliably determine the extent of the change until sometime later. The overall detailed analyses supporting such an effort can take several months to perform. This is because the underlying causes of the trends observed need to be evaluated, which may require the gathering or assembling of data not previously available. It may also include interviews with experts involved with the underlying processes. As a result, there can be a time lag between the emergence of a change and a determination that the change should be reflected in the Company's estimated claim liabilities. The final estimate selected by management in a reporting period is based on these various detailed analyses of past data, adjusted to reflect any new actionable information.

The Audit Committee of the Board of Directors is responsible for providing oversight of reserving propriety, and annually reviews the process by which the Company establishes reserves.

Discussion of Product Lines

The following section details reserving considerations and common risk factors by product line. There are many additional risk factors that may impact ultimate claim costs. Each risk factor presented will have a different impact on required reserves. Also, risk factors can have offsetting or compounding effects on required reserves. For example, in workers' compensation, the use of expensive medical procedures that result in medical cost inflation may enable workers to return to work faster, thereby lowering indemnity costs. Thus, in almost all cases, it is impossible to discretely measure the effect of a single risk factor and construct a meaningful sensitivity expectation.

In order to provide information on reasonably possible reserving changes by product line, the historical changes in year-end claims and claim adjustment expense reserves over a one-year period are provided for the U.S. product lines. This information is provided for both the Company and the industry for the nine most recent years, and is based on the most recent publicly available data for the reported line(s) that most closely match the individual product line being discussed. These changes were calculated, net of reinsurance, from statutory annual statement data found in Schedule P of those statements, and represent the reported reserve development on the beginning-of-the-year claim liabilities divided by the beginning claim liabilities, all accident years combined, excluding non-defense related claim adjustment expense. Data presented for the Company includes history for the entire Travelers group (U.S. companies only), whether or not the individual subsidiaries were originally part of SPC or TPC. This treatment is required by the statutory reporting instructions promulgated by state regulatory authorities for Schedule P. Comparable data for non-U.S. companies is not available.

General Liability

General liability is generally considered a long tail line, as it takes a relatively long period of time to finalize and settle claims from a given accident year. The speed of claim reporting and claim settlement is a function of the specific coverage provided, the jurisdiction and specific policy provisions such as self-insured retentions. There are numerous components underlying the general liability product line. Some of these have relatively moderate payment patterns (with most of the claims for a given accident year closed within 5 to 7 years), while others can have extreme lags in both reporting and payment of claims (e.g., a reporting lag of a decade or more for "construction defect" claims).

While the majority of general liability coverages are written on an "occurrence" basis, certain general liability coverages (such as those covering directors and officers or professional liability) are typically insured on a "claims-made" basis.

General liability reserves are generally analyzed as two components: primary and excess/umbrella, with the primary component generally analyzed separately for bodily injury and property damage. Bodily injury liability payments reimburse the claimant for damages pertaining to physical injury as a result of the policyholder's legal obligation arising from non-intentional acts such as negligence, subject to the insurance policy provisions. In some cases the damages can include future wage loss (which is a function of future earnings power and wage inflation) and future medical treatment costs. Property damage liability payments result from damages to the claimant's private property arising from the policyholder's legal obligation for non-intentional acts. In most cases, property damage losses are a function of costs as of the loss date, or soon thereafter. In addition, sizable or unique exposures are reviewed separately. These exposures include asbestos, environmental, other mass torts, construction defect, medical malpractice and large unique accounts that would otherwise distort the analysis. These unique categories often require a very high degree of judgment and require reserve analyses that do not rely on conventional actuarial methods.

Defense costs are also a part of the insured costs covered by liability policies and can be significant, sometimes greater than the cost of the actual paid claims. For some products this risk is mitigated by policy language such that the insured portion of defense costs erodes the amount of policy limit available to pay the claim. Such "defense within the limits" policies are most common for "claims-made" products. When defense costs are outside of the limits, amounts paid for defense costs do not erode the policy limits.

This line is typically the largest source of reserve estimate uncertainty in the United States (excluding assumed reinsurance contracts covering the same risk). Major contributors to this reserve estimate uncertainty include the reporting lag (i.e., the length of time between the event triggering coverage and the actual reporting of the claim), the number of parties involved in the underlying tort action, whether the "event" triggering coverage is confined to only one time period or is spread over multiple time periods, the potential dollars involved (in the individual claim actions), whether such claims were reasonably foreseeable and intended to be covered at the time the contracts were written (i.e., coverage dispute potential), and the potential for mass claim actions. Claims with longer reporting lags result in greater inherent risk. This is especially true for alleged claims with a latency feature, particularly where courts have ruled that coverage is spread over multiple policy years, hence involving multiple defendants (and their insurers and reinsurers) and multiple policies (thereby increasing the potential dollars involved and the underlying settlement complexity). Claims with long latencies also increase the potential recognition lag (i.e., the lag between writing a type of policy in a certain market and the recognition that such policies have potential mass tort and/or latent claim exposure).

The amount of reserve estimate uncertainty also varies significantly by component for the general liability product line. The components in this product line with the longest latency, longest reporting lags, largest potential dollars involved and greatest claim settlement complexity are asbestos and environmental. Components that include latency, reporting lag and/or complexity issues, but to a materially lesser extent than asbestos and environmental, include construction defect, medical malpractice and other mass tort actions. Many components of general liability are not subject to material latency or claim complexity risks and hence have materially less uncertainty than the previously mentioned components. In general, policies providing coverage with shorter reporting lags, fewer parties involved in settlement negotiations, only one policy potentially triggered per claim, fewer potential settlement dollars, reasonably foreseeable (and stable) potential hazards/claims and no mass tort potential result in much less reserve estimate uncertainty than policies without those characteristics.

In addition to the conventional actuarial methods mentioned in the general discussion section, the company utilizes various report year development and S-curve methods for the construction defect components of this product line. The Construction Defect report year development analysis is supplemented with projected claim counts and average values for IBNR claim counts. For components with greater lags in claim reporting, such as excess and umbrella components of this product line, the company relies more heavily on the BF method than on the paid and case incurred development methods.

Examples of common risk factors, or perceptions thereof, that could change and, thus, affect the required general liability reserves (beyond those included in the general discussion section) include:

General liability risk factors

- Changes in claim handling philosophies
- Changes in policy provisions or court interpretation of such provisions
- New theories of liability
- Trends in jury awards
- Changes in the propensity to sue, in general with specificity to particular issues

- Changes in the propensity to litigate rather than settle a claim
- Changes in statutes of limitations
- Changes in the underlying court system
- Distortions from losses resulting from large single accounts or single issues
- Changes in tort law
- Shifts in law suit mix between federal and state courts
- Changes in claim adjuster office structure (causing distortions in the data)
- Changes in settlement patterns (e.g., medical malpractice)

General liability book of business risk factors

- Changes in policy provisions (e.g., deductibles, policy limits, endorsements)
- Changes in underwriting standards
- Product mix (e.g., size of account, industries insured, jurisdiction mix)

Unanticipated changes in risk factors can affect reserves. As an indicator of the causal effect that a change in one or more risk factors could have on reserves for general liability (excluding asbestos and environmental), a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.5% increase (decrease) in claims and claim adjustment expense reserves.

Historically, the one-year change in the reserve estimate for this product line, excluding estimated asbestos and environmental amounts, over the last nine years has varied from −8% to 14% (averaging 1%) for the Company and from −5% to 7% (averaging 0%) for the industry overall. The Company's year-to-year changes are driven by, and are based on, observed events during the year. Because the high end of the Company's range of historical adverse development comes from certain businesses that the Company has since exited, the Company believes that the industry's range of historical outcomes is illustrative of reasonably possible one-year changes in reserve estimates for this product line. General liability reserves (excluding asbestos and environmental) represent approximately 25% of the Company's total claims and claim adjustment expense reserves.

The Company's change in reserve estimate for this product line, excluding estimated asbestos and environmental amounts, was −8% for 2011, −5% for 2010 and −5% for 2009. The 2011 change was concentrated in excess coverages for accident years 2005-2008 and reflected what the Company believes are more favorable legal and judicial environments than what the Company previously expected. The 2010 change was primarily concentrated in excess coverages for accident years 2006 and prior and reflected what the Company believes are more favorable legal and judicial environments than what the Company previously expected. The 2009 change was driven by several factors, including improved legal and judicial environments, as well as enhanced risk control, underwriting and claim process initiatives.

Property

Property is generally considered a short tail line with a simpler and faster claim reporting and adjustment process than liability coverages, and less uncertainty in the reserve setting process (except for more complex business interruption claims). It is generally viewed as a moderate frequency, low to moderate severity line, except for catastrophes and coverage related to large properties. The claim reporting and settlement process for property coverage claim reserves is generally restricted to the insured and the insurer. Overall, the claim liabilities for this line create a low estimation risk, except possibly for catastrophes and business interruption claims.

Property reserves are typically analyzed in two components, one for catastrophic or other large single events, and another for all other events. Examples of common risk factors, or perceptions thereof, that could change and, thus, affect the required property reserves (beyond those included in the general discussion section) include:

Property risk factors

- Physical concentration of policyholders
- Availability and cost of local contractors
- For the more severe catastrophic events, "demand surge" inflation, which refers to significant short-term increases in building material and labor costs due to a sharp increase in demand for those materials and services
- Local building codes
- Amount of time to return property to full usage (for business interruption claims)
- Frequency of claim re-openings on claims previously closed
- Court interpretation of policy provisions (such as occurrence definition, or wind versus flooding)
- Lags in reporting claims (e.g., winter damage to summer homes, hidden damage after an earthquake, hail damage to roofs and/or equipment on roofs)
- Court or legislative changes to the statute of limitations

Property book of business risk factors

- Policy provisions mix (e.g., deductibles, policy limits, endorsements)
- Changes in underwriting standards

Unanticipated changes in risk factors can affect reserves. As an indicator of the causal effect that a change in one or more risk factors could have on reserves for property, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.1% increase (decrease) in claims and claim adjustment expense reserves.

Historically, the one-year change in the reserve estimate for this product line over the last nine years has varied from −34% to 26% (averaging −13%) for the Company, and from −14% to 7% (averaging −7%) for the industry overall. The Company's year-to-year changes are driven by, and are based on, observed events during the year. Because the high end of the Company's range of historical adverse development comes from certain businesses that the Company has since exited, the Company believes that the industry's range of historical outcomes is illustrative of reasonably possible one-year changes in reserve estimates for this product line. Property reserves represent approximately 3% of the Company's total claims and claim adjustment expense reserves.

Since property is considered a short tail coverage, the one year change for property can be more volatile than that for the longer tail product lines. This is due to the fact that the majority of the reserve for property relates to the most recent accident year, which is subject to the most uncertainty for all product lines. This recent accident year uncertainty is relevant to property because of weather related events which, notwithstanding 2010 and 2011 experience, tend to be concentrated in the second half of the year, and generally are not completely resolved until the following year. Reserve estimates associated with major catastrophes may take even longer to resolve. The reserve estimates for this product line are also potentially subject to material changes due to uncertainty in measuring ultimate losses for unprecedented significant catastrophes such as the events of September 11, 2001 and Hurricane Katrina.

The Company's change in reserve estimate for this product line was −5% for 2011, −25% for 2010 and −9% for 2009. The 2011 change primarily reflected better than expected development in the 2008 and 2009 accident years for certain large national property and ocean marine exposures. The 2010 change primarily occurred in the 2008 and 2009 accident years as a result of better than expected loss development in Industry-Focused Underwriting and Target Risk Underwriting. The 2009 change was primarily driven by better than expected loss development in the 2007 and 2008 accident years for certain large national property and inland marine exposures. In addition, the 2005 accident year experience improved due to the litigation environment relating to, and ongoing claim settlements for, Hurricane Katrina.

Commercial Multi-Peril

Commercial multi-peril provides a combination of property and liability coverage typically for small businesses and, therefore, includes both short and long tail coverages. For property coverage, it generally takes a relatively short period of time to close claims, while for the other coverages, generally for the liability coverages, it takes a longer period of time to close claims.

The reserving risk for this line is dominated by the liability coverage portion of this product, except occasionally in the event of catastrophic or large single losses. The reserving risk for this line differs from that of the general liability product line and the property product line due to the nature of the customer. Commercial multi-peril is generally sold to smaller-sized accounts, while the customer profile for general liability and property includes larger customers.

See "Property risk factors" and "General liability risk factors," discussed above, with regard to reserving risk for commercial multi-peril.

Unanticipated changes in risk factors can affect reserves. As an indicator of the causal effect that a change in one or more risk factors could have on reserves for commercial multi-peril (excluding asbestos and environmental), a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.2% increase (decrease) in claims and claim adjustment expense reserves.

Historically, the one-year change in the reserve estimate for this product line over the last nine years has varied from −16% to 3% (averaging −5%) for the Company, and from −5% to 6% (averaging 0%) for the industry overall. The Company's year-to-year changes are driven by, and are based on, observed events during the year. The Company believes that its range of historical outcomes is illustrative of reasonably possible one-year changes in reserve estimates for this product line. Commercial multi-peril reserves (excluding asbestos and environmental reserves) represent approximately 7% of the Company's total claims and claim adjustment expense reserves.

As discussed above, this line combines general liability and property coverages and it has been impacted in the past by many of the same events as those two lines.

The Company's change in reserve estimate for this product line was 3% for 2011, 0% for 2010 and −8% for 2009. The 2011 change reflected unfavorable loss development driven by late reporting of hail claims incurred in 2010. The 2009 change was attributable to several factors, including improved legal and judicial environments, and enhanced risk control, underwriting and claim process initiatives. Also contributing to the change was improvement in the litigation environment relating to, and ongoing claim settlements for, Hurricane Katrina.

Commercial Automobile

The commercial automobile product line is a mix of property and liability coverages and, therefore, includes both short and long tail coverages. The payments that are made quickly typically pertain to auto physical damage (property) claims and property damage (liability) claims. The payments that take longer to finalize and are more difficult to estimate relate to bodily injury claims. In general, claim reporting lags are minor, claim complexity is not a major issue, and the line is viewed as high frequency, low to moderate severity. Overall, the claim liabilities for this line create a moderate estimation risk.

Commercial automobile reserves are typically analyzed in four components: bodily injury liability; property damage liability; collision claims; and comprehensive claims. These last two components have minimum reserve risk and fast payouts and, accordingly, separate risk factors are not presented.

The Company utilizes the conventional actuarial methods mentioned in the general discussion above in estimating claim liabilities for this line. This is supplemented with detailed custom analyses where needed.

Examples of common risk factors, or perceptions thereof, that could change and, thus, affect the required commercial automobile reserves (beyond those included in the general discussion section) include:

Bodily injury and property damage liability risk factors

- Trends in jury awards
- Changes in the underlying court system
- Changes in case law
- Litigation trends
- Frequency of claims with payment capped by policy limits
- Change in average severity of accidents, or proportion of severe accidents
- Changes in auto safety technology
- Subrogation opportunities
- Changes in claim handling philosophies
- Frequency of visits to health providers
- Number of medical procedures given during visits to health providers
- Types of health providers used
- Types of medical treatments received
- Changes in cost of medical treatments
- Degree of patient responsiveness to treatment

Commercial automobile book of business risk factors

- Changes in policy provisions (e.g., deductibles, policy limits, endorsements, etc.)
- Changes in mix of insured vehicles (e.g., long haul trucks versus local and smaller vehicles, fleet risks versus non-fleets)
- Changes in underwriting standards

Unanticipated changes in risk factors can affect reserves. As an indicator of the causal effect that a change in one or more risk factors could have on reserves for commercial automobile, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.2% increase (decrease) in claims and claim adjustment expense reserves.

Historically, the one-year change in the reserve estimate for this product line over the last nine years has varied from −10% to 5% (averaging −3%) for the Company, and from −3% to 5% (averaging −1%) for the industry overall. The Company's year-to-year changes are driven by, and are based on, observed events during the year. The Company believes that its range of historical outcomes is illustrative of reasonably possible one-year changes in reserve estimates for this product line. Commercial automobile reserves represent approximately 7% of the Company's total claims and claim adjustment expense reserves.

The Company's change in reserve estimate for this product line was 5% for 2011, −1% for 2010 and −6% for 2009. The 2011 change reflected worse than expected severity for the 2009 and 2010 accident years. The 2009 change was a result of better than expected loss development, primarily for recent accident years, which was attributable to several factors, including improved legal and judicial environments, and enhanced risk control, underwriting and claim process initiatives.

Workers' Compensation

Workers' compensation is generally considered a long tail coverage, as it takes a relatively long period of time to finalize claims from a given accident year. While certain payments such as initial medical treatment or temporary wage replacement for the injured worker are made quickly, some other payments are made over the course of several years, such as awards for permanent partial injuries. In addition, some payments can run as long as the injured worker's life, such as permanent disability benefits and on-going medical care. Despite the possibility of long payment tails, the reporting lags are generally short, settlements are generally not complex, and most of the liability can be considered high frequency with moderate severity. The largest reserve risk generally comes from the low frequency, high severity claims providing lifetime coverage for medical expense arising from a worker's injury. Overall, the claim liabilities for this line create a somewhat greater than moderate estimation risk.

Workers' compensation reserves are typically analyzed in three components: indemnity losses, medical losses and claim adjustment expenses.

Examples of common risk factors, or perceptions thereof, that could change and, thus, affect the required workers' compensation reserves (beyond those included in the general discussion section) include:

Indemnity risk factors

- Time required to recover from the injury
- Degree of available transitional jobs
- Degree of legal involvement
- Changes in the interpretations and processes of the workers' compensation commissions' oversight of claims(1)
- Future wage inflation for states that index benefits
- Changes in the administrative policies of second injury funds

Medical risk factors

- Changes in the cost of medical treatments (including prescription drugs) and underlying fee schedules ("inflation")

(1) These are administrative bodies that evaluate whether or not a given claim for workers' compensation benefits is valid. Their duties include the determination of whether a given injury arose out of the scope of employment or the determination of the degree of injury where disputes exist.

- Frequency of visits to health providers
- Number of medical procedures given during visits to health providers
- Types of health providers used
- Type of medical treatments received
- Use of preferred provider networks and other medical cost containment practices
- Availability of new medical processes and equipment
- Changes in the use of pharmaceutical drugs
- Degree of patient responsiveness to treatment

General workers' compensation risk factors

- Frequency of claim reopenings on claims previously closed
- Mortality trends of injured workers with lifetime benefits and medical treatment
- Degree of cost shifting between workers' compensation and health insurance

Workers' compensation book of business risk factors

- Product mix
- Injury type mix
- Changes in underwriting standards

Unanticipated changes in risk factors can affect reserves. As an indicator of the causal effect that a change in one or more risk factors could have on reserves for workers' compensation, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.3% increase (decrease) in claims and claim adjustment expense reserves.

Historically, the one-year change in the reserve estimate for this product line over the last nine years has varied from −1% to 2% (averaging 0%) for the Company, and from −1% to 4% (averaging 1%) for the industry overall. The Company's year-to-year changes are driven by, and are based on, observed events during the year. The Company believes that its range of historical outcomes is illustrative of reasonably possible one-year changes in reserve estimates for this product line. Workers' compensation reserves represent approximately 33% of the Company's total claims and claim adjustment expense reserves.

The Company's change in reserve estimate for this product line was 0% in 2011, −1% in 2010 and −1% for 2009.

Fidelity and Surety

Fidelity is generally considered a short tail coverage. It takes a relatively short period of time to finalize and settle fidelity claims. The volatility of fidelity reserves is generally related to the type of business of the insured, the size and complexity of the insured's business operations, amount of policy limit and attachment point of coverage. The uncertainty surrounding reserves for small, commercial insureds is typically less than the uncertainty for large commercial or financial institutions. The high frequency, low severity nature of small commercial fidelity losses provides for stability in loss estimates whereas, the low frequency, high severity nature of losses for large insureds results in a wider range of ultimate loss outcomes. Actuarial techniques that rely on a stable pattern of loss development are generally not applicable to low frequency, high severity policies.

Surety has certain components that are generally considered short tail coverages with short reporting lags, although large individual construction and commercial surety contracts can result in a long settlement tail, based on the length and complexity of the construction project or commercial transaction being insured. (Large construction projects can take many years to complete.) The frequency of losses in surety generally correlates with economic cycles as the primary cause of surety loss is the inability of an insured contractor to fulfill its contractual obligations. The Company actively seeks to mitigate this exposure to loss through disciplined risk selection and adherence to underwriting standards. The volatility of surety losses is generally related to the type of business performed by the insured, the type of bonded obligation, the amount of limit exposed to loss and the amount of assets available to the insurer to mitigate losses, such as unbilled contract funds, collateral, first and third party indemnity, and other security positions of an insured's assets. Certain classes of surety claims are very high severity, low frequency in nature. These can include large construction contractors involved with one or multiple large, complex projects as well as certain large commercial surety exposures. Other claim factors affecting reserve variability of surety include litigation related to amounts owed by and due the insured (e.g., salvage and subrogation efforts) and the results of financial restructuring of an insured.

Examples of common risk factors, or perceptions thereof, that could change and, thus, affect the required fidelity and surety reserves (beyond those included in the general discussion section) include:

Fidelity risk factors

- Type of business of insured
- Policy limit and attachment points
- Third-party claims
- Coverage litigation
- Complexity of claims
- Growth in insureds' operations

Surety risk factors

- Economic trends, including the general level of construction activity
- Concentration of reserves in a relatively few large claims
- Type of business insured
- Type of obligation insured
- Cumulative limits of liability for insured
- Assets available to mitigate loss
- Defective workmanship/latent defects
- Financial strategy of insured
- Changes in statutory obligations
- Geographic spread of business

Fidelity and Surety book of business risk factors

- Changes in policy provisions (e.g., deductibles, limits, endorsements)
- Changes in underwriting standards

Unanticipated changes in risk factors can affect reserves. As an indicator of the causal effect that a change in one or more risk factors could have on reserves for fidelity and surety, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.3% increase (decrease) in claims and claim adjustment expense reserves.

Historically, the one-year change in the reserve estimate for this product line over the last nine years has varied from −11% to 138% (averaging 14%) for the Company, and from −13% to 24% (averaging 4%) for the industry overall. The Company's year-to-year changes are driven by, and are based on, observed events during the year. Because the high end of the Company's range was due to acquired business in 2004, the Company believes that the industry's range of historical outcomes is illustrative of reasonably possible one-year changes in reserve estimates for this product line. Fidelity and surety reserves represent approximately 3% of the Company's total claims and claim adjustment expense reserves.

In general, developments on single large claims (both adverse and favorable) are a primary source of changes in reserve estimates for this product line.

The Company's change in reserve estimate for this product line was −11% for 2011, −6% for 2010 and −7% for 2009. The 2011 change primarily reflected better than expected development for accident years 2008 and prior for the contract surety business. The 2010 change was driven by better than expected loss development due to lower than expected claim activity and loss severity, primarily for the contract surety business in this product line for the 2008 and prior accident years. The 2009 change was a result of better than expected loss development for the contract surety business within this product line, primarily driven by favorable settlements on large claims from older accident years.

Personal Automobile

Personal automobile includes both short and long tail coverages. The payments that are made quickly typically pertain to auto physical damage (property) claims and property damage (liability) claims. The payments that take longer to finalize and are more difficult to estimate relate to bodily injury claims. Reporting lags are relatively short and the claim settlement process for personal automobile liability generally is the least complex of the liability products. It is generally viewed as a high frequency, low to moderate severity product line. Overall, the claim liabilities for this line create a moderate estimation risk.

Personal automobile reserves are typically analyzed in five components: bodily injury liability, property damage liability, no-fault losses, collision claims and comprehensive claims. These last two components have minimum reserve risk and fast payouts and, accordingly, separate factors are not presented.

Examples of common risk factors, or perceptions thereof, that could change and, thus, affect the required personal automobile reserves (beyond those included in the general reserve discussion section) include:

Bodily injury and property damage liability risk factors

- Trends in jury awards
- Changes in the underlying court system and its philosophy
- Changes in case law
- Litigation trends
- Frequency of claims with payment capped by policy limits
- Change in average severity of accidents, or proportion of severe accidents

- Subrogation opportunities
- Degree of patient responsiveness to treatment
- Changes in claim handling philosophies

No-fault risk factors (for selected states and time periods)

- Effectiveness of no-fault laws
- Frequency of visits to health providers
- Number of medical procedures given during visits to health providers
- Types of health providers used
- Types of medical treatments received
- Changes in cost of medical treatments
- Degree of patient responsiveness to treatment

Personal automobile book of business risk factors

- Changes in policy provisions (e.g., deductibles, policy limits, endorsements, etc.)
- Changes in underwriting standards
- Changes in the use of credit data for rating and underwriting

Unanticipated changes in risk factors can affect reserves. As an indicator of the causal effect that a change in one or more risk factors could have on reserves for personal automobile, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.1% increase (decrease) in claims and claim adjustment expense reserves.

Historically, the one-year change in the reserve estimate for this product line over the last nine years has varied from −9% to 3% (averaging −3%) for the Company, and from −4% to 0% (averaging −2%) for the industry overall. The Company's year-to-year changes are driven by, and are based on, observed events during the year. The Company believes that its range of historical outcomes is illustrative of reasonably possible one-year changes in reserve estimates for this product line. Personal automobile reserves represent approximately 5% of the Company's total claims and claim adjustment expense reserves.

The Company's change in reserve estimate for this product line was 3% for 2011, 0% for 2010 and 0% for 2009. The 2011 change reflected worse than expected severity for the 2007 - 2010 accident years.

Homeowners and Personal Lines Other

Homeowners is generally considered a short tail coverage. Most payments are related to the property portion of the policy, where the claim reporting and settlement process is generally restricted to the insured and the insurer. Claims on property coverage are typically reported soon after the actual damage occurs, although delays of several months are not unusual. The resulting settlement process is typically fairly short term, although exceptions do exist.

The liability portion of the homeowners policy generates claims which take longer to pay due to the involvement of litigation and negotiation, but with generally small reporting lags. In addition, reserves related to umbrella coverages have greater uncertainty since umbrella liability payments are often made far into the future.

Overall, the line is generally high frequency, low to moderate severity (except for catastrophes), with simple to moderate claim complexity.

Homeowners reserves are typically analyzed in two components: non-catastrophe related losses and catastrophe loss payments.

Examples of common risk factors, or perceptions thereof, that could change and, thus, affect the required homeowners reserves (beyond those included in the general discussion section) include:

Non-catastrophe risk factors

- Salvage opportunities
- Amount of time to return property to residential use
- Changes in weather patterns
- Local building codes
- Litigation trends
- Trends in jury awards
- Court interpretation of policy provisions (such as occurrence definition, or wind versus flooding)
- Lags in reporting claims (e.g., winter damage to summer homes, hidden damage after an earthquake, hail damage to roofs and/or equipment on roofs)
- Court or legislative changes to the statute of limitations

Catastrophe risk factors

- Physical concentration of policyholders
- Availability and cost of local contractors
- Local building codes
- Quality of construction of damaged homes
- Amount of time to return property to residential use
- For the more severe catastrophic events, "demand surge" inflation, which refers to significant short-term increases in building material and labor costs due to a sharp increase in demand for those materials and services

Homeowners book of business risk factors

- Policy provisions mix (e.g., deductibles, policy limits, endorsements, etc.)
- Degree of concentration of policyholders
- Changes in underwriting standards
- Changes in the use of credit data for rating and underwriting

Unanticipated changes in risk factors can affect reserves. As an indicator of the causal effect that a change in one or more risk factors could have on reserves for homeowners and personal lines other, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.1% increase (decrease) in claims and claim adjustment expense reserves.

Historically, the one-year change in the reserve estimate for this product line (excluding the umbrella line of business, which for statutory reporting purposes is included with the general liability line of business) over the last nine years has varied from −31% to 3% (averaging −12%) for the

Company, and from −8% to 11% (averaging −3%) for the industry overall. The Company's year-to-year changes are driven by, and are based on, observed events during the year. The Company believes that its range of historical outcomes is illustrative of reasonably possible one-year changes in reserve estimates for this product line. Homeowners and personal lines other reserves represent approximately 3% of the Company's total claims and claim adjustment expense reserves.

This line combines both liability and property coverages; however, the majority of the reserves relate to property. While property is considered a short tail coverage, the one year change for property can be more volatile than that for the longer tail product lines. This is due to the fact that the majority of the reserve for property relates to the most recent accident year, which is subject to the most uncertainty for all product lines. This recent accident year uncertainty is relevant to property because of weather related events which, notwithstanding 2010 and 2011 experience, tend to be concentrated in the second half of the year, and generally are not completely resolved until the following year. Reserve estimates associated with major catastrophes may take even longer to resolve.

The Company's change in reserve estimate for this product line (excluding the umbrella line of business) was −7% for 2011, 2% for 2010 and −14% for 2009. The Company's change in reserve estimate for this product line including the umbrella line of business was −11% for 2011, −4% for 2010 and −12% for 2009. The 2011 change reflected better than expected loss development related to catastrophe losses incurred in the first half of 2010, as well as better than expected loss development in the 2006 - 2010 accident years for the umbrella line of business. The 2010 change reflected favorable loss development in the 2008 and prior accident years, primarily for the umbrella line of business, partially offset by unfavorable loss development in the 2009 accident year for the homeowners' line of business that was driven by higher than anticipated late-reported claims related to storms in 2009. The 2009 change primarily reflected favorable loss development related to Hurricanes Ike and Katrina, as well as the 2007 California wildfires.

International and other

International and other includes products written by International and other products not discussed above. The principal component of "other" claim reserves is assumed reinsurance written on an excess-of-loss basis, which may include reinsurance of non-U.S. exposures, and is runoff business.

International and other claim liabilities result from a mix of coverages, currencies and jurisdictions/countries. The common characteristic is the need to customize the analysis to the individual component, and the inability to rely on data characterizations and reporting requirements in the U.S. statutory reporting framework.

Due to changes in the business mix for this line over time, the recently incurred claim liabilities are relatively short term (due to both the products and the jurisdictions involved, e.g., the Republic of Ireland and the United Kingdom), while the older liabilities include some from runoff operations that are extremely long tail (e.g., U.S. excess liabilities reinsured through the London market, and several underwriting pools in runoff). The speed of claim reporting and claim settlement is a function of the specific coverage provided, the jurisdiction, the distribution system (e.g., underwriting pool versus direct) and the proximity of the insurance sale to the insured hazard (e.g., insured and insurer located in different countries). In particular, liabilities arising from the underwriting pools in runoff may result in significant reporting lags, settlement lags and claim complexity, due to the need to coordinate with other pool members or co-insurers through a broker or lead-insurer for claim settlement purposes.

International and other reserves are generally analyzed by program/pool, country and general coverage category (e.g., U.S. Liability—excess of loss reinsurance, or General Liability—Municipalities—by country). The business is also generally split by direct versus assumed reinsurance for a given coverage/jurisdiction. Where the underlying insured hazard is outside the United States, the underlying coverages are generally similar to those described under the General Liability and Property discussion above, provided that reserves relating to insured hazards outside the United States are analyzed taking into account differences in the legal environment and differences in terms and conditions, including, for example and where applicable, that in some jurisdictions there are no aggregate policy limits on certain liability coverages. Where the underlying hazard is within the U.S., the coverage involved is typically that of General Liability and Property, but on an excess or excess-of-loss reinsurance basis. Excess exposure requires the insured to "prove" not only claims under the policy, but also the prior payment of claims reaching up to the excess policy's attachment point.

Examples of common risk factors, or perceptions thereof, that could change and, thus, affect the required International and other reserves (beyond those included in the general discussion section) include:

International and other risk factors

- Changes in claim handling procedures, including those of the primary carriers
- Changes in policy provisions or court interpretation of such provision
- New theories of liability
- Trends in jury awards
- Changes in the propensity to sue
- Changes in statutes of limitations
- Changes in the underlying court system
- Distortions from losses resulting from large single accounts or single issues
- Changes in tort law
- Changes in claim adjuster office structure (causing distortions in the data)

International and other book of business risk factors

- Changes in policy provisions (e.g., deductibles, policy limits, endorsements, "claims-made" language)
- Changes in underwriting standards
- Product mix (e.g., size of account, industries insured, jurisdiction mix)

Unanticipated changes in risk factors can affect reserves. As an indicator of the causal effect that a change in one or more risk factors could have on reserves for International and other (excluding asbestos and environmental), a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.3% increase (decrease) in claims and claim adjustment expense reserves. International and other reserves (excluding asbestos and environmental) represent approximately 8% of the Company's total claims and claim adjustment expense reserves.

International and other represents a combination of different product lines, some of which are in runoff. Comparative historical information is not available for international product lines as insurers domiciled outside of the U.S. do not file U.S. statutory reports. Comparative historical information on runoff business is not indicative of reasonably possible one-year changes in the reserve estimate for this mix of runoff business. Accordingly, the Company has not included comparative analyses for International and other.

Reinsurance Recoverables

The following table summarizes the composition of the Company's reinsurance recoverables:

(at December 31, in millions)	2011	2010
Gross reinsurance recoverables on paid and unpaid claims and claim adjustment expenses	**$ 6,216**	$ 6,934
Allowance for uncollectible reinsurance	**(345)**	(363)
Net reinsurance recoverables	**5,871**	6,571
Mandatory pools and associations(1)	**2,020**	2,043
Structured settlements(2)	**3,291**	3,380
Total reinsurance recoverables	**$11,182**	$11,994

(1) Includes impact from certain reclassifications made to 2010 amounts to conform to 2011 presentation.

(2) Included in the Company's reinsurance recoverables are certain structured settlements issued by Fidelity & Guaranty Life, which was previously a subsidiary of Old Mutual U.S. Life Holdings, Inc. prior to being sold by its U.K. parent company to Harbinger Group Inc. and being renamed.

The $700 million decline in net reinsurance recoverables since December 31, 2010 reflected cash collections and the impact of net favorable prior year reserve development.

Amounts recoverable from reinsurers are estimated in a manner consistent with the associated claim liability. The Company evaluates and monitors the financial condition of its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurer insolvencies. In addition, in the ordinary course of business, the Company becomes involved in coverage disputes with its reinsurers. Some of these disputes could result in lawsuits and arbitrations brought by or against the reinsurers to determine the Company's rights and obligations under the various reinsurance agreements. The Company employs dedicated specialists and aggressive strategies to manage reinsurance collections and disputes.

The reinsurance agreements that the Company entered into as part of its catastrophe bond programs are dual trigger contracts and meet the requirements to be accounted for as reinsurance in accordance with guidance for accounting for reinsurance contracts. The Company's catastrophe bond programs are described in more detail in "Item 1—Business—Catastrophe Reinsurance."

The Company reports its reinsurance recoverables net of an allowance for estimated uncollectible reinsurance recoverables. The allowance is based upon the Company's ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing, disputes, applicable coverage defenses and other relevant factors. Accordingly, the establishment of reinsurance recoverables and the related allowance for uncollectible reinsurance recoverables is also an inherently uncertain process involving estimates. From time to time, as a result of the long-tailed nature of the underlying liabilities, coverage complexities and potential for disputes, the Company considers the commutation of reinsurance contracts. Changes in estimated reinsurance recoverables and commutation activity could result in additional income statement charges.

Recoverables attributable to structured settlements relate primarily to personal injury claims, of which workers' compensation claims comprise a significant portion, for which the Company has purchased annuities and remains contingently liable in the event of a default by the companies issuing the annuities. Recoverables attributable to mandatory pools and associations relate primarily to workers' compensation service business. These recoverables are supported by the participating insurance companies' obligation to pay a pro rata share based on each company's voluntary market share of written premium in each state in which it is a pool participant. In the event a member of a mandatory pool or association defaults on its share of the pool's or association's obligations, the other members' share of such obligation increases proportionally.

On August 20, 2010, in a reinsurance dispute in New York state court captioned *United States Fidelity & Guaranty Company v. American Re-Insurance Company, et al.*, the trial court granted summary judgment for United States Fidelity and Guaranty Company (USF&G), a subsidiary of the Company, and on October 25, 2010, entered judgment against American Re-Insurance Company, a subsidiary of Munich Re (American Re) and three other reinsurers, awarding USF&G $251 million plus pre-judgment interest in the amount of $169 million. The judgment, including the award of interest, was appealed to the New York Supreme Court, Appellate Division, First Department. On January 24, 2012, the Appellate Division affirmed the judgment, which, as of that date, totaled $467 million, comprising the judgment of $251 million and interest of $216 million (including post-judgment interest). Post-judgment interest continues to accrue (without compounding) at the rate of 9% until the judgment is paid. On January 30, 2012, the reinsurers filed a motion with the Appellate Division seeking permission to appeal its decision to the New York Court of Appeals. Whether the Appellate Division grants permission to appeal is within its discretion. The $251 million awarded by the court represents the amount owed to USF&G under the terms of the disputed reinsurance agreements and is reported as part of reinsurance recoverables in the Company's consolidated balance sheet. The interest awarded by the Court, including post-judgment interest, is treated for accounting purposes as a gain contingency in accordance with FASB Topic 450, *Contingencies,* and accordingly has not been recognized in the Company's consolidated financial statements.

Investment Valuation and Impairments

Fair Value Measurements

The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety. The three levels of the hierarchy are as follows:

- Level 1—Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2—Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.
- Level 3—Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use.

Valuation of Investments Reported at Fair Value in Financial Statements

The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in an orderly transaction between knowledgeable, unrelated, willing parties, i.e., not in a forced transaction. The estimated fair value of a financial instrument may differ from the amount that could be realized if the security was sold in an immediate sale, e.g., a forced transaction. Additionally, the valuation of investments is more subjective when markets are less liquid due to the lack of market based inputs, which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction would occur.

For investments that have quoted market prices in active markets, the Company uses the unadjusted quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the hierarchy. The Company receives the quoted market prices from a third party, nationally recognized pricing service (pricing service). When quoted market prices are unavailable, the Company utilizes a pricing service to determine an estimate of fair value, which is mainly used for its fixed maturity investments. The fair value estimates provided from this pricing service are included in the amount disclosed in Level 2 of the hierarchy. If quoted market prices and an estimate from a pricing service are unavailable, the Company produces an estimate of fair value based on internally developed valuation techniques, which, depending on the level of observable market inputs, will render the fair value estimate as Level 2 or Level 3. The Company bases all of its estimates of fair value for assets on the bid price as it represents what a third-party market participant would be willing to pay in an arm's length transaction.

Fixed Maturities

The Company utilizes a pricing service to estimate fair value measurements for approximately 98% of its fixed maturities. The pricing service utilizes market quotations for fixed maturity securities that have quoted prices in active markets. Since fixed maturities other than U.S. Treasury securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, the pricing service uses an Option Adjusted Spread model to develop prepayment and interest rate scenarios.

The pricing service evaluates each asset class based on relevant market information, relevant credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. The extent of the use of each market input depends on the asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.

The pricing service utilized by the Company has indicated that they will only produce an estimate of fair value if there is objectively verifiable information to produce a valuation. If the pricing service discontinues pricing an investment, the Company would be required to produce an estimate of fair value using some of the same methodologies as the pricing service but would have to make assumptions for market-based inputs that are unavailable due to market conditions.

The fair value estimates of most fixed maturity investments are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for such fixed maturities, other than U.S. Treasury securities, provided by the pricing service are included in the amount disclosed in Level 2 of the hierarchy. The estimated fair value of U.S. Treasury securities is included in the amount disclosed in Level 1 as the estimates are based on unadjusted market prices.

The Company reviews the estimates of fair value provided by the pricing service and compares the estimates to the Company's knowledge of the market to determine if the estimates obtained are representative of the prices in the market. In addition, the Company has periodic discussions with the pricing service to discuss any changes in their process and reactions to overall markets. The Company produces a report monthly that lists all price changes from the previous month in excess of 10%. The Company reviews the report and will challenge any prices deemed not to be representative of fair value. In addition, the Company has implemented various other processes including randomly selecting purchased or sold securities and comparing execution prices to the estimates from the pricing service as well as reviewing reports that contain securities whose valuation did not change from their previous valuation (stale price review). The Company also uses an additional independent pricing service to further test the primary pricing service's valuation of the Company's fixed maturity portfolio. These processes have not highlighted any significant issues with the fair value estimates received from the pricing service.

The Company also holds certain fixed maturity investments which are not priced by the pricing service and estimates the fair value of such fixed maturities using an internal matrix that is based on market information regarding interest rates, credit spreads and liquidity. The underlying source data for calculating the matrix of credit spreads relative to the U.S. Treasury curve are the BofA Merrill Lynch U.S. Corporate Index and the BofA Merrill Lynch High Yield BB Rated Index. The Company includes the fair value estimates of these corporate bonds in Level 2, since all significant inputs are market observable.

While the vast majority of the Company's municipal bonds are included in Level 2, the Company holds a small number of municipal bonds which are not valued by the pricing service and estimates the fair value of these bonds using an internal pricing matrix with some unobservable inputs that are significant to the valuation. Due to the limited amount of observable market information, the Company includes the fair value estimates for these particular bonds in Level 3. Additionally, the Company holds a small amount of other fixed maturity investments that have characteristics that make them unsuitable for matrix pricing. For these fixed maturities, the Company obtains a quote from a broker (typically a market maker). Due to the disclaimers on the quotes that indicate that the price is indicative only, the Company includes these fair value estimates in Level 3.

Non-Fixed Maturities and Other Investments Not Reported at Fair Value

See note 4 of notes to the Company's consolidated financial statements for a discussion of the determination of fair value of non-fixed maturities and valuation of investments not reported at fair value in the financial statements.

Investment Impairments

The Company conducts a periodic review to identify and evaluate invested assets having other-than-temporary impairments. Some of the factors considered in identifying other-than-temporary impairments include: (1) for fixed maturity investments, whether the Company intends to sell the investment or whether it is more likely than not that the Company will be required to sell the investment prior to an anticipated recovery in value; (2) for non-fixed maturity investments, the Company's ability and intent to retain the investment for a reasonable period of time sufficient to allow for an anticipated recovery in value; (3) the likelihood of the recoverability of principal and interest for fixed maturity securities (i.e., whether there is a credit loss) or cost for equity securities; (4) the length of time and extent to which the fair value has been less than amortized cost for fixed maturity securities or cost for equity securities; and (5) the financial condition, near-term and long-term prospects for the issuer, including the relevant industry conditions and trends, and implications of rating agency actions and offering prices.

Reporting of Other-Than-Temporary Impairments

For fixed maturity investments that the Company does not intend to sell or for which it is more likely than not that the Company would not be required to sell before an anticipated recovery in value, the Company separates the credit loss component of the impairment from the amount related to all other factors and reports the credit loss component in net realized investment gains (losses). The impairment related to all other factors is reported in accumulated other changes in equity from nonowner sources.

For non-fixed maturity investments and for fixed maturity investments the Company intends to sell or for which it is more likely than not that the Company will be required to sell before an anticipated recovery in value, the full amount of the impairment is included in net realized investment gains (losses).

Upon recognizing an other-than-temporary impairment, the new cost basis of the investment is the previous amortized cost basis less the other-than-temporary impairment recognized in net realized investment gains (losses). The new cost basis is not adjusted for any subsequent recoveries in fair value; however, for fixed maturity investments the difference between the new cost basis and the expected cash flows is accreted on a quarterly basis to net investment income over the remaining expected life of the investment.

Due to the subjective nature of the Company's analysis and estimates of future cash flows, along with the judgment that must be applied in the analysis, it is possible that the Company could reach a different conclusion whether or not to impair a security if it had access to additional information about the issuer. Additionally, it is possible that the issuer's actual ability to meet contractual obligations may be different than what the Company determined during its analysis, which may lead to a different impairment conclusion in future periods.

See note 1 of notes to the Company's consolidated financial statements for a further discussion of investment impairments.

Goodwill and Other Intangible Assets Impairments

See note 1 of notes to the Company's consolidated financial statements for a discussion of impairments of goodwill and other intangible assets.

OTHER UNCERTAINTIES

For a discussion of other risks and uncertainties that could impact the Company's results of operations or financial position, see note 15 of notes to the Company's consolidated financial statements and "Item 1A—Risk Factors."

FUTURE APPLICATION OF ACCOUNTING STANDARDS

See note 1 of notes to the Company's consolidated financial statements for a discussion of recently issued accounting standards updates.

The Company is currently required to prepare its financial statements in accordance with U.S. Generally Accepted Accounting Principles (GAAP), as promulgated by the Financial Accounting Standards Board (FASB). During the last several years, the Securities and Exchange Commission (SEC) has been evaluating whether, when and how International Financial Reporting Standards (IFRS) should be incorporated into the U.S. financial reporting system. Before making a decision, the SEC is completing its work plan to evaluate the remaining differences between GAAP and IFRS and examine the variations in the way IFRS was applied by various foreign companies that file financial statements with the SEC. In December 2011, the SEC staff provided an update of its progress but declined to provide a timetable for completing its analysis and making a recommendation.

The International Accounting Standards Board (IASB) and the FASB continue to work on a joint project to develop a global insurance standard that involves methodologies for valuing insurance contract liabilities that may be significantly different from the methodologies required by current

GAAP. The FASB and the IASB have also embarked on a long-term project to converge GAAP and IFRS. The Company is not able to predict whether it will choose to, or be required to, adopt IFRS or how the adoption of IFRS (or the convergence of GAAP and IFRS, including the joint project for valuing insurance contract liabilities) may impact the Company's financial statements in the future.

FORWARD-LOOKING STATEMENTS

This report contains, and management may make, certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. Words such as "may," "will," "should," "likely," "anticipates," "expects," "intends," "plans," "projects," "believes," "estimates" and similar expressions are used to identify these forward-looking statements. Specifically, statements about the Company's share repurchase plans, expected margin improvement, future pension plan contributions and the potential impact of investment markets and other economic conditions on the Company's investment portfolio and underwriting results, among others, are forward looking, and the Company may also make forward-looking statements about, among other things:

- its results of operations and financial condition (including, among other things, premium volume, premium rates, net and operating income, investment income and performance, return on equity, and expected current returns and combined ratios);
- the sufficiency of the Company's asbestos and other reserves;
- the impact of emerging claims issues as well as other insurance and non-insurance litigation;
- the cost and availability of reinsurance coverage;
- catastrophe losses;
- the impact of investment, economic and underwriting market conditions; and
- strategic initiatives.

The Company cautions investors that such statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond the Company's control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

For a discussion of some of the factors that could cause actual results to differ, see "Item 1A—Risk Factors" and "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates."

The Company's forward-looking statements speak only as of the date of this report or as of the date they are made, and the Company undertakes no obligation to update its forward-looking statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates (inclusive of credit spreads), foreign currency exchange rates and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of the Company's primary market risk exposures and how those exposures are managed as of December 31, 2011. The Company's market risk sensitive instruments, including derivatives, are primarily entered into for purposes other than trading.

The carrying value of the Company's investment portfolio at December 31, 2011 and 2010 was $72.70 billion and $72.72 billion, respectively, of which 88% and 86% was invested in fixed maturity securities, respectively. At December 31, 2011 and 2010, approximately 6.2% and 6.0%, respectively, of the Company's invested assets were denominated in foreign currencies. The Company's exposure to equity price risk is not significant. The Company has no direct commodity risk and is not a party to any credit default swaps.

The primary market risks to the investment portfolio are interest rate risk and credit risk associated with investments in fixed maturity securities. The portfolio duration relative to the liabilities' duration is primarily managed through cash market transactions and treasury futures transactions.

At December 31, 2011 and 2010, the Company's fixed maturity investment portfolio included collateralized mortgage obligations backed by alternative documentation mortgages and asset-backed securities collateralized by sub-prime mortgages with a collective fair value of $351 million and $297 million, respectively (comprising approximately 0.5% of the Company's total fixed maturity investments at both dates). The disruption in secondary investment markets for mortgage-backed securities provided the Company with the opportunity to selectively acquire additional asset-backed securities collateralized by sub-prime mortgages at discounted prices. The Company purchased $128 million and $31 million of such securities in 2011 and 2010, respectively. The Company defines sub-prime mortgage-backed securities as investments in which the underlying loans primarily exhibit one or more of the following characteristics: low FICO scores, above-prime interest rates, high loan-to-value ratios or high debt-to-income ratios. Alternative documentation securitizations are those in which the underlying loans primarily meet the government-sponsored entities' requirements for credit score but do not meet the government-sponsored entities' guidelines for documentation, property type, debt and loan-to-value ratios. The average credit rating on these securities and obligations held by the Company was "Baa2" at both December 31, 2011 and 2010.

The Company's fixed maturity investment portfolio at December 31, 2011 included securities issued by numerous states, municipalities and political subdivisions (collectively referred to as the municipal bond portfolio), a number of which were enhanced by third-party insurance for the payment of principal and interest in the event of an issuer default. The downgrade of credit ratings of insurers of these securities in recent years has resulted in a corresponding downgrade in the ratings of the securities to the underlying rating of the respective security. Of the insured municipal securities in the Company's investment portfolio at December 31, 2011, approximately 99% were rated at A3 or above, and approximately 92% were rated at Aa3 or above, without the benefit of insurance. The Company believes that a loss of the benefit of insurance would not result in a material adverse impact on the Company's results of operations, financial position or liquidity, due to the underlying credit strength of the issuers of the securities, as well as the Company's ability and intent to hold the securities. The average credit rating of the underlying issuers of these securities was "Aa2" at December 31, 2011. The average credit rating of the entire municipal bond portfolio was "Aa1" at December 31, 2011 with and without the third-party insurance.

On April 2, 2009, municipal securities issued by local governments within the United States were assigned a negative outlook by Moody's Investors Service. Notwithstanding the relatively low historical rates of default on many of these obligations and notwithstanding that the Company typically seeks to invest in high-credit-quality securities (including those with structural protections such as being secured by dedicated or pledged sources of revenue), during or following an economic downturn, the Company's municipal bond portfolio could be subject to a higher risk of default or impairment due to declining municipal tax bases and revenue. The severity and duration of state and local government budget deficits could have an adverse impact on the collectability and valuation of the Company's municipal bond portfolio. In addition, some issuers may be unwilling to increase tax rates, or to reduce spending, to fund interest or principal payments on their municipal bonds, or may be unable to access the municipal bond market to fund such payments. The risk of widespread defaults may increase if some issuers voluntarily choose to default, instead of implementing difficult fiscal measures, and the actual or perceived consequences (such as reduced access to capital markets) are less severe than expected. The risk may also increase if there are changes in legislation that permit states, or additional municipalities and political subdivisions, to file for bankruptcy protection or if there are judicial interpretations that, in a bankruptcy or other proceeding, lessen the value of structural protections.

The Company's tax-exempt fixed maturity investment portfolio was $38.52 billion and $39.03 billion at December 31, 2011 and 2010, respectively. Federal and/or state tax legislation could be enacted that would lessen or improve some or all of the tax advantages currently benefiting the Company and result in an adverse or favorable impact on the value of these holdings.

The primary market risk for all of the Company's debt is interest rate risk at the time of refinancing. The Company monitors the interest rate environment and evaluates refinancing opportunities as maturity dates approach. For additional information regarding the Company's debt see note 8 of notes to the Company's consolidated financial statements as well as the "Liquidity and Capital Resources" section of "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company's foreign exchange market risk exposure is concentrated in the Company's invested assets and insurance reserves denominated in foreign currencies. Cash flows from the Company's foreign operations are the primary source of funds for the purchase of investments denominated in foreign currencies. The Company purchases these investments primarily to fund insurance reserves and other liabilities denominated in the same currency, effectively reducing its foreign currency exchange rate exposure. Invested assets denominated in the British Pound Sterling comprised approximately 2.4% and 2.5% of the total invested assets at December 31, 2011 and 2010, respectively. Invested assets denominated in the Canadian dollar comprised approximately 2.4% and 2.3% of the total invested assets at December 31, 2011 and 2010, respectively. Invested assets denominated in other currencies at December 31, 2011 and 2010 were not material.

There were no other significant changes in the Company's primary market risk exposures or in how those exposures were managed for the year ended December 31, 2011 compared to the year ended December 31, 2010. The Company does not currently anticipate significant changes in its primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

SENSITIVITY ANALYSIS

Sensitivity analysis is defined as the measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected period of time. In the Company's sensitivity analysis model, a hypothetical change in market rates is selected that is expected to reflect reasonably possible near-term changes in those rates. "Near-term" means a period of time going forward up to one year from the date of the consolidated financial statements. Actual results may differ from the hypothetical change in market rates assumed in this disclosure, especially since this sensitivity analysis does not reflect the results of any actions that would be taken by the Company to mitigate such hypothetical losses in fair value.

Interest Rate Risk

In this sensitivity analysis model, the Company uses fair values to measure its potential loss. The sensitivity analysis model includes the following financial instruments entered into for purposes other than trading: fixed maturities, non-redeemable preferred stocks, mortgage loans, short-term securities, debt and derivative financial instruments. The primary market risk to the Company's market sensitive instruments is interest rate risk (inclusive of credit spreads). The sensitivity analysis model uses various basis point changes in interest rates to measure the hypothetical change in fair value of financial instruments included in the model.

For invested assets with primary exposure to interest rate risk, estimates of portfolio duration and convexity are used to model the loss of fair value that would be expected to result from a parallel increase in interest rates. Durations on invested assets are adjusted for call, put and interest rate reset features. Durations on tax-exempt securities are adjusted for the fact that the yields on such securities do not normally move in lockstep with changes in the U.S. Treasury curve. Fixed maturity portfolio durations are calculated on a market value weighted basis, including accrued interest, using holdings as of December 31, 2011 and 2010.

For debt, the change in fair value is determined by calculating hypothetical December 31, 2011 and 2010 ending prices based on yields adjusted to reflect a 100 basis point change, comparing such hypothetical ending prices to actual ending prices, and multiplying the difference by the par or securities outstanding.

The sensitivity analysis model used by the Company produces a loss in fair value of market sensitive instruments of approximately $1.79 billion and $2.00 billion based on a 100 basis point increase in interest rates at December 31, 2011 and 2010, respectively.

The loss estimates do not take into account the impact of possible interventions that the Company might reasonably undertake in order to mitigate or avoid losses that would result from emerging interest rate trends. In addition, the loss value only reflects the impact of an interest rate increase on the fair value of the Company's financial instruments.

Foreign Currency Exchange Rate Risk

The Company uses fair values of investment securities to measure its potential loss from foreign denominated investments. A hypothetical 10% reduction in value of foreign denominated investments is used to estimate the impact on the market value of the foreign denominated holdings. The Company's analysis indicates that a hypothetical 10% reduction in the value of foreign denominated investments would be expected to produce a loss in fair value of approximately $452 million and $434 million at December 31, 2011 and 2010, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Travelers Companies, Inc.:

We have audited the accompanying consolidated balance sheet of The Travelers Companies, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Companies, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for other-than-temporary impairments of debt securities as of April 1, 2009 due to the adoption of new FASB guidance.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Travelers Companies, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 16, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP

New York, New York
February 16, 2012

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(in millions, except per share amounts)

For the year ended December 31,	2011	2010	2009
Revenues			
Premiums	**$22,090**	$21,432	$21,418
Net investment income	**2,879**	3,059	2,776
Fee income	**296**	287	306
Net realized investment gains	**55**	264	17
Other revenues	**126**	70	163
Total revenues	**25,446**	25,112	24,680
Claims and expenses			
Claims and claim adjustment expenses	**16,276**	13,210	12,408
Amortization of deferred acquisition costs	**3,876**	3,802	3,813
General and administrative expenses	**3,556**	3,406	3,366
Interest expense	**386**	388	382
Total claims and expenses	**24,094**	20,806	19,969
Income before income taxes	**1,352**	4,306	4,711
Income tax expense (benefit)	**(74)**	1,090	1,089
Net income	**$ 1,426**	$ 3,216	$ 3,622
Net income per share			
Basic	**$ 3.40**	$ 6.69	$ 6.38
Diluted	**$ 3.36**	$ 6.62	$ 6.33
Weighted average number of common shares outstanding			
Basic	**415.8**	476.5	563.2
Diluted	**420.5**	482.5	568.6

For the year ended December 31,	2011	2010	2009
Net Realized Investment Gains			
Other-than-temporary impairment losses:			
Total gains (losses)	**$ 30**	$ 7	$ (323)
Non-credit component of impairments recognized in accumulated other changes in equity from nonowner sources	**(55)**	(33)	65
Other-than-temporary impairment losses	**(25)**	(26)	(258)
Other net realized investment gains	**80**	290	275
Net realized investment gains	**$ 55**	$ 264	$ 17

See notes to consolidated financial statements.

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

At December 31,	2011	2010
Assets		
Fixed maturities, available for sale, at fair value (amortized cost $59,994 and $60,170)	**$ 64,232**	$ 62,820
Equity securities, available for sale, at fair value (cost $414 and $372)	**559**	519
Real estate investments	**865**	838
Short-term securities	**3,594**	5,616
Other investments	**3,451**	2,929
Total investments	**72,701**	72,722
Cash	**214**	200
Investment income accrued	**768**	791
Premiums receivable	**5,730**	5,497
Reinsurance recoverables	**11,182**	11,994
Ceded unearned premiums	**828**	813
Deferred acquisition costs	**1,786**	1,782
Deferred taxes	**7**	493
Contractholder receivables	**5,186**	5,343
Goodwill	**3,365**	3,365
Other intangible assets	**433**	502
Other assets	**2,402**	2,154
Total assets	**$104,602**	$105,656
Liabilities		
Claims and claim adjustment expense reserves	**$ 51,419**	$ 51,606
Unearned premium reserves	**11,102**	10,921
Contractholder payables	**5,186**	5,343
Payables for reinsurance premiums	**389**	407
Debt	**6,605**	6,611
Other liabilities	**5,424**	5,293
Total liabilities	**80,125**	80,181
Shareholders' equity		
Preferred Stock Savings Plan—convertible preferred stock (0.0 and 0.2 shares issued and outstanding)	**—**	68
Common stock (1,750.0 and 1,748.6 shares authorized; 392.8 and 434.6 shares issued and outstanding)	**20,732**	20,162
Retained earnings	**19,579**	18,847
Accumulated other changes in equity from nonowner sources	**2,005**	1,255
Treasury stock, at cost (349.0 and 296.6 shares)	**(17,839)**	(14,857)
Total shareholders' equity	**24,477**	25,475
Total liabilities and shareholders' equity	**$104,602**	$105,656

See notes to consolidated financial statements.

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(in millions)

For the year ended December 31,	2011	2010	2009
Convertible preferred stock—savings plan			
Balance, beginning of year	$ 68	$ 79	$ 89
Redemptions	(5)	(11)	(10)
Conversion to common stock	(63)	—	—
Balance, end of year	—	68	79
Common stock			
Balance, beginning of year	20,162	19,593	19,242
Employee share-based compensation	328	420	210
Common shares issued—conversion of preferred stock	93	—	—
Compensation amortization under share-based plans and other changes	149	149	141
Balance, end of year	20,732	20,162	19,593
Retained earnings			
Balance, beginning of year	18,847	16,315	13,314
Cumulative effect of adoption of updated accounting guidance at April 1, 2009	—	—	71
Net income	1,426	3,216	3,622
Dividends	(669)	(677)	(696)
Premium on preferred stock converted to common stock	(30)	—	—
Other	5	(7)	4
Balance, end of year	19,579	18,847	16,315
Accumulated other changes in equity from nonowner sources, net of tax			
Balance, beginning of year	1,255	1,219	(900)
Cumulative effect of adoption of updated accounting guidance at April 1, 2009	—	—	(71)
Change in net unrealized gain (loss) on investment securities:			
Having no credit losses recognized in the consolidated statement of income	1,010	(77)	1,942
Having credit losses recognized in the consolidated statement of income	2	80	131
Net change in benefit plan assets and obligations recognized in equity	(201)	27	(88)
Net change in unrealized foreign currency translation and other changes	(61)	6	205
Balance, end of year	2,005	1,255	1,219
Treasury stock (at cost)			
Balance, beginning of year	(14,857)	(9,791)	(6,426)
Treasury shares acquired—share repurchase authorization	(2,900)	(5,000)	(3,300)
Net shares acquired related to employee share-based compensation plans	(82)	(66)	(65)
Balance, end of year	(17,839)	(14,857)	(9,791)
Total common shareholders' equity	24,477	25,407	27,336
Total shareholders' equity	$ 24,477	$ 25,475	$27,415
Common shares outstanding			
Balance, beginning of year	434.6	520.3	585.1
Treasury shares acquired—share repurchase authorization	(51.0)	(95.7)	(69.4)
Net shares issued under employee share-based compensation plans	7.7	10.0	4.6
Common shares issued—conversion of preferred stock	1.5	—	—
Balance, end of year	392.8	434.6	520.3
Summary of changes in equity from nonowner sources			
Net income	$ 1,426	$ 3,216	$ 3,622
Other changes in equity from nonowner sources, net of tax	750	36	2,190
Total changes in equity from nonowner sources	$ 2,176	$ 3,252	$ 5,812

See notes to consolidated financial statements.

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

For the year ended December 31,	2011	2010	2009
Cash flows from operating activities			
Net income	**$ 1,426**	$ 3,216	$ 3,622
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized investment gains	**(55)**	(264)	(17)
Depreciation and amortization	**802**	812	797
Deferred federal income tax expense	**63**	178	213
Amortization of deferred acquisition costs	**3,876**	3,802	3,813
Equity in (income) loss from other investments	**(281)**	(283)	126
Premiums receivable	**(237)**	(29)	364
Reinsurance recoverables	**807**	1,300	1,416
Deferred acquisition costs	**(3,881)**	(3,826)	(3,797)
Claims and claim adjustment expense reserves	**(152)**	(1,968)	(1,596)
Unearned premium reserves	**188**	63	(96)
Other	**(387)**	53	(614)
Net cash provided by operating activities	**2,169**	3,054	4,231
Cash flows from investing activities			
Proceeds from maturities of fixed maturities	**7,404**	5,896	5,316
Proceeds from sales of investments:			
Fixed maturities	**1,161**	3,713	2,805
Equity securities	**135**	201	65
Real estate	**1**	10	—
Other investments	**594**	717	511
Purchases of investments:			
Fixed maturities	**(8,704)**	(6,785)	(9,647)
Equity securities	**(131)**	(61)	(24)
Real estate	**(66)**	(21)	(15)
Other investments	**(889)**	(514)	(349)
Net sales (purchases) of short-term securities	**2,018**	(699)	370
Securities transactions in course of settlement	**—**	(30)	395
Other	**(371)**	(318)	(326)
Net cash provided by (used in) investing activities	**1,152**	2,109	(899)
Cash flows from financing activities			
Payment of debt	**(8)**	(1,160)	(143)
Issuance of debt	**—**	1,234	494
Dividends paid to shareholders	**(665)**	(673)	(693)
Issuance of common stock—employee share options	**314**	408	180
Treasury stock acquired—share repurchase authorization	**(2,919)**	(4,998)	(3,259)
Treasury stock acquired—net employee share-based compensation	**(46)**	(40)	(29)
Excess tax benefits from share-based payment arrangements	**18**	8	8
Net cash used in financing activities	**(3,306)**	(5,221)	(3,442)
Effect of exchange rate changes on cash	**(1)**	3	15
Net increase (decrease) in cash	**14**	(55)	(95)
Cash at beginning of year	**200**	255	350
Cash at end of year	**$ 214**	$ 200	$ 255
Supplemental disclosure of cash flow information			
Income taxes paid	**$ 218**	$ 784	$ 876
Interest paid	**$ 382**	$ 397	$ 385

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of The Travelers Companies, Inc. (together with its subsidiaries, the Company). The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and claims and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to the 2010 and 2009 financial statements to conform to the 2011 presentation. All material intercompany transactions and balances have been eliminated.

Adoption of Accounting Standards Updates

Creditors' Evaluation of Whether a Restructuring is a Troubled Debt Restructuring

In April 2011, the FASB issued updated guidance to clarify whether a modification or restructuring of a receivable is considered a troubled debt restructuring, i.e., whether the creditor has granted a concession and whether the debtor is experiencing financial difficulties. A modification or restructuring that is considered a troubled debt restructuring will result in the creditor having to account for the receivable as being impaired and will also result in additional disclosure of the creditors' troubled debt restructuring activities. The provisions of the guidance were effective for the quarter ended September 30, 2011 on a retrospective basis to the beginning of the year. The adoption of this guidance did not have any effect on the Company's results of operations, financial position or liquidity.

Other-Than-Temporary Impairments

In April 2009, the FASB issued updated guidance, which provides clarification that an other-than-temporary impairment is recognized when an entity has the intent to sell a debt security or when it is more likely than not that an entity will be required to sell the debt security before its anticipated recovery in value.

Additionally, the guidance changes the presentation and amount of other-than-temporary impairment losses recognized in the income statement for instances in which the Company does not intend to sell a debt security, or it is more likely than not that the Company will not be required to sell a debt security prior to the anticipated recovery of its remaining cost basis. The Company separates the credit loss component of the impairment from the amount related to all other factors and reports the credit loss component in net realized investment gains (losses). The impairment related to all other factors is reported in "accumulated other changes in equity from nonowner sources."

In addition to the changes in measurement and presentation, the disclosures related to other-than-temporary impairments relating to debt securities are expanded, and all such disclosures are required to be included in both interim and annual periods.

The guidance was effective for interim periods ending after June 15, 2009. The adoption of the guidance on April 1, 2009 resulted in an increase in retained earnings of $71 million, which was offset by a corresponding decrease in "accumulated other changes in equity from nonowner sources" of the same amount.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Standards Not Yet Adopted

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued updated guidance to address diversity in practice for the accounting for costs associated with acquiring or renewing insurance contracts. This guidance modifies the definition of acquisition costs to specify that a cost must be directly related to the successful acquisition of a new or renewal insurance contract in order to be deferred. If application of this guidance would result in the capitalization of acquisition costs that had not previously been capitalized by a reporting entity, the entity may elect not to capitalize those costs.

The updated guidance is effective for the quarter ending March 31, 2012. The adoption of this guidance is not expected to have any effect on the Company's results of operations, financial position or liquidity.

Transfers and Servicing

In April 2011, the FASB issued updated guidance related to the accounting for repurchase agreements and other agreements that entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The updated guidance eliminates the criteria to assess whether a transferor is required to have the ability to repurchase or redeem the financial assets in order to demonstrate effective control over the transferred asset. Transferors that maintain effective control over a transferred asset are required to account for the transaction as a secured borrowing rather than a sale.

The updated guidance is effective for the quarter ending March 31, 2012. The updated guidance applies to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of this guidance is not expected to have any effect on the Company's results of operations, financial position or liquidity.

Presentation of Comprehensive Income

In June 2011, the FASB issued updated guidance to increase the prominence of items reported in other comprehensive income by eliminating the option of presenting components of comprehensive income as part of the statement of changes in shareholders' equity. The updated guidance requires that all nonowner changes in shareholders' equity be presented either as a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated guidance is to be applied retrospectively and is effective for the quarter ending March 31, 2012. Early adoption is permitted.

The updated guidance will result in a change in the presentation of the Company's consolidated financial statements but will not have any impact on the Company's results of operations, financial position or liquidity.

Intangibles—Goodwill and Other

In September 2011, the FASB issued updated guidance that modifies the manner in which the two-step impairment test of goodwill is applied. Under the updated guidance, an entity may assess qualitative factors (such as changes in management, key personnel, strategy, key technology, or customers) that may impact a reporting unit's fair value and lead to the determination that it is more

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If an entity determines that it is more likely than not, it must perform an impairment test.

The first step of the impairment test involves comparing the estimated fair value of a reporting unit to its carrying value, including goodwill. If the carrying value of a reporting unit exceeds the estimated fair value, a second step must be performed to measure the amount of goodwill impairment, if any. In the second step, the implied fair value of the reporting unit's goodwill is determined in the same manner as goodwill is measured in a business combination (i.e., by measuring the fair value of the reporting unit's assets, liabilities and unrecognized intangible assets and determining the remaining amount ascribed to goodwill) and comparing the amount of the implied goodwill to the carrying amount of the goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

The updated guidance is effective for the quarter ending March 31, 2012. The adoption of this guidance is not expected to have a material effect on the Company's results of operations, financial position or liquidity.

Accounting Policies

Investments

Fixed Maturity and Equity Securities

Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities, including instruments subject to securities lending agreements, are classified as available for sale and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to accumulated other changes in equity from nonowner sources. Equity securities, which include public common and non-redeemable preferred stocks, are classified as available for sale with changes in fair value, net of income taxes, charged or credited directly to accumulated other changes in equity from nonowner sources.

Real Estate Investments

The Company's real estate investments include warehouses, office buildings and other commercial land and properties that are directly owned. Real estate is recorded on the purchase date at the purchase price, which generally represents fair value, and is supported by internal analysis or external appraisals, using discounted cash flow analyses and other acceptable valuation techniques. Real estate held for investment purposes is subsequently carried at cost less accumulated depreciation. Buildings are depreciated on a straight-line basis over the shorter of the expected useful life of the building or 39 years. Real estate held for sale is carried at lower of cost or fair value, less estimated cost to sell.

Short-term Securities

Short-term securities have an original maturity of less than one year and are carried at amortized cost, which approximates fair value.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Investments

Investments in Private Equity Limited Partnerships, Hedge Funds and Real Estate Partnerships

The Company uses the equity method of accounting for private equity limited partnerships, hedge funds and real estate partnerships. The partnerships and the hedge funds generally report investments on their balance sheet at fair value. The financial statements prepared by the investee are received by the Company on a lag basis, with the lag period generally dependent upon the type of underlying investments. The private equity and real estate partnerships provide financial information quarterly which is generally available to investors, including the Company, within three to six months following the date of the reporting period. The hedge funds provide financial information monthly, which is generally available to investors within one month following the date of the reporting period. The Company regularly requests financial information from the partnerships prior to the receipt of the partnerships' financial statements and records any material information obtained from these requests in its consolidated financial statements.

Common Stock with Transfer Restrictions and Other

Also included in other investments are common stock with transfer restrictions, non-public common and preferred equities, mortgage loans, trading securities and derivatives. Common stock with transfer restrictions and non-public common and preferred equities are reported at fair value with changes in fair value, net of income taxes, charged or credited directly to accumulated other changes in equity from nonowner sources. Mortgage loans are carried at amortized cost. Trading securities are marked to market with the change in fair value recognized in net investment income during the current period. The Company's derivative financial instruments are carried at fair value, with the changes in fair value reflected in the consolidated statement of income in net realized investment gains (losses). For a further discussion of the derivatives used by the Company, see note 3.

Net Investment Income

Investment income from fixed maturities and mortgage loans is recognized based on the constant effective yield method which includes an adjustment for estimated principal repayments, if any. The effective yield used to determine amortization for fixed maturities subject to prepayment risk (e.g., asset-backed, loan-backed and structured securities) is recalculated and adjusted periodically based upon actual historical and/or projected future cash flows, which are obtained from a widely-accepted securities data provider. The adjustments to the yield for highly rated prepayable fixed maturities are accounted for using the retrospective method. The adjustments to the yield for non-highly rated prepayable fixed maturities are accounted for using the prospective method. Dividends on equity securities (including those with transfer restrictions) and venture capital investments are recognized in income when declared. Rental income on real estate is recognized on a straight-line basis over the lease term. See note 3 for further discussion. Investments in private equity limited partnerships, hedge funds, real estate partnerships and joint ventures are accounted for using the equity method of accounting, whereby the Company's share of the investee's earnings or losses in the fund is reported in net investment income. Trading securities are marked to market with the change in fair value recognized in net investment income during the current period.

Accrual of income is suspended on non-securitized fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only when payments are received. Investments included in the consolidated balance sheet that were not income-producing for the preceding 12 months were not material.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For fixed maturities where the Company records an other-than-temporary impairment, a determination is made as to the cause of the impairment and whether the Company expects a recovery in the value. For fixed maturities where the Company expects a recovery in value, not necessarily to par, the constant effective yield method is utilized and the investment is amortized to the expected recovery amount.

Investment Gains and Losses

Net realized investment gains and losses are included as a component of pretax revenues based upon specific identification of the investments sold on the trade date. Included in net realized investment gains (losses) are other-than-temporary impairment losses on invested assets other than those investments accounted for using the equity method of accounting as described in the "Investment Impairments" section that follows.

Investment Impairments

The Company conducts a periodic review to identify and evaluate invested assets having other-than-temporary impairments. Some of the factors considered in identifying other-than-temporary impairments include: (1) for fixed maturity investments, whether the Company intends to sell the investment or whether it is more likely than not that the Company will be required to sell the investment prior to an anticipated recovery in value; (2) for non-fixed maturity investments, the Company's ability and intent to retain the investment for a reasonable period of time sufficient to allow for an anticipated recovery in value; (3) the likelihood of the recoverability of principal and interest for fixed maturity securities (i.e., whether there is a credit loss) or cost for equity securities; (4) the length of time and extent to which the fair value has been less than amortized cost for fixed maturity securities or cost for equity securities; and (5) the financial condition, near-term and long-term prospects for the issuer, including the relevant industry conditions and trends, and implications of rating agency actions and offering prices.

Other-Than-Temporary Impairments of Fixed Maturities and Equity Securities

For fixed maturity investments that the Company does not intend to sell or for which it is more likely than not that the Company would not be required to sell before an anticipated recovery in value, the Company separates the credit loss component of the impairment from the amount related to all other factors and reports the credit loss component in net realized investment gains (losses). The impairment related to all other factors is reported in accumulated other changes in equity from nonowner sources.

For equity securities (including public common, non-redeemable preferred stock and common stock with transfer restrictions) and for fixed maturity investments the Company intends to sell or for which it is more likely than not that the Company will be required to sell before an anticipated recovery in value, the full amount of the impairment is included in net realized investment gains (losses).

Upon recognizing an other-than-temporary impairment, the new cost basis of the investment is the previous amortized cost basis less the other-than-temporary impairment recognized in net realized investment gains (losses). The new cost basis is not adjusted for any subsequent recoveries in fair value; however, for fixed maturity investments the difference between the new cost basis and the expected

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

cash flows is accreted on a quarterly basis to net investment income over the remaining expected life of the investment.

Determination of Credit Loss

The Company determines the credit loss component of fixed maturity investments by utilizing discounted cash flow modeling to determine the present value of the security and comparing the present value with the amortized cost of the security. If the amortized cost is greater than the present value of the expected cash flows, the difference is considered a credit loss and recognized in net realized investment gains (losses).

For non-structured fixed maturities (U.S. Treasury securities, obligations of U.S. government and government agencies and authorities, obligations of states, municipalities and political subdivisions, debt securities issued by foreign governments, and certain corporate debt), the estimate of expected cash flows is determined by projecting a recovery value and a recovery time frame and assessing whether further principal and interest will be received. The determination of recovery value incorporates an issuer valuation assumption utilizing one or a combination of valuation methods as deemed appropriate by the Company. The Company determines the undiscounted recovery value by allocating the estimated value of the issuer to the Company's assessment of the priority of claims. The present value of the cash flows is determined by applying the effective yield of the security at the date of acquisition (or the most recent implied rate used to accrete the security if the implied rate has changed as a result of a previous impairment) and an estimated recovery time frame. Generally, that time frame for securities for which the issuer is in bankruptcy is 12 months. For securities for which the issuer is financially troubled but not in bankruptcy, that time frame is generally 24 months. Included in the present value calculation are expected principal and interest payments; however, for securities for which the issuer is classified as bankrupt or in default, the present value calculation assumes no interest payments and a single recovery amount.

In estimating the recovery value, significant judgment is involved in the development of assumptions relating to a myriad of factors related to the issuer including, but not limited to, revenue, margin and earnings projections, the likely market or liquidation values of assets, potential additional debt to be incurred pre- or post-bankruptcy/restructuring, the ability to shift existing or new debt to different priority layers, the amount of restructuring/bankruptcy expenses, the size and priority of unfunded pension obligations, litigation or other contingent claims, the treatment of intercompany claims and the likely outcome with respect to inter-creditor conflicts.

For structured fixed maturity securities (primarily residential and commercial mortgage-backed securities, collateralized mortgage obligations and pass-through securities), the Company estimates the present value of the security by projecting future cash flows of the assets underlying the securitization, allocating the flows to the various tranches based on the structure of the securitization, and determining the present value of the cash flows using the effective yield of the security at the date of acquisition (or the most recent implied rate used to accrete the security if the implied rate has changed as a result of a previous impairment or changes in expected cash flows). The Company incorporates levels of delinquencies, defaults and severities as well as credit attributes of the remaining assets in the securitization, along with other economic data, to arrive at its best estimate of the parameters applied to the assets underlying the securitization. In order to project cash flows, the following assumptions are applied to the assets underlying the securitization: (1) voluntary prepayment rates, (2) default rates and

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(3) loss severity. The key assumptions made for the Prime, Alt-A and Sub-Prime mortgage-backed securities at December 31, 2011 were as follows:

(at December 31, 2011)	Prime	Alt-A	Sub-Prime
Voluntary prepayment rates	3% - 37%	0% - 17%	0% - 8%
Percentage of remaining pool liquidated due to defaults	1% - 46%	7% - 78%	19% - 87%
Loss severity	30% - 65%	35% - 70%	58% - 90%

Real Estate Investments

On at least an annual basis, the Company obtains independent appraisals for substantially all of its real estate investments. In addition, the carrying value of all real estate investments is reviewed for impairment on a quarterly basis or when events or changes in circumstances indicate that the carrying amount may not be recoverable. The review for impairment considers the valuation from the independent appraisal, when applicable, and incorporates an estimate of the undiscounted cash flows expected to result from the use and eventual disposition of the real estate property. An impairment loss is recognized if the expected future undiscounted cash flows are less than the carrying value of the real estate property. The impairment loss is the amount by which the carrying amount exceeds fair value.

Other Investments

Investments in Private Equity Limited Partnerships, Hedge Funds and Real Estate Partnerships

Included in other investments are private equity limited partnerships, hedge funds and real estate partnerships that generally report investments on their balance sheet at fair value and are accounted for by the Company using the equity method of accounting. The Company reviews these investments for impairment no less frequently than quarterly and monitors the performance throughout the year through discussions with the managers/general partners. If the Company becomes aware of an impairment of a partnership's investments at the balance sheet date prior to receiving the partnership's financial statements, it will recognize an impairment by recording a reduction in the carrying value of the partnership with a corresponding charge to net investment income.

Mortgage Loans

A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and the fair value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the current real estate financing market returns.

Changes in Intent to Sell Temporarily Impaired Assets

The Company may, from time to time, sell invested assets subsequent to the balance sheet date that it did not intend to sell at the balance sheet date. Conversely, the Company may not sell invested assets that it asserted that it intended to sell at the balance sheet date. Such changes in intent are generally due to events occurring subsequent to the balance sheet date. The types of events that may result in a change in intent include, but are not limited to, significant changes in the economic facts and circumstances related to the invested asset (e.g., a downgrade or upgrade from a rating agency), significant unforeseen changes in liquidity needs, or changes in tax laws or the regulatory environment.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Lending

The Company has engaged in securities lending activities from which it generates net investment income by lending certain of its investments to other institutions for short periods of time. Borrowers of these securities provide collateral equal to at least 102% of the market value of the loaned securities plus accrued interest. This collateral is held by a third-party custodian, and the Company has the right to access the collateral only in the event that the institution borrowing the Company's securities is in default under the lending agreement. Therefore, the Company does not recognize the receipt of the collateral held by the third-party custodian or the obligation to return the collateral. The loaned securities remain a recorded asset of the Company. The Company accepts only cash as collateral for securities on loan and restricts the manner in which that cash is invested.

Reinsurance Recoverables

Amounts recoverable from reinsurers are estimated in a manner consistent with the associated claim liability. The Company reports its reinsurance recoverables net of an allowance for estimated uncollectible reinsurance recoverables. The allowance is based upon the Company's ongoing review of amounts outstanding, length of collection periods, changes in reinsurer credit standing, disputes, applicable coverage defenses and other relevant factors. Amounts deemed to be uncollectible, including amounts due from known insolvent reinsurers, are written off against the allowance for estimated uncollectible reinsurance recoverables. Any subsequent collections of amounts previously written off are reported as part of claims and claim adjustment expenses. The Company evaluates and monitors the financial condition of its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurer insolvencies.

Deferred Acquisition Costs

Amounts which vary with and are primarily related to the production of new insurance contracts, consisting of commissions and premium-related taxes, are deferred and amortized pro rata over the contract periods in which the related premiums are earned. Deferred acquisition costs are reviewed to determine if they are recoverable from future income and, if not, are charged to expense. Future investment income attributable to related premiums is taken into account in measuring the recoverability of the carrying value of this asset. All other acquisition expenses are charged to operations as incurred.

Contractholder Receivables and Payables

Under certain workers' compensation insurance contracts with deductible features, the Company is obligated to pay the claimant for the full amount of the claim. The Company is subsequently reimbursed by the policyholder for the deductible amount. These amounts are included on a gross basis in the consolidated balance sheet in contractholder payables and contractholder receivables, respectively.

Goodwill and Other Intangible Assets

The Company performs a review, on at least an annual basis, of goodwill held by the reporting units which are the Company's three operating and reportable segments: Business Insurance; Financial, Professional & International Insurance; and Personal Insurance. The Company estimates the fair value

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of its reporting units and compares it to their carrying value, including goodwill. If the carrying values of the reporting units were to exceed their fair value, the amount of the impairment would be calculated and goodwill adjusted accordingly.

The Company uses a discounted cash flow model to estimate the fair value of its reporting units. The discounted cash flow model is an income approach to valuation that is based on a detailed cash flow analysis for deriving a current fair value of reporting units and is representative of the Company's reporting units' current and expected future financial performance. Other indefinite-lived intangible assets held by the Company are also reviewed for impairment on at least an annual basis. The classification of the asset as indefinite-lived is reassessed and an impairment is recognized if the carrying amount of the asset exceeds its fair value.

Intangible assets that are deemed to have a finite useful life are amortized over their useful lives. The carrying amount of intangible assets with a finite useful life is regularly reviewed for indicators of impairment in value. Impairment is recognized only if the carrying amount of the intangible asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and the fair value of the asset.

The Company's review did not result in an impairment of its goodwill, other indefinite-lived intangibles or finite-lived intangible assets, and none of the Company's reporting units had a reasonable risk of failing the initial impairment test for the years ended December 31, 2011, 2010 and 2009.

Claims and Claim Adjustment Expense Reserves

Claims and claim adjustment expense reserves represent estimates for the ultimate cost of unpaid reported and unreported claims incurred and related expenses. The reserves are adjusted regularly based upon experience. Included in the claims and claim adjustment expense reserves in the consolidated balance sheet are certain reserves discounted to the present value of estimated future payments. The liabilities for losses for most long-term disability and annuity claim payments, primarily arising from workers' compensation insurance and workers' compensation excess insurance policies, were discounted using a rate of 5% at both December 31, 2011 and 2010. These discounted reserves totaled $2.20 billion and $2.09 billion at December 31, 2011 and 2010, respectively.

The Company performs a continuing review of its claims and claim adjustment expense reserves, including its reserving techniques and its reinsurance. The reserves are also reviewed regularly by qualified actuaries employed by the Company. Since the reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are included in the results of operations in the period in which the estimates are changed. Such changes in estimates could occur in a future period and may be material to the Company's results of operations and financial position in such period.

Other Liabilities

Included in other liabilities in the consolidated balance sheet is the Company's estimate of its liability for guaranty fund and other insurance-related assessments. The liability for expected state guaranty fund and other premium-based assessments is recognized as the Company writes or becomes obligated to write or renew the premiums on which the assessments are expected to be based. The liability for loss-based assessments is recognized as the related losses are incurred. At December 31, 2011 and 2010, the Company had a liability of $293 million and $294 million, respectively, for guaranty

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

fund and other insurance-related assessments and related recoverables of $19 million and $24 million, respectively. The liability for such assessments and the related recoverables are not discounted for the time value of money. The loss-based assessments are expected to be paid over a period ranging from one year to the life expectancy of certain workers' compensation claimants and the recoveries are expected to occur over the same period of time.

Also included in other liabilities is an accrual for policyholder dividends. Certain insurance contracts, primarily workers' compensation, are participating whereby dividends are paid to policyholders in accordance with contract provisions. Net written premiums for participating dividend policies were approximately 1% of total Company net written premiums for each of the years ended December 31, 2011, 2010 and 2009. Policyholder dividends are accrued against earnings using best available estimates of amounts to be paid. The liability accrued for policyholder dividends totaled $54 million and $45 million at December 31, 2011 and 2010, respectively.

Treasury Stock

Treasury stock represents the cost of common stock repurchased by the Company, which stock represents authorized and unissued shares of the Company under the Minnesota Business Corporation Act.

Statutory Accounting Practices

The Company's insurance subsidiaries, domiciled principally in the state of Connecticut, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the domiciliary state, but allowed by the domiciliary state regulatory authority. The impact of any permitted accounting practices on policyholders' surplus of the Company is not material.

Premiums and Unearned Premium Reserves

Premiums are recognized as revenues pro rata over the policy period. Unearned premium reserves represent the unexpired portion of policy premiums. Accrued retrospective premiums are included in premium balances receivable. Premium balances receivable are reported net of an allowance for estimated uncollectible premium amounts.

Ceded premiums are charged to income over the applicable term of the various reinsurance contracts with third party reinsurers. Prepaid reinsurance premiums represent the unexpired portion of premiums ceded to reinsurers and are reported as part of other assets.

Reinsurance to Close

Under the accounting conventions used by Lloyd's members, each underwriting account is normally kept open for three years and the underwriting results determined at the end of the third year when the account is closed, although a longer period may be required in order to determine reserves at the required degree of accuracy/confidence for exposures having significant uncertainty. When a year of account is closed, a reinsurance contract (the "reinsurance to close" or RITC) is entered into with a

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

subsequent year of account (normally the following year of account) in consideration for which all subsequent underwriting transactions resulting from the closing year and all previous years reinsured therein are brought forward to (accepted by) the subsequent year of account.

The amount of the assets received in an RITC is equal to the accepted claims including incurred but not reported (IBNR) claims and is undiscounted for the time value of money. Accordingly, there is no gain or loss at the time the assets and liabilities are acquired and recognized by the subsequent year of account. In addition, there is no impact on reported premiums and losses as a result of an RITC transaction.

Fee Income

Fee income includes servicing fees from carriers and revenues from large deductible policies and service contracts and is recognized pro rata over the contract or policy periods.

Other Revenues

Other revenues include revenues from premium installment charges, which are recognized as collected, revenues of noninsurance subsidiaries other than fee income and gains and losses on dispositions of assets and redemption of debt, and other miscellaneous revenues.

Income Taxes

The Company recognizes deferred income tax assets and liabilities for the expected future tax effects attributable to temporary differences between the financial statement and tax return bases of assets and liabilities, based on enacted tax rates and other provisions of the tax law. The effect of a change in tax laws or rates on deferred tax assets and liabilities is recognized in income in the period in which such change is enacted. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or some portion of the deferred tax assets will not be realized.

Foreign Currency Translation

The Company assigns functional currencies to its foreign operations, which are generally the currencies of the local operating environment. Foreign currency amounts are remeasured to the functional currency, and the resulting foreign exchange gains or losses are reflected in earnings. Functional currency amounts are then translated into U.S. dollars. The foreign currency remeasurement and translation are calculated using current exchange rates for items reported in the balance sheets and average exchange rates for items recorded in earnings. The change in unrealized foreign currency translation gain or loss during the year, net of tax, is a component of accumulated other changes in equity from nonowner sources.

Share-Based Compensation

The Company has an employee stock incentive compensation plan that permits grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, deferred stock, stock units, performance awards and other stock-based or stock-denominated awards with respect to the Company's common stock.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Compensation cost is measured based on the grant-date fair value of an award, utilizing the assumptions discussed in note 12. Compensation cost is recognized for financial reporting purposes over the period in which the employee is required to provide service in exchange for the award (generally the vesting period). In connection with certain share-based awards, participants are entitled to receive dividends during the vesting period, either in cash or dividend equivalent shares, commensurate with the dividends paid to common shareholders. Dividends and dividend equivalent shares on awards that are expected to vest are recorded in retained earnings. Dividends on awards that are not expected to vest are not subject to forfeiture and are, therefore, recorded as compensation expense.

Nature of Operations

The Company is organized into three reportable business segments: Business Insurance; Financial, Professional & International Insurance; and Personal Insurance. These segments reflect the manner in which the Company's businesses are currently managed and represent an aggregation of products and services based on type of customer, how the business is marketed and the manner in which risks are underwritten.

The specific business segments are as follows:

Business Insurance

The Business Insurance segment offers a broad array of property and casualty insurance and insurance-related services to its clients primarily in the United States. Business Insurance is organized into the following six groups, which collectively comprise Business Insurance Core operations:

- *Select Accounts* provides small businesses with property and casualty products, including commercial multi-peril, property, general liability, commercial auto and workers' compensation insurance.
- *Commercial Accounts* provides mid-sized businesses with property and casualty products, including commercial multi-peril, property, general liability, commercial auto and workers' compensation insurance.
- *National Accounts* provides large companies with casualty products and services, including workers' compensation, general liability and automobile liability, as well as property coverages, generally utilizing loss-sensitive products, on both a bundled and unbundled basis. National Accounts also includes the Company's commercial residual market business, which primarily offers workers' compensation products and services to the involuntary market.
- *Industry-Focused Underwriting.* The following units provide targeted industries with differentiated combinations of insurance coverage, risk management, claims handling and other services:
  - *Construction* serves a broad range of construction businesses, offering guaranteed cost products for small to mid-sized policyholders and loss sensitive programs for larger accounts. For the larger accounts, the customer and the Company work together in actively managing and controlling exposure and claims and they share risk through policy features such as deductibles or retrospective rating. Products offered include workers' compensation, general liability, umbrella and commercial auto coverages, and other risk management solutions.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- *Technology* serves small to large companies involved in telecommunications, information technology, medical technology and electronics manufacturing, offering a comprehensive portfolio of products and services. Products offered include property, commercial auto, general liability, workers' compensation, umbrella, internet liability, technology errors and omissions coverages and global companion products.
- *Public Sector Services* provides insurance products and services to public entities including municipalities, counties, Indian Nation gaming organizations and selected special government districts such as water and sewer utilities. The policies written by this unit typically cover property, commercial auto, general liability and professional liability exposures.
- *Oil & Gas* provides specialized property and liability products and services for customers involved in the exploration and production of oil and natural gas, including operators and drilling contractors, as well as various service and supply companies and manufacturers that support upstream operations. The policies written by this business group cover risks including physical damage, liability and business interruption.
- *Agribusiness* serves small to medium-sized agricultural businesses, including farms, ranches, wineries and related operations, offering property and liability coverages other than workers' compensation.

- *Target Risk Underwriting.* The following units serve commercial businesses requiring specialized product underwriting, claims handling and risk management services:
  - *National Property* provides traditional and customized property insurance programs to large and mid-sized customers, including office building owners, manufacturers, municipalities and schools, retailers, and service businesses. These insurance programs cover losses on buildings, business personal property and business interruption exposures.
  - *Inland Marine* provides insurance for goods in transit and movable objects for customers such as jewelers, museums, contractors and the transportation industry. Builders' risk insurance is also offered to customers during the construction, renovation or repair of buildings and other structures.
  - *Ocean Marine* serves the marine transportation industry and related services, as well as other businesses involved in international trade. The Company's product offerings in this unit fall under six main coverage categories: marine liability, cargo, hull and machinery, protection and indemnity, pleasure craft, and marine property and liability.
  - *Excess Casualty* serves small to mid-sized commercial businesses, offering mono-line umbrella and excess coverage where the Company typically does not write the primary casualty coverage, or where other business units within the Company prefer to access the underwriting expertise and/or limit capacity of the Excess Casualty business unit.
  - *Boiler & Machinery* serves small to large companies, offering comprehensive breakdown coverages for equipment, including property and business interruption coverages. Through the BoilerRe unit, Boiler & Machinery also serves other property and casualty carriers that do not have in-house expertise with reinsurance, underwriting, engineering, claim handling and risk management services for this type of coverage.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    - *Global Underwriting* provides insurance to foreign organizations with property and liability exposures located in the United States (reverse-flow), as part of a global program.

- *Specialized Distribution.* The following units market and underwrite their products to customers predominantly through licensed wholesale, general and program agents that manage customers' unique insurance requirements.

    - *Northland* provides insurance coverage for the commercial transportation industry, as well as commercial liability and package policies for small, difficult to place specialty classes of commercial business on an admitted or excess and surplus lines basis.

    - *National Programs* offers tailored property and casualty programs on an admitted basis for customers with common risk characteristics or coverage requirements. Programs available include those for entertainment, architects and engineers, equipment rental, golf services and owners of franchised businesses.

Business Insurance also includes the Special Liability Group (which manages the Company's asbestos and environmental liabilities) and the assumed reinsurance and certain international and other runoff operations, which collectively are referred to as Business Insurance Other.

Financial, Professional & International Insurance

The Financial, Professional & International Insurance segment includes surety and financial liability coverages, which primarily use credit-based underwriting processes, as well as property and casualty products that are primarily marketed on a domestic basis in the United Kingdom, Canada and the Republic of Ireland, and on an international basis through Lloyd's. The segment includes the following groups:

- *Bond & Financial Products* provides a wide range of customers with bond and insurance products and risk management services. The range of coverages includes performance, payment and commercial surety and fidelity bonds for construction and general commercial enterprises; management liability coverages for losses caused by the actual or alleged negligence or misconduct of directors and officers or employee dishonesty; employment practices liability coverages and fiduciary coverages for public corporations, private companies and not-for-profit organizations; professional liability coverage for actual or alleged errors and omissions committed in the course of professional conduct or practice for a variety of professionals including, among others, lawyers, design professionals and real estate agents; and professional and management liability, property, auto and general liability and fidelity insurance for financial institutions.

- *International,* through its operations in the United Kingdom, Canada and the Republic of Ireland, offers specialized insurance and risk management services to several customer groups, including, among others, those in the technology, public services, and financial and professional services industry sectors. International, through its Lloyd's syndicate (Syndicate 5000), for which the Company provides 100% of the capital, underwrites through five principal business units—marine, global property, accident & special risks, power & utilities and aviation.

On June 17, 2011, the Company acquired 43% of the common stock of J. Malucelli Participações em Seguros e Resseguros S.A ("JMalucelli"). JMalucelli is currently the market leader in surety in

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Brazil based on market share. The Company's investment in JMalucelli is accounted for using the equity method and is included in "other investments" on the consolidated balance sheet.

Personal Insurance

The Personal Insurance segment writes a broad range of property and casualty insurance covering individuals' personal risks. The primary products of automobile and homeowners insurance are complemented by a broad suite of related coverages.

Automobile policies provide coverage for liability to others for both bodily injury and property damage, uninsured motorist protection, and for physical damage to an insured's own vehicle from collision. In addition, many states require policies to provide first-party personal injury protection, frequently referred to as no-fault coverage.

Homeowners policies provide protection against losses to dwellings and contents from a variety of perils (excluding flooding) as well as coverage for personal liability. The Company writes homeowners insurance for dwellings, condominiums and tenants, and rental properties. The Company writes coverage for boats and yachts and valuable personal items such as jewelry, and also writes coverages for umbrella liability, identity fraud, and weddings and special events.

2. SEGMENT INFORMATION

The Company is organized into three reportable business segments: Business Insurance; Financial, Professional & International Insurance; and Personal Insurance. The accounting policies used to generate the following segment data are the same as those described in the Summary of Significant Accounting Policies in note 1.

Except as described below for certain legal entities, the Company allocates its invested assets and the related net investment income to its reportable business segments. Pretax net investment income is allocated based upon an investable funds concept, which takes into account liabilities (net of non-invested assets) and appropriate capital considerations for each segment. For investable funds, a benchmark investment yield is developed that reflects the estimated duration of the loss reserves' future cash flows, the interest rate environment at the time the losses were incurred and A+ rated corporate debt instrument yields. For capital, a benchmark investment yield is developed that reflects the average yield on the total investment portfolio. The benchmark investment yields are applied to each segment's investable funds and capital, respectively, to produce a total notional investment income by segment. The Company's actual net investment income is allocated to each segment in proportion to the respective segment's notional investment income to total notional investment income. There are certain legal entities within the Company that are dedicated to specific reportable business segments. The invested assets and related net investment income from these legal entities are reported in the applicable business segment and are not allocated among the other business segments.

The cost of the Company's catastrophe treaty program is included in the Company's ceded premiums and is allocated among reportable business segments based on an estimate of actual market reinsurance pricing using expected losses calculated by the Company's catastrophe model, adjusted for any experience adjustments.

2. SEGMENT INFORMATION (Continued)

The following tables summarize the components of the Company's revenues, operating income and total assets by reportable business segments:

(for the year ended December 31, in millions)	Business Insurance	Financial, Professional & International Insurance	Personal Insurance	Total Reportable Segments
2011				
Premiums	**$11,327**	**$3,174**	**$7,589**	**$22,090**
Net investment income	**2,041**	**414**	**424**	**2,879**
Fee income	**295**	**1**	**—**	**296**
Other revenues	**31**	**26**	**70**	**127**
Total operating revenues(1)	**$13,694**	**$3,615**	**$8,083**	**$25,392**
Amortization and depreciation	**$ 2,313**	**$ 740**	**$1,615**	**$ 4,668**
Income tax expense (benefit)	**134**	**230**	**(293)**	**71**
Operating income (loss)(1)	**1,354**	**647**	**(332)**	**1,669**
2010				
Premiums	$10,766	$3,317	$7,349	$21,432
Net investment income	2,156	439	464	3,059
Fee income	285	2	—	287
Other revenues	28	27	75	130
Total operating revenues(1)	$13,235	$3,785	$7,888	$24,908
Amortization and depreciation	$ 2,253	$ 754	$1,601	$ 4,608
Income tax expense	777	245	134	1,156
Operating income(1)	2,301	620	440	3,361
2009				
Premiums	$10,968	$3,333	$7,117	$21,418
Net investment income	1,902	452	422	2,776
Fee income	306	—	—	306
Other revenues	42	27	84	153
Total operating revenues(1)	$13,218	$3,812	$7,623	$24,653
Amortization and depreciation	$ 2,279	$ 763	$1,567	$ 4,609
Income tax expense	850	222	198	1,270
Operating income(1)	2,590	642	601	3,833

(1) Operating revenues for reportable business segments exclude net realized investment gains (losses). Operating income for reportable business segments equals net income excluding the after-tax impact of net realized investment gains (losses).

2. SEGMENT INFORMATION (Continued)

Net written premiums by market were as follows:

(for the year ended December 31, in millions)	2011	2010	2009
Business Insurance:			
Select Accounts	**$ 2,784**	$ 2,718	$ 2,756
Commercial Accounts	**2,890**	2,576	2,493
National Accounts	**782**	806	902
Industry-Focused Underwriting	**2,407**	2,299	2,279
Target Risk Underwriting	**1,587**	1,573	1,568
Specialized Distribution	**880**	872	889
Total Business Insurance Core	**11,330**	10,844	10,887
Business Insurance Other	**10**	13	15
Total Business Insurance	**11,340**	10,857	10,902
Financial, Professional & International Insurance:			
Bond & Financial Products	**1,953**	1,981	2,040
International	**1,149**	1,230	1,245
Total Financial, Professional & International Insurance	**3,102**	3,211	3,285
Personal Insurance:			
Automobile	**3,788**	3,772	3,629
Homeowners and Other	**3,957**	3,795	3,520
Total Personal Insurance	**7,745**	7,567	7,149
Total consolidated net written premiums	**$22,187**	$21,635	$21,336

2. SEGMENT INFORMATION (Continued)

Business Segment Reconciliations

(for the year ended December 31, in millions)	2011	2010	2009
Revenue reconciliation			
Earned premiums			
Business Insurance:			
Workers' compensation	**$ 2,899**	$ 2,489	$ 2,457
Commercial automobile	**1,940**	1,912	1,956
Property	**1,607**	1,669	1,761
General liability	**1,738**	1,739	1,899
Commercial multi-peril	**3,126**	2,958	2,894
Other	**17**	(1)	1
Total Business Insurance	**11,327**	10,766	10,968
Financial, Professional & International Insurance:			
Fidelity and surety	**970**	1,020	1,012
General liability	**832**	866	908
International	**1,218**	1,276	1,255
Other	**154**	155	158
Total Financial, Professional & International Insurance	**3,174**	3,317	3,333
Personal Insurance:			
Automobile	**3,720**	3,693	3,696
Homeowners and Other	**3,869**	3,656	3,421
Total Personal Insurance	**7,589**	7,349	7,117
Total earned premiums	**22,090**	21,432	21,418
Net investment income	**2,879**	3,059	2,776
Fee income	**296**	287	306
Other revenues	**127**	130	153
Total operating revenues for reportable segments	**25,392**	24,908	24,653
Other revenues	**(1)**	(60)	10
Net realized investment gains	**55**	264	17
Total consolidated revenues	**$25,446**	$25,112	$24,680
Income reconciliation, net of tax			
Total operating income for reportable segments	**$ 1,669**	$ 3,361	$ 3,833
Interest Expense and Other(1)	**(279)**	(318)	(233)
Total operating income	**1,390**	3,043	3,600
Net realized investment gains	**36**	173	22
Total consolidated net income	**$ 1,426**	$ 3,216	$ 3,622

(1) The primary component of Interest Expense and Other is after-tax interest expense of $251 million, $252 million and $248 million in 2011, 2010 and 2009, respectively. Interest Expense and Other in 2010 included $39 million of after-tax expenses related to the Company's purchase and retirement of a significant portion of its 6.25% fixed-to-floating rate junior subordinated debentures. Interest Expense and Other in 2009 included a benefit of $28 million from the favorable resolution of various prior year tax matters.

2. SEGMENT INFORMATION (Continued)

(at December 31, in millions)	2011	2010
Asset reconciliation:		
Business Insurance	**$ 76,870**	$ 78,165
Financial, Professional & International Insurance	**13,355**	13,461
Personal Insurance	**13,614**	13,423
Total assets for reportable segments	**103,839**	105,049
Other assets(1)	**763**	607
Total consolidated assets	**$104,602**	$105,656

(1) The major components of other assets at December 31, 2011 and 2010 were other intangible assets and deferred taxes.

Enterprise-Wide Disclosures

Revenues from internal customers for the years ended December 31, 2011, 2010 and 2009 were not material. Foreign assets at December 31, 2011 and 2010 also were not material. The Company does not have revenue from transactions with a single customer amounting to 10 percent or more of its revenues.

The following table presents revenues of the Company's operations based on location:

(for the year ended December 31, in millions)	2011	2010	2009
U.S.	**$24,408**	$24,049	$23,674
Non-U.S.	**1,038**	1,063	1,006
Total revenues	**$25,446**	$25,112	$24,680

3. INVESTMENTS

Fixed Maturities

The amortized cost and fair value of investments in fixed maturities classified as available for sale were as follows:

(at December 31, 2011, in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. government and government agencies and authorities	$ 2,396	$ 101	$—	$ 2,497
Obligations of states, municipalities and political subdivisions:				
Pre-refunded	6,820	513	1	7,332
All other	29,391	2,303	4	31,690
Total obligations of states, municipalities and political subdivisions	36,211	2,816	5	39,022
Debt securities issued by foreign governments	2,228	91	1	2,318
Mortgage-backed securities, collateralized mortgage obligations and pass-through securities	3,288	249	22	3,515
All other corporate bonds	15,845	1,066	61	16,850
Redeemable preferred stock	26	4	—	30
Total	$59,994	$4,327	$89	$64,232

(at December 31, 2010, in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. government and government agencies and authorities	$ 1,914	$ 94	$ —	$ 2,008
Obligations of states, municipalities and political subdivisions:				
Pre-refunded	6,787	505	1	7,291
All other	31,277	1,121	154	32,244
Total obligations of states, municipalities and political subdivisions	38,064	1,626	155	39,535
Debt securities issued by foreign governments	2,156	50	4	2,202
Mortgage-backed securities, collateralized mortgage obligations and pass-through securities	3,952	248	36	4,164
All other corporate bonds	14,051	876	51	14,876
Redeemable preferred stock	33	2	—	35
Total	$60,170	$2,896	$246	$62,820

3. INVESTMENTS (Continued)

The amortized cost and fair value of fixed maturities by contractual maturity follow. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(at December 31, 2011, in millions)	Amortized Cost	Fair Value
Due in one year or less	$ 5,829	$ 5,901
Due after 1 year through 5 years	19,843	21,144
Due after 5 years through 10 years	17,107	18,694
Due after 10 years	13,927	14,978
	56,706	60,717
Mortgage-backed securities, collateralized mortgage obligations and pass-through securities	3,288	3,515
Total	$59,994	$64,232

Pre-refunded bonds of $7.33 billion and $7.29 billion at December 31, 2011 and 2010, respectively, were bonds for which an irrevocable trust has been established to fund the remaining payments of principal and interest.

The Company's fixed maturity investment portfolio at December 31, 2011 and 2010 included $3.52 billion and $4.16 billion, respectively, of residential mortgage-backed securities, which include pass-through-securities and collateralized mortgage obligations (CMO). Included in the totals at December 31, 2011 and 2010 were $1.82 billion and $2.09 billion, respectively, of GNMA, FNMA and FHLMC (excluding FHA project loans) guaranteed residential mortgage-backed pass-through securities classified as available for sale. Also included in those totals were residential CMOs classified as available for sale with a fair value of $1.70 billion and $2.07 billion, respectively. Approximately 38% of the Company's CMO holdings were guaranteed by or fully collateralized by securities issued by GNMA, FNMA or FHLMC at both December 31, 2011 and 2010. The average credit rating of the $1.05 billion and $1.28 billion of non-guaranteed CMO holdings at December 31, 2011 and 2010, respectively, was "Ba1" and "Baa1," respectively. The average credit rating of all of the above securities was "Aa3" and "Aa1" at December 31, 2011 and 2010, respectively.

At December 31, 2011 and 2010, the Company held commercial mortgage-backed securities (CMBS, including FHA project loans) of $446 million and $549 million, respectively, which are included in "All other corporate bonds" in the tables above. At December 31, 2011 and 2010, approximately $81 million and $155 million of these securities, respectively, or the loans backing such securities, contained guarantees by the U.S. government or a government-sponsored enterprise, and $10 million and $20 million at December 31, 2011 and 2010, respectively, were comprised of Canadian non-guaranteed securities. The average credit rating of the $365 million of non-guaranteed securities at December 31, 2011 was "Aaa," and 71% of those securities were issued in 2004 and prior years. The CMBS portfolio is supported by loans that are diversified across economic sectors and geographical areas. The average credit rating of the CMBS portfolio was "Aaa" at both December 31, 2011 and 2010.

At December 31, 2011 and 2010, the Company had $126 million and $186 million, respectively, of securities on loan as part of a tri-party lending agreement.

3. INVESTMENTS (Continued)

Proceeds from sales of fixed maturities classified as available for sale were $1.16 billion, $3.71 billion and $2.81 billion in 2011, 2010 and 2009, respectively. Gross gains of $63 million, $106 million and $119 million and gross losses of $10 million, $11 million and $19 million were realized on sales in 2011, 2010 and 2009, respectively.

At December 31, 2011 and 2010, the Company's insurance subsidiaries had $4.70 billion and $4.51 billion, respectively, of securities on deposit at financial institutions in certain states pursuant to the respective states' insurance regulatory requirements. Funds deposited with third parties to be used as collateral to secure various liabilities on behalf of insureds, cedants and other creditors had a fair value of $90 million and $86 million at December 31, 2011 and 2010, respectively. Other investments pledged as collateral securing outstanding letters of credit had a fair value of $59 million and $88 million at December 31, 2011 and 2010, respectively.

Equity Securities

The cost and fair value of investments in equity securities were as follows:

(at December 31, 2011, in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Common stock	**$311**	**$120**	**$3**	**$428**
Non-redeemable preferred stock	**103**	**29**	**1**	**131**
Total	**$414**	**$149**	**$4**	**$559**

(at December 31, 2010, in millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Common stock	$198	$106	$—	$304
Non-redeemable preferred stock	174	46	5	215
Total	$372	$152	$ 5	$519

Proceeds from sales of equity securities were $135 million, $201 million and $65 million in 2011, 2010 and 2009, respectively. Gross gains of $48 million, $128 million and $13 million and gross realized losses of $2 million, less than $1 million and $2 million were realized on those sales in 2011, 2010 and 2009, respectively. In 2010, proceeds from the sales of equity securities and gross gains realized on those sales included $115 million and $102 million, respectively, from the sale of substantially all of the Company's remaining common stock holdings in Verisk Analytics, Inc. (Verisk), a portion of which was classified as an equity security at the time of sale.

In 2010 and 2009, the Company also sold portions of its investment in Verisk that were classified as an "other investment" at the time of sale due to transfer restrictions that were scheduled to expire after one year. Proceeds from those sales of Verisk shares in 2010 and 2009 totaled $115 million and $184 million, respectively. Gross gains realized on those sales were $103 million and $159 million, respectively.

3. INVESTMENTS (Continued)

Real Estate

The Company's real estate investments include warehouses, office buildings and other commercial land and properties that are directly owned. The Company negotiates commercial leases with individual tenants through unrelated, licensed real estate brokers. Negotiated terms and conditions include, among others, rental rates, length of lease period and improvements to the premises to be provided by the landlord.

In 2011 and 2009, there were no sales of real estate investments. Proceeds from the sale of real estate investments totaled $10 million in 2010. Gross gains of $3 million were realized on those sales and there were no gross losses. The Company had no real estate held for sale at December 31, 2011 and 2010. Accumulated depreciation on real estate held for investment purposes was $226 million and $200 million at December 31, 2011 and 2010, respectively.

Future minimum rental income expected on operating leases relating to the Company's real estate properties is $80 million, $72 million, $62 million, $53 million, $36 million for 2012, 2013, 2014, 2015 and 2016, respectively, and $56 million for 2017 and thereafter.

Short-term Securities

The Company's short-term securities consist of Aaa-rated registered money market funds, U.S. Treasury securities and high-quality commercial paper (primarily A1/P1) with a combined average of 79 days to maturity at December 31, 2011. The amortized cost of these securities, which totaled $3.59 billion and $5.62 billion at December 31, 2011 and 2010, respectively, approximated their fair value.

Variable Interest Entities

Entities which do not have sufficient equity at risk to allow the entity to finance its activities without additional financial support or in which the equity investors, as a group, do not have the characteristic of a controlling financial interest are referred to as variable interest entities (VIE). A VIE is consolidated by the variable interest holder that is determined to have the controlling financial interest (primary beneficiary) as a result of having both the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of an entity subject to consolidation based on a qualitative assessment of the VIE's capital structure, contractual terms, nature of the VIE's operations and purpose and the Company's relative exposure to the related risks of the VIE on the date it becomes initially involved in the VIE. The Company reassesses its VIE determination with respect to an entity on an ongoing basis.

The Company is a passive investor in limited partner equity interests issued by third party VIEs. These include certain of the Company's investments in private equity limited partnerships, hedge funds and real estate partnerships where the Company is not related to the general partner. These investments are generally accounted for under the equity method and reported in the Company's consolidated balance sheet as other investments unless the Company is deemed the primary beneficiary. These equity interests generally cannot be redeemed. Distributions from these investments are received by the Company as a result of liquidation of the underlying investments of the funds and/or as income

3. INVESTMENTS (Continued)

distribution. The Company's maximum exposure to loss with respect to these investments is limited to the investment carrying amounts reported in the Company's consolidated balance sheet and any unfunded commitment. Neither the carrying amounts nor the unfunded commitments related to these VIEs are material.

Unrealized Investment Losses

The following tables summarize, for all investments in an unrealized loss position at December 31, 2011 and 2010, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position. The fair value amounts reported in the tables are estimates that are prepared using the process described in note 4. The Company also relies upon estimates of several factors in its review and evaluation of individual investments, using the process described in note 1, in determining whether such investments are other-than-temporarily impaired.

	Less than 12 months		12 months or longer		Total	
(at December 31, 2011, in millions)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed maturities						
U.S. Treasury securities and obligations of U.S. government and government agencies and authorities	$ 356	$—	$ —	$—	$ 356	$—
Obligations of states, municipalities and political subdivisions	27	—	191	5	218	5
Debt securities issued by foreign governments	96	1	2	—	98	1
Mortgage-backed securities, collateralized mortgage obligations and pass-through securities	362	12	155	10	517	22
All other corporate bonds	1,295	42	105	19	1,400	61
Total fixed maturities	2,136	55	453	34	2,589	89
Equity securities						
Common stock	64	3	—	—	64	3
Non-redeemable preferred stock	37	1	7	—	44	1
Total equity securities	101	4	7	—	108	4
Total	$2,237	$59	$460	$34	$2,697	$93

3. INVESTMENTS (Continued)

(at December 31, 2010, in millions)	Less than 12 months		12 months or longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed maturities						
U.S. Treasury securities and obligations of U.S. government and government agencies and authorities	$ 155	$ —	$ —	$—	$ 155	$ —
Obligations of states, municipalities and political subdivisions	5,364	149	139	6	5,503	155
Debt securities issued by foreign governments	419	4	13	—	432	4
Mortgage-backed securities, collateralized mortgage obligations and pass-through securities	77	1	420	35	497	36
All other corporate bonds	1,230	32	185	19	1,415	51
Redeemable preferred stock	—	—	3	—	3	—
Total fixed maturities	7,245	186	760	60	8,005	246
Equity securities						
Common stock	3	—	3	—	6	—
Non-redeemable preferred stock	45	1	49	4	94	5
Total equity securities	48	1	52	4	100	5
Total	$7,293	$187	$812	$64	$8,105	$251

The following table summarizes, for all fixed maturities and equity securities reported at fair value for which fair value is less than 80% of amortized cost at December 31, 2011, the gross unrealized investment loss by length of time those securities have continuously been in an unrealized loss position of greater than 20% of amortized cost:

(in millions)	Period For Which Fair Value Is Less Than 80% of Amortized Cost				
	3 Months or Less	Greater Than 3 Months, 6 Months or Less	Greater Than 6 Months, 12 Months or Less	Greater Than 12 Months	Total
Fixed maturities:					
Mortgage-backed securities	$ 2	$—	$—	$—	$ 2
Other	—	5	6	9	20
Total fixed maturities	2	5	6	9	22
Equity securities	—	—	—	—	—
Total	$ 2	$ 5	$ 6	$ 9	$22

3. INVESTMENTS (Continued)

These unrealized losses at December 31, 2011 represented less than 1% of the combined fixed maturity and equity security portfolios on a pretax basis and less than 1% of shareholders' equity on an after-tax basis.

Impairment Charges

Impairment charges included in net realized investment gains in the consolidated statement of income were as follows:

(for the year ended December 31, in millions)	2011	2010	2009
Fixed maturities			
U.S. Treasury securities and obligations of U.S. government and government agencies and authorities	$—	$—	$ —
Obligations of states, municipalities and political subdivisions	—	—	—
Debt securities issued by foreign governments	—	—	—
Mortgage-backed securities, collateralized mortgage obligations and pass-through securities	13	4	81
All other corporate bonds	5	9	88
Redeemable preferred stock	—	—	—
Total fixed maturities	18	13	169
Equity securities			
Common stock	6	2	15
Non-redeemable preferred stock	—	1	64
Total equity securities	6	3	79
Other investments	1	10	10
Total	$25	$26	$258

In the second quarter of 2009, the Company adopted updated accounting guidance that changed the reporting of other-than-temporary impairments (OTTI). As a result, the credit component of OTTI on fixed maturities was reported separately effective April 1, 2009, the date of adoption.

The following tables present a roll-forward of the credit component of OTTI on fixed maturities recognized in the consolidated statement of income for which a portion of the OTTI was recognized in

3. INVESTMENTS (Continued)

accumulated other changes in equity from nonowner sources for the years ended December 31, 2011 and 2010:

Year ended December 31, 2011 (in millions)	Cumulative OTTI Credit Losses Recognized for Securities Held, Beginning of Period	Additions for OTTI Securities Where No Credit Losses Were Previously Recognized	Additions for OTTI Securities Where Credit Losses Have Been Previously Recognized	Reductions Due to Sales/Defaults of Credit-Impaired Securities	Adjustments to Book Value of Credit-Impaired Securities due to Changes in Cash Flows	Cumulative OTTI Credit Losses Recognized for Securities Still Held, End of Period
Fixed maturities						
Mortgage-backed securities, collateralized mortgage obligations and pass-through securities	$ 47	$—	$12	$—	$(1)	$ 58
All other corporate bonds	88	2	2	(4)	6	94
Total fixed maturities	$135	$ 2	$14	$(4)	$ 5	$152

Year ended December 31, 2010 (in millions)	Cumulative OTTI Credit Losses Recognized for Securities Held, Beginning of Period	Additions for OTTI Securities Where No Credit Losses Were Previously Recognized	Additions for OTTI Securities Where Credit Losses Have Been Previously Recognized	Reductions Due to Sales/Defaults of Credit-Impaired Securities	Adjustments to Book Value of Credit-Impaired Securities due to Changes in Cash Flows	Cumulative OTTI Credit Losses Recognized for Securities Still Held, End of Period
Fixed maturities						
Mortgage-backed securities, collateralized mortgage obligations and pass-through securities	$ 46	$—	$4	$ (3)	$—	$ 47
All other corporate bonds	93	—	5	(13)	3	88
Total fixed maturities	$139	$—	$9	$(16)	$ 3	$135

Concentrations and Credit Quality

Concentrations of credit risk arise from exposure to counterparties that are engaged in similar activities and have similar economic characteristics that could cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company seeks to mitigate credit risk by actively monitoring the creditworthiness of counterparties, obtaining collateral as deemed appropriate, and applying controls that include credit approvals, limits of credit exposure, and other monitoring procedures.

At December 31, 2011 and 2010, other than U.S. Treasury securities and obligations of U.S. government and government agencies and authorities, the Company was not exposed to any concentration of credit risk of a single issuer greater than 5% of shareholders' equity of the Company.

Included in fixed maturities are below investment grade assets totaling $1.96 billion and $1.88 billion at December 31, 2011 and 2010, respectively. The Company defines its below investment grade assets as those securities rated below investment grade by external rating agencies, or the equivalent by the Company when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds that are classified as below investment grade loans.

3. INVESTMENTS (Continued)

Net Investment Income

(for the year ended December 31, in millions)	2011	2010	2009
Gross investment income (loss)			
Fixed maturities	**$2,543**	$2,710	$2,822
Equity securities	**29**	31	30
Short-term securities	**12**	13	27
Real estate	**34**	35	36
Other investments	**292**	304	(106)
Gross investment income	**2,910**	3,093	2,809
Investment expenses	**31**	34	33
Net investment income	**$2,879**	$3,059	$2,776

Changes in net unrealized gains (losses) on investment securities that are included as a separate component of accumulated other changes in equity from nonowner sources were as follows:

(at and for the year ended December 31, in millions)	2011	2010	2009
Change in net unrealized investment gains (losses)			
Fixed maturities	**$1,588**	$ 114	$2,830
Equity securities	**(2)**	69	160
Other investments	**(14)**	(178)	87
	1,572	5	3,077
Related tax expense	**560**	2	1,075
Change in net unrealized gain on investment securities	**1,012**	3	2,002
Balance, beginning of year	**1,859**	1,856	(146)
Balance, end of year	**$2,871**	$1,859	$1,856

Derivative Financial Instruments

The Company uses U.S. Treasury note futures transactions to modify the effective duration of specific assets within the investment portfolio and enters into 90-day futures contracts on 2-year, 5-year, 10-year and 30-year U.S. Treasury notes which require a daily mark-to-market and settlement with the broker. The notional value of the open U.S. Treasury futures contracts was $900 million and $400 million at December 31, 2011 and 2010, respectively. Net realized investment gains in 2011, 2010 and 2009 included net losses of $62 million, net losses of $30 million and net gains of $23 million, respectively, related to U.S. Treasury futures contracts.

In 2010 and 2009, the Company recorded net realized investment gains of $5 million and $7 million, respectively, related to its holdings of six million stock purchase warrants of Platinum Underwriters Holdings, Ltd., a publicly-held company. These warrants were not designated and did not qualify for hedge accounting, and, as such, the mark-to-market changes in fair value were reflected in net realized investment gains (losses). In October 2010, the Company sold these stock purchase warrants for proceeds that approximated their carrying value at the date of sale.

3. INVESTMENTS (Continued)

The Company purchases investments that have embedded derivatives, primarily convertible debt securities. These embedded derivatives are carried at fair value with changes in value reflected in net realized investment gains (losses). Derivatives embedded in convertible debt securities are reported on a combined basis with their host instrument and are classified as fixed maturity securities. The Company recorded a net realized investment loss of $2 million in 2011, a net realized investment loss of $1 million in 2010 and a net realized investment gain of $1 million in 2009 related to these embedded derivatives.

4. FAIR VALUE MEASUREMENTS

The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety. The three levels of the hierarchy are as follows:

- Level 1—Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2—Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.
- Level 3—Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use.

Valuation of Investments Reported at Fair Value in Financial Statements

The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in an orderly transaction between knowledgeable, unrelated, willing parties, i.e., not in a forced transaction. The estimated fair value of a financial instrument may differ from the amount that could be realized if the security was sold in an immediate sale, e.g., a forced transaction. Additionally, the valuation of investments is more subjective when markets are less liquid due to the lack of market based inputs, which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction would occur.

For investments that have quoted market prices in active markets, the Company uses the unadjusted quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the hierarchy. The Company receives the quoted market prices from a third party, nationally recognized pricing service (pricing service). When quoted market prices are unavailable, the Company utilizes a pricing service to determine an estimate of fair value, which is mainly used for its fixed

4. FAIR VALUE MEASUREMENTS (Continued)

maturity investments. The fair value estimates provided from this pricing service are included in the amount disclosed in Level 2 of the hierarchy. If quoted market prices and an estimate from a pricing service are unavailable, the Company produces an estimate of fair value based on internally developed valuation techniques, which, depending on the level of observable market inputs, will render the fair value estimate as Level 2 or Level 3. The Company bases all of its estimates of fair value for assets on the bid price as it represents what a third-party market participant would be willing to pay in an arm's length transaction.

Fixed Maturities

The Company utilizes a pricing service to estimate fair value measurements for approximately 98% of its fixed maturities. The pricing service utilizes market quotations for fixed maturity securities that have quoted prices in active markets. Since fixed maturities other than U.S. Treasury securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, the pricing service uses an Option Adjusted Spread model to develop prepayment and interest rate scenarios.

The pricing service evaluates each asset class based on relevant market information, relevant credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. The extent of the use of each market input depends on the asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.

The pricing service utilized by the Company has indicated that they will only produce an estimate of fair value if there is objectively verifiable information to produce a valuation. If the pricing service discontinues pricing an investment, the Company would be required to produce an estimate of fair value using some of the same methodologies as the pricing service but would have to make assumptions for market-based inputs that are unavailable due to market conditions.

The fair value estimates of most fixed maturity investments are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for such fixed maturities, other than U.S. Treasury securities, provided by the pricing service are included in the amount disclosed in Level 2 of the hierarchy. The estimated fair value of U.S. Treasury securities is included in the amount disclosed in Level 1 as the estimates are based on unadjusted market prices.

The Company also holds certain fixed maturity investments which are not priced by the pricing service and estimates the fair value of such fixed maturities using an internal matrix that is based on market information regarding interest rates, credit spreads and liquidity. The underlying source data for calculating the matrix of credit spreads relative to the U.S. Treasury curve are the BofA Merrill Lynch U.S. Corporate Index and the BofA Merrill Lynch High Yield BB Rated Index. The Company includes the fair value estimates of these corporate bonds in Level 2, since all significant inputs are market observable.

4. FAIR VALUE MEASUREMENTS (Continued)

While the vast majority of the Company's municipal bonds are included in Level 2, the Company holds a small number of municipal bonds which are not valued by the pricing service and estimates the fair value of these bonds using an internal pricing matrix with some unobservable inputs that are significant to the valuation. Due to the limited amount of observable market information, the Company includes the fair value estimates for these particular bonds in Level 3. Additionally, the Company holds a small amount of other fixed maturity investments that have characteristics that make them unsuitable for matrix pricing. For these fixed maturities, the Company obtains a quote from a broker (typically a market maker). Due to the disclaimers on the quotes that indicate that the price is indicative only, the Company includes these fair value estimates in Level 3.

Equities—Public Common and Preferred

For public common and preferred stocks, the Company receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1. Infrequently, current market quotes in active markets are unavailable for certain non-redeemable preferred stocks held by the Company. In these instances, the Company receives an estimate of fair value from the pricing service that provides fair value estimates for the Company's fixed maturities. The service utilizes some of the same methodologies to price the non-redeemable preferred stocks as it does for the fixed maturities. The Company includes the fair value estimate for these non-redeemable preferred stocks in the amount disclosed in Level 2.

At December 31, 2010, the estimated fair value of stocks having transfer restrictions that expired within one year was determined by adjusting the observed market price of the securities for a liquidity discount which takes into consideration the restrictions that existed at December 31, 2010 and was based on market observable inputs. As a result of adjusting the market price to reflect the impact of the transfer restrictions on estimated fair value, the Company disclosed these holdings in Level 2 at December 31, 2010. At December 31, 2011, the Company held no stocks having transfer restrictions that expired within one year.

Other Investments

The Company holds investments in various publicly-traded securities which are reported in other investments. These investments include securities in the Company's trading portfolio, mutual funds and other small holdings. The $42 million fair value of these investments at both December 31, 2011 and 2010 was disclosed in Level 1. At December 31, 2011 and 2010, the Company held investments in non-public common and preferred equity securities, with fair value estimates of $44 million and $57 million, respectively, reported in other investments, where the fair value estimate is determined either internally or by an external fund manager based on recent filings, operating results, balance sheet stability, growth and other business and market sector fundamentals. Due to the significant unobservable inputs in these valuations, the Company includes the total fair value estimate for all of these investments at December 31, 2011 and 2010 in the amount disclosed in Level 3.

Derivatives

At December 31, 2011 and 2010, the Company held $22 million and $37 million, respectively, of convertible bonds containing embedded conversion options that are valued separately from the host bond contract in the amount disclosed in Level 2—fixed maturities.

4. FAIR VALUE MEASUREMENTS (Continued)

Fair Value Hierarchy

The following tables present the level within the fair value hierarchy at which the Company's financial assets and financial liabilities are measured on a recurring basis at December 31, 2011 and 2010.

(at December 31, 2011, in millions)	Total	Level 1	Level 2	Level 3
Invested assets:				
Fixed maturities				
U.S. Treasury securities and obligations of U.S. government and government agencies and authorities	$ 2,497	$2,465	$ 32	$ —
Obligations of states, municipalities and political subdivisions	39,022	—	39,002	20
Debt securities issued by foreign governments	2,318	—	2,318	—
Mortgage-backed securities, collateralized mortgage obligations and pass-through securities	3,515	—	3,514	1
All other corporate bonds	16,850	—	16,621	229
Redeemable preferred stock	30	29	1	—
Total fixed maturities	64,232	2,494	61,488	250
Equity securities				
Common stock	428	428	—	—
Non-redeemable preferred stock	131	96	35	—
Total equity securities	559	524	35	—
Other investments	86	42	—	44
Total	$64,877	$3,060	$61,523	$294

4. FAIR VALUE MEASUREMENTS (Continued)

(at December 31, 2010, in millions)	Total	Level 1	Level 2	Level 3
Invested assets:				
Fixed maturities				
U.S. Treasury securities and obligations of U.S. government and government agencies and authorities	$ 2,008	$1,991	$ 17	$ —
Obligations of states, municipalities and political subdivisions	39,535	—	39,433	102
Debt securities issued by foreign governments	2,202	—	2,202	—
Mortgage-backed securities, collateralized mortgage obligations and pass-through securities	4,164	—	4,163	1
All other corporate bonds	14,876	—	14,749	127
Redeemable preferred stock	35	34	1	—
Total fixed maturities	62,820	2,025	60,565	230
Equity securities				
Common stock	304	281	23	—
Non-redeemable preferred stock	215	131	84	—
Total equity securities	519	412	107	—
Other investments	99	42	—	57
Total	$63,438	$2,479	$60,672	$287

4. FAIR VALUE MEASUREMENTS (Continued)

The following tables present the changes in the Level 3 fair value category for the years ended December 31, 2011 and 2010.

(in millions)	Fixed Maturities	Other Investments	Total
Balance at December 31, 2010	$230	$ 57	$287
Total realized and unrealized investment gains (losses):			
Included in net realized investment gains(1)	1	38	39
Included in increases (decreases) in accumulated other changes in equity from nonowner sources	—	(9)	(9)
Purchases, sales and settlements/maturities:			
Purchases	154	5	159
Sales	(15)	(47)	(62)
Settlements/maturities	(43)	—	(43)
Gross transfers into Level 3	19	—	19
Gross transfers out of Level 3(2)	(96)	—	(96)
Balance at December 31, 2011	$250	$ 44	$294
Amount of total realized investment gains (losses) for the period included in the consolidated statement of income attributable to changes in the fair value of assets still held at the reporting date	$ —	$ —	$ —

(1) Includes impairments on investments held at the end of the period as well as amortization on fixed maturities.

(2) During the year ended December 31, 2011, approximately $81 million of municipal fixed maturity securities were valued using observable market data which resulted in a transfer out of Level 3 into Level 2. In prior periods, these securities were valued internally using unobservable inputs.

4. FAIR VALUE MEASUREMENTS (Continued)

(in millions)	Fixed Maturities	Other Investments	Total
Balance at December 31, 2009	$240	$ 154	$ 394
Total realized and unrealized investment gains (losses):			
Included in net realized investment gains(1)	5	2	7
Included in increases (decreases) in accumulated other changes in equity from nonowner sources	10	11	21
Purchases, sales and settlements/maturities:			
Purchases	44	3	47
Sales	(9)	(113)	(122)
Settlements/maturities	(41)	—	(41)
Gross transfers into Level 3	13	—	13
Gross transfers out of Level 3	(32)	—	(32)
Balance at December 31, 2010	$230	$ 57	$ 287
Amount of total realized investment gains (losses) for the period included in the consolidated statement of income attributable to changes in the fair value of assets still held at the reporting date	$ —	$ —	$ —

(1) Includes impairments on investments held at the end of the period as well as amortization on fixed maturities.

The Company had no financial assets or financial liabilities that were measured at fair value on a non-recurring basis during the years ended December 31, 2011 and 2010.

Financial Instruments Disclosed, But Not Carried, At Fair Value

The Company uses various financial instruments in the normal course of its business. The Company's insurance contracts are excluded from fair value of financial instruments accounting guidance and, therefore, are not included in the amounts discussed below.

The carrying values of cash, short-term securities and investment income accrued approximated their fair values.

The carrying values of $552 million and $647 million of financial instruments classified as other assets approximated their fair values at December 31, 2011 and 2010, respectively. The carrying values of $3.93 billion and $3.75 billion of financial instruments classified as other liabilities at December 31, 2011 and 2010, respectively, also approximated their fair values. Fair value is determined using various methods including discounted cash flows, as appropriate for the various financial instruments.

The carrying value and fair value of the Company's debt at December 31, 2011 was $6.61 billion and $7.71 billion, respectively. The respective totals at December 31, 2010 were $6.61 billion and $7.21 billion. The Company utilized a pricing service to estimate fair value measurements for approximately 93% and 94% of its debt, other than commercial paper, at December 31, 2011 and 2010, respectively. The pricing service utilizes market quotations for debt that have quoted prices in active markets. For the small amount of the Company's debt securities for which a pricing service is not used, the Company utilizes pricing estimates from a nationally recognized broker/dealer to estimate fair value. If estimates of fair value are unavailable from the pricing service or the broker/dealer, the

4. FAIR VALUE MEASUREMENTS (Continued)

Company produces an estimate of fair value based on internally developed valuation techniques which are based on a discounted cash flow methodology and incorporates all available relevant observable market inputs.

The fair value of commercial paper included in debt outstanding at December 31, 2011 and 2010 approximated its book value because of its short-term nature.

5. REINSURANCE

The Company's consolidated financial statements reflect the effects of assumed and ceded reinsurance transactions. Assumed reinsurance refers to the acceptance of certain insurance risks that other insurance companies have underwritten. Ceded reinsurance involves transferring certain insurance risks (along with the related written and earned premiums) the Company has underwritten to other insurance companies who agree to share these risks. The primary purpose of ceded reinsurance is to protect the Company, at a cost, from losses in excess of the amount it is prepared to accept. Reinsurance is placed on both a quota-share and excess of loss basis. Ceded reinsurance arrangements do not discharge the Company as the primary insurer, except for instances where the primary policy or policies have been novated.

The Company utilizes general catastrophe reinsurance treaties with unaffiliated reinsurers to manage its exposure to losses resulting from catastrophes. In addition to the coverage provided under these treaties, the Company also utilizes a catastrophe bond program and a Northeast catastrophe reinsurance treaty to protect against losses resulting from catastrophes in the Northeastern United States. The Company also utilizes an excess-of-loss treaty in its National Property business unit of the Business Insurance segment to protect against earthquake losses up to a certain threshold.

The Company evaluates and monitors the financial condition of its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurer insolvencies. In addition, in the ordinary course of business, the Company may become involved in coverage disputes with its reinsurers. Some of these disputes could result in lawsuits and arbitrations brought by or against the reinsurers to determine the Company's rights and obligations under the various reinsurance agreements. The Company employs dedicated specialists and strategies to manage reinsurance collections and disputes.

Included in reinsurance recoverables are certain amounts related to involuntary reinsurance arrangements. The Company is required to participate in various involuntary reinsurance arrangements through assumed reinsurance, principally with regard to residual market mechanisms in workers' compensation and automobile insurance, as well as homeowners' insurance in certain coastal areas. In addition, the Company provides services for several of these involuntary arrangements ("mandatory pools and associations") under which it writes such residual market business directly, then cedes 100% of this business to the mandatory pool. Such participations and servicing arrangements are arranged to mitigate credit risk to the Company, as any ceded balances are jointly backed by all the pool members.

Also included in reinsurance recoverables are certain amounts related to structured settlements. Structured settlements are annuities purchased from various life insurance companies to settle certain personal physical injury claims, of which workers' compensation claims comprise a significant portion. In cases where the Company did not receive a release from the claimant, the structured settlement is included in reinsurance recoverables as the Company retains the contingent liability to the claimant. In the event that the life insurance company fails to make the required annuity payments, the Company would be required to make such payments if and to the extent not paid by state guaranty associations.

5. REINSURANCE (Continued)

The following is a summary of reinsurance financial data reflected in the consolidated statement of income:

(for the year ended December 31, in millions)	2011	2010	2009
Written premiums			
Direct	**$23,220**	$22,634	$22,545
Assumed	**667**	668	740
Ceded	**(1,700)**	(1,667)	(1,949)
Total net written premiums	**$22,187**	$21,635	$21,336
Earned premiums			
Direct	**$23,146**	$22,533	$22,658
Assumed	**641**	664	762
Ceded	**(1,697)**	(1,765)	(2,002)
Total net earned premiums	**$22,090**	$21,432	$21,418
Percentage of assumed earned premiums to net earned premiums	**2.9%**	3.1%	3.6%
Ceded claims and claim adjustment expenses incurred	**$ 737**	$ 404	$ 582

Ceded premiums included the premiums paid to Longpoint Re Ltd. and Longpoint Re Ltd. II for coverage under the Company's catastrophe bond programs.

Reinsurance recoverables include amounts recoverable on both paid and unpaid claims and were as follows:

(at December 31, in millions)	2011	2010
Gross reinsurance recoverables on paid and unpaid claims and claim adjustment expenses	**$ 6,216**	$ 6,934
Allowance for uncollectible reinsurance	**(345)**	(363)
Net reinsurance recoverables	**5,871**	6,571
Mandatory pools and associations	**2,020**	2,043
Structured settlements	**3,291**	3,380
Total reinsurance recoverables	**$11,182**	$11,994

Terrorism Risk Insurance Program

The Terrorism Risk Insurance Program (the Program) is a Federal program administered by the Department of the Treasury that provides for a system of shared public and private compensation for certain insured losses resulting from acts of terrorism or war committed by or on behalf of a foreign interest. The Program has been authorized through 2014.

In order for a loss to be covered under the Program (subject losses), the loss must meet certain aggregate industry loss minimums and must be the result of an event that is certified as an act of terrorism by the U.S. Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States. The annual aggregate industry loss minimum is $100 million through 2014. The Program excludes from participation the following types of insurance: Federal crop

5. REINSURANCE (Continued)

insurance, private mortgage insurance, financial guaranty insurance, medical malpractice insurance, health or life insurance, flood insurance, reinsurance, commercial automobile, professional liability (other than directors and officers'), surety, burglary and theft, and farm-owners multi-peril. In the case of a war declared by Congress, only workers' compensation lósses are covered by the Program. All commercial property and casualty insurers licensed in the United States are generally required to participate in the Program. Under the Program, a participating insurer is entitled to be reimbursed by the Federal Government for 85% of subject losses, after an insurer deductible, subject to an annual cap.

The deductible for any calendar year is equal to 20% of the insurer's direct earned premiums for covered lines for the preceding calendar year. The Company's estimated deductible under the Program is $2.17 billion for 2012. The annual cap limits the amount of aggregate subject losses for all participating insurers to $100 billion. Once subject losses have reached the $100 billion aggregate during a program year, participating insurers will not be liable under the Program for additional covered terrorism losses for that program year. The Company has had no terrorism-related losses since the Program was established. Since the interpretation of this law is untested, there is substantial uncertainty as to how they will be applied to specific circumstances. It is also possible that future legislative action could change the Program. Further, given the unpredictable frequency and severity of terrorism losses, as well as the limited terrorism coverage in the Company's own reinsurance program, future losses from acts of terrorism, particularly involving nuclear, biological, chemical or radiological events, could be material to the Company's operating results, financial position and/or liquidity in future periods. While the Company seeks to manage its exposure to man-made catastrophic events involving conventional means, there can be no assurance that the Company would have sufficient resources to respond to claims arising out of one or more man-made catastrophic events involving nuclear, biological, chemical or radiological means.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following table presents the carrying amount of the Company's goodwill by segment at December 31, 2011 and 2010:

(in millions)	2011	2010
Business Insurance	**$2,168**	$2,168
Financial, Professional & International Insurance	**557**	557
Personal Insurance	**613**	613
Other	**27**	27
Total	**$3,365**	$3,365

6. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

Other Intangible Assets

The following presents a summary of the Company's other intangible assets by major asset class at December 31, 2011 and 2010:

(at December 31, 2011, in millions)	Gross Carrying Amount	Accumulated Amortization	Net
Intangibles subject to amortization			
Customer-related	**$ 935**	**$830**	**$105**
Fair value adjustment on claims and claim adjustment expense reserves and reinsurance recoverables(1)	**191**	**79**	**112**
Total intangible assets subject to amortization	**1,126**	**909**	**217**
Intangible assets not subject to amortization	**216**	**—**	**216**
Total other intangible assets	**$1,342**	**$909**	**$433**

(at December 31, 2010, in millions)	Gross Carrying Amount	Accumulated Amortization	Net
Intangibles subject to amortization			
Customer-related	$ 935	$783	$152
Fair value adjustment on claims and claim adjustment expense reserves and reinsurance recoverables(1)	191	57	134
Total intangible assets subject to amortization	1,126	840	286
Intangible assets not subject to amortization	216	—	216
Total other intangible assets	$1,342	$840	$502

(1) The fair value adjustment of $191 million was recorded in connection with the merger of The St. Paul Companies, Inc. and Travelers Property Casualty Corp. in 2004 and was based on management's estimate of nominal claims and claim adjustment expense reserves and reinsurance recoverables (after adjusting for conformity with the acquirer's accounting policy on discounting of workers' compensation reserves), expected payment patterns, the April 1, 2004 U.S. Treasury spot rate yield curve, a leverage ratio assumption (reserves to statutory surplus), and a cost of capital expressed as a spread over risk-free rates. The method used calculates a risk adjustment to a risk-free discounted reserve that will, if reserves run off as expected, produce results that yield the assumed cost-of-capital on the capital supporting the loss reserves. The fair value adjustment is reported as an other intangible asset on the consolidated balance sheet, and the amounts measured in accordance with the acquirer's accounting policies for insurance contracts are reported as part of the claims and claim adjustment expense reserves and reinsurance recoverables. The intangible asset will be recognized into income over the expected payment pattern. Because the time value of money and the risk adjustment (cost of capital) components of the intangible asset run off at different rates, the amount recognized in income may be a net benefit in some periods and a net expense in other periods.

6. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

The following presents a summary of the Company's amortization expense for other intangible assets by major asset class:

(for the year ended December 31, in millions)	2011	2010	2009
Customer-related	**$47**	$61	$ 72
Fair value adjustment on claims and claim adjustment expense reserves and reinsurance recoverables	**22**	25	28
Total amortization expense	**$69**	$86	$100

Intangible asset amortization expense is estimated to be $52 million in 2012, $45 million in 2013, $43 million in 2014, $23 million in 2015 and $9 million in 2016.

7. INSURANCE CLAIM RESERVES

Claims and claim adjustment expense reserves were as follows:

(at December 31, in millions)	2011	2010
Property-casualty	**$51,353**	$51,537
Accident and health	**66**	69
Total	**$51,419**	$51,606

The following table presents a reconciliation of beginning and ending property casualty reserve balances for claims and claim adjustment expenses:

(at and for the year ended December 31, in millions)	2011	2010	2009
Claims and claim adjustment expense reserves at beginning of year	**$51,537**	$53,529	$55,121
Less reinsurance recoverables on unpaid losses	**11,282**	12,588	13,809
Net reserves at beginning of year	**40,255**	40,941	41,312
Estimated claims and claim adjustment expenses for claims arising in the current year	**16,937**	14,452	13,681
Estimated decrease in claims and claim adjustment expenses for claims arising in prior years	**(842)**	(1,417)	(1,449)
Total increases	**16,095**	13,035	12,232
Claims and claim adjustment expense payments for claims arising in:			
Current year	**7,751**	5,949	5,399
Prior years	**7,653**	7,748	7,519
Total payments	**15,404**	13,697	12,918
Unrealized foreign exchange (gain) loss	**(27)**	(24)	315
Net reserves at end of year	**40,919**	40,255	40,941
Plus reinsurance recoverables on unpaid losses	**10,434**	11,282	12,588
Claims and claim adjustment expense reserves at end of year	**$51,353**	$51,537	$53,529

7. INSURANCE CLAIM RESERVES (Continued)

Gross claims and claim adjustment expense reserves at December 31, 2011 and 2010 decreased by $184 million and $1.99 billion from the respective prior year-end, primarily reflecting ongoing claims and claim adjustment expense activity, including losses incurred and payments made, as well as net favorable prior year reserve development and payments related to operations in runoff, partially offset by the significant catastrophe losses incurred in 2011 and growth in business volume.

The $848 million decline in reinsurance recoverables at December 31, 2011 compared with the prior year reflected cash collections and the impact of net favorable prior year reserve development. The $1.31 billion decline in reinsurance recoverables at December 31, 2010 compared with the prior year-end primarily reflected cash collections and the impact of net favorable prior year reserve development, partially offset by a reduction in the allowance for uncollectible reinsurance.

Prior Year Reserve Development

The following disclosures regarding reserve development are on a "net of reinsurance" basis.

2011.

In 2011, estimated claims and claim adjustment expenses incurred included $842 million of net favorable development for claims arising in prior years, including $715 million of net favorable prior year reserve development impacting the Company's results of operations, which excludes $45 million of accretion of discount. Overall, accident years prior to and including 2009 experienced $1.10 billion of net favorable reserve development, while the 2010 accident year experienced $383 million of net unfavorable reserve development.

Business Insurance. Net favorable prior year reserve development in 2011 was $245 million, primarily driven by better than expected loss development in the general liability product line (excluding increases to asbestos and environmental reserves discussed below) which was concentrated in excess coverages for accident years 2005-2008 and reflected what the Company believes are more favorable legal and judicial environments than what the Company previously expected, as well as net favorable prior year reserve development in the property product line that reflected better than expected loss development for the 2008 and 2009 accident years. The workers' compensation line of business also contributed slightly to net favorable prior year reserve development in 2011, as favorable loss development for the 2003-2009 accident years was largely offset by net unfavorable loss development for the 2010 accident year. These factors were partially offset by $175 million and $76 million increases to asbestos and environmental reserves in 2011, respectively (discussed in further detail in the "Asbestos and Environmental Reserves" section below), unfavorable prior year reserve development in the commercial multi-peril product line driven by late reporting of hail claims incurred in 2010 and unfavorable prior year reserve development in the commercial automobile product line that reflected worse than expected severity for the 2009-2010 accident years.

Financial, Professional & International Insurance. Net favorable prior year reserve development in 2011 was $360 million. In Bond & Financial Products, net favorable development in 2011 primarily reflected better than expected results for accident years 2008 and prior for the contract surety business, and better than expected loss development for liability lines of business, driven by the fiduciary product for accident years 2008 and prior. In International, net favorable development in 2011 reflected better than expected loss development in Canada, primarily in the surety, directors and officers, and general liability lines of business for recent accident years and better than expected development in the

7. INSURANCE CLAIM RESERVES (Continued)

Company's operation at Lloyd's in the aviation, kidnap & ransom, and property lines for recent accident years.

Personal Insurance. Net favorable prior year reserve development in 2011 was $110 million, driven by better than expected loss development related to catastrophe losses incurred in the first half of 2010, as well as better than expected loss development in the 2006-2010 accident years for the umbrella line of business in the Homeowners and Other product line, partially offset by unfavorable prior year reserve development in the Automobile product line that was driven by worse than expected loss experience for the 2007-2010 accident years.

2010.

In 2010, estimated claims and claim adjustment expenses incurred included $1.42 billion of net favorable development for claims arising in prior years, including $1.25 billion of net favorable prior year reserve development impacting the Company's results of operations, which excludes $45 million of accretion of discount.

Business Insurance. Net favorable prior year reserve development in 2010 totaled $901 million, driven by better than expected loss development in the property, general liability (excluding increases to asbestos and environmental reserves discussed below) and workers' compensation product lines for multiple accident years, as well as in assumed reinsurance, which is in runoff. The property product line improvement primarily occurred in the 2008 and 2009 accident years as a result of better than expected loss development in Industry-Focused Underwriting and Target Risk Underwriting. The general liability product line improvement was concentrated in excess coverages for accident years 2006 and prior and reflected what the Company believes are more favorable legal and judicial environments than what the Company previously expected. Net favorable prior year reserve development in the workers' compensation product line was concentrated in accident years 2007 and prior and resulted from better than expected loss development. The improvement in assumed reinsurance resulted primarily from favorable resolutions of claims and disputes from accident years 2002 and prior. In addition, better than expected loss development in the Business Insurance segment in recent years resulted in a favorable re-estimation of reserves for unallocated loss adjustment expenses in 2010. The net favorable prior year reserve development in these product lines in 2010 was partially offset by $140 million and $35 million increases to asbestos and environmental reserves, respectively.

Financial, Professional & International Insurance. Net favorable prior year reserve development totaled $259 million in 2010. In Bond & Financial Products, net favorable prior year reserve development in 2010 was driven by better than expected loss development in the surety and management liability lines of business due to lower than expected claim activity and loss severity in the 2008 and prior accident years. In International, the majority of net favorable prior year reserve development in 2010 occurred at the Company's operation at Lloyd's, in Canada and in the United Kingdom.

Personal Insurance. Net favorable prior year reserve development of $87 million in 2010 was concentrated in the Homeowners and Other product line, primarily driven by favorable loss development in the 2008 and prior accident years, primarily for the umbrella line of business, partially offset by unfavorable loss development in the 2009 accident year for the homeowners line of business that was driven by higher than anticipated late-reported claims related to storms in 2009.

7. INSURANCE CLAIM RESERVES (Continued)

2009.

In 2009, estimated claims and claim adjustment expenses incurred included $1.45 billion of net favorable development for claims arising in prior years, including $1.33 billion of net favorable prior year reserve development impacting the Company's results of operations, which excludes $54 million of accretion of discount.

Business Insurance. Net favorable prior year reserve development totaled $1.03 billion in 2009, driven by better than expected loss development primarily concentrated in the general liability (excluding increases to asbestos and environmental reserves discussed below), commercial multi-peril, commercial automobile and commercial property product lines for recent accident years. The general liability and commercial multi-peril product lines experienced better than anticipated loss development that was attributable to several factors, including what the Company believes is improved legal and judicial environments, as well as enhanced risk control, underwriting and claim process initiatives. The commercial automobile line of business experienced better than expected loss development that was attributable to what the Company believes are more favorable legal and judicial environments than what the Company previously expected, claim handling initiatives and improvements in auto safety technology. The commercial property product line improvement primarily occurred in the 2007 and 2008 accident years as a result of better than expected loss development for certain large national property and inland marine exposures. In addition, the commercial property product line's 2005 accident year experience improved due to the litigation environment relating to, and ongoing claim settlements for, Hurricane Katrina. The net favorable prior year reserve development in these product lines in 2009 was partially offset by a $185 million increase to asbestos reserves and a $70 million increase to environmental reserves.

Financial, Professional & International Insurance. Net favorable prior year reserve development totaled $168 million in 2009, driven by better than expected loss development in International, particularly in the United Kingdom and Canada. In addition, the Aviation and Property lines of business at Lloyd's experienced net favorable prior year loss development in 2009. In Bond & Financial Products, better than expected loss development for the contract surety business within the fidelity and surety product line for recent accident years also resulted in net favorable prior year reserve development in 2009.

Personal Insurance. Net favorable prior year reserve development totaled $135 million in 2009, driven by favorable loss development related to Hurricanes Ike and Katrina, as well as the 2007 California wildfires.

Asbestos and Environmental Reserves

At December 31, 2011 and 2010, the Company's claims and claim adjustment expense reserves included $2.78 billion and $2.90 billion, respectively, for asbestos and environmental-related claims, net of reinsurance.

It is difficult to estimate the reserves for asbestos and environmental-related claims due to the vagaries of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in complex litigation and other uncertainties, including without limitation, those which are set forth below.

7. INSURANCE CLAIM RESERVES (Continued)

Asbestos Reserves. Because each policyholder presents different liability and coverage issues, the Company generally reviews the exposure presented by each policyholder at least annually. Among the factors which the Company may consider in the course of this review are: available insurance coverage, including the role of any umbrella or excess insurance the Company has issued to the policyholder; limits and deductibles; an analysis of the policyholder's potential liability; the jurisdictions involved; past and anticipated future claim activity and loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expense; potential role of other insurance; the role, if any, of non-asbestos claims or potential non-asbestos claims in any resolution process; and applicable coverage defenses or determinations, if any, including the determination as to whether or not an asbestos claim is a products/completed operation claim subject to an aggregate limit and the available coverage, if any, for that claim.

The Company's quarterly asbestos reserve reviews include an analysis of exposure and claim payment patterns by policyholder category, as well as recent settlements, policyholder bankruptcies, judicial rulings and legislative actions. The Company also analyzes developing payment patterns among policyholders in the Home Office, Field Office and Assumed Reinsurance and Other categories as well as projected reinsurance billings and recoveries. In addition, the Company reviews its historical gross and net loss and expense paid experience, year-by-year, to assess any emerging trends, fluctuations, or characteristics suggested by the aggregate paid activity. Conventional actuarial methods are not utilized to establish asbestos reserves nor have the Company's evaluations resulted in any way of determining a meaningful average asbestos defense or indemnity payment.

In the third quarter of 2011, the Company completed its annual in-depth asbestos claim review and noted the following trends:

- continued high level of litigation activity involving individuals alleging serious asbestos-related illness;
- an increase in severity for certain policyholders as a result of the continued high level of litigation activity;
- stable payment patterns for a significant proportion of policyholders;
- a further decrease in the number of large asbestos exposures confronting the Company due to additional settlement activity;
- continued moderate level of asbestos-related bankruptcy activity; and
- the absence of new theories of liability or new classes of defendants.

While the Company believes that over the past several years there has been a reduction in the volatility associated with the Company's overall asbestos exposure, there nonetheless remains a high degree of uncertainty with respect to future exposure from asbestos claims.

As in prior years, the annual claim review considered active policyholders and litigation cases for potential product and "non-product" liability. While the Home Office and Field Office categories, which account for the vast majority of policyholders with active asbestos-related claims, experienced a slight reduction in the number of policyholders with open asbestos claims compared with the prior year period, gross asbestos-related payments in these categories increased slightly in 2011 compared with 2010. Payments on behalf of policyholders in these categories continue to be influenced by the high

7. INSURANCE CLAIM RESERVES (Continued)

level of litigation activity in a limited number of jurisdictions where individuals alleging serious asbestos-related injury continue to target previously peripheral defendants.

The completion of these reviews and analyses in 2011 and 2010 resulted in $175 million and $140 million increases, respectively, in the Company's net asbestos reserves, primarily driven by increases in the Company's estimate of projected settlement and defense costs related to a broad number of policyholders and higher projected payments on assumed reinsurance accounts. The increase in the estimate of projected settlement and defense costs resulted from recent payment trends being moderately higher than previously anticipated due to the impact of the current litigation environment discussed above. Notwithstanding these trends, the Company's overall view of the underlying asbestos environment is essentially unchanged from recent periods. The increase in 2010 also reflected increases in costs of litigating asbestos-related coverage matters and was partially offset by a $70 million benefit from the reduction in the allowance for uncollectible reinsurance resulting from a favorable ruling related to a reinsurance dispute. In 2009, the Company recorded a $185 million increase in asbestos reserves, primarily driven by a slight increase in the Company's assumption for projected defense costs related to many policyholders.

Net asbestos losses paid in 2011, 2010 and 2009 were $284 million, $350 million and $341 million, respectively. Approximately 19%, 32% and 41% of total net paid losses in 2011, 2010 and 2009, respectively, related to policyholders with whom the Company had entered into settlement agreements limiting the Company's liability.

Environmental Reserves. In establishing environmental reserves, the Company evaluates the exposure presented by each policyholder and the anticipated cost of resolution, if any. In the course of this analysis, the Company generally considers the probable liability, available coverage, relevant judicial interpretations and historical value of similar exposures. In addition, the Company considers the many variables presented, such as: the nature of the alleged activities of the policyholder at each site; the number of sites; the total number of potentially responsible parties at each site; the nature of the alleged environmental harm and the corresponding remedy at each site; the nature of government enforcement activities at each site; the ownership and general use of each site; the overall nature of the insurance relationship between the Company and the policyholder, including the role of any umbrella or excess insurance the Company has issued to the policyholder; the involvement of other insurers; the potential for other available coverage, including the number of years of coverage; the role, if any, of non-environmental claims or potential non-environmental claims in any resolution process; and the applicable law in each jurisdiction. The evaluation of the exposure presented by a policyholder can change as information concerning that policyholder and the many variables presented is developed. Conventional actuarial techniques are not used to estimate these reserves.

The Company continues to receive notices from policyholders tendering claims for the first time. These policyholders continue to present smaller exposures, have fewer sites and are lower tier defendants. Further, in many instances, clean-up costs have been reduced because regulatory agencies are willing to accept risk-based site analyses and more efficient clean-up technologies. Over the past several years, the Company has experienced generally favorable trends in overall environmental claim payments, in the number of new policyholders tendering environmental claims for the first time and in the number of pending declaratory judgment actions relating to environmental matters. However, in 2011, the Company increased its net environmental reserves by $76 million, primarily because the degree to which those favorable trends continued was less than anticipated. In 2010, the Company

7. INSURANCE CLAIM RESERVES (Continued)

increased its net environmental reserves by $35 million due to a modest upward development in the expected defense and settlement costs for certain of its pending policyholders. The Company increased its net environmental reserves by $70 million in 2009, due to a slight increase in the number of policyholders tendering claims for the first time and upward development in the expected defense and settlement costs for certain of its pending policyholders.

Asbestos and Environmental Reserves. As a result of the processes and procedures described above, management believes that the reserves carried for asbestos and environmental claims at December 31, 2011 are appropriately established based upon known facts, current law and management's judgment. However, the uncertainties surrounding the final resolution of these claims continue, and it is difficult to determine the ultimate exposure for asbestos and environmental claims and related litigation. As a result, these reserves are subject to revision as new information becomes available and as claims develop. The continuing uncertainties include, without limitation, the risks and lack of predictability inherent in complex litigation, any impact from the bankruptcy protection sought by various asbestos producers and other asbestos defendants, a further increase or decrease in the cost to resolve, and/or the number of, asbestos and environmental claims beyond that which is anticipated, the role of any umbrella or excess policies the Company has issued, the resolution or adjudication of disputes pertaining to the amount of available coverage for asbestos and environmental claims in a manner inconsistent with the Company's previous assessment of these claims, the number and outcome of direct actions against the Company, future developments pertaining to the Company's ability to recover reinsurance for asbestos and environmental claims and the unavailability of other insurance sources potentially available to policyholders, whether through exhaustion of policy limits or through the insolvency of other participating insurers. In addition, uncertainties arise from the insolvency or bankruptcy of policyholders and other defendants. It is also not possible to predict changes in the legal, regulatory and legislative environment and their impact on the future development of asbestos and environmental claims. This environment could be affected by changes in applicable legislation and future court and regulatory decisions and interpretations, including the outcome of legal challenges to legislative and/or judicial reforms establishing medical criteria for the pursuit of asbestos claims. It is also difficult to predict the ultimate outcome of complex coverage disputes until settlement negotiations near completion and significant legal questions are resolved or, failing settlement, until the dispute is adjudicated. This is particularly the case with policyholders in bankruptcy where negotiations often involve a large number of claimants and other parties and require court approval to be effective. As part of its continuing analysis of asbestos and environmental reserves, the Company continues to study the implications of these and other developments.

Because of the uncertainties set forth above, additional liabilities may arise for amounts in excess of the current related reserves. In addition, the Company's estimate of claims and claim adjustment expenses may change. These additional liabilities or increases in estimates, or a range of either, cannot now be reasonably estimated and could result in income statement charges that could be material to the Company's operating results in future periods.

Catastrophe Exposure

The Company has geographic exposure to catastrophe losses, which can be caused by a variety of events, including, among others, hurricanes, tornadoes and other windstorms, earthquakes, hail, wildfires, severe winter weather, floods and volcanic eruptions. Catastrophes can also result from a

7. INSURANCE CLAIM RESERVES (Continued)

terrorist attack (including those involving nuclear, biological, chemical or radiological events), explosions, infrastructure failures or as a consequence of political instability. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in larger areas, especially those that are heavily populated. The Company generally seeks to mitigate its exposure to catastrophes through individual risk selection and the purchase of catastrophe reinsurance.

There are also risks which impact the estimation of ultimate costs for catastrophes. For example, the estimation of reserves related to hurricanes can be affected by the inability of the Company and its insureds to access portions of the impacted areas, the complexity of factors contributing to the losses, the legal and regulatory uncertainties and the nature of the information available to establish the reserves. Complex factors include, but are not limited to: determining whether damage was caused by flooding versus wind; evaluating general liability and pollution exposures; estimating additional living expenses; the impact of demand surge; infrastructure disruption; fraud; the effect of mold damage and business income interruption costs; and reinsurance collectibility. The timing of a catastrophe's occurrence, such as at or near the end of a reporting period, can also affect the information available to us in estimating reserves for that reporting period. The estimates related to catastrophes are adjusted as actual claims emerge.

8. DEBT

Debt outstanding was as follows:

(at December 31, in millions)	2011	2010
Short-term:		
Commercial paper	**$ 100**	$ 100
5.375% Senior notes due June 15, 2012	**250**	—
7.22% Real estate non-recourse debt due September 1, 2011	**—**	9
Total short-term debt	**350**	109
Long-term:		
5.375% Senior notes due June 15, 2012	**—**	250
5.00% Senior notes due March 15, 2013	**500**	500
5.50% Senior notes due December 1, 2015	**400**	400
6.25% Senior notes due June 20, 2016	**400**	400
5.75% Senior notes due December 15, 2017	**450**	450
5.80% Senior notes due May 15, 2018	**500**	500
5.90% Senior notes due June 2, 2019	**500**	500
3.90% Senior notes due November 1, 2020	**500**	500
7.75% Senior notes due April 15, 2026	**200**	200
7.625% Junior subordinated debentures due December 15, 2027	**125**	125
6.375% Senior notes due March 15, 2033	**500**	500
6.75% Senior notes due June 20, 2036	**400**	400
6.25% Senior notes due June 15, 2037	**800**	800
5.35% Senior notes due November 1, 2040	**750**	750
8.50% Junior subordinated debentures due December 15, 2045	**56**	56
8.312% Junior subordinated debentures due July 1, 2046	**73**	73
6.25% Fixed-to-floating rate junior subordinated debentures due March 15, 2067	**115**	115
Total long-term debt	**6,269**	6,519
Total debt principal	**6,619**	6,628
Unamortized fair value adjustment	**53**	54
Unamortized debt issuance costs	**(67)**	(71)
Total debt	**$6,605**	$6,611

2011 Debt Repayment. On June 1, 2011, the Company repaid the remaining $9 million principal balance on its 7.22% real estate non-recourse debt.

2010 Debt Issuance—On November 1, 2010, the Company issued $500 million aggregate principal amount 3.90% senior notes that will mature on November 1, 2020, and $750 million aggregate principal amount 5.35% senior notes that will mature on November 1, 2040. The net proceeds of these issuances, after original issuance discount and the deduction of underwriting expenses and commissions and other expenses, totaled approximately $496 million and $738 million, respectively. Interest on the senior notes is payable semi-annually in arrears on November 1 and May 1 of each year. The senior notes are redeemable in whole at any time or in part from time to time, at the Company's option, at a redemption price equal to the greater of (a) 100% of the principal amount of senior notes to be

8. DEBT (Continued)

redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury rate (as defined) plus 15 basis points for the 2020 senior notes and 20 basis points for the 2040 notes.

2010 Debt Payments and Maturities—Prior to November 2010, the Company was subject to a replacement capital covenant that it had granted to the holders of its 6.75% senior notes due June 20, 2036 (the senior notes). The replacement capital covenant restricted the Company's ability to repurchase its $1.00 billion in outstanding 6.25% fixed-to-floating rate junior subordinated debentures due March 15, 2067 (the debentures). In November 2010, the Company paid approximately $4 million to holders of the senior notes to terminate the replacement capital covenant. Following the termination, the Company purchased approximately $885 million aggregate principal amount of the debentures. A $60 million pretax loss was recognized in 2010 related to these transactions.

On September 16, 2010, the Company repaid the remaining $4 million principal balance on its 7.81% private placement senior notes. On August 23, 2010, the Company's $21 million, 7.415% medium-term notes matured and were fully paid. On April 15, 2010, the Company's $250 million, 8.125% senior notes matured and were fully paid. All of these debt payments were made from internally generated funds.

Description of Debt

Commercial Paper—The Company maintains an $800 million commercial paper program, supported by a $1.0 billion bank credit agreement that expires on June 10, 2013. (See "Line of Credit Agreement" discussion that follows). Interest rates on commercial paper issued in 2011 ranged from 0.1% to 0.3%, and in 2010 ranged from 0.2% to 0.3%.

Senior Notes—The Company's various senior debt issues are unsecured obligations that rank equally with one another. Interest payments are made semi-annually. The Company generally may redeem some or all of the notes prior to maturity in accordance with terms unique to each debt instrument.

Junior Subordinated Debentures—The Company's $115 million remaining aggregate principal amount of 6.25% fixed-to-floating rate debentures bear interest at an annual rate of 6.25% from the date of issuance to, but excluding, March 15, 2017, payable semi-annually in arrears on March 15 and September 15. From and including March 15, 2017, the debentures will bear interest at an annual rate equal to three-month LIBOR plus 2.215%, payable quarterly on March 15, June 15, September 15 and December 15 of each year. The Company can redeem the debentures at its option, in whole or in part, at any time on or after March 15, 2017 at a redemption price of 100% of the principal amount being redeemed plus accrued but unpaid interest. The Company can redeem the debentures at its option prior to March 15, 2017 (a) in whole at any time or in part from time to time or (b) in whole, but not in part, in the event of certain tax or rating agency events relating to the debentures, at a redemption price equal to the greater of 100% of the principal amount being redeemed and the applicable make-whole amount, in each case plus any accrued and unpaid interest.

The Company has the right, on one or more occasions, to defer the payment of interest on the debentures. The Company will not be required to settle deferred interest until it has deferred interest

8. DEBT (Continued)

for five consecutive years or, if earlier, made a payment of current interest during a deferral period. The Company may defer interest for up to ten consecutive years without giving rise to an event of default. Deferred interest will accumulate additional interest at an annual rate equal to the annual interest rate then applicable to the debentures.

The debentures have a final maturity date of March 15, 2067 and a scheduled maturity date of March 15, 2037. The Company can redeem the debentures at its option any time (as described above) using any source of funds, including cash. If the Company chooses not to redeem the debentures, then during the 180-day period ending not more than 15 and not less than ten business days prior to the scheduled maturity date, the Company will be required to use commercially reasonable efforts to sell enough qualifying capital securities to permit repayment of the debentures at the scheduled maturity date. If any debentures remain outstanding after the scheduled maturity date, unless and until the Company redeems the debentures (as described above) using any source of funds, including cash, the Company shall be required to use its commercially reasonable efforts on a quarterly basis to raise sufficient proceeds from the sale of qualifying capital securities to permit the repayment in full of the debentures. If there are remaining debentures at the final maturity date, the Company is required to redeem the debentures using any source of funds. Qualifying capital securities are securities (other than common stock, qualifying warrants, mandatorily convertible preferred stock, debt exchangeable for common equity, and debt exchangeable for preferred equity) which generally are treated by the ratings agencies as having similar equity content to the debentures.

The Company's three other junior subordinated debenture instruments are all similar in nature to each other. Three separate business trusts issued preferred securities to investors and used the proceeds to purchase the Company's subordinated debentures. Interest on each of the instruments is paid semi-annually.

The Company's consolidated balance sheet includes the debt instruments acquired in the merger, which were recorded at fair value as of the acquisition date. The resulting fair value adjustment is being amortized over the remaining life of the respective debt instruments using the effective-interest method. The amortization of the fair value adjustment reduced interest expense by $1 million and $4 million for the years ended December 31, 2011 and 2010, respectively.

The following table presents merger-related unamortized fair value adjustments and the related effective interest rate:

(in millions)	Issue Rate	Maturity Date	Unamortized Fair Value Purchase Adjustment at December 31, 2011	2010	Effective Interest Rate to Maturity
Subordinated debentures	7.625%	Dec. 2027	**$18**	$19	6.147%
	8.500%	Dec. 2045	**16**	16	6.362%
	8.312%	Jul. 2046	**19**	19	6.362%
Total			**$53**	$54	

On April 1, 2004, The Travelers Companies, Inc. fully and unconditionally guaranteed the payment of all principal, premiums, if any, and interest on certain debt obligations of its subsidiaries TPC and

8. DEBT (Continued)

Travelers Insurance Group Holdings Inc. (TIGHI). The guarantees pertain to the $500 million 5.00% notes due 2013, the $200 million 7.75% notes due 2026 and the $500 million 6.375% notes due 2033.

Maturities—The amount of debt obligations, other than commercial paper, that become due in each of the next five years is as follows: 2012, $250 million; 2013, $500 million; 2014, none; 2015, $400 million; and 2016, $400 million.

Line of Credit Agreement

The Company is party to a three-year, $1.0 billion revolving credit agreement with a syndicate of financial institutions that expires in June 2013. Pursuant to the credit agreement covenants, the Company must maintain a minimum consolidated net worth (generally defined as shareholders' equity plus certain trust preferred and mandatorily convertible securities, reduced for goodwill and other intangible assets) of $14.35 billion. The Company must also maintain a ratio of total debt to the sum of total debt plus consolidated net worth of not greater than 0.40 to 1.00. In addition, the credit agreement contains other customary restrictive covenants as well as certain customary events of default, including with respect to a change in control, which is defined to include the acquisition of 35% or more of the Company's voting stock and certain changes in the composition of the Company's board of directors. At December 31, 2011, the Company was in compliance with these covenants. Generally, the cost of borrowing under this agreement will range from LIBOR plus 100 basis points to LIBOR plus 175 basis points depending on the Company's credit ratings. At December 31, 2011, that cost would have been LIBOR plus 125 basis points had there been any amounts outstanding under the credit agreement. This line of credit also supports the Company's commercial paper program.

Shelf Registration

In December 2011, the Company filed with the Securities and Exchange Commission a universal shelf registration statement for the potential offering and sale of securities to replace the Company's previous registration statement that had expired in the normal course of business. The Company may offer these securities from time to time at prices and on other terms to be determined at the time of offering. During 2010, the Company issued securities with a principal amount of $1.25 billion under the prior shelf registration statement.

9. SHAREHOLDERS' EQUITY AND DIVIDEND AVAILABILITY

Common Stock

The Company is governed by the Minnesota Business Corporation Act. All authorized shares of voting common stock have no par value. Shares of common stock reacquired are considered authorized and unissued shares. The number of authorized shares of the company is 1.75 billion, consisting of 1.745 billion shares of voting common stock and five million undesignated shares. The Company's articles of incorporation authorize the board of directors to establish, from the undesignated shares, one or more classes and series of shares, and to further designate the type of shares and terms thereof.

9. SHAREHOLDERS' EQUITY AND DIVIDEND AVAILABILITY (Continued)

Treasury Stock

The Company's board of directors has approved common share repurchase authorizations under which repurchases may be made from time to time in the open market, pursuant to pre-set trading plans meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, in private transactions or otherwise. The authorizations do not have a stated expiration date. The timing and actual number of shares to be repurchased in the future will depend on a variety of factors, including the Company's financial position, earnings, share price, catastrophe losses, funding of the Company's qualified pension plan, capital requirements of the Company's operating subsidiaries, legal requirements, regulatory constraints, other investment opportunities (including mergers and acquisitions), market conditions and other factors. The following table summarizes repurchase activity in 2011 and remaining repurchase capacity at December 31, 2011.

Quarterly Period Ending (in millions, except per share amounts)	Number of shares purchased	Cost of shares repurchased	Average price paid per share	Remaining capacity under share repurchase authorization
March 31, 2011	18.9	$1,100	$58.23	$5,409
June 30, 2011	3.9	237	60.27	5,172
September 30, 2011	7.3	375	51.77	4,797
December 31, 2011	20.9	1,188	56.74	3,609
Total	51.0	$2,900	$56.86	$3,609

The Company's Amended and Restated 2004 Stock Incentive Plan provides settlement alternatives to employees in which the Company retains shares to cover tax withholding costs and exercise costs. During the years ended December 31, 2011 and 2010, the Company acquired $82 million and $66 million, respectively, of its common stock under this plan.

Common shares acquired are reported as treasury stock in the consolidated balance sheet.

Preferred Stock

The Company's preferred shareholders' equity at December 31, 2010 represented the par value of preferred shares outstanding related to a legacy Stock Ownership Plan (SOP) Trust which was subsequently merged into The Travelers 401(k) Savings Plan (the Savings Plan). The SOP Trust could at any time convert any or all of the preferred shares into shares of the Company's common stock at a rate of eight shares of common stock for each preferred share. In May 2011, the Company's board of directors authorized the redemption of the Company's preferred stock held by the Savings Plan and gave notice of that redemption to the appropriate fiduciaries of the Savings Plan. Following a fiduciary review, the Savings Plan exercised its right to convert each preferred share into eight shares of the Company's common stock. As a result, all preferred shares outstanding on June 7, 2011 (190,083 shares) were converted into a total of 1.52 million shares of the Company's common stock.

Dividend Availability

The Company's insurance subsidiaries are subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to their parent without prior approval of insurance regulatory authorities. A maximum of $1.96 billion is available by the end of 2012 for such dividends

9. SHAREHOLDERS' EQUITY AND DIVIDEND AVAILABILITY (Continued)

without prior approval of the Connecticut Insurance Department. The Company may choose to accelerate the timing within 2012 and/or increase the amount of dividends from its insurance subsidiaries in 2012, which could result in certain dividends being subject to approval by the Connecticut Insurance Department. The holding company received $2.33 billion of dividends from its domestic insurance subsidiaries in 2011.

Statutory Net Income and Policyholder Surplus

Statutory net income of the Company's domestic and international insurance subsidiaries was $1.50 billion, $3.69 billion and $3.90 billion for the years ended December 31, 2011, 2010 and 2009, respectively. Policyholder surplus of the Company's domestic and international insurance subsidiaries was $19.17 billion and $20.07 billion at December 31, 2011 and 2010, respectively.

9. SHAREHOLDERS' EQUITY AND DIVIDEND AVAILABILITY (Continued)

Accumulated Other Changes in Equity from Nonowner Sources, Net of Tax

Changes in each component of Accumulated Other Changes in Equity from Nonowner Sources were as follows:

(at and for the year ended December 31, in millions)	Net Unrealized Gains (Losses) on Investment Securities	Net Benefit Plan Assets and Obligations Recognized in Equity	Net Unrealized Foreign Currency Translation and Other	Accumulated Other Changes in Equity from Nonowner Sources
Balance, December 31, 2008	**$ (146)**	**$(549)**	**$(205)**	**$ (900)**
Cumulative effect of adoption of updated accounting guidance at April 1, 2009 net of tax benefit of $(38) (see note 1)	(71)	—	—	(71)
Net change in unrealized gains on investment securities, net of tax expense of $1,119	2,085	—	—	2,085
Less: Reclassification adjustment for net realized gains included in net income, net of tax benefit of $(6)	(12)	—	—	(12)
Net change in benefit plan assets and obligations recognized in equity, net of tax benefit of $(47)	—	(88)	—	(88)
Change in other, net of tax expense of $46	—	—	205	205
Current period change	2,002	(88)	205	2,119
Balance, December 31, 2009	**1,856**	**(637)**	**—**	**1,219**
Net change in unrealized gains on investment securities, net of tax expense of $110	204	—	—	204
Less: Reclassification adjustment for net realized gains included in net income, net of tax benefit of $(108)	(201)	—	—	(201)
Net change in benefit plan assets and obligations recognized in equity, net of tax expense of $12	—	27	—	27
Change in other, net of tax expense of $6	—	—	6	6
Current period change	3	27	6	36
Balance, December 31, 2010	**1,859**	**(610)**	**6**	**1,255**
Net change in unrealized gains on investment securities, net of tax expense of **$600**	**1,083**	**—**	**—**	**1,083**
Less: Reclassification adjustment for net realized gains included in net income, net of tax benefit of **$(38)**	**(71)**	**—**	**—**	**(71)**
Net change in benefit plan assets and obligations recognized in equity, net of tax benefit of **$(106)**	**—**	**(201)**	**—**	**(201)**
Change in other, net of tax benefit of **$(29)**	**—**	**—**	**(61)**	**(61)**
Current period change	**1,012**	**(201)**	**(61)**	**750**
Balance, December 31, 2011	**$2,871**	**$(811)**	**$ (55)**	**$2,005**

10. EARNINGS PER SHARE

Basic earnings per share was computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share reflected the effect of potentially dilutive securities.

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations:

(for the year ended December 31, in millions, except per share amounts)	2011	2010	2009
Basic			
Net income, as reported	**$1,426**	$3,216	$3,622
Preferred stock dividends	**(1)**	(3)	(3)
Participating share-based awards—allocated income	**(11)**	(25)	(26)
Net income available to common shareholders—basic	**$1,414**	$3,188	$3,593
Diluted			
Net income available to common shareholders	**$1,414**	$3,188	$3,593
Effect of dilutive securities:			
Convertible preferred stock	**1**	3	3
Participating share-based awards—re-allocated income	**—**	2	2
Zero coupon convertible notes	**—**	—	1
Net income available to common shareholders—diluted	**$1,415**	$3,193	$3,599
Common Shares			
Basic			
Weighted average shares outstanding	**415.8**	476.5	563.2
Diluted			
Weighted average shares outstanding	**415.8**	476.5	563.2
Weighted average effects of dilutive securities:			
Convertible preferred stock	**0.7**	1.8	2.0
Stock options and performance shares	**4.0**	4.2	3.0
Zero coupon convertible notes	**—**	—	0.4
Total	**420.5**	482.5	568.6
Net income Per Common Share			
Basic	**$ 3.40**	$ 6.69	$ 6.38
Diluted	**$ 3.36**	$ 6.62	$ 6.33

11. INCOME TAXES

(for the year ended December 31, in millions)	2011	2010	2009
Composition of income tax expense (benefit) included in consolidated statement of income			
Current expense (benefit):			
Federal	**$ (176)**	$ 846	$ 822
Foreign	**34**	78	75
State	**3**	10	(8)
Total current tax expense (benefit)	**(139)**	934	889
Deferred expense (benefit):			
Federal	**63**	178	213
Foreign	**2**	(22)	(13)
Total deferred tax expense	**65**	156	200
Total income tax expense (benefit) included in consolidated statement of income	**(74)**	1,090	1,089
Composition of income tax included in common shareholders' equity			
Expense (benefit) relating to stock-based compensation, the change in unrealized appreciation on investments, unrealized loss on foreign exchange and unrealized loss on derivatives, and other comprehensive income	**399**	(2)	1,099
Total income tax expense included in consolidated financial statements	**$ 325**	$1,088	$2,188

(for the year ended December 31, in millions)	2011	2010	2009
Effective tax rate			
Income before federal, foreign and state income taxes	**$1,352**	$4,306	$4,711
Statutory tax rate	**35%**	35%	35%
Expected federal income tax expense	**473**	1,507	1,649
Tax effect of:			
Nontaxable investment income	**(449)**	(476)	(480)
Favorable resolution of prior year tax matters	**(104)**	—	(89)
Other, net	**6**	59	9
Total income tax expense (benefit)	**$ (74)**	$1,090	$1,089
Effective tax rate	**(5)%**	25%	23%

The current income tax receivable was $119 million at December 31, 2011 and is included in other assets in the consolidated balance sheet. The current income tax payable was $265 million at December 31, 2010 and is included in other liabilities in the consolidated balance sheet.

Income, before income taxes, from domestic operations for the years ended December 31, 2011, 2010 and 2009 was $1.23 billion, $4.20 billion and $4.54 billion, respectively. Income, before income taxes, from foreign opererations for the years ended December 31, 2011, 2010 and 2009 was $122 million, $106 million and $171 million, respectively.

11. INCOME TAXES (Continued)

The net deferred tax asset comprises the tax effects of temporary differences related to the following assets and liabilities:

(at December 31, in millions)	2011	2010
Deferred tax assets		
Claims and claim adjustment expense reserves	**$ 936**	$ 996
Unearned premium reserves	**680**	662
Other	**844**	713
Total gross deferred tax assets	**2,460**	2,371
Deferred tax liabilities		
Deferred acquisition costs	**585**	575
Investments	**1,650**	1,128
Internally developed software	**128**	122
Other	**90**	53
Total gross deferred tax liabilities	**2,453**	1,878
Total deferred taxes	**$ 7**	$ 493

If the Company determines that any of its deferred tax assets will not result in future tax benefits, a valuation allowance must be established for the portion of these assets that are not expected to be realized. Based upon a review of the Company's anticipated future taxable income, and also including all other available evidence, both positive and negative, the Company's management concluded that it is more likely than not that the gross deferred tax assets will be realized.

For tax return purposes, as of December 31, 2011, the Company had net operating loss (NOL) carryforwards on a regular tax basis and an alternative minimum tax (AMT) basis of approximately $59 million and $14 million, respectively. These NOL carryforwards expire, if unused, in 2018. In addition, the Company has AMT credit carryforwards of $95 million which are available to reduce future federal regular income taxes over an indefinite period. The amount and timing of realizing the benefits of NOL and AMT credit carryforwards depend on future taxable income and limitations imposed by tax laws. The benefits of the NOL and AMT credit carryforwards have been recognized in the consolidated financial statements and are included in net deferred tax assets.

U.S. income taxes have not been recognized on $649 million of the Company's foreign operations' undistributed earnings as of December 31, 2011, as such earnings are intended to be permanently reinvested in those operations. Furthermore, any taxes paid to foreign governments on these earnings may be used as credits against the U.S. tax on any dividend distributions from such earnings.

11. INCOME TAXES (Continued)

The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2011 and 2010:

(in millions)	2011	2010
Balance at January 1	$103	$100
Additions for tax positions of prior years	1	9
Reductions for tax positions of prior years	(68)	(7)
Additions based on tax positions related to current year	1	1
Balance at December 31	$ 37	$103

Included in the balances at December 31, 2011 and 2010 were $2 million and $3 million, respectively, of unrecognized tax benefits that, if recognized, would affect the annual effective tax rate. Also included in the balances at those dates were $35 million and $100 million, respectively, of tax positions for which the ultimate deductibility is certain, but for which there is uncertainty about the timing of deductibility. The timing of such deductibility would not affect the annual effective tax rate.

The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits in income taxes. During the years ended December 31, 2011 and 2010, the Company recognized approximately $(122) million and $79 million in interest, respectively. The Company had approximately $48 million and $170 million accrued for the payment of interest at December 31, 2011 and 2010, respectively.

The IRS is conducting an examination of the Company's U.S. income tax returns for 2009 and 2010. The Company does not expect any significant changes to its liability for unrecognized tax benefits during the next twelve months.

12. SHARE-BASED INCENTIVE COMPENSATION

The Company has a share-based incentive compensation plan, The Travelers Companies, Inc. Amended and Restated 2004 Stock Incentive Plan (the 2004 Incentive Plan), which replaced prior share-based incentive compensation plans (legacy plans). The purposes of the 2004 Incentive Plan are to align the interests of the Company's non-employee directors, executive officers and other employees with those of the Company's shareholders, and to attract and retain personnel by providing incentives in the form of stock-based awards. The 2004 Incentive Plan permits grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock, deferred stock units, performance awards and other stock-based or stock-denominated awards with respect to the Company's common stock. The number of shares of the Company's common stock authorized for grant under the 2004 Incentive Plan is 35 million shares, subject to additional shares that may be available for awards as described below. The Company has a policy of issuing new shares to settle the exercise of stock option awards and the vesting of other equity awards.

In connection with the adoption of the 2004 Incentive Plan, legacy share-based incentive compensation plans were terminated. Outstanding grants were not affected by the termination of these legacy plans, including the grant of reload options related to prior option grants under the legacy plans. All outstanding options with a reload feature expire in 2013.

12. SHARE-BASED INCENTIVE COMPENSATION (Continued)

The 2004 Incentive Plan is the only plan pursuant to which future stock-based awards may be granted. In addition to the 35 million shares initially authorized for issuance under the 2004 Incentive Plan, the following will not be counted towards the 35 million shares available and will be available for future grants under the 2004 Incentive Plan: (i) shares of common stock subject to an award that expires unexercised, that is forfeited, terminated or canceled, that is settled in cash or other forms of property, or otherwise does not result in the issuance of shares of common stock, in whole or in part; (ii) shares that are used to pay the exercise price of stock options and shares used to pay withholding taxes on awards generally; and (iii) shares purchased by the Company on the open market using cash option exercise proceeds; provided, however, that the increase in the number of shares of common stock available for grant pursuant to such market purchases shall not be greater than the number that could be repurchased at fair market value on the date of exercise of the stock option giving rise to such option proceeds. These provisions also apply to awards granted under the legacy share-based incentive compensation plans that were outstanding on the effective date of the 2004 Incentive Plan.

The Company also has a compensation program for non-employee directors (the Director Compensation Program). Under the Director Compensation Program, non-employee directors' compensation consists of an annual retainer, a deferred stock award, committee chair fees and a lead director fee. Each non-employee director may choose to receive all or a portion of his or her annual retainer in the form of cash or deferred stock units which vest upon grant. The annual deferred stock awards vest in full one day prior to the date of the Company's annual meeting of shareholders occurring in the year following the year of the grant date, subject to continued service. Any of the deferred stock awards may accumulate, including reinvestment dividends, until distribution either in a lump sum six months after termination of service as a director or, if the director so elects, in annual installments beginning at least six months following termination of service as a director. The shares of deferred stock units issued under the Director Compensation Program are awarded under the 2004 Incentive Plan.

Stock Option Awards

Stock option awards granted to eligible officers and key employees have a ten-year term. Prior to January 1, 2007, stock options were granted with an exercise price equal to the fair market value of the Company's common stock on the day preceding the date of grant. Beginning January 1, 2007, all stock options are granted with an exercise price equal to the closing price of the Company's common stock on the date of grant. The stock options granted generally vest upon meeting certain years of service criteria. Except as the Compensation Committee of the Board may allow in the future, stock options cannot be sold or transferred by the participant. The stock options granted under the 2004 Incentive Plan vest three years after grant date (cliff vest).

In addition to the stock option awards described above, certain stock option awards that were granted under legacy plans permit an employee exercising an option to be granted a new option (a reload option) at an exercise price equal to the closing price of the Company's common stock on the date on which the original option is exercised. The reload option is permitted on certain stock option awards granted prior to January 2003 at an amount equal to the number of shares of the common stock used to satisfy both the exercise price and withholding taxes due upon exercise of an option and vest either six months or one year after the grant date and are exercisable for the remaining term of the related original option.

12. SHARE-BASED INCENTIVE COMPENSATION (Continued)

The fair value of each option award is estimated on the date of grant by application of a variation of the Black-Scholes option pricing model using the assumptions noted in the following table. The expected term of newly granted stock options is the time to vest plus half the remaining time to expiration. This considers the vesting restriction and represents an even pattern of exercise behavior over the remaining term. Reload options are exercisable for the remaining term of the original option and therefore would generally have a shorter expected term. Beginning in April 2010, due to the Company having attained sufficient history with respect to changes in its stock prices over time, the expected volatility assumption is based on the historical volatility of the Company's common stock for the same period as the estimated option term based on the mid-month of the option grant. Prior to April 2010, the expected volatility was based on the average historical volatility of the common stock of an industry peer group of entities due to the limited Company stock history. The expected dividend is based upon the Company's current quarter dividend annualized and assumed to be constant over the expected option term. The risk-free interest rate for each option is the interpolated market yield for the mid-month of the option grant on a U.S. Treasury bill with a term comparable to the expected option term of the granted stock option. Shares received through option exercises under the reload program are subject to either a one-year or two-year restriction on sale. A discount, as measured by the estimated cost of protecting against changes in market value, 5% for one year sales restrictions and 10% for two year sales restrictions, has been applied to the fair value of reload options granted to reflect these sales restrictions. The following assumptions were used in estimating the fair value of options on grant date for the years ended December 31, 2011, 2010 and 2009:

2011	Original Grants	Reload Grants
Expected term of stock options	**6 years**	**1 year**
Expected volatility of the Company's stock	**28.0% - 28.6%**	**15.7% - 17.6%**
Weighted average volatility	**28.2%**	**15.9%**
Expected annual dividend per share	**$1.44 - $1.64**	**$1.44 - $1.64**
Risk-free rate	**1.19% - 2.62%**	**0.10% - 0.29%**

2010	Original Grants	Reload Grants
Expected term of stock options	6 years	1 - 2 years
Expected volatility of the Company's stock	28.3% - 29.1%	18.3% - 41.6%
Weighted average volatility	28.4%	21.1%
Expected annual dividend per share	$1.32 - $1.44	$1.32 - $1.44
Risk-free rate	1.68% - 2.71%	0.20% - 0.95%

2009	Original Grants	Reload Grants
Expected term of stock options	6 years	1 - 2 years
Expected volatility of the Company's stock	28.2% - 34.1%	36.5% - 55.1%
Weighted average volatility	32.4%	42.9%
Expected annual dividend per share	$1.20 - $1.32	$1.20 - $1.32
Risk-free rate	2.07% - 2.85%	0.29% - 1.21%

12. SHARE-BASED INCENTIVE COMPENSATION (Continued)

A summary of stock option activity under the Company's 2004 Incentive Plan and legacy share-based incentive compensation plans as of and for the year ended December 31, 2011 is as follows:

Stock Options	Number	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining	Aggregate Intrinsic Value ($ in millions)
Outstanding, beginning of year	22,476,981	$46.52		
Granted:				
Original	2,380,199	56.85		
Reload	574,815	62.25		
Exercised	(6,845,142)	46.03		
Forfeited or expired	(2,373,892)	56.61		
Outstanding, end of year	16,212,961	$47.33	5.4 Years	$194
Vested at end of year(1)	12,218,772	$46.71	4.5 Years	$154
Exercisable at end of year	8,625,125	$45.22	3.4 Years	$121

(1) Represents awards for which the requisite service has been rendered, including those that are retirement eligible.

The following table presents additional information regarding original and reload grants for the years ended December 31, 2011, 2010 and 2009.

2011	Original Grants	Reload Grants
Weighted average grant-date fair value of options granted (per share)	$12.94	$3.19
Total intrinsic value of options exercised during the year (in millions)	$ 76	$ 11
2010	**Original Grants**	**Reload Grants**
Weighted average grant-date fair value of options granted (per share)	$11.94	$3.46
Total intrinsic value of options exercised during the year (in millions)	$ 77	$ 3
2009	**Original Grants**	**Reload Grants**
Weighted average grant-date fair value of options granted (per share)	$9.54	$8.95
Total intrinsic value of options exercised during the year (in millions)	$ 52	$ —

On February 7, 2012, the Company, under the 2004 Stock Incentive Plan, granted 2,437,433 stock option awards with an exercise price of $59.74 per share. The fair value attributable to the stock option awards on the date of grant was $12.08 per share.

Restricted Stock, Restricted Stock Units, Deferred Stock and Performance Share Award Programs

The Company, commencing with equity grants on or after January 1, 2007, issues restricted stock unit awards to eligible officers and key employees under the Equity Awards program established pursuant to the 2004 Incentive Plan. A restricted stock unit represents the right to receive a share of common stock. These restricted stock unit awards are granted at market price, generally vest three

12. SHARE-BASED INCENTIVE COMPENSATION (Continued)

years from the date of grant, do not have voting rights and the underlying shares of common stock are not issued until the vesting criteria is satisfied.

The Company also has a Performance Share Awards Program pursuant to the 2004 Incentive Plan which became effective beginning in 2006. Under the program, the Company may issue performance share awards to certain employees of the Company who hold positions of Vice President (or its equivalent) or above. The performance awards provide the recipient the right to earn shares of the Company's common stock based upon the Company's attainment of certain performance goals. The performance goals for performance awards are based on the Company's adjusted return on equity over a three-year performance period. Vesting of any performance shares is contingent upon the Company attaining the relevant performance period minimum threshold return on equity. If the performance period return on equity is below the minimum threshold, none of the shares will vest. If performance meets or exceeds the minimum performance threshold, a range of performance shares will vest (50%—160% for awards granted prior to and including February 2009; 50%—150% for awards granted in February 2010; 50%—130% for awards granted in February 2011 and 50%—130% for awards granted in February 2012), depending on the actual return on equity attained.

The fair value of restricted stock units, deferred stock and performance shares is measured at the market price of the Company stock at date of grant.

The total fair value of shares that vested during the years ended December 31, 2011, 2010 and 2009 was $121 million, $113 million and $78 million, respectively.

A summary of restricted stock units, deferred stock awards and performance share activity under the Company's 2004 Incentive Plan and legacy plans as of and for the year ended December 31, 2011 is as follows:

	Restricted and Deferred Shares		Performance Shares	
Other Equity Instruments	**Number**	**Weighted Average Grant-Date Fair Value**	**Number**	**Weighted Average Grant-Date Fair Value**
Outstanding, beginning of year	**3,086,352**	**$45.46**	**1,743,890**	**$44.52**
Granted	**1,034,387**	**56.39**	**801,095**	**56.11**
Vested	**(1,158,649)(1)**	**48.67**	**(1,010,765)(2)**	**40.21**
Forfeited	**(181,586)**	**47.90**	**(99,405)**	**49.57**
Performance-based adjustment	**—**	**—**	**112,587(3)**	**46.01**
Outstanding, end of year	**2,780,504**	**$48.03**	**1,547,402**	**$53.79**

(1) Represents awards for which the requisite service has been rendered.

(2) Reflects the number of performance shares attributable to the performance goals attained over the completed performance period (3 years) and for which service conditions have been met.

(3) Represents the current year change in estimated performance shares to reflect the attainment of performance goals for the awards that were granted in each of the years 2008 through 2011.

On February 7, 2012, the Company, under the 2004 Stock Incentive Plan, granted 1,556,874 common stock awards in the form of restricted stock units, deferred stock and performance share

12. SHARE-BASED INCENTIVE COMPENSATION (Continued)

awards to participating officers, non-employee directors and other key employees. The restricted stock units and deferred stock awards totaled 882,764 shares while the performance share awards totaled 674,110 shares. The fair value per share attributable to the common stock awards on the date of grant was $59.74.

Share-Based Compensation Cost Recognition

The amount of compensation cost for awards subject to a service condition is based on the number of shares expected to be issued and is recognized over the time period for which service is to be provided (requisite service period). Awards granted to retiree-eligible employees or to employees who become retiree-eligible before an award's vesting date are considered to have met the requisite service condition. The compensation cost for awards subject to a performance condition is based upon the probable outcome of the performance condition, which on the grant date reflects an estimate of attaining 100% of the performance shares granted. The compensation cost reflects an estimated annual forfeiture rate from 3.5% to 4% over the requisite service period of the awards. That estimate is revised if subsequent information indicates that the actual number of instruments expected to vest is likely to differ from previous estimates. Compensation costs for awards are recognized on a straight-line basis over the requisite service period. For awards that have a graded vesting schedule, the compensation cost is recognized on a straight-line basis over the requisite service period for each separate vesting portion of the award as if the award was, in substance, multiple awards. The total compensation cost for all share-based incentive compensation awards recognized in earnings for the years ended December 31, 2011, 2010 and 2009 was $121 million, $128 million and $127 million, respectively. Included in these amounts are compensation cost adjustments of $4 million, $10 million and $11 million, for the years ended December 31, 2011, 2010 and 2009, respectively, that reflected the cost associated with the updated estimate of performance shares due to attaining certain performance levels from the date of the initial grant of the performance awards. The related tax benefits recognized in earnings were $42 million, $44 million and $44 million for the years ended December 31, 2011, 2010 and 2009, respectively.

At December 31, 2011, there was $114 million of total unrecognized compensation cost related to all nonvested share-based incentive compensation awards. This includes stock options, restricted stock, restricted stock units, deferred stock and performance shares granted under the Company's 2004 Incentive Plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 1.7 years.

Cash received from the exercise of employee stock options under share-based compensation plans totaled $314 million and $408 million in 2011 and 2010, respectively. The tax benefit realized for tax deductions from employee stock options exercised during 2011 and 2010 totaled $30 million and $28 million, respectively.

13. PENSION PLANS, RETIREMENT BENEFITS AND SAVINGS PLANS

The Company sponsors a qualified non-contributory defined benefit pension plan, which covers substantially all employees and provides benefits under a cash balance formula, except that employees satisfying certain age and service requirements remain covered by a prior final average pay formula. In addition, the Company sponsors a nonqualified defined benefit pension plan which covers certain

13. PENSION PLANS, RETIREMENT BENEFITS AND SAVINGS PLANS (Continued)

highly-compensated employees and also sponsors a postretirement health and life insurance benefit plan for employees satisfying certain age and service requirements and for certain retirees.

Obligations and Funded Status

The following tables summarize the funded status, obligations and amounts recognized in the consolidated balance sheet for the Company's benefit plans. The Company uses a December 31 measurement date for its pension and postretirement benefit plans.

	Qualified Domestic Pension Plan		Nonqualified and Foreign Pension Plans		Total	
(at and for the year ended December 31, in millions)	2011	2010	2011	2010	2011	2010
Change in projected benefit obligation:						
Benefit obligation at beginning of year	**$2,399**	$2,214	**$173**	$173	**$2,572**	$2,387
Benefits earned	**93**	91	**5**	5	**98**	96
Interest cost on benefit obligation	**125**	119	**10**	9	**135**	128
Actuarial loss	**207**	82	**7**	1	**214**	83
Benefits paid	**(118)**	(107)	**(12)**	(13)	**(130)**	(120)
Foreign currency exchange rate change	**—**	—	**—**	(2)	**—**	(2)
Benefit obligation at end of year	**$2,706**	$2,399	**$183**	$173	**$2,889**	$2,572
Change in plan assets:						
Fair value of plan assets at beginning of year	**$2,342**	$2,180	**$ 83**	$ 78	**$2,425**	$2,258
Actual return on plan assets	**5**	234	**3**	7	**8**	241
Company contributions	**185**	35	**12**	13	**197**	48
Benefits paid	**(118)**	(107)	**(12)**	(13)	**(130)**	(120)
Foreign currency exchange rate change	**—**	—	**—**	(2)	**—**	(2)
Fair value of plan assets at end of year	**2,414**	2,342	**86**	83	**2,500**	2,425
Funded status of plan at end of year	**$ (292)**	$ (57)	**$ (97)**	$ (90)	**$ (389)**	$ (147)
Amounts recognized in the statement of financial position consist of:						
Accrued under-funded benefit plan liabilities	**$ (292)**	$ (57)	**$ (97)**	$ (90)	**$ (389)**	$ (147)
Amounts recognized in accumulated other changes in equity from nonowner sources consist of:						
Prior service benefit	**$ —**	$ —	**$ —**	$ —	**$ —**	$ —
Net actuarial loss	**1,220**	915	**55**	49	**1,275**	964
Total	**$1,220**	$ 915	**$ 55**	$ 49	**$1,275**	$ 964

13. PENSION PLANS, RETIREMENT BENEFITS AND SAVINGS PLANS (Continued)

(at and for the year ended December 31, in millions)	Postretirement Benefit Plans	
	2011	2010
Change in projected benefit obligation:		
Benefit obligation at beginning of year	**$ 254**	$ 264
Benefits earned	**—**	1
Interest cost on benefit obligation	**13**	14
Actuarial gain	**(4)**	(8)
Benefits paid	**(17)**	(17)
Benefit obligation at end of year	**$ 246**	$ 254
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ 20**	$ 20
Actual return on plan assets	**1**	1
Company contributions	**15**	16
Benefits paid	**(17)**	(17)
Fair value of plan assets at end of year	**19**	20
Funded status of plan at end of year	**$(227)**	$(234)
Amounts recognized in the statement of financial position consist of:		
Accrued under-funded benefit plan liability	**$(227)**	$(234)
Amounts recognized in accumulated other changes in equity from nonowner sources consist of:		
Net actuarial gain	**$ (31)**	$ (27)

The total accumulated benefit obligation for the Company's defined benefit pension plans was $2.83 billion and $2.54 billion at December 31, 2011 and 2010, respectively. The Qualified Domestic Plan accounted for $2.65 billion and $2.37 billion of the total accumulated benefit obligation at December 31, 2011 and 2010, respectively, whereas the Nonqualified and Foreign Plans accounted for $0.18 billion and $0.17 billion of the total accumulated benefit obligation at December 31, 2011 and 2010, respectively.

For pension plans with an accumulated benefit obligation in excess of plan assets, the aggregate projected benefit obligation was $2.88 billion and the aggregate accumulated benefit obligation was $2.82 billion at December 31, 2011. The fair value of plan assets for the above plans was $2.49 billion and $2.42 billion at December 31, 2011 and 2010, respectively.

The Company has discretion regarding whether to provide additional funding and when to provide such funding to its qualified pension plan. In 2011 and 2010, the Company voluntarily made contributions totaling $185 million and $35 million, respectively, to the qualified pension plan. The Company has not determined whether or not additional funding will be made during 2012. There is no required contribution to the qualified pension plan during 2012.

13. PENSION PLANS, RETIREMENT BENEFITS AND SAVINGS PLANS (Continued)

The following table summarizes the components of net periodic benefit cost and other amounts recognized in accumulated other changes in equity from nonowner sources related to the benefit plans for the years ended December 31, 2011, 2010 and 2009.

	Pension Plans			Postretirement Benefit Plans		
(in millions)	2011	2010	2009	2011	2010	2009
Net Periodic Benefit Cost:						
Service cost	**$ 98**	$ 96	$ 80	**$—**	$ 1	$ 1
Interest cost on benefit obligation	**135**	128	125	**13**	14	17
Expected return on plan assets	**(182)**	(185)	(176)	**(1)**	(1)	(1)
Amortization of unrecognized:						
Prior service benefit	**—**	(3)	(6)	**—**	—	—
Net actuarial loss	**76**	60	22	**—**	—	—
Net benefit expense	**$ 127**	$ 96	$ 45	**$12**	$14	$17
Other Changes in Benefit Plan Assets and Benefit Obligations Recognized in Accumulated Other Changes in Equity from Nonowner Sources:						
Prior service benefit	**$ —**	$ —	$ —	**$—**	$—	$—
Net actuarial loss (gain)	**388**	27	147	**(5)**	(8)	(5)
Amortization of prior service benefit	**—**	3	6	**—**	—	—
Amortization of net actuarial loss	**(76)**	(60)	(22)	**—**	—	—
Total other changes recognized in accumulated other changes in equity from nonowner sources	**312**	(30)	131	**(5)**	(8)	(5)
Total other changes recognized in net benefit expense and accumulated other changes in equity from nonowner sources	**$ 439**	$ 66	$ 176	**$ 7**	$ 6	$12

For the defined benefit pension plans, the estimated net actuarial loss that will be amortized from other changes in equity from nonowner sources into net periodic benefit cost over the next fiscal year is $89 million, and the estimated prior service benefit to be amortized over the next fiscal year is less than $1 million. For the postretirement benefit plans, the estimated net actuarial gain that will be amortized from other changes in equity from nonowner sources into net periodic benefit cost over the next fiscal year is less than $1 million, and there is no estimated prior service benefit or cost to be amortized over the next fiscal year.

13. PENSION PLANS, RETIREMENT BENEFITS AND SAVINGS PLANS (Continued)

Assumptions and Health Care Cost Trend Rate Sensitivity

(at and for the year ended December 31,)	2011	2010
Assumptions used to determine benefit obligations		
Discount rate	**4.90%**	5.37%
Future compensation increase rate	**4.00%**	4.00%
Assumptions used to determine net periodic benefit cost		
Discount rate	**5.37%**	5.55%
Expected long-term rate of return on pension plans' assets	**8.00%**	8.00%
Expected long-term rate of return on postretirement benefit plans' assets	**5.00%**	5.00%
Assumed health care cost trend rates		
Following year	**8.00%**	8.50%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**2018**	2018

The discount rate assumption used to determine the benefit obligation was based on a yield-curve approach. Under this approach, a weighted average yield is determined from a hypothetical portfolio of high quality fixed maturity corporate bonds (rated Aa or higher) available at the year-end valuation date for which the timing and amount of cash outflows correspond with the timing and amount of the estimated benefit payouts of the Company's benefit plan.

In choosing the expected long-term rate of return on plan assets, the Company's Pension Plan Investment Committee considered the historical returns of equity and fixed maturity markets in conjunction with prevailing economic and financial market conditions.

As an indicator of sensitivity, increasing the assumed health care cost trend rate by 1% would have increased the accumulated postretirement benefit obligation by $25 million at December 31, 2011, and the aggregate of the service and interest cost components of net postretirement benefit expense by $1 million for the year ended December 31, 2011. Decreasing the assumed health care cost trend rate by 1% would have decreased the accumulated postretirement benefit obligation at December 31, 2011 by $21 million and the aggregate of the service and interest cost components of net postretirement benefit expense by $1 million for the year ended December 31, 2011.

Plan Assets

Pension plan assets are invested for the exclusive benefit of the plan participants and beneficiaries and are intended, over time, to satisfy the benefit obligations under the plan. Risk tolerance is established through consideration of plan liabilities, plan funded status, and corporate financial position. The asset mix guidelines have been established and are reviewed quarterly. These guidelines are intended to serve as tools to facilitate the investment of plan assets to maximize long-term total return and the ongoing oversight of the plan's investment performance. Investment risk is measured and monitored on an ongoing basis through daily and monthly investment portfolio reviews, annual liability measurements, and periodic asset/liability studies.

The Company's overall investment strategy is to achieve a mix of approximately 85% to 90% of investments for long-term growth and 10% to 15% for near-term benefit payments with a wide

13. PENSION PLANS, RETIREMENT BENEFITS AND SAVINGS PLANS (Continued)

diversification of asset types, fund strategies and fund managers. The current target allocations for plan assets are 55% to 65% equity securities and 20% to 40% fixed income securities, with the remainder allocated to short-term securities. Equity securities primarily include investments in large, medium and small-cap companies primarily located in the United States. Fixed income securities include corporate bonds of companies from diversified industries, mortgage-backed securities, U.S. Treasury securities and debt securities issued by foreign governments. Other investments include a hedge fund and two private equity funds held by the Company's qualified defined benefit pension plan. The hedge fund is a "fund of funds" that is multi-strategy. One private equity fund is focused on financial companies, and the other is focused on real estate-related investments.

At December 31, 2010, equity securities included 797,600 shares of the Company's common stock with a market value of $44 million. In January 2011, the Company purchased these shares from the pension plan under the Company's share repurchase authorization for a total cost of approximately $45 million, the market value on that date.

Fair Value Measurement—Pension Plans and Other Postretirement Benefit Assets

For a discussion of the methods employed by the Company to measure the fair value of invested assets, see note 4. The following discussion of fair value measurements applies exclusively to the Company's pension plans and other postretirement benefit assets.

Fair value estimates for equity and bond mutual funds held by the pension plans reflect prices received from an external pricing service that are based on observable market transactions. These estimates are included in Level 1.

Short-term securities are carried at fair value which approximates cost plus accrued interest or amortized discount. The fair value or market value of these is periodically compared to this amortized cost and is based on significant observable inputs as determined by an external pricing service. Accordingly, the estimates of fair value for such short-term securities, other than U.S. Treasury securities and money market mutual funds, provided by an external pricing service are included in the amount disclosed in Level 2 of the hierarchy. The estimated fair value of U.S. Treasury securities and money market mutual funds is included in the amount disclosed in Level 1 as the estimates are based on unadjusted market prices.

13. PENSION PLANS, RETIREMENT BENEFITS AND SAVINGS PLANS (Continued)

Fair Value Hierarchy—Pension Plans

The following tables present the level within the fair value hierarchy at which the financial assets of the Company's pension plans are measured on a recurring basis at December 31, 2011 and 2010.

(at December 31, 2011, in millions)	Total	Level 1	Level 2	Level 3
Invested assets:				
Fixed maturities				
U.S. Treasury securities and obligations of U.S. government and government agencies and authorities	$ 15	$ 15	$ —	$—
Debt securities issued by foreign governments	13	—	13	—
Mortgage-backed securities, collateralized mortgage obligations and pass-through securities	14	—	12	2
All other corporate bonds	214	—	214	—
Total fixed maturities	256	15	239	2
Mutual funds				
Equity mutual funds	932	932	—	—
Bond mutual funds	443	443	—	—
Total mutual funds	1,375	1,375	—	—
Equity securities	352	352	—	—
Other investments(1)	16	—	—	16
Cash and short-term securities				
U.S. Treasury securities	141	141	—	—
Money market mutual funds	50	50	—	—
Other	310	12	298	—
Total cash and short-term securities	501	203	298	—
Total	$2,500	$1,945	$537	$18

(1) The fair value estimates of the hedge fund and two private equity funds comprising these investments are determined by an external fund manager based on recent filings, operating results, balance sheet stability, growth and other business and market sector fundamentals. Due to the significant unobservable inputs in these valuations, the total fair value estimates are disclosed in Level 3.

13. PENSION PLANS, RETIREMENT BENEFITS AND SAVINGS PLANS (Continued)

(at December 31, 2010, in millions)	Total	Level 1	Level 2	Level 3
Invested assets:				
Fixed maturities				
U.S. Treasury securities and obligations of U.S. government and government agencies and authorities	$ 41	$ 41	$ —	$—
Debt securities issued by foreign governments	9	—	9	—
Mortgage-backed securities, collateralized mortgage obligations and pass-through securities	26	—	26	—
All other corporate bonds	109	—	109	—
Total fixed maturities	185	41	144	—
Mutual funds				
Equity mutual funds	1,058	1,058	—	—
Bond mutual funds	411	411	—	—
Total mutual funds	1,469	1,469	—	—
Equity securities	390	390	—	—
Other investments(1)	18	—	—	18
Cash and short-term securities				
U.S. Treasury securities	135	135	—	—
Money market mutual funds	15	15	—	—
Other	213	2	211	—
Total cash and short-term securities	363	152	211	—
Total	$2,425	$2,052	$355	$18

(1) See footnote (1) in the foregoing table.

13. PENSION PLANS, RETIREMENT BENEFITS AND SAVINGS PLANS (Continued)

The following table presents the changes in the Level 3 fair value category for the years ended December 31, 2011 and 2010.

(at and for the year ended December 31, in millions)	Other Investments	
	2011	**2010**
Balance at beginning of year	**$18**	$17
Actual return on plan assets:		
Relating to assets still held	**(1)**	3
Relating to assets sold during the year	**—**	—
Purchases, sales, settlements and maturities:		
Purchases	**2**	—
Sales	**(1)**	(2)
Settlements/maturities	**—**	—
Gross transfers into Level 3	**—**	—
Gross transfers out of Level 3	**—**	—
Balance at end of year	**$18**	$18

Other Postretirement Benefit Plan

The Company's overall investment strategy is to achieve a mix of approximately 35% to 65% of investments for long-term growth and 35% to 60% for near-term insurance payments with a wide diversification of asset types, fund strategies and fund managers. The current target allocations for plan assets are 25% to 75% fixed income securities, with the remainder allocated to short-term securities. Fixed income securities include corporate bonds of companies from diversified industries, mortgage-backed securities and U.S. Treasuries.

Fair Value—Other Postretirement Benefit Plan

The Company's other postretirement benefit plan had financial assets of $19 million and $20 million at December 31, 2011 and 2010, respectively, which are measured at fair value on a recurring basis. The assets are primarily short-term securities and corporate bonds, and categorized as level 2 in the fair value hierarchy.

Estimated Future Benefit Payments

The following table presents the estimated benefits expected to be paid by the Company's pension and postretirement benefit plans for the next ten years (reflecting estimated future employee service),

13. PENSION PLANS, RETIREMENT BENEFITS AND SAVINGS PLANS (Continued)

as well as the amounts of other postretirement benefits the Company expects to receive under the Medicare Part D drug subsidy over that time period:

	Benefits Expected to be Paid		Medicare Part D Drug Subsidy
(in millions)	Pension Plans	Postretirement Benefit Plans	Expected to be Received
2012	$ 166	$ 19	$ 3
2013	171	20	3
2014	185	21	3
2015	195	21	3
2016	208	21	3
2017 through 2021	1,154	102	17

Savings Plan

The Company has a savings plan, The Travelers 401(k) Savings Plan (the Savings Plan), in which substantially all Company employees are eligible to participate. Under the Savings Plan, the Company matches employee contributions up to 5% of eligible pay, with a maximum annual match of $5,000 which becomes 100% vested after three years of service. For the year ended December 31, 2011, existing employees whose annual base salary on December 31, 2010 was $175,000 or more, and employees hired during 2011 at an annual base salary of $175,000 or more, were not eligible for the Company's matching contribution. The Company's matching contribution is made in cash and invested according to the employee's current investment elections. The Company's matching contribution can be reinvested at any time into any other investment option. The total expense related to the Savings Plan was $89 million, $93 million and $98 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Included in the Savings Plan are a legacy Savings Plus Plan (SPP) and a Stock Ownership Plan (SOP) in which substantially all employees who were hired by legacy SPC before April 1, 2004 were eligible to participate. In 2004 under the SPP, the Company matched 100% of employees' contributions up to a maximum of 6% of their salary. The match was in the form of preferred shares, to the extent available in the SOP, or in the Company's common shares. Also allocated to participants were preferred shares equal to the value of dividends on previously allocated shares. Each share of preferred stock paid a dividend of $11.72 annually and was convertible into eight shares of the Company's common stock. The SOP has no preferred shares available for future allocations. As described in more detail in note 9 above, all preferred shares outstanding on June 7, 2011 (190,083 shares) were converted into a total of 1.52 million shares of the Company's common stock.

All common shares held by the Savings Plan are considered outstanding for diluted EPS computations and dividends paid on all shares are charged to retained earnings.

14. LEASES

Rent expense was $191 million, $206 million and $211 million in 2011, 2010 and 2009, respectively.

Future minimum annual rental payments under noncancellable operating leases for 2012, 2013, 2014, 2015 and 2016 are $143 million, $114 million, $89 million, $77 million, $56 million, respectively,

14. LEASES (Continued)

and $41 million for 2017 and thereafter. Future sublease rental income aggregating approximately $8 million will partially offset these commitments.

15. CONTINGENCIES, COMMITMENTS AND GUARANTEES

Contingencies

This section describes the major pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or any of its subsidiaries is a party or to which any of the Company's properties is subject.

Asbestos- and Environmental-Related Proceedings

In the ordinary course of its insurance business, the Company receives claims for insurance arising under policies issued by the Company asserting alleged injuries and damages from asbestos- and environmental-related exposures that are the subject of related coverage litigation, including, among others, the litigation described below. The Company is defending asbestos- and environmental-related litigation vigorously and believes that it has meritorious defenses; however, the outcomes of these disputes are uncertain. In this regard, the Company employs dedicated specialists and aggressive resolution strategies to manage asbestos and environmental loss exposure, including settling litigation under appropriate circumstances.

Asbestos Direct Action Litigation—In October 2001 and April 2002, two purported class action suits (*Wise v. Travelers* and *Meninger v. Travelers*) were filed against Travelers Property Casualty Corp. (TPC) and other insurers (not including The St. Paul Companies, Inc. (SPC)) in state court in West Virginia. These and other cases subsequently filed in West Virginia were consolidated into a single proceeding in the Circuit Court of Kanawha County, West Virginia. The plaintiffs allege that the insurer defendants engaged in unfair trade practices in violation of state statutes by inappropriately handling and settling asbestos claims. The plaintiffs seek to reopen large numbers of settled asbestos claims and to impose liability for damages, including punitive damages, directly on insurers. Similar lawsuits alleging inappropriate handling and settling of asbestos claims were filed in Massachusetts and Hawaii state courts. These suits are collectively referred to as the Statutory and Hawaii Actions.

In March 2002, the plaintiffs in consolidated asbestos actions pending before a mass tort panel of judges in West Virginia state court amended their complaint to include TPC as a defendant, alleging that TPC and other insurers breached alleged duties to certain users of asbestos products. The plaintiffs seek damages, including punitive damages. Lawsuits seeking similar relief and raising similar allegations, primarily violations of purported common law duties to third parties, have also been asserted in various state courts against TPC and SPC. The claims asserted in these suits are collectively referred to as the Common Law Claims.

The federal bankruptcy court that had presided over the bankruptcy of TPC's former policyholder Johns-Manville Corporation issued a temporary injunction prohibiting the prosecution of the Statutory Actions (but not the Hawaii Actions), the Common Law Claims and an additional set of cases filed in various state courts in Texas and Ohio, and enjoining certain attorneys from filing any further lawsuits against TPC based on similar allegations. Notwithstanding the injunction, additional common law claims were filed against TPC.

15. CONTINGENCIES, COMMITMENTS AND GUARANTEES (Continued)

In November 2003, the parties reached a settlement of the Statutory and Hawaii Actions. This settlement includes a lump-sum payment of up to $412 million by TPC, subject to a number of significant contingencies. In May 2004, the parties reached a settlement resolving substantially all pending and similar future Common Law Claims against TPC. This settlement requires a payment of up to $90 million by TPC, subject to a number of significant contingencies. Among the contingencies for each of these settlements is a final order of the bankruptcy court clarifying that all of these claims, and similar future asbestos-related claims against TPC, are barred by prior orders entered by the bankruptcy court ("the 1986 Orders").

On August 17, 2004, the bankruptcy court entered an order approving the settlements and clarifying that the 1986 Orders barred the pending Statutory and Hawaii Actions and substantially all Common Law Claims pending against TPC ("the Clarifying Order"). The Clarifying Order also applies to similar direct action claims that may be filed in the future.

On March 29, 2006, the U.S. District Court for the Southern District of New York substantially affirmed the Clarifying Order while vacating that portion of the order that required all future direct actions against TPC to first be approved by the bankruptcy court before proceeding in state or federal court.

Various parties appealed the district court's March 29, 2006 ruling to the U.S. Court of Appeals for the Second Circuit. On February 15, 2008, the Second Circuit issued an opinion vacating on jurisdictional grounds the District Court's approval of the Clarifying Order. On February 29, 2008, TPC and certain other parties to the appeals filed petitions for rehearing and/or rehearing *en banc*, requesting reinstatement of the district court's judgment, which were denied. TPC and certain other parties filed Petitions for Writ of Certiorari in the United States Supreme Court seeking review of the Second Circuit's decision, and on December 12, 2008, the Petitions were granted.

On June 18, 2009, the Supreme Court ruled in favor of TPC, reversing the Second Circuit's February 15, 2008 decision, finding, among other things, that the 1986 Orders are final and generally bar the Statutory and Hawaii actions and substantially all Common Law Claims against TPC. Further, the Supreme Court ruled that the bankruptcy court had jurisdiction to issue the Clarifying Order. However, since the Second Circuit had not ruled on certain additional issues, principally related to procedural matters and the adequacy of notice provided to certain parties, the Supreme Court remanded the case to the Second Circuit for further proceedings on those specific issues. On October 21, 2009, all but one of the objectors to the Clarifying Order requested that the Second Circuit dismiss their appeal of the order approving the settlement, and that request was granted.

On March 22, 2010, the Second Circuit issued an opinion in which it found that the notice of the 1986 Orders provided to the remaining objector was insufficient to bar contribution claims by that objector against TPC. On April 5, 2010, TPC filed a Petition for Rehearing and Rehearing *En Banc* with the Second Circuit, requesting further review of its March 22, 2010 opinion, which was denied on May 25, 2010. On August 18, 2010, TPC filed a Petition for Writ of Certiorari in the United States Supreme Court seeking review of the Second Circuit's March 22, 2010 opinion, and a Petition for a Writ of Mandamus seeking an order from the Supreme Court requiring the Second Circuit to comply with the Supreme Court's June 18, 2009 ruling in TPC's favor. The Supreme Court denied the Petitions on November 29, 2010.

15. CONTINGENCIES, COMMITMENTS AND GUARANTEES (Continued)

The plaintiffs in the Statutory and Hawaii actions and the Common Law Claims actions filed Motions to Compel with the bankruptcy court on September 2, 2010 and September 3, 2010, respectively, arguing that all conditions precedent to the settlements have been met and seeking to require TPC to pay the settlement amounts. On September 30, 2010, TPC filed an Opposition to the plaintiffs' Motions to Compel on the grounds that the conditions precedent to the settlements, principally the requirement that all contribution claims be barred, have not been met in light of the Second Circuit's March 22, 2010 opinion. On December 16, 2010, the bankruptcy court granted the plaintiffs' motions and ruled that TPC was required to fund the settlements. On January 20, 2011, the bankruptcy court entered judgment in accordance with its December 16, 2010 ruling and ordered TPC to pay the settlement amounts plus prejudgment interest. On January 21, 2011, TPC filed an appeal with the U.S. District Court for the Southern District of New York from the bankruptcy court's January 20, 2011 judgment. On January 24, 2011, certain of the plaintiffs in the Common Law Claims actions appealed that portion of the bankruptcy court's January 20, 2011 judgment that denied their request for an order of contempt and for sanctions. Oral argument on the appeals took place on January 9, 2012, and the parties await the court's decision.

SPC, which is not covered by the Manville bankruptcy court rulings or the settlements described above, is a party to pending direct action cases in Texas state court asserting common law claims. All such cases that are still pending and in which SPC has been served are currently on the inactive docket in Texas state court. If any of those cases becomes active, SPC intends to litigate those cases vigorously. SPC was previously a defendant in similar direct actions in Ohio state court. Those actions have all been dismissed following favorable rulings by Ohio trial and appellate courts. From time to time, SPC and/or its subsidiaries have been named in individual direct actions in other jurisdictions.

Outcome and Impact of Asbestos and Environmental Claims and Litigation. Currently, it is not possible to predict legal outcomes and their impact on the future development of claims and litigation relating to asbestos and environmental claims. Any such development will be affected by future court decisions and interpretations, as well as changes in applicable legislation. Because of these uncertainties, additional liabilities may arise for amounts in excess of the current related reserves. In addition, the Company's estimate of ultimate claims and claim adjustment expenses may change. These additional liabilities or increases in estimates, or a range of either, cannot now be reasonably estimated and could result in income statement charges that could be material to the Company's results of operations in future periods.

Other Proceedings Not Arising Under Insurance Contracts or Reinsurance Agreements

Broker Anti-Trust Litigation—In 2005, four putative class action lawsuits were brought against a number of insurance brokers and insurers, including the Company, by plaintiffs who allegedly purchased insurance products through one or more of the defendant brokers. The plaintiffs alleged that various insurance brokers conspired with each other and with various insurers, including the Company, to artificially inflate premiums, allocate brokerage customers and rig bids for insurance products offered to those customers. To the extent they were not originally filed there, the federal class actions were transferred to the U.S. District Court for the District of New Jersey and were consolidated for pre-trial proceedings with other class actions under the caption *In re Insurance Brokerage Antitrust Litigation*. On August 1, 2005, various plaintiffs, including the four named plaintiffs in the above-referenced class actions, filed an amended consolidated class action complaint naming various brokers

15. CONTINGENCIES, COMMITMENTS AND GUARANTEES (Continued)

and insurers, including the Company, on behalf of a putative nationwide class of policyholders. The complaint included causes of action under the Sherman Act, the Racketeer Influenced and Corrupt Organizations Act (RICO), state common law and the laws of the various states prohibiting antitrust violations. The complaint sought monetary damages, including punitive damages and trebled damages, permanent injunctive relief, restitution, including disgorgement of profits, interest and costs, including attorneys' fees. All defendants moved to dismiss the complaint for failure to state a claim. After giving plaintiffs multiple opportunities to replead, the court dismissed the Sherman Act claims on August 31, 2007 and the RICO claims on September 28, 2007, both with prejudice, and declined to exercise supplemental jurisdiction over the state law claims. The plaintiffs appealed the district court's decisions to the U.S. Court of Appeals for the Third Circuit. On August 16, 2010, the Third Circuit affirmed the district court's dismissal of all Sherman Act and RICO claims against certain defendants, including the Company, except for Sherman Act and RICO claims involving the sale of excess casualty insurance through a single defendant broker, as well as all state law claims, which they remanded to the district court for further proceedings. On October 1, 2010, defendants, including the Company, filed renewed motions to dismiss the remanded claims. On March 18, 2011, the Company and certain other defendants entered into an agreement with the plaintiffs to settle the lawsuit. The settlement, under which the Company agreed to pay $6.75 million, is subject to court approval. Preliminary approval of the settlement was granted on June 27, 2011. On September 14, 2011, the court conducted a final fairness hearing and the settling parties await the court's decision.

Other—In addition to those described above, the Company is involved in other lawsuits, including lawsuits alleging extra-contractual damages relating to insurance contracts or reinsurance agreements, that do not arise under insurance contracts or reinsurance agreements. Based upon currently available information, the Company does not believe it is reasonably possible that any such lawsuit or related lawsuits would be material to the Company's results of operations or have a material adverse effect on the Company's financial position or liquidity.

Gain Contingencies

On August 20, 2010, in a reinsurance dispute in New York state court captioned *United States Fidelity & Guaranty Company v. American Re-Insurance Company, et al.,* the trial court granted summary judgment for United States Fidelity and Guaranty Company (USF&G), a subsidiary of the Company, and on October 25, 2010, entered judgment against American Re-Insurance Company, a subsidiary of Munich Re (American Re) and three other reinsurers, awarding USF&G $251 million plus pre-judgment interest in the amount of $169 million. The judgment, including the award of interest, was appealed to the New York Supreme Court, Appellate Division, First Department. On January 24, 2012, the Appellate Division affirmed the judgment, which, as of that date, totaled $467 million, comprising the judgment of $251 million and interest of $216 million (including post-judgment interest). Post-judgment interest continues to accrue (without compounding) at the rate of 9% until the judgment is paid. On January 30, 2012, the reinsurers filed a motion with the Appellate Division seeking permission to appeal its decision to the New York Court of Appeals. Whether the Appellate Division grants permission to appeal is within its discretion. The $251 million awarded by the court represents the amount owed to USF&G under the terms of the disputed reinsurance agreements and is reported as part of reinsurance recoverables in the Company's consolidated balance sheet. The interest awarded by the Court, including post-judgment interest, is treated for accounting purposes as a gain contingency

15. CONTINGENCIES, COMMITMENTS AND GUARANTEES (Continued)

in accordance with FASB Topic 450, *Contingencies,* and accordingly has not been recognized in the Company's consolidated financial statements.

In an unrelated action, The Travelers Indemnity Company is one of the Settlement Class plaintiffs and a class member in a class action lawsuit captioned *Safeco Insurance Company of America, et al. v. American International Group, Inc. et al.* (U.S. District Court, N.D. Ill.) in which the defendants are alleged to have engaged in the under-reporting of workers' compensation premium in connection with a workers' compensation reinsurance pool in which several subsidiaries of the Company participate. On July 26, 2011, the court granted preliminary approval of a class settlement pursuant to which the defendants agreed to pay $450 million to the class. The settlement includes a plan of allocation of the settlement proceeds among the class members. On December 21, 2011, the court entered an order granting final approval of the settlement. On January 19, 2012, three parties who objected to the settlement filed notices of appeal from the court's orders approving the settlement with the U.S. Court of Appeals for the Seventh Circuit. The Company anticipates that its allocation from the settlement fund, in the event the court's approval of the class settlement is affirmed, will be approximately $90 million. This amount is treated for accounting purposes as a gain contingency in accordance with FASB Topic 450, *Contingencies*, and accordingly has not been recognized in the Company's consolidated financial statements.

Other Commitments and Guarantees

Commitments

Investment Commitments—The Company has unfunded commitments to private equity limited partnerships and real estate partnerships in which it invests. These commitments totaled $1.15 billion and $1.26 billion at December 31, 2011 and 2010, respectively.

Guarantees

The Company has contingent obligations for guarantees related to certain investments, third-party loans related to certain investments, certain insurance policy obligations of former insurance subsidiaries, and various other indemnifications, including those related to the sale of business entities. The Company also provides standard indemnifications to service providers in the normal course of business. The indemnification clauses are often standard contractual terms. Certain of these guarantees and indemnifications have no stated or notional amounts or limitation to the maximum potential future payments, and, accordingly, the Company is unable to develop an estimate of the maximum potential payments for such arrangements. The maximum amount of the Company's obligation for guarantees of certain investments and third-party loans related to certain investments that are quantifiable was $126 million at December 31, 2011, approximately $63 million of which is indemnified by a third party. The maximum amount of the Company's obligation related to the guarantee of certain insurance policy obligations of a former insurance subsidiary was $480 million at December 31, 2011, all of which is indemnified by a third party.

In the ordinary course of selling business entities to third parties, the Company has agreed to indemnify purchasers for losses arising out of breaches of representations and warranties with respect to the business entities being sold, covenants and obligations of the Company and/or its subsidiaries following the closing, and in certain cases obligations arising from undisclosed liabilities, adverse reserve development, imposition of additional taxes due to either a change in the tax law or an adverse

15. CONTINGENCIES, COMMITMENTS AND GUARANTEES (Continued)

interpretation of the tax law, or certain named litigation. Such indemnification provisions generally survive for periods ranging from seven years following the applicable closing date to the expiration of the relevant statutes of limitations, although, in some cases, there may be other agreed upon term limitations or no term limitations. Certain of these contingent obligations are subject to deductibles which have to be incurred by the obligee before the Company is obligated to make payments. The maximum amount of the Company's contingent obligation for indemnifications related to the sale of business entities that are quantifiable was $1.22 billion at December 31, 2011, of which $9 million was recognized on the balance sheet at that date.

16. NONCASH INVESTING AND FINANCING ACTIVITIES

There were no material noncash financing or investing activities during the years ended December 31, 2011, 2010 and 2009.

17. CONSOLIDATING FINANCIAL STATEMENTS OF THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

The following consolidating financial statements of the Company have been prepared pursuant to Rule 3-10 of Regulation S-X. These consolidating financial statements have been prepared from the Company's financial information on the same basis of accounting as the consolidated financial statements. The Travelers Companies, Inc. has fully and unconditionally guaranteed certain debt obligations of TPC, its wholly-owned subsidiary, which totaled $1.20 billion at December 31, 2011.

Prior to the merger of TPC and SPC in 2004, TPC fully and unconditionally guaranteed the payment of all principal, premiums, if any, and interest on certain debt obligations of its wholly-owned subsidiary TIGHI. The Travelers Companies, Inc. has fully and unconditionally guaranteed such guarantee obligations of TPC. TPC is deemed to have no assets or operations independent of TIGHI. Consolidating financial information for TIGHI has not been presented herein because such financial information would be substantially the same as the financial information provided for TPC.

17. CONSOLIDATING FINANCIAL STATEMENTS OF THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES (Continued)

CONSOLIDATING STATEMENT OF INCOME (Unaudited)
For the year ended December 31, 2011

(in millions)	TPC	Other Subsidiaries	Travelers(1)	Eliminations	Consolidated
Revenues					
Premiums	$14,903	$7,187	$ —	$ —	$22,090
Net investment income	1,933	938	8	—	2,879
Fee income	294	2	—	—	296
Net realized investment gains (losses)	10	50	(5)	—	55
Other revenues	103	23	—	—	126
Total revenues	17,243	8,200	3	—	25,446
Claims and expenses					
Claims and claim adjustment expenses	10,906	5,370	—	—	16,276
Amortization of deferred acquisition costs	2,594	1,282	—	—	3,876
General and administrative expenses	2,377	1,152	27	—	3,556
Interest expense	73	—	313	—	386
Total claims and expenses	15,950	7,804	340	—	24,094
Income (loss) before income taxes	1,293	396	(337)	—	1,352
Income tax expense (benefit)	111	14	(199)	—	(74)
Equity in net income of subsidiaries	—	—	1,564	(1,564)	—
Net income	$ 1,182	$ 382	$1,426	$(1,564)	$ 1,426

(in millions)	TPC	Other Subsidiaries	Travelers(1)	Eliminations	Consolidated
Net Realized Investment Gains (Losses)					
Other-than-temporary impairment losses:					
Total gains	$ 15	$ 15	$—	$—	$ 30
Non-credit component of impairments recognized in accumulated other changes in equity from nonowner sources	(30)	(25)	—	—	(55)
Other-than-temporary impairment losses	(15)	(10)	—	—	(25)
Other net realized investment gains (losses)	25	60	(5)	—	80
Net realized investment gains (losses)	$ 10	$ 50	$(5)	$—	$ 55

(1) The Travelers Companies, Inc., excluding its subsidiaries.

17. CONSOLIDATING FINANCIAL STATEMENTS OF THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES (Continued)

CONSOLIDATING STATEMENT OF INCOME (Unaudited)
For the year ended December 31, 2010

(in millions)	TPC	Other Subsidiaries	Travelers(1)	Eliminations	Consolidated
Revenues					
Premiums	$14,445	$6,987	$ —	$ —	$21,432
Net investment income	2,078	970	11	—	3,059
Fee income	285	2	—	—	287
Net realized investment gains	57	200	7	—	264
Other revenues	111	20	(60)	(1)	70
Total revenues	16,976	8,179	(42)	(1)	25,112
Claims and expenses					
Claims and claim adjustment expenses	8,786	4,424	—	—	13,210
Amortization of deferred acquisition costs	2,548	1,254	—	—	3,802
General and administrative expenses	2,306	1,086	14	—	3,406
Interest expense	74	—	315	(1)	388
Total claims and expenses	13,714	6,764	329	(1)	20,806
Income (loss) before income taxes	3,262	1,415	(371)	—	4,306
Income tax expense (benefit)	798	382	(90)	—	1,090
Equity in net income of subsidiaries	—	—	3,497	(3,497)	—
Net income	$ 2,464	$1,033	$3,216	$(3,497)	$ 3,216

(in millions)	TPC	Other Subsidiaries	Travelers(1)	Eliminations	Consolidated
Net Realized Investment Gains					
Other-than-temporary impairment losses:					
Total gains (losses)	$ 10	$ (3)	$—	$—	$ 7
Non-credit component of impairments recognized in accumulated other changes in equity from nonowner sources	(22)	(11)	—	—	(33)
Other-than-temporary impairment losses	(12)	(14)	—	—	(26)
Other net realized investment gains	69	214	7	—	290
Net realized investment gains	$ 57	$200	$ 7	$—	$264

(1) The Travelers Companies, Inc., excluding its subsidiaries.

17. CONSOLIDATING FINANCIAL STATEMENTS OF THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES (Continued)

CONSOLIDATING STATEMENT OF INCOME (Unaudited)
For the year ended December 31, 2009

(in millions)	TPC	Other Subsidiaries	Travelers(1)	Eliminations	Consolidated
Revenues					
Premiums	$14,459	$6,959	$ —	$ —	$21,418
Net investment income	1,839	913	24	—	2,776
Fee income	310	(4)	—	—	306
Net realized investment gains (losses)	(54)	(57)	128	—	17
Other revenues	118	48	—	(3)	163
Total revenues	16,672	7,859	152	(3)	24,680
Claims and expenses					
Claims and claim adjustment expenses	8,293	4,115	—	—	12,408
Amortization of deferred acquisition costs	2,560	1,253	—	—	3,813
General and administrative expenses	2,272	1,097	(3)	—	3,366
Interest expense	74	—	311	(3)	382
Total claims and expenses	13,199	6,465	308	(3)	19,969
Income (loss) before income taxes	3,473	1,394	(156)	—	4,711
Income tax expense (benefit)	840	344	(95)	—	1,089
Equity in net income of subsidiaries	—	—	3,683	(3,683)	—
Net income	$ 2,633	$1,050	$3,622	$(3,683)	$ 3,622

(in millions)	TPC	Other Subsidiaries	Travelers(1)	Eliminations	Consolidated
Net Realized Investment Gains (Losses)					
Other-than-temporary impairment losses:					
Total losses	$(192)	$(130)	$ (1)	$—	$(323)
Non-credit component of impairments recognized in accumulated other changes in equity from nonowner sources	35	30	—	—	65
Other-than-temporary impairment losses	(157)	(100)	(1)	—	(258)
Other net realized investment gains	103	43	129	—	275
Net realized investment gains (losses)	$ (54)	$ (57)	$128	$—	$ 17

(1) The Travelers Companies, Inc., excluding its subsidiaries.

17. CONSOLIDATING FINANCIAL STATEMENTS OF THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES (Continued)

CONSOLIDATING BALANCE SHEET (Unaudited)
At December 31, 2011

(in millions)	TPC	Other Subsidiaries	Travelers(1)	Eliminations	Consolidated
Assets					
Fixed maturities, available for sale at fair value (amortized cost $59,994)	$43,438	$20,761	$ 33	$ —	$ 64,232
Equity securities, available for sale, at fair value (cost $414)	146	319	94	—	559
Real estate investments	33	832	—	—	865
Short-term securities	879	376	2,339	—	3,594
Other investments	2,446	1,004	1	—	3,451
Total investments	46,942	23,292	2,467	—	72,701
Cash	114	98	2	—	214
Investment income accrued	517	251	—	—	768
Premiums receivable	3,865	1,865	—	—	5,730
Reinsurance recoverables	7,399	3,783	—	—	11,182
Ceded unearned premiums	656	172	—	—	828
Deferred acquisition costs	1,536	250	—	—	1,786
Deferred taxes	(82)	(47)	136	—	7
Contractholder receivables	3,891	1,295	—	—	5,186
Goodwill	2,411	954	—	—	3,365
Other intangible assets	297	136	—	—	433
Investment in subsidiaries	—	—	27,565	(27,565)	—
Other assets	1,983	52	367	—	2,402
Total assets	$69,529	$32,101	$ 30,537	$(27,565)	$104,602
Liabilities					
Claims and claim adjustment expense reserves	$33,754	$17,665	$ —	$ —	$ 51,419
Unearned premium reserves	7,644	3,458	—	—	11,102
Contractholder payables	3,891	1,295	—	—	5,186
Payables for reinsurance premiums	178	211	—	—	389
Debt	1,190	—	5,415	—	6,605
Other liabilities	3,910	859	655	—	5,424
Total liabilities	50,567	23,488	6,070	—	80,125
Shareholders' equity					
Common stock (1,750.0 shares authorized; 392.8 shares issued and outstanding)	—	390	20,732	(390)	20,732
Additional paid-in capital	11,135	6,501	—	(17,636)	—
Retained earnings	5,900	882	19,569	(6,772)	19,579
Accumulated other changes in equity from nonowner sources	1,927	840	2,005	(2,767)	2,005
Treasury stock, at cost (349.0 shares)	—	—	(17,839)	—	(17,839)
Total shareholders' equity	18,962	8,613	24,467	(27,565)	24,477
Total liabilities and shareholders' equity	$69,529	$32,101	$ 30,537	$(27,565)	$104,602

(1) The Travelers Companies, Inc., excluding its subsidiaries.

17. CONSOLIDATING FINANCIAL STATEMENTS OF THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES (Continued)

CONSOLIDATING BALANCE SHEET (Unaudited)
At December 31, 2010

(in millions)	TPC	Other Subsidiaries	Travelers(1)	Eliminations	Consolidated
Assets					
Fixed maturities, available for sale at fair value (amortized cost $60,170)	$42,415	$20,385	$ 20	$ —	$ 62,820
Equity securities, available for sale, at fair value (cost $372)	190	263	66	—	519
Real estate investments	1	837	—	—	838
Short-term securities	1,596	436	3,584	—	5,616
Other investments	1,982	946	1	—	2,929
Total investments	46,184	22,867	3,671	—	72,722
Cash	86	110	4	—	200
Investment income accrued	532	259	—	—	791
Premiums receivable	3,691	1,806	—	—	5,497
Reinsurance recoverables	7,868	4,126	—	—	11,994
Ceded unearned premiums	648	165	—	—	813
Deferred acquisition costs	1,511	271	—	—	1,782
Deferred taxes	294	125	74	—	493
Contractholder receivables	4,050	1,293	—	—	5,343
Goodwill	2,411	954	—	—	3,365
Other intangible assets	326	176	—	—	502
Investment in subsidiaries	—	—	27,422	(27,422)	—
Other assets	1,904	237	60	(47)	2,154
Total assets	$69,505	$32,389	$ 31,231	$(27,469)	$105,656
Liabilities					
Claims and claim adjustment expense reserves	$33,770	$17,836	$ —	$ —	$ 51,606
Unearned premium reserves	7,478	3,443	—	—	10,921
Contractholder payables	4,050	1,293	—	—	5,343
Payables for reinsurance premiums	214	193	—	—	407
Debt	1,189	9	5,460	(47)	6,611
Other liabilities	3,906	1,089	298	—	5,293
Total liabilities	50,607	23,863	5,758	(47)	80,181
Shareholders' equity					
Preferred Stock Savings Plan—convertible preferred stock (0.2 shares issued and outstanding)	—	—	68	—	68
Common stock (1,748.6 shares authorized; 434.6 shares issued and outstanding)	—	390	20,162	(390)	20,162
Additional paid-in capital	11,135	7,016	—	(18,151)	—
Retained earnings	6,489	576	18,845	(7,063)	18,847
Accumulated other changes in equity from nonowner sources	1,274	544	1,255	(1,818)	1,255
Treasury stock, at cost (296.6 shares)	—	—	(14,857)	—	(14,857)
Total shareholders' equity	18,898	8,526	25,473	(27,422)	25,475
Total liabilities and shareholders' equity	$69,505	$32,389	$ 31,231	$(27,469)	$105,656

(1) The Travelers Companies, Inc., excluding its subsidiaries.

17. CONSOLIDATING FINANCIAL STATEMENTS OF THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)
For the twelve months ended December 31, 2011

(in millions)	TPC	Other Subsidiaries	Travelers(1)	Eliminations	Consolidated
Cash flows from operating activities					
Net income	$ 1,182	$ 382	$ 1,426	$(1,564)	$ 1,426
Net adjustments to reconcile net income to net cash provided by operating activities	736	98	635	(726)	743
Net cash provided by operating activities	1,918	480	2,061	(2,290)	2,169
Cash flows from investing activities					
Proceeds from maturities of fixed maturities	4,902	2,502	—	—	7,404
Proceeds from sales of investments:					
Fixed maturities	720	440	1	—	1,161
Equity securities	82	53	—	—	135
Real estate	1	—	—	—	1
Other investments	343	251	—	—	594
Purchases of investments:					
Fixed maturities	(5,714)	(2,978)	(12)	—	(8,704)
Equity securities	(30)	(71)	(30)	—	(131)
Real estate	(24)	(42)	—	—	(66)
Other investments	(711)	(178)	—	—	(889)
Net sales (purchases) of short-term securities	717	25	1,276	—	2,018
Securities transactions in course of settlement	(46)	46	—	—	—
Other	(351)	(20)	—	—	(371)
Net cash provided by (used in) investing activities	(111)	28	1,235	—	1,152
Cash flows from financing activities					
Payment of debt	—	(8)	—	—	(8)
Dividends paid to shareholders	—	—	(665)	—	(665)
Issuance of common stock—employee share options	—	—	314	—	314
Treasury shares acquired—share repurchase authorization	—	—	(2,919)	—	(2,919)
Treasury shares acquired—net employee share-based compensation	—	—	(46)	—	(46)
Excess tax benefits from share-based payment arrangements	—	—	18	—	18
Dividends paid to parent company	(1,779)	(521)	—	2,300	—
Capital contributions, loans and other transactions between subsidiaries	—	10	—	(10)	—
Net cash used in financing activities	(1,779)	(519)	(3,298)	2,290	(3,306)
Effect of exchange rate changes on cash	—	(1)	—	—	(1)
Net increase (decrease) in cash	28	(12)	(2)	—	14
Cash at beginning of year	86	110	4	—	200
Cash at end of year	$ 114	$ 98	$ 2	$ —	$ 214
Supplemental disclosure of cash flow information					
Income taxes paid (received)	$ 206	$ 109	$ (97)	$ —	$ 218
Interest paid	$ 73	$ —	$ 309	$ —	$ 382

(1) The Travelers Companies, Inc., excluding its subsidiaries.

17. CONSOLIDATING FINANCIAL STATEMENTS OF THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)
For the twelve months ended December 31, 2010

(in millions)	TPC	Other Subsidiaries	Travelers(1)	Eliminations	Consolidated
Cash flows from operating activities					
Net income	$ 2,464	$ 1,033	$ 3,216	$(3,497)	$ 3,216
Net adjustments to reconcile net income to net cash provided by operating activities	(77)	(514)	3,626	(3,197)	(162)
Net cash provided by operating activities	2,387	519	6,842	(6,694)	3,054
Cash flows from investing activities					
Proceeds from maturities of fixed maturities	3,920	1,966	10	—	5,896
Proceeds from sales of investments:					
Fixed maturities	2,289	1,424	—	—	3,713
Equity securities	29	148	24	—	201
Real estate	—	10	—	—	10
Other investments	338	280	99	—	717
Purchases of investments:					
Fixed maturities	(4,201)	(2,576)	(8)	—	(6,785)
Equity securities	(2)	(33)	(26)	—	(61)
Real estate	—	(21)	—	—	(21)
Other investments	(305)	(209)	—	—	(514)
Net sales (purchases) of short-term securities	632	392	(1,723)	—	(699)
Securities transactions in course of settlement	(4)	(26)	—	—	(30)
Other	(313)	(5)	—	—	(318)
Net cash provided by (used in) investing activities	2,383	1,350	(1,624)	—	2,109
Cash flows from financing activities					
Payment of debt	(4)	—	(1,156)	—	(1,160)
Issuance of debt	—	—	1,234	—	1,234
Dividends paid to shareholders	—	—	(673)	—	(673)
Issuance of common stock—employee share options	—	—	408	—	408
Treasury shares acquired—share repurchase authorization	—	—	(4,998)	—	(4,998)
Treasury shares acquired—net employee share-based compensation	—	—	(40)	—	(40)
Excess tax benefits from share-based payment arrangements	—	—	8	—	8
Dividends paid to parent company	(4,827)	(1,849)	—	6,676	—
Capital contributions, loans and other transactions between subsidiaries	15	(35)	2	18	—
Net cash used in financing activities	(4,816)	(1,884)	(5,215)	6,694	(5,221)
Effect of exchange rate changes on cash	—	3	—	—	3
Net increase (decrease) in cash	(46)	(12)	3	—	(55)
Cash at beginning of year	132	122	1	—	255
Cash at end of year	$ 86	$ 110	$ 4	$ —	$ 200
Supplemental disclosure of cash flow information					
Income taxes paid (received)	$ 579	$ 321	$ (116)	$ —	$ 784
Interest paid	$ 73	$ —	$ 324	$ —	$ 397

(1) The Travelers Companies, Inc., excluding its subsidiaries.

17. CONSOLIDATING FINANCIAL STATEMENTS OF THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)
For the twelve months ended December 31, 2009

(in millions)	TPC	Other Subsidiaries	Travelers(1)	Eliminations	Consolidated
Cash flows from operating activities					
Net income	$ 2,633	$ 1,050	$ 3,622	$(3,683)	$ 3,622
Net adjustments to reconcile net income to net cash provided by operating activities	510	276	(345)	168	609
Net cash provided by operating activities	3,143	1,326	3,277	(3,515)	4,231
Cash flows from investing activities					
Proceeds from maturities of fixed maturities	2,903	2,376	37	—	5,316
Proceeds from sales of investments:					
Fixed maturities	1,342	1,457	6	—	2,805
Equity securities	20	45	—	—	65
Other investments	253	116	142	—	511
Purchases of investments:					
Fixed maturities	(5,368)	(4,277)	(2)	—	(9,647)
Equity securities	—	(24)	—	—	(24)
Real estate	—	(15)	—	—	(15)
Other investments	(224)	(125)	—	—	(349)
Net sales (purchases) of short-term securities	(28)	419	(21)	—	370
Securities transactions in course of settlement	372	23	—	—	395
Other	(305)	(21)	—	—	(326)
Net cash provided by (used in) investing activities	(1,035)	(26)	162	—	(899)
Cash flows from financing activities					
Payment of debt	(2)	—	(141)	—	(143)
Issuance of debt	—	—	494	—	494
Dividends paid to shareholders	—	—	(693)	—	(693)
Issuance of common stock—employee share options	—	—	180	—	180
Treasury shares acquired—share repurchase authorization	—	—	(3,259)	—	(3,259)
Treasury shares acquired—net employee share-based compensation	—	—	(29)	—	(29)
Excess tax benefits from share-based payment arrangements	—	—	8	—	8
Dividends paid to parent company	(2,157)	(1,340)	—	3,497	—
Capital contributions, loans and other transactions between subsidiaries	—	(20)	2	18	—
Net cash used in financing activities	(2,159)	(1,360)	(3,438)	3,515	(3,442)
Effect of exchange rate changes on cash	—	15	—	—	15
Net increase (decrease) in cash	(51)	(45)	1	—	(95)
Cash at beginning of year	183	167	—	—	350
Cash at end of year	$ 132	$ 122	$ 1	$ —	$ 255
Supplemental disclosure of cash flow information					
Income taxes paid (received)	$ 799	$ 302	$ (225)	$ —	$ 876
Interest paid	$ 73	$ —	$ 312	$ —	$ 385

(1) The Travelers Companies, Inc., excluding its subsidiaries.

18. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

2011 (in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Total revenues	**$6,278**	**$6,388**	**$6,407**	**$6,373**	**$25,446**
Total expenses	**5,309**	**7,115**	**6,075**	**5,595**	**24,094**
Income (loss) before income taxes	**969**	**(727)**	**332**	**778**	**1,352**
Income tax expense (benefit)	**130**	**(363)**	**(1)**	**160**	**(74)**
Net income (loss)	**$ 839**	**$ (364)**	**$ 333**	**$ 618**	**$ 1,426**
Net income (loss) per share(1):					
Basic	**$ 1.94**	**$ (0.88)**	**$ 0.80**	**$ 1.52**	**$ 3.40**
Diluted	**1.92**	**(0.88)**	**0.79**	**1.51**	**3.36**

2010 (in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Total revenues	$6,119	$6,179	$6,482	$6,332	$25,112
Total expenses	5,262	5,298	5,111	5,135	20,806
Income before income taxes	857	881	1,371	1,197	4,306
Income tax expense	210	211	366	303	1,090
Net income	$ 647	$ 670	$1,005	$ 894	$ 3,216
Net income per share(1):					
Basic	$ 1.26	$ 1.37	$ 2.14	$ 1.98	$ 6.69
Diluted	1.25	1.35	2.11	1.95	6.62

(1) Due to the averaging of shares, quarterly earnings per share may not add to the total for the full year.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

Item 9A. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)) that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2011. Based upon that evaluation and subject to the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, the design and operation of the Company's disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

In addition, there was no change in the Company's internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of the consolidated financial statements of the Company in accordance with U.S. generally accepted accounting principles. The Company's accounting policies and internal controls over financial reporting, established and maintained by management, are under the general oversight of the Company's Audit Committee.

The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management has assessed the Company's internal control over financial reporting as of December 31, 2011. The standard measures adopted by management in making its evaluation are the measures in the *Internal Control—Integrated Framework* published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based upon its assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2011, and that there were no material weaknesses in the Company's internal control over financial reporting as of that date.

KPMG LLP, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this Form 10-K, has issued its report on the effectiveness of the Company's internal control over financial reporting which follows this report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Travelers Companies, Inc.:

We have audited The Travelers Companies, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of The Travelers Companies, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 16, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP

New York, New York
February 16, 2012

Item 9B. OTHER INFORMATION

Executive Ownership and Sales. All of the Company's executive officers hold equity in the Company in excess of the required level under the Company's executive stock ownership policy. For a summary of this policy as currently in effect, see "Stock Ownership Guidelines" under "Executive Compensation—Compensation Discussion and Analysis" in the Company's proxy statement filed with the SEC on April 12, 2011. From time to time, some of the Company's executives may determine that it is advisable to diversify their investments for personal financial planning reasons, or may seek liquidity for other reasons, and may sell shares of common stock of the Company in the open market, in private transactions or to the Company. To effect such sales, some of the Company's executives have entered into, and may in the future enter into, trading plans designed to comply with the Company's Securities Trading Policy and the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934. The trading plans will not reduce any of the executives' ownership of the Company's shares below the applicable executive stock ownership guidelines. The Company does not undertake any obligation to report Rule 10b5-1 plans that may be adopted by any employee or director of the Company in the future, or to report any modifications or termination of any publicly announced plan.

As of the date of this report, Jay S. Fishman, Chairman and Chief Executive Officer, and Jay S. Benet, Vice Chairman and Chief Financial Officer, were the only "named executive officers" (i.e., an executive officer named in the compensation disclosures in the Company's proxy statement) that have entered into Rule 10b5-1 trading plans that remain in effect. The trading plans extend from approximately four to thirteen months from the date of this report. Under the Company's stock ownership guidelines, Mr. Fishman has a target ownership level established as the lesser of 150,000 shares or the equivalent value of 500% of base salary and Mr. Benet has a target ownership level established as the lesser of 30,000 shares or the equivalent of 300% of base salary (as such amounts are calculated for purposes of the stock ownership guidelines). See "Executive Compensation—Compensation Discussion and Analysis—Stock Ownership Guidelines" in the Company's proxy statement filed with the SEC on April 12, 2011.

Annual Meeting and Record Date. The Board of Directors has set the date of the 2012 Annual Meeting of Shareholders and the related record date. The Annual Meeting will be held in Hartford, CT on May 23, 2012, and the shareholders entitled to receive notice of and vote at the meeting will be the shareholders of record at the close of business on March 26, 2012.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers of the Company

Set forth below is information concerning the Company's executive officers as of February 16, 2012.

Name	Age	Office
Jay S. Fishman	59	Chairman of the Board of Directors and Chief Executive Officer
Jay S. Benet	59	Vice Chairman and Chief Financial Officer
Charles J. Clarke	76	Vice Chairman
William H. Heyman	63	Vice Chairman and Chief Investment Officer
Alan D. Schnitzer	46	Vice Chairman, Chief Legal Officer and Executive Vice President—Financial, Professional and International Insurance
Brian W. MacLean	58	President and Chief Operating Officer
Andy F. Bessette	58	Executive Vice President and Chief Administrative Officer
Kenneth F. Spence, III	56	Executive Vice President and General Counsel
Doreen Spadorcia	54	Executive Vice President—Personal Insurance and Claim Services
Maria Olivo	47	Executive Vice President—Treasurer
William E. Cunningham, Jr.	46	Executive Vice President—Business Insurance
John P. Clifford, Jr.	56	Executive Vice President—Human Resources

Jay S. Fishman, 59, has been Chairman since September 2005 and Chief Executive Officer of the Company since joining SPC in October 2001. He held the additional title of President from October 2001 until June 2008 and Chairman of SPC from October 2001 until the Merger. Mr. Fishman held several key executive posts at Citigroup Inc. from 1998 to October 2001, including Chairman, Chief Executive Officer and President of the Travelers insurance businesses. Starting in 1989, Mr. Fishman worked as an executive for Primerica, which became part of Citigroup.

Jay S. Benet, 59, has been Vice Chairman and Chief Financial Officer since August 2005, and before that, he was Executive Vice President and Chief Financial Officer of the Company since the Merger, and from February 2002 until the Merger, he held those same offices at TPC. From March 2001 until January 2002, Mr. Benet was the worldwide head of financial planning, analysis and reporting at Citigroup and Chief Financial Officer for Citigroup's Global Consumer Europe, Middle East and Africa unit between April 2000 and March 2001. Before that, Mr. Benet spent ten years in various executive positions with Travelers Life & Annuity, including Chief Financial Officer of Travelers Life & Annuity and Executive Vice President, Group Annuity from December 1998 to April 2000, and Senior Vice President Group Annuity from December 1996 to December 1998. Prior to joining Travelers Life & Annuity, Mr. Benet was a partner of Coopers & Lybrand (now PricewaterhouseCoopers).

Charles J. "Chuck" Clarke, 76, has been Vice Chairman of the Company since the Merger at which time he was serving in the roles of President, Vice Chairman and Director of TPC. Mr. Clarke joined Travelers in 1958 as an assistant underwriter. During his tenure at Travelers, Mr. Clarke progressed through positions of increasing responsibility. Of note, he was appointed Senior Vice President for the National Accounts Group's property-casualty business in 1985 and subsequently assumed the responsibility of Chairman of Commercial Lines in 1990.

William H. Heyman, 63, has been Chief Investment Officer of the Company since the Merger and Vice Chairman since May 2005. Prior to May 2005, he was Executive Vice President and Chief

Investment Officer of the Company since the Merger. Prior to the Merger, he held those same offices with SPC since he joined SPC in May 2002. Mr. Heyman held various executive positions with Citigroup from 1995 through 2002, including the position of chairman of Citigroup Investments from 2000 to 2002. Prior to joining Citigroup in 1995, Mr. Heyman was, successively: a managing director of Salomon Brothers; Director of the Division of Market Regulation of the U.S. Securities and Exchange Commission; and a managing director of Smith Barney.

Alan D. Schnitzer, 46, has been Vice Chairman and Chief Legal Officer since joining the Company in April 2007 and Executive Vice President—Financial, Professional and International Insurance since May 2008. Prior to that time, he was a partner at the law firm of Simpson Thacher & Bartlett LLP, where he advised corporate clients on a variety of transactions and general corporate law matters. Mr. Schnitzer joined Simpson Thacher in 1991.

Brian W. MacLean, 58, has been Chief Operating Officer since May 2005 and President since June 2008. Prior to that, he had been Executive Vice President and Chief Operating Officer since May 2005. Prior to that, he had been Co-Chief Operating Officer of the Company since February 1, 2005. Before that, he was Executive Vice President, Claim Services for the Company, and prior thereto, for TPC. Prior to that, Mr. MacLean served as President of Select Accounts for TIGHI from July 1999 to January 2002. He also served as Chief Financial Officer of Claim Services from March 1993 to June 1996. From June 1996 to July 1999, Mr. MacLean was Chief Financial Officer for Commercial Lines. He joined TIGHI in 1988.

Andy F. Bessette, 58, has been Executive Vice President and Chief Administrative Officer of the Company since the Merger, and prior to that, he held the same offices with SPC since joining SPC in January 2002. Before that, he was Vice President of Corporate Real Estate and Services for TPC. From 1980 to December 2001, Mr. Bessette held a number of management positions at TIGHI.

Kenneth F. Spence, III, 56, has been Executive Vice President and General Counsel of the Company since January 2005. From August 2004 to January 2005, he was Senior Vice President and General Counsel. Prior to that, Mr. Spence served in several leadership positions in the Company's Legal Services group, and from April 1998 until the Merger, in SPC's Legal Services Group. Mr. Spence joined SPC in April 1998, upon SPC's merger with USF&G Corporation, where he had served as legal counsel.

Doreen Spadorcia, 54, has been Chief Executive Officer—Personal Insurance and Executive Vice President—Claim Services, since July 15, 2009. From March 2, 2005 to July 15, 2009, she was Executive Vice President—Claim Services. Prior to that, she was President and Chief Executive Officer of Bond operations for the Company since the Merger and, before that, for TPC since June 2002. From 1994 to May 2002, she managed the TPC Bond claim operation and served as General Counsel of that business unit. She joined TIGHI in 1986 as a claim attorney.

Maria Olivo, 47, has been Executive Vice President—Treasurer since June 2009 and head of Strategic Development since July 2010. Prior to that, she was Executive Vice President—Market Development since October 2007. Since joining the company in 2002, Ms. Olivo has held a number of executive positions, including leading Corporate Development, Investor Relations and Corporate Communications. Prior to joining Travelers in 2002, Ms. Olivo was deputy head of Strategic Investments at Swiss Re Capital Partners from April 2000 to June 2002. Prior to that, she was a director in Salomon Smith Barney's Investment Bank.

William E. Cunningham, Jr., 46, has been Executive Vice President—Business Insurance since March 1, 2010. Prior to that, he served as Senior Vice President—Business Insurance where he was responsible for Commercial Accounts, Construction, Technology, Public Sector Services, Global Accounts, Excess Casualty and Oil & Gas since September 2007. In July 2006, he was named President and CEO of Commercial Accounts. He had been promoted to President of National Accounts in 2005 and President of Travelers Construction in April 2001. Prior to that, Mr. Cunningham served as Regional Vice President for the Northeast Region of National Accounts since July 1997, after serving as Managing Director of the Northeastern territory for National Accounts since 1996. He began his career with Travelers in 1987 as an account executive in the Commercial Accounts marketing department in Albany, New York.

John P. Clifford, Jr., 56, has been Executive Vice President—Human Resources since May 2007, and before that he was Senior Vice President—Human Resources of the Company since the Merger, and from February 2002 until the Merger, he held that same office at SPC. From January 1994 through February 2002 he managed compensation and benefits for SPC and was named Vice President in 1999. He joined SPC in 1984 as a compensation analyst.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (Code of Ethics) that applies to all employees, including executive officers, and to directors. The Code of Ethics is available on the Corporate Governance page of the Company's internet website at *www.travelers.com*. If the Company ever were to amend or waive any provision of its Code of Ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, the Company intends to satisfy its disclosure obligations with respect to any such waiver or amendment by posting such information on its internet website set forth above rather than by filing a Form 8-K.

The following sections of the Company's Proxy Statement relating to its Annual Meeting of Shareholders to be held May 23, 2012 are incorporated herein by reference: "Item 1—Election of Directors—Nominees for Election as Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Board of Directors Information."

Item 11. EXECUTIVE COMPENSATION

The following sections of the Company's Proxy Statement relating to its Annual Meeting of Shareholders to be held May 23, 2012 are incorporated herein by reference: "Compensation Discussion and Analysis," "Compensation Committee Report," "Tabular Executive Compensation Disclosure" and "Non-Employee Director Compensation."

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The "Share Ownership Information" section of the Company's Proxy Statement relating to its Annual Meeting of Shareholders to be held May 23, 2012 is incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of December 31, 2011 regarding the Company's equity compensation plans. The only plan pursuant to which the Company may currently make additional equity grants is The Travelers Companies, Inc. Amended and Restated 2004 Stock Incentive Plan (the 2004 Incentive Plan) which replaced prior share-based incentive plans (legacy plans). In connection with the adoption of the 2004 Incentive Plan, legacy share-based compensation plans were terminated. Outstanding grants were not affected by the termination of these legacy plans, including the reload method of option exercise related to prior option grants under the legacy plans, and these option holders may continue to use the reload exercise method.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	19,735,857	$38.86 per share	55,319,620(3)
Equity compensation plans not approved by security holders(2)	7,750	$44.67 per share	—
Total	19,743,607	$38.84 per share	55,319,620(3)

(1) In addition to the 2004 Incentive Plan, these numbers also include the St. Paul Global Stock Option Plan and certain plans for St. Paul's employees in the United Kingdom and the Republic of Ireland. Shares of deferred stock or phantom stock units that may be settled in shares of common stock are included in column (a) of the table, but are not included in column (b) for purposes of the weighted average exercise price of stock options.

(2) Represents options granted under The St. Paul Holdings 1996 Stock Option Plan which was established to grant options to certain eligible employees of TRV's United Kingdom operations. The options granted under the plan were priced at the market price of the Company's common stock on the date of grant and were eligible for exercise at any time from three to ten years after the date of grant. No additional options may be granted under the plan.

(3) These shares are available for grant as of December 31, 2011 under the 2004 Incentive Plan pursuant to which the Compensation Committee of the board of directors may make various stock-based awards including nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock, deferred stock units, performance awards and other stock-based or stock-denominated awards with respect to the Company's common stock. The 2004 Incentive Plan had 35 million shares initially authorized for issuance. In addition to these 35 million shares, the following shares will become available for grant under the 2004 Incentive Plan, and, to the extent such shares became available as of December 31, 2011, they are included in the table as available for grant: (i) shares covered by outstanding awards under the 2004 Incentive Plan and legacy plans that are forfeited or otherwise terminated or settled in cash or other property rather than settled through the issuance of shares; (ii) shares that are used to pay the exercise price of stock options and shares used to pay withholding taxes on equity awards generally; and (iii) shares purchased by the Company on the open market using cash from option exercises, as limited by the 2004 Incentive Plan.

The provisions of the preceding paragraph that result in shares becoming available for future grants under the 2004 Incentive Plan also apply to any awards granted under legacy share-based incentive compensation plans that were outstanding on the effective date of the 2004 Incentive Plan except for certain shares delivered to or retained in legacy plans in connection with the withholding of taxes applicable to the exercise of outstanding options that have reload features.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The "Item 1—Election of Directors—Nominees for Election of Directors," "Director Independence and Independence Determinations," "Transactions with Related Persons and Certain Control Persons—Related Person Transaction Approval," "Employment Relationships" and "Third-Party Transactions" sections of the Company's Proxy Statement relating to its Annual Meeting of Shareholders to be held May 23, 2012 is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The "Item 2—Ratification of Independent Registered Public Accounting Firm—Audit and Non-Audit Fees" section of the Company's Proxy Statement relating to its Annual Meeting of Shareholders to be held May 23, 2012 is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Documents filed as a part of the report:

(1) Financial Statements. See Index to Consolidated Financial Statements on page 157 hereof.

(2) Financial Statement Schedules. See Index to Consolidated Financial Statements and Schedules on page 261 hereof.

(3) Exhibits:

See Exhibit Index on pages 270-274 hereof.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, The Travelers Companies, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TRAVELERS COMPANIES, INC.
(Registrant)

Date: February 16, 2012

By /s/ MATTHEW S. FURMAN
Matthew S. Furman
Senior Vice President
(Authorized Signatory)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of The Travelers Companies, Inc. and in the capacities and on the dates indicated.

	Signature	Title	Date
By	/s/ JAY S. FISHMAN **Jay S. Fishman**	Director, Chairman and Chief Executive Officer (Principal Executive Officer)	February 16, 2012
By	/s/ JAY S. BENET **Jay S. Benet**	Vice Chairman and Chief Financial Officer (Principal Financial Officer)	February 16, 2012
By	/s/ DOUGLAS K. RUSSELL **Douglas K. Russell**	Senior Vice President and Corporate Controller (Principal Accounting Officer)	February 16, 2012
By	* **Alan L. Beller**	Director	February 16, 2012
By	* **John H. Dasburg**	Director	February 16, 2012
By	* **Janet M. Dolan**	Director	February 16, 2012
By	* **Kenneth M. Duberstein**	Director	February 16, 2012
By	* **Lawrence G. Graev**	Director	February 16, 2012
By	* **Patricia L. Higgins**	Director	February 16, 2012

			Date
By	* **Thomas R. Hodgson**	Director	February 16, 2012
By	* **Cleve L. Killingsworth, Jr.**	Director	February 16, 2012
By	* **Donald J. Shepard**	Director	February 16, 2012
By	* **Laurie J. Thomsen**	Director	February 16, 2012
*By	/s/ MATTHEW S. FURMAN **Matthew S. Furman, Attorney-in-fact**		February 16, 2012

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Travelers Companies, Inc.:

Under date of February 16, 2012, we reported on the consolidated balance sheet of The Travelers Companies, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, which are included in this Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules as listed in the accompanying index. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for other-than-temporary impairments of debt securities as of April 1, 2009 due to the adoption of new FASB guidance.

/s/ KPMG LLP

KPMG LLP

New York, New York
February 16, 2012

SCHEDULE II

THE TRAVELERS COMPANIES, INC.
(Parent Company Only)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(in millions)

CONDENSED STATEMENT OF INCOME

For the year ended December 31,	2011	2010	2009
Revenues			
Net investment income	$ 8	$ 11	$ 24
Net realized investment gains (losses)	(5)	7	128
Other revenues	—	(60)	—
Total revenues	3	(42)	152
Expenses			
Interest	313	315	311
Other	27	14	(3)
Total expenses	340	329	308
Loss before income taxes and equity in net income of subsidiaries	(337)	(371)	(156)
Income tax benefit	(199)	(90)	(95)
Loss before equity in net income of subsidiaries	(138)	(281)	(61)
Equity in net income of subsidiaries	1,564	3,497	3,683
Net income	$1,426	$3,216	$3,622

For the year ended December 31,	2011	2010	2009
Net Realized Investment Gains (Losses)			
Other-than-temporary impairment losses:			
Total losses	$ —	$ —	$ (1)
Non-credit component of impairments recognized in accumulated other changes in equity from nonowner sources	—	—	—
Other-than-temporary impairment losses	—	—	(1)
Other net realized investment gains (losses)	(5)	7	129
Net realized investment gains (losses)	$ (5)	$ 7	$ 128

The condensed financial statements should be read in conjunction with the notes to the condensed financial information of the registrant, as well as the consolidated financial statements and notes thereto.

See the accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE II

THE TRAVELERS COMPANIES, INC.
(Parent Company Only)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(in millions)

CONDENSED BALANCE SHEET

At December 31,	2011	2010
Assets		
Fixed maturities	**$ 33**	$ 20
Equity securities	**94**	66
Short-term securities	**2,339**	3,584
Investment in subsidiaries	**27,565**	27,422
Other assets	**506**	139
Total assets	**$ 30,537**	$ 31,231
Liabilities		
Debt	**$ 5,415**	$ 5,460
Other liabilities	**655**	298
Total liabilities	**6,070**	5,758
Shareholders' equity		
Preferred Stock Savings Plan—convertible preferred stock (0.0 and 0.2 shares issued and outstanding)	**—**	68
Common stock (1,750.0 and 1,748.6 shares authorized, 392.8 and 434.6 shares issued and outstanding)	**20,732**	20,162
Retained earnings	**19,569**	18,845
Accumulated other changes in equity from nonowner sources	**2,005**	1,255
Treasury stock, at cost (349.0 and 296.6 shares)	**(17,839)**	(14,857)
Total shareholders' equity	**24,467**	25,473
Total liabilities and shareholders' equity	**$ 30,537**	$ 31,231

The condensed financial statements should be read in conjunction with the notes to the condensed financial information of the registrant, as well as the consolidated financial statements and notes thereto.

See the accompanying Report of Independent Registered Public Accounting Firm.

THE TRAVELERS COMPANIES, INC.
(Parent Company Only)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

(in millions)

CONDENSED STATEMENT OF CASH FLOWS

For the year ended December 31,	2011	2010	2009
Cash flows from operating activities			
Net income	**$ 1,426**	$ 3,216	$ 3,622
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net income of subsidiaries	**(1,564)**	(3,497)	(3,683)
Dividends received from consolidated subsidiaries	**2,300**	6,676	3,497
Capital (contributed to) repaid from subsidiaries	**(10)**	19	20
Deferred federal income tax (benefit) expense	**43**	(46)	100
Change in income taxes payable	**(162)**	63	22
Other	**28**	411	(301)
Net cash provided by operating activities	**2,061**	6,842	3,277
Cash flows from investing activities			
Net sales (purchases) of short-term securities	**1,276**	(1,723)	(21)
Other investments, net	**(41)**	99	183
Net cash provided by (used in) investing activities	**1,235**	(1,624)	162
Cash flows from financing activities			
Issuance of debt	**—**	1,234	494
Payment of debt	**—**	(1,156)	(141)
Dividends paid to shareholders	**(665)**	(673)	(693)
Treasury stock acquired—share repurchase authorization	**(2,919)**	(4,998)	(3,259)
Treasury stock acquired—net employee share-based compensation	**(46)**	(40)	(29)
Issuance of common stock—employee share options	**314**	408	180
Other	**18**	10	10
Net cash used in financing activities	**(3,298)**	(5,215)	(3,438)
Net increase (decrease) in cash	**(2)**	3	1
Cash at beginning of year	**4**	1	—
Cash at end of year	**$ 2**	$ 4	$ 1
Supplemental disclosure of cash flow information			
Cash received during the year for taxes	**$ 97**	$ 116	$ 225
Cash paid during the year for interest	**$ 309**	$ 324	$ 312

The condensed financial statements should be read in conjunction with the notes to the condensed financial information of the registrant, as well as the consolidated financial statements and notes thereto.

See the accompanying Report of Independent Registered Public Accounting Firm.

THE TRAVELERS COMPANIES, INC.
(Parent Company Only)

NOTES TO THE CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1. OTHER REVENUES

In 2010, other revenues included $60 million of expenses related to the Company's purchase and retirement of $885 million of its $1.0 billion 6.25% fixed-to-floating rate junior subordinated debentures.

2. GUARANTEES

The Travelers Companies, Inc. (TRV) has contingent obligations for guarantees related to its subsidiary's debt obligations and various other indemnifications, including those related to the sale of business entities. TRV also provides standard indemnifications to service providers in the normal course of business. The indemnification clauses are often standard contractual terms. Certain of these guarantees and indemnifications have no stated or notional amounts or limitation to the maximum potential future payments, and, accordingly, TRV is unable to develop an estimate of the maximum potential payments for such arrangements.

In the ordinary course of selling business entities to third parties, TRV has agreed to indemnify purchasers for losses arising out of breaches of representations and warranties with respect to the business entities being sold, covenants and obligations of TRV and/or its subsidiaries following the closing, and in certain cases obligations arising from undisclosed liabilities, adverse reserve development, imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law, or certain named litigation. Such indemnification provisions generally survive for periods ranging from eight years following the applicable closing date to the expiration of the relevant statutes of limitations, although, in some cases, there may be other agreed upon term limitations or no term limitations. Certain of these contingent obligations are subject to deductibles which have to be incurred by the obligee before TRV is obligated to make payments. The maximum amount of TRV's contingent obligation for indemnifications related to the sale of business entities that are quantifiable was $93 million at December 31, 2011, of which $9 million was recognized on the balance sheet at that date.

TRV has fully and unconditionally guaranteed certain debt obligations of TPC, its wholly-owned subsidiary, which totaled $1.20 billion at December 31, 2011. Prior to the merger of TPC and SPC in 2004, TPC fully and unconditionally guaranteed the payment of all principal, premiums, if any, and interest on certain debt obligations of its wholly-owned subsidiary TIGHI. TRV has fully and unconditionally guaranteed such guarantee obligations of TPC. See note 17 of notes to the Company's consolidated financial statements.

SCHEDULE III

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

Supplementary Insurance Information
2009-2011
(in millions)

Segment	Deferred Acquisition Costs	Claims and Claim Adjustment Expense Reserves	Unearned Premiums	Earned Premiums	Net Investment Income(1)	Claims and Claim Adjustment Expenses	Amortization of Deferred Acquisition Costs	Other Operating Expenses(2)	Net Written Premiums
2011									
Business Insurance	**$ 816**	**$40,129**	**$ 5,482**	**$11,327**	**$2,041**	**$ 8,447**	**$1,815**	**$1,944**	**$11,340**
Financial, Professional & International Insurance	**332**	**6,857**	**2,043**	**3,174**	**414**	**1,487**	**603**	**648**	**3,102**
Personal Insurance	**638**	**4,367**	**3,577**	**7,589**	**424**	**6,342**	**1,458**	**908**	**7,745**
Total—Reportable Segments	**1,786**	**51,353**	**11,102**	**22,090**	**2,879**	**16,276**	**3,876**	**3,500**	**22,187**
Other	**—**	**66**	**—**	**—**	**—**	**—**	**—**	**442**	**—**
Consolidated	**$1,786**	**$51,419**	**$11,102**	**$22,090**	**$2,879**	**$16,276**	**$3,876**	**$3,942**	**$22,187**
2010									
Business Insurance	$ 806	$40,318	$ 5,364	$10,766	$2,156	$ 6,504	$1,749	$1,904	$10,857
Financial, Professional & International Insurance	352	6,999	2,139	3,317	439	1,700	612	608	3,211
Personal Insurance	624	4,220	3,418	7,349	464	5,006	1,441	867	7,567
Total—Reportable Segments	1,782	51,537	10,921	21,432	3,059	13,210	3,802	3,379	21,635
Other	—	69	—	—	—	—	—	415	—
Consolidated	$1,782	$51,606	$10,921	$21,432	$3,059	$13,210	$3,802	$3,794	$21,635
2009									
Business Insurance	$ 791	$42,103	$ 5,380	$10,968	$1,902	$ 6,037	$1,775	$1,966	$10,902
Financial, Professional & International Insurance	369	7,197	2,276	3,333	452	1,747	622	579	3,285
Personal Insurance	598	4,229	3,205	7,117	422	4,624	1,416	784	7,149
Total—Reportable Segments	1,758	53,529	10,861	21,418	2,776	12,408	3,813	3,329	21,336
Other	—	73	—	—	—	—	—	419	—
Consolidated	$1,758	$53,602	$10,861	$21,418	$2,776	$12,408	$3,813	$3,748	$21,336

(1) See note 2 to the consolidated financial statements for discussion of the method used to allocate net investment income and invested assets to the identified segments.

(2) Expense allocations are determined in accordance with prescribed statutory accounting practices. These practices make a reasonable allocation of all expenses to those product lines with which they are associated.

See the accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE V

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
Valuation and Qualifying Accounts
(in millions)

	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts(1)	Deductions(2)	Balance at end of period
2011					
Reinsurance recoverables	**$363**	**$—**	**$—**	**$ 18**	**$345**
Allowance for uncollectible:					
Premiums receivable from underwriting activities	**$116**	**$23**	**$—**	**$ 56**	**$ 83**
Deductibles	**$ 37**	**$ 6**	**$—**	**$ 3**	**$ 40**
2010					
Reinsurance recoverables	$523	$—	$—	$160	$363
Allowance for uncollectible:					
Premiums receivable from underwriting activities	$130	$45	$(1)	$ 58	$116
Deductibles	$ 49	$(8)	$—	$ 4	$ 37
2009					
Reinsurance recoverables	$618	$—	$—	$ 95	$523
Allowance for uncollectible:					
Premiums receivable from underwriting activities	$130	$61	$ 2	$ 63	$130
Deductibles	$ 66	$(4)	$—	$ 13	$ 49

(1) Charged to claims and claim adjustment expenses in the consolidated statement of income.

(2) Credited to the related asset account.

See the accompanying Report of Independent Registered Public Accounting Firm.

SCHEDULE VI

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
Supplementary Information Concerning Property-Casualty Insurance Operations(1)
2009-2011
(in millions)

							Claims and Claim Adjustment Expenses Incurred Related to:				
Affiliation with Registrant(2)	**Deferred Acquisition Costs**	**Claims and Claim Adjustment Expense Reserves**	**Discount From Reserves for Unpaid Claims(3)**	**Unearned Premiums**	**Earned Premiums**	**Net Investment Income**	**Current Year**	**Prior Year**	**Amortization of Deferred Acquisition Costs**	**Paid Claims and Claim Adjustment Expenses**	**Net Written Premiums**
2011	**$1,786**	**$51,353**	**$1,194**	**$11,102**	**$22,090**	**$2,879**	**$16,937**	**$ (842)**	**$3,876**	**$15,404**	**$22,187**
2010	$1,782	$51,537	$1,188	$10,921	$21,432	$3,059	$14,452	$(1,417)	$3,802	$13,697	$21,635
2009	$1,758	$53,529	$1,163	$10,861	$21,418	$2,776	$13,681	$(1,449)	$3,813	$12,918	$21,336

(1) Excludes accident and health insurance business.

(2) Consolidated property-casualty insurance operations.

(3) For a discussion of types of reserves discounted and discount rates used, see "Item 1—Business—Discounting."

See the accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Articles of Incorporation of The Travelers Companies, Inc. (the "Company"), effective as of August 4, 2011, were filed as Exhibit 3.1 to the Company's current report on Form 8-K filed on August 8, 2011, and are incorporated herein by reference.
3.2	Amended and Restated Bylaws of the Company, effective as of February 18, 2009, were filed as Exhibit 3.2 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2008, and are incorporated herein by reference.
10.1	Revolving Credit Agreement, dated June 10, 2010, between the Company and a syndicate of financial institutions, was filed as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2010, and is incorporated herein by reference.
10.2	Amended and Restated Tax Allocation Agreement, dated as of March 27, 2002, between TPC and Citigroup Inc., was filed as Exhibit 10.2 to TPC's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2002, and is incorporated herein by reference.
10.3*	The Travelers Companies, Inc. Policy Regarding Executive Incentive Recoupment was filed as Exhibit 10.42 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2009, and is incorporated herein by reference.
10.4*	Amended and Restated Employment Agreement between the Company and Jay S. Fishman, dated as of December 19, 2008, was filed as Exhibit 10.27 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2008, and is incorporated herein by reference.
10.5*	Amended and Restated Time Sharing Agreement, effective August 3, 2010, by and between the Company and Jay S. Fishman, was filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2010, and is incorporated herein by reference.
10.6*	Letter Agreement between Alan D. Schnitzer and the Company, dated April 15, 2007, was filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2007, and is incorporated herein by reference.
10.7*	The Travelers Companies, Inc. Amended and Restated 2004 Stock Incentive Plan was filed as Exhibit 10.28 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2008, and is incorporated herein by reference.
10.8*	TPC 2002 Stock Incentive Plan, as amended effective January 23, 2003, was filed as Exhibit 10.22 to TPC's annual report on Form 10-K for the fiscal year ended December 31, 2002, and is incorporated herein by reference.
10.9*	The St. Paul Companies, Inc. ("SPC") Amended and Restated 1994 Stock Incentive Plan was filed as Exhibit 10(f) to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2001, and is incorporated herein by reference.
10.10*	Current Director Compensation Program, effective as of August 3, 2010, was filed as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2010, and is incorporated herein by reference.

Exhibit Number	Description of Exhibit
10.11*	The Company's Amended and Restated Deferred Compensation Plan for Non-Employee Directors was filed as Exhibit 10.29 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2008, and is incorporated herein by reference.
10.12*	TPC Compensation Plan for Non-Employee Directors, as amended on January 22, 2004, was filed as Exhibit 10.16 to TPC's annual report on Form 10-K for the fiscal year ended December 31, 2003, and is incorporated herein by reference.
10.13*	The SPC Directors' Deferred Compensation Plan was filed as Exhibit 10(b) to the Company's annual report on Form 10-K for the fiscal year ended December 31, 1997, and is incorporated herein by reference.
10.14*	The SPC Deferred Stock Plan for Non-Employee Directors was filed as Exhibit 10(a) to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2000, and is incorporated herein by reference.
10.15*	The SPC Directors' Charitable Award Program, as amended, was filed as Exhibit 10(d) to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2000, and is incorporated herein by reference.
10.16*	The Travelers Severance Plan (as amended through May 10, 2007) was filed as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2007, and is incorporated herein by reference.
10.17*	Fifth Amendment to the Travelers Severance Plan was filed as Exhibit 10.35 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2008, and is incorporated herein by reference.
10.18*	Sixth Amendment to The Travelers Severance Plan was filed as Exhibit 10.39 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2009, and is incorporated herein by reference.
10.19*	Seventh Amendment to The Travelers Severance Plan was filed as Exhibit 10.41 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2009, and is incorporated herein by reference.
10.20*	Eighth Amendment to The Travelers Severance Plan was filed as Exhibit 10.43 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2010, and in incorporated herein by reference.
10.21*	The Company's Senior Executive Performance Plan was filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005, and is incorporated herein by reference.
10.22*	First Amendment to the Company's Senior Executive Performance Plan was filed as Exhibit 10.40 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2009, and is incorporated herein by reference.
10.23*	The Travelers Deferred Compensation Plan, as Amended and Restated, effective January 1, 2009, was filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Registration No. 333-157091) dated February 4, 2009, and is incorporated herein by reference.
10.24*	First Amendment to The Travelers Deferred Compensation Plan was filed as Exhibit 10.37 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2009, and is incorporated herein by reference.

Exhibit Number	Description of Exhibit
10.25*	TPC Deferred Compensation Plan was filed as Exhibit 10.23 to TPC's annual report on Form 10-K for the fiscal year ended December 31, 2002, and is incorporated herein by reference.
10.26*	The Travelers Benefit Equalization Plan, as Amended and Restated effective as of January 1, 2009, was filed as Exhibit 10.36 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2008, and is incorporated herein by reference.
10.27*	First Amendment to The Travelers Benefit Equalization Plan was filed as Exhibit 10.38 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2009, and is incorporated herein by reference.
10.28†*	Second Amendment to The Travelers Benefit Equalization Plan is filed herewith.
10.29*	TPC Benefit Equalization Plan was filed as Exhibit 10.24 to TPC's annual report on Form 10-K for the fiscal year ended December 31, 2002, and is incorporated herein by reference.
10.30*	The SPC Benefit Equalization Plan—2001 Revision and the first and second amendments thereto were filed as Exhibit 10.27 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2004, and are incorporated herein by reference.
10.31*	The SPC Annual Incentive Plan was filed as an exhibit to the SPC Proxy Statement relating to the SPC 1999 Annual Meeting of Shareholders that was held on May 4, 1999 and is incorporated herein by reference.
10.32*	The SPC Deferred Management Incentive Awards Plan was filed as Exhibit 10(a) to the Company's annual report on Form 10-K for the fiscal year ended December 31, 1997, and is incorporated herein by reference.
10.33*	Form of Non-Competition Agreement was filed as Exhibit 10.43 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2009, and is incorporated herein by reference.
10.34*	Form of Non-Solicitation and Non-Disclosure Agreement for Executive Officers, amending The St. Paul Travelers Companies, Inc. Severance Plan, was filed as Exhibit 99 to the Company's Form 8-K filed on February 16, 2006, and is incorporated herein by reference.
10.35*	Form of Executive Officer Capital Accumulation Program Restricted Stock Award Notification and Agreement was filed as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005, and is incorporated herein by reference.
10.36*	Form of Restricted Stock Unit Award Notification and Agreement (For Management Committee Member Executing Non-Compete) was filed as Exhibit 10.44 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2009, and is incorporated herein by reference.
10.37†*	Form of Stock Option Grant Notification and Agreement is filed herewith.
10.38†*	Form of Restricted Stock Unit Award Notification and Agreement is filed herewith.
10.39*	Form of Performance Share Award Notification and Agreement (2009) was filed as Exhibit 10.31 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2008, and is incorporated herein by reference.

Exhibit Number	Description of Exhibit
10.40*	Form of Performance Share Award Notification and Agreement for Jay S. Fishman (2009) was filed as Exhibit 10.33 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2008, and is incorporated herein by reference.
10.41*	Form of Performance Share Award Notification and Agreement (2010) was filed as Exhibit 10.31 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2009, and is incorporated herein by reference.
10.42*	Form of Performance Share Award Notification and Agreement for Jay S. Fishman (2010) was filed as Exhibit 10.33 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2009, and is incorporated herein by reference.
10.43*	Form of Performance Share Award Notification and Agreement (2011) was filed as Exhibit 10.27 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2010, and is incorporated herein by reference.
10.44*	Form of Performance Share Award Notification and Agreement for Jay S. Fishman (2011) was filed as Exhibit 10.29 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2010, and is incorporated herein by reference.
10.45†*	Form of Performance Shares Award Notification and Agreement (2012) is filed herewith.
10.46†*	Form of Performance Shares Award Notification and Agreement for Jay S. Fishman (2012) is filed herewith.
10.47†*	Form of Non-Employee Director Notification and Agreement of Annual Deferred Stock Award is filed herewith.
12.1†	Statement regarding the computation of the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends is filed herewith.
21.1†	A list of the subsidiaries of the Company is filed herewith.
23.1†	Consent of KPMG LLP, Independent Registered Public Accounting Firm, with respect to the incorporation by reference of KPMG LLP's audit report into Registration Statements on Forms S-8 of the Company (SEC File No. 33-56987, No. 333-50943, No. 333-63114, No. 333-63118, No. 333-65726, No. 333-107698, No. 333-107699, No. 333-114135, No. 333-117726, No. 333-120998, No. 333-128026, No. 333-157091, No. 333-157092, No. 333-164972 and No. 333-176002) and Form S-3 (SEC File No. 333-178507) is filed herewith.
24.1†	Power of Attorney is filed herewith.
31.1†	Certification of Jay S. Fishman, Chairman and Chief Executive Officer of the Company, as required by Section 302 of the Sarbanes-Oxley Act of 2002 is filed herewith.
31.2†	Certification of Jay S. Benet, Vice Chairman and Chief Financial Officer of the Company, as required by Section 302 of the Sarbanes-Oxley Act of 2002 is filed herewith.
32.1†	Certification of Jay S. Fishman, Chairman and Chief Executive Officer of the Company, as required by Section 906 of the Sarbanes-Oxley Act of 2002 is filed herewith.
32.2†	Certification of Jay S. Benet, Vice Chairman and Chief Financial Officer of the Company, as required by Section 906 of the Sarbanes-Oxley Act of 2002 is filed herewith.

Exhibit Number	Description of Exhibit
101.1†	The following financial information from The Travelers Companies, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011 formatted in XBRL: (i) Consolidated Statement of Income for the years ended December 31, 2011, 2010 and 2009; (ii) Consolidated Balance Sheet at December 31, 2011 and 2010; (iii) Consolidated Statement of Changes in Shareholders' Equity for the years ended December 31, 2011, 2010 and 2009; (iv) Consolidated Statement of Cash Flows for the years ended December 31, 2011, 2010 and 2009; (v) Notes to Consolidated Financial Statements; and (vi) Financial Statement Schedules.

† Filed herewith.

* Management contract or compensatory plan in which directors and/or executive officers are eligible to participate.

The total amount of securities authorized pursuant to any instrument defining rights of holders of long-term debt of the Company does not exceed 10% of the total assets of the Company and its consolidated subsidiaries. Therefore, the Company is not filing any instruments evidencing long-term debt. However, the Company will furnish copies of any such instrument to the Securities and Exchange Commission upon request.

Copies of any of the exhibits referred to above will be furnished to security holders who make written request therefor to The Travelers Companies, Inc., 385 Washington Street, Saint Paul, MN, 55102, Attention: Corporate Secretary.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the Company in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs at the date they were made or at any other time.

Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the year ended December 31, in millions, except ratios)	2011	2010	2009	2008	2007
Income before income taxes	**$1,352**	$4,306	$4,711	$3,716	$6,216
Interest	**386**	388	382	370	346
Portion of rentals deemed to be interest	**63**	68	70	80	79
Income available for fixed charges	**$1,801**	$4,762	$5,163	$4,166	$6,641
Fixed charges:					
Interest	**$ 386**	$ 388	$ 382	$ 370	$ 346
Portion of rentals deemed to be interest	**63**	68	70	80	79
Total fixed charges	**449**	456	452	450	425
Preferred stock dividend requirements	**1**	4	4	5	6
Total fixed charges and preferred stock dividend requirements	**$ 450**	$ 460	$ 456	$ 455	$ 431
Ratio of earnings to fixed charges	**4.01**	10.44	11.43	9.26	15.64
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	**4.00**	10.35	11.31	9.15	15.41

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

Exhibit 31.1

CERTIFICATION

I, Jay S. Fishman, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2011 of The Travelers Companies, Inc. (the Company);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: February 16, 2012

By: /s/ JAY S. FISHMAN

Jay S. Fishman
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Jay S. Benet, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2011 of The Travelers Companies, Inc. (the Company);
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;
4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and
5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: February 16, 2012

By: /s/ JAY S. BENET

Jay S. Benet
Vice Chairman and Chief Financial Officer

Exhibit 32.1

**THE TRAVELERS COMPANIES, INC.
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and 18 U.S.C. Section 1350, the undersigned officer of The Travelers Companies, Inc. (the "Company") hereby certifies that the Company's Annual Report on Form 10-K for the year ended December 31, 2011 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 16, 2012

By: /s/ JAY S. FISHMAN

Name: Jay S. Fishman
Title: Chairman and Chief Executive Officer

Exhibit 32.2

**THE TRAVELERS COMPANIES, INC.
CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and 18 U.S.C. Section 1350, the undersigned officer of The Travelers Companies, Inc. (the "Company") hereby certifies that the Company's Annual Report on Form 10-K for the year ended December 31, 2011 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 16, 2012

By: /s/ JAY S. BENET

Name: Jay S. Benet
Title: Vice Chairman and Chief Financial Officer

Shareholders' Information

Your Dividends

Travelers has paid cash dividends without interruption for 140 years. Our most recent quarterly dividend of $0.41 per share was declared on January 24, 2012, payable March 30, 2012, to shareholders of record as of March 9, 2012.

Automatic Dividend Reinvestment Program

This program provides a convenient opportunity for our shareholders to increase their holding of Travelers common stock. An explanatory brochure and enrollment card may be obtained by calling our stock transfer agent, Wells Fargo Bank, N.A. at 888.326.5102, or mailing a request to the address below.

Stock Transfer Agent and Registrar

For address changes, dividend checks, direct deposits of dividends, account consolidations, registration changes, lost stock certificates and general stock holding questions, please contact:

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
Saint Paul, MN 55164-0854

Toll Free: 888.326.5102
Outside U.S. and Canada: 651.450.4064
wellsfargo.com/shareownerservices

Financial Information Available

Travelers makes available, free of charge on its website, all of its filings that are made electronically with the SEC, including Forms 10-K, 10-Q and 8-K. To access these filings, go to travelers.com > For Investors > SEC Filings.

Requests for additional information may be directed to:

The Travelers Companies, Inc.
One Tower Square
Hartford, CT 06183

Investor Relations, 2MS
Attn: Marc Parr
860.277.0779
mparr@travelers.com

Annual Meeting of Shareholders

The annual shareholders' meeting will be on May 23, 2012, at the Hartford Marriott Downtown, 200 Columbus Boulevard, Hartford, CT 06103. In April, we plan to send proxy materials, or a notice of internet availability of proxy materials, to shareholders of record as of the close of business on March 26, 2012. The notice provides instructions on where to access our Proxy Statement and Annual Report as well as how to vote your shares electronically. The notice also includes instructions on how to request a printed copy of our proxy materials.

Stock Price and Dividend Rate

Our common stock is traded on The New York Stock Exchange (NYSE) under the symbol "TRV".

The following tables set forth the high and low closing sales prices of Travelers common stock and the amount of cash dividends declared per share for years 2011 and 2010.

2011	High	Low	Cash Dividend Declared
First Quarter	**$60.92**	**$53.33**	**$0.36**
Second Quarter	**64.05**	**56.68**	**0.41**
Third Quarter	**59.11**	**47.12**	**0.41**
Fourth Quarter	**59.68**	**46.80**	**0.41**

2010	High	Low	Cash Dividend Declared
First Quarter	$54.76	$47.94	$0.33
Second Quarter	53.92	48.00	0.36
Third Quarter	53.56	48.54	0.36
Fourth Quarter	57.44	52.12	0.36

Additional Information

We have included the following tables to provide a reconciliation of the following items used in this Annual Report: (i) operating income less preferred dividends to net income and (ii) adjusted shareholders' equity to shareholders' equity, which are components of the operating return on equity and return on equity ratios for the seven-year period ending December 31, 2011. Also, we have included the components of the calculation of average operating return on equity from January 1, 2005 through December 31, 2011.

	Twelve months ended December 31,						
(Dollars in millions, after-tax)	**2011**	2010	2009	2008	2007	2006	2005
Reconciliation of operating income less preferred dividends to net income							
Operating income, less preferred dividends	**$1,389**	$3,040	$3,597	$3,191	$4,496	$4,195	$2,020
Preferred dividends	**1**	3	3	4	4	5	6
Operating income	**1,390**	3,043	3,600	3,195	4,500	4,200	2,026
Net realized investment gains (losses)	**36**	173	22	(271)	101	8	35
Income from continuing operations	**1,426**	3,216	3,622	2,924	4,601	4,208	2,061
Discontinued operations	**–**	–	–	–	–	–	(439)
Net income	**$1,426**	$3,216	$3,622	$2,924	$4,601	$4,208	$1,622

Return on equity is the ratio of net income (loss) less preferred dividends to average shareholders' equity for the periods presented.

Operating return on equity is the ratio of operating income (loss) less preferred dividends to adjusted average shareholders' equity for the periods presented. Adjusted average shareholders' equity is average shareholders' equity excluding net unrealized investment gains (losses), net of tax, and that period's net realized investment gains (losses), net of tax.

	As of December 31,							
(Dollars in millions)	**2011**	2010	2009	2008	2007	2006	2005	2004
Reconciliation of adjusted shareholders' equity to shareholders' equity								
Adjusted shareholders' equity	**$21,570**	$23,375	$25,458	$25,647	$25,783	$24,545	$22,227	$20,087
Net unrealized investment gains (losses), net of tax	**2,871**	1,859	1,856	(146)	620	453	327	866
Net realized investment gains (losses), net of tax	**36**	173	22	(271)	101	8	35	(28)
Preferred stock	**–**	68	79	89	112	129	153	188
Discontinued operations	**–**	–	–	–	–	–	(439)	88
Shareholders' equity	**$24,477**	$25,475	$27,415	$25,319	$26,616	$25,135	$22,303	$21,201
Calculation of average annual operating return on equity from January 1, 2005 through December 31, 2011								
Operating income, less preferred dividends	**$1,389**	$3,040	$3,597	$3,191	$4,496	$4,195	$2,020	
Adjusted average shareholders' equity	**22,806**	24,285	25,777	25,668	25,350	23,381	21,118	
Operating return on equity	**6.1%**	12.5%	14.0%	12.4%	17.7%	17.9%	9.6%	

Average annual operating return on equity for the period January 1, 2005 through December 31, 2011 **13.0%**



The Travelers Companies, Inc.
485 Lexington Avenue
New York, NY 10017-2630
800.328.2189

NYSE: TRV


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